StanleyBlack&Decker


13000460


STANLEY
Security Solutions
Rachel Williams
Customer Services
STANLEY





Moving AHEAD

2012 Annual Report




DEWALT



yearinreview.stanleyblackanddecker.com



As we build on our commitment to sustainability, we have continued with a smaller page count for this year's Annual Report, a tradition we started in 2009.

Visit yearinreview.stanleyblackanddecker.com to view videos and pictures that bring exciting aspects of the Stanley Black & Decker story to life, to explore our financials, review our Sustainable Practices, and to read about our businesses, our brands and our plans for growth.

Stanley Black & Decker was again named to the North American Dow Jones Sustainability Index in 2012, in recognition of our economic, environmental and social performance. We were further recognized as "Sector Mover" for posting the largest proportional year-over-year improvement in sustainability performance across 13 assessed companies within the Durable Household Goods sector.

In 2012 Stanley Black & Decker continued the application of Stanley Fulfillment System (SFS) principles and delivered year-over-year improvements in environmental waste reduction, energy conservation and water reduction. Our global manufacturing and distribution centers reported:

- 4% decrease in waste generation intensity
- 11% improvement in recycled waste volume
- 14% decrease in energy consumption intensity
- 13% decrease in CO_2e emission intensity
- Over 15% decline in water consumption intensity

Review these accomplishments and all our sustainability results at stanleyblackanddecker.com/company/sustainability and visit yearinreview.stanleyblackanddecker.com.

FRONT COVER: Top Left: Stanley Oneprox Global Readers provide quick, dependable read times. **Top Right & Page 1:** ProtoID combines CribMaster's RFID tool control solutions with Proto's industrial-strength tools. **Middle:** Engineered Fastening delivers integrated productivity solutions for manufacturers. **Bottom Left:** CRC-Evans' multi-process P-260 Pipe Welding Machine "bug" is computerized and programmable. **Bottom Right:** The DeWALT Max* 20V/18V Cordless Drill delivers high power, high efficiency and improved run time. **INSIDE FRONT COVER:** LaBounty's powerful, efficient rotating shears are ideal for scrap processing and demolition work. **INSIDE BACK COVER: Left:** DeWALT hand tools like the MIG Weld Framing Hammer deliver GUARANTEED TOUGH® performance. **Right:** The Black & Decker MATRIX Quick Connect System allows easy change of attachments. **BACK COVER: Middle:** AeroScout's RTLS solutions are helping transform safety, security and operational efficiency at healthcare and industrial organizations worldwide. **Right:** Emhart's compact, lightweight POP® Cordless Rivet Setting Tool PB2500 provides high-speed fastening without the need for compressed air systems. **Bottom:** The revolutionary Stanley Dura-Max Series 5400 allows for automated center-entry in small openings.



We invent and reinvent what builds and secures the world—delivering solutions, creating value, pursuing sustainable success and always moving AHEAD.

Letter to Shareholders

Stanley Black & Decker's evolution into a diversified global industrial enterprise entered an important phase in 2012 as we continued to execute against our long-term strategy and build a platform for lasting shareholder value creation.

"We take pride in our ability to learn and adapt."

With the integration efforts around the Stanley Black & Decker merger essentially complete and far exceeding expectations, we are taking the experience gained from our successful acquisition/integration program and applying those best practices to drive organic growth initiatives in our most promising markets and improve return on capital employed (ROCE) and cash flow return on investment (CFROI). Combined with the positive impact of the Stanley Fulfillment System (SFS) operating model and our long-standing cost and margin expansion discipline, these efforts should help ensure that the Company realizes the full benefits of our transformation in the years ahead, irrespective of the challenging macroeconomic environment.

For 2012, total revenues increased 8.0% to $10.2 billion. Earnings per share (EPS) were $4.67, excluding charges—approximately flat to the prior year, due to the impact of taxes, foreign exchange and significant market-driven headwinds at some of our more profitable businesses in Europe. Normalizing for a much lower tax rate in 2011, EPS increased 12%. Free cash flow, excluding charges, was approximately $1.1 billion, the dividend was increased by 20% for the second year in a row (extending the Company's record for the longest consecutive annual and quarterly dividend payments among NYSE-listed industrial companies) and we repurchased $200 million of our stock in addition to the $850 million that is being executed in connection with the divestiture of our Hardware & Home Improvement business (HHI). Working capital turns increased to 7.5, as the benefits of the Stanley Fulfillment System were further realized across our global enterprise.

The Black & Decker Merger: Closing The Final Chapter[1]

At the three-year anniversary of the merger, we can say with confidence that it was a resounding success by every measure. The rationale for combining The Stanley Works with The Black & Decker Corporation was clear from the outset: compelling shareholder value creation opportunities, attractive positions in markets and channels worldwide, an industry-leading array of products and services, a shared strong track record of innovation and proven operational capabilities on a global scale—and the results surpassed even our own high expectations.

By the end of 2013 we will have achieved $500 million in cost synergies, exceeding our original target of $350 million by 43%. In fact, the approximately $760 million in operating profit that our CDIY segment alone generated in 2012 surpassed the entire 2009 operating profit of all of the divisions of the stand-alone Stanley and Black & Decker companies combined. We exceeded our three-year EBITDA target of $1.5 billion in just two years and achieved our three-year EPS target in 2011, also well ahead of schedule. Revenue synergies, which were targeted to be between $300 and $400 million by the end of 2013, have already surpassed $300 million. We hit our post-merger free cash flow goal of $1 billion more than a year ahead of plan, and we have distributed a significant amount of it back to shareholders directly,

(1) All earnings and cash flow numbers referenced in this section exclude M&A-related charges/payments.

increasing our dividend by almost 50% and repurchasing over $550 million of our stock in addition to the HHI-related purchases since the end of 2009.

Stanley Black & Decker: Looking Back and Looking Ahead

Stanley Black & Decker today is a diversified global company with a solid track record of operational excellence, innovation and growth, and while our history dates back more than 170 years, the Company has truly been transformed over the last ten. Since 2003, revenues and EPS have grown at a 17% and 18% compound annual growth rate (CAGR), respectively. Over the same ten-year time period, we have increased our free cash flow from approximately $400 million a year to nearly $1.1 billion — and during that time have directly distributed more than half of it back to our shareholders.

During that period, while our Company advanced significantly, our strategy remained essentially unchanged:

1. Continue Portfolio Transition Momentum: By diversifying into higher growth, higher margin businesses, increasing our relative weighting in emerging markets and opportunistically consolidating within the tool industry.

2. Be Selective and Operate in Markets Where Brand Is Meaningful, the Value Proposition Is Definable and Sustainable Through Innovation and Global Cost Leadership Is Achievable.

3. Pursue Growth on Multiple Fronts by Building Out Existing Growth Platforms Through Acquisition and Intensifying Focus on Organic Growth Initiatives.

4. Accelerate Progress via the Stanley Fulfillment System (SFS).

Our success has been driven by several key factors. First, we have maintained a clear and consistent strategy while building a high performance culture with a focus on accountability and integrity. Second, we have developed an agile organization that stresses the importance of initiative and leadership at every level. And third, we have strong competencies across the Company, such as M&A and integration, cost control, tight P&L discipline and SFS — as well as functional excellence in areas such as Finance, HR, IT and Operations. These competencies and the accompanying strong financial track record have led us to significantly outperform the S&P 500 on a three-, five- and ten-year basis.

Importantly, we also take pride in our ability to learn and adapt. For example, our stock over the past 12–24 months has exhibited in-line performance to slight underperformance relative to peers and the S&P 500. To determine the cause, we examined all parts of the business and were drawn to our long-term financial objectives, which have been in place alongside our strategy for almost ten years. We recognized that we have met most of our objectives over the period: 10–12% total revenue growth, mid-teens EPS growth, free cash flow greater than or equal to our net income, continued dividend growth and strong investment grade credit rating.

However, one of our key financial objectives has not been met: growing organically 4–6% per year. Over the past ten years, excluding 2009, our average organic growth rate has been 3% (1% if 2009 is included). While many external factors have hindered our organic growth in recent years, we as a management team will not use market headwinds as an excuse, particularly as we do not anticipate any material improvement in the global macroeconomic environment in the next few years. We have instead redoubled our efforts around organic growth, largely by culling lessons and best practices from the many successful acquisitions we have completed over the years.

Revving Up Organic Growth: Our 2015 Initiative

The importance of generating organic growth cannot be overstated: our organic growth initiatives are **expected to drive $850 million, or 2–3 points, in incremental revenue and $200 million in incremental profit by 2015.** This, of course, is on top of the organic growth that the core franchise is expected to generate, bringing us to a 4–6% organic growth rate as a Company, in line with our long-term target. To support this increased growth we have committed to invest $100 million of incremental ongoing operational expense in these initiatives and $50 million of one-time capital expenditures.


Revenue Growth in 2012
+8%
Total Revenue Growth


MID-DECADE GOALS
$15B
In Revenue
15%
Return on Capital Employed
>15%
Operating Margin
10
Working Capital Turns
>20%
Revenue in Emerging Markets

We have identified six different organic growth areas of opportunity across the Company and across the globe that will enable us to meet our goals:

1. Emerging Markets: The largest area of opportunity, with an estimated $350 million in incremental revenue by 2015, is in emerging markets. Today, emerging markets make up approximately 15% of the Company's revenues, which, while up from 11% two years ago and averaging 20% growth in the past five years, remains far from our 20%+ mid-decade goal. A large portion of the $65 million investment we are making in organic growth initiatives in 2013 will be allocated to opportunities in these regions. We started by moving the management of these various markets from a business-led center of gravity to a region-led center of gravity — with all emerging markets activities now overseen by the tested and proven former senior leader of our Latin American operations. Second, we are expanding from focusing solely on high price point products, which generally cover only 10–20% of the market, to putting our efforts and resources into locally designed and manufactured mid price point products, which will address approximately 70% of the market. This will require several new manufacturing facilities already underway: we acquired a plant in India in 2012, and have plans to build plants in China and Turkey and to expand our plant in Brazil. All of this will be accomplished with $50 million in one-time capital expenditures (over the three-year period) and through small acquisitions. Lastly, our CDIY and IAR businesses are working closely together to leverage relationships and cross selling opportunities in both channels across hand and power tools. This allows all of the products to be handled at a regional level to optimize growth, especially in the emerging markets.

2. Smart Tools & Storage: This initiative leverages our recent CribMaster and AeroScout acquisitions and should drive approximately $100 million in organic revenue. It includes focusing on enhancing our maintenance, repair & operations (MRO) vending capabilities, tool locating/electronic sensing systems and increasing our sales force to drive revenue in this business. The initiative leverages proprietary technology to drive productivity and efficiency for industrial end users across the globe.

3. Security and Healthcare Verticals: We expect to generate approximately $150 million in revenue from the further build-out of our security and healthcare businesses. The acquisitions of Niscayah and AeroScout enable us to take a new approach to customers, where we can bring safety, security, efficiency and compliance to hospitals at a time when economic, demographic, social and regulatory imperatives are driving compelling cases for change. Additionally, the greater breadth and depth of products and services these acquisitions bring us allow our Security business to better penetrate a wide variety of industry verticals such as education, financial services and retail.

4. U.S. Government: We see an opportunity to grow share in the U.S. government market and expect to achieve $100 million in incremental organic growth over the next three years. We have recalibrated our go-to-market strategy and are adding to our sales forces in the regional areas outside of Washington, D.C., where key purchases are made within our CDIY, IAR, Healthcare and Security markets.

5. Offshore Oil & Gas Pipeline Business: Rooted in our 2010 acquisition of CRC-Evans was an offshore oil and gas pipeline business that we see as a powerful organic growth engine. This business has already been a great story for us and continues to grow. It represents approximately $100 million in revenue today and we are confident in our ability to double that by 2015 by pursuing two areas in particular. The first is building portable spool bases, a revolutionary idea generated by our team which allows spool bases to be transported close to where the wells are located as opposed to using fixed spool bases. The second is a major push into Malaysia where offshore activity has increased dramatically over the last few years.

6. Black & Decker Revenue Synergies: We expect to generate $50 million in incremental revenue from the final leg of the Black & Decker revenue synergies. These synergies result from a myriad of opportunities around the globe including brand expansion and leveraging complementary geographic and channel strengths. Two notable examples are the over 50% growth of the legacy Stanley hand tool business in Latin America resulting from Black & Decker's well-established distribution channels and the expansion of the Black & Decker manufacturing plant in Uberaba, Brazil to enable in-region hand tool manufacturing, a key cultural factor to successful growth.

We are approaching these organic growth initiatives with the rigor and precision, and the processes — program management, resource allocation, and tracking and monitoring — that we have used successfully for acquisition integrations in the past. This will be an ongoing journey to make organic growth an integral part of the fabric and culture of the Company, similar to our implementation of SFS in 2007, which made operational excellence and continuous improvement synonymous with Stanley Black & Decker.

While organic growth initiatives are high on our priority list, these initiatives will be on top of a core franchise which is still performing well. Our CDIY segment grew 5% organically in 2012 with very little help from the U.S. housing market, and maintained flat organic sales in Europe despite a contracting market there. Our Professional Power Tool business, largely the DEWALT brand, grew 8% organically for the year, while our Consumer Power Tool business grew 6% organically. These successes can be attributed to compelling new products like the DEWALT 18/20V lithium ion drills as well as our Black & Decker Gyro and Matrix products. Our Engineered Fastening business grew 9% organically for the year, far outpacing global light vehicle production, which grew 5%. We attribute this to increased platform penetration and the undeniable value propositions we partner with our customers to provide.

Portfolio Transformation

Since 2004, when our journey to transform our portfolio began, we have made more than 70 acquisitions, refined and sharpened our focus through thoughtful divestitures, and cultivated a globally diversified and resilient business. To that end, in 2012, we sold our Hardware & Home Improvement (HHI) business for $1.4 billion in cash — a meaningful step in the continued diversification of our revenue streams and geographic footprint. Given that approximately 90% of HHI's revenues were from North America and more than 50% came through U.S. home centers, this outcome allowed us to redeploy cash in ways more consistent with the Company's long-term strategic objectives. Additionally, in keeping with our goal of returning excess cash directly to shareholders, more than 65% of the $1.3 billion in after-tax proceeds are being used to repurchase shares, with a smaller portion going towards modest debt reduction to ensure the Company's leverage ratios remain in its target range.

The remaining proceeds fund a portion of the acquisition of Infastech, a leading global manufacturer and distributor of specialty engineered fastening technologies. This highly accretive acquisition is a perfect strategic fit for Stanley Black & Decker, as it adds to our strong position in specialty engineered fastening, increases our global footprint with an expanded presence in the

Executive Chairman Nolan D. Archibald Retires

After a remarkable 27-year career with the Company and its predecessors, Nolan Archibald, Executive Chairman of the Board of Stanley Black & Decker and former Chairman, CEO and President of the Black & Decker Corporation, retired on March 13, 2013. Mr. Archibald's legacy is marked by numerous successes and milestones, with his crowning achievement most certainly his role in bringing together The Stanley Works and The Black & Decker Corporation.

Mr. Archibald first joined Black & Decker in 1985. In 1986 he was named President and Chief Executive Officer, which at age 42 made him the youngest CEO of any Fortune 500 company, and in 1987 was appointed Chairman of the Board. Mr. Archibald's 24 years as CEO of Black & Decker also made him one of the longest serving CEOs of a Fortune 500 company. He was instrumental in building Black & Decker into a global leader in power tools and accessories, hardware and home improvement products, and technology-based fastening systems, tripling the Company in size to more than $6 billion in revenues and expanding its worldwide presence to more than 100 countries.

As CEO of Black & Decker, Mr. Archibald directed the launch of groundbreaking new products, diversified the Company's end markets and geographies, expanded important business partnerships and oversaw key strategic acquisitions — including Emhart Corporation in 1989, which more than doubled the Company's size. He notably built what is now one of the world's most valuable tools franchises in DEWALT, the clear leader in professional power tools. Importantly, his efforts helped create significant value for Black & Decker shareholders with total returns exceeding 300% during his tenure, reflecting his long-term commitment to operational excellence and innovation.

Following the close of the merger of The Stanley Works and Black & Decker in early 2010, he was appointed to the Stanley Black & Decker Board of Directors and elected Executive Chairman. He played a key role in integrating the two organizations and made invaluable contributions to helping Stanley Black & Decker realize the full potential of the combination. Since the announcement of the merger in late 2009, Black & Decker shareholders have realized more than a 100% increase in their investment as the combined company far exceeded its targeted synergies.

The Board, management team and entire organization would like to acknowledge Mr. Archibald and thank him for his numerous contributions and dedicated service to the Company. He has been a great partner and friend, and an instrumental force in building the company that is today's Stanley Black & Decker. We wish him, his wife Margaret and their family continued success, good health and happiness.

emerging markets, and brings a diverse and growing revenue base, strong margins, and solid financial track record to our portfolio. We expect this transaction to close during the first quarter of 2013.

As a result of the Infastech acquisition, total company revenues from the emerging markets will increase to approximately 16%, an important step towards the Company's mid-decade goal of 20%+. In addition, with the acquisition of Infastech, the engineered fastening platform will be the first of the Company's identified new growth platforms to achieve its mid-decade goal of $1–$2 billion in revenue.

With the Infastech integration ahead of us, the Niscayah integration approximately fifty percent complete and the Black & Decker integration in the final innings, we made the decision in late 2012 to take a brief, tactical pause from significant M&A activity while we focus on organic growth initiatives for the next 12–18 months. This will not preclude smaller deals in the emerging markets and — more importantly — does not change our strategy of continuous evolution into a diversified industrial company, but reflects our desire to be in position to realize more opportunities from our transformation in the near term, including an improving construction market.
We remain committed to ensuring we have a balanced and flexible capital allocation plan over the long term, in which roughly two-thirds of our free cash flow will be deployed to acquisitions, with a minimum of one-third returned to shareholders in the form of dividends and share repurchases. As has been the case for years, our portfolio strategy centers around a steady and methodical reallocation of capital to activities where superior returns are sustainable and above-portfolio-average organic growth is achievable, and to maintaining a strong investment grade credit rating to allow us that flexibility.

Importantly, we remain committed to our mid-decade goals:

- $15 Billion in Revenue
- Greater than 15% Operating Margin Rate
- Return on Capital Employed of 15%
- 10 Working Capital Turns
- 20%+ of Revenues from Emerging Markets

Stanley Fulfillment System

Our ability to increase our free cash flow to almost $1.1 billion in 2012 — as well as our consistent success in providing world-class products and services to our customers, increasing our internal efficiencies, effectively integrating acquisitions, and creating a culture of operational excellence — is directly attributable to the Stanley Fulfillment System, or SFS. Our results in 2012 drove an approximate 120% free cash flow conversion rate excluding charges and payments and this continues our track record of free cash flow


2012 GLOBAL PRESENCE
(% of 2012 revenues)
D
C
A
B
A: U.S. 48%
B: Europe 27%
C: Emerging Markets 15%
D: R.O.W. 10%


THE STANLEY FULFILLMENT SYSTEM
Common Platforms
Improve
Control
Sales & Operations Planning
Operational Lean
Breakthrough Customer Value
Order-to-Cash Excellence
Complexity Reduction
Global Supply Management
Common Platforms
Expand

exceeding net income every year since SFS' inception in 2007. With the power of SFS behind us, we are laser-focused on our quest to return our working capital turns to the record-high level we had achieved prior to the Black & Decker merger and continue to make meaningful headway. In 2012, we achieved working capital turns of 7.5, a 42% increase from pro forma 2009 levels. This solid and sustained progress truly captures the critical role the Stanley Fulfillment System plays in the continued success of the Company. Simply put, SFS is key to our culture, our people, and our results, and it is a driving force behind the differentiated value we bring to our customers and our investors. It has been — and will continue to be — an opportunity for us to challenge ourselves to be an even better, more efficient organization. We are confident in our ability to utilize SFS in 2013 and beyond to achieve our goal of 10 working capital turns by the middle of the decade.

Summary

While we have a lot to be proud of, as we look to 2013 and beyond we know there is more to be done. Our management team has the experience, drive and fortitude to lead Stanley Black & Decker through what we anticipate to be a period of slow global economic recovery and to ensure we are moving forward to meet our goals. These goals are ambitious but achievable, and by being thoughtful, bold, determined and agile we remain confident we can deliver strong results for our shareholders. We are energized by the prospects of our organic growth initiatives and believe they will add a new dimension to our priorities of diversifying our revenue base, generating strong free cash flow, improving productivity and expanding margins while staying ahead in innovation. Our focus on these priorities extends from our Board of Directors out to all of our 45,000 employees around the world. It is their day-to-day efforts, superior skills, and dedication to the principles that have made Stanley Black & Decker a unique and enduring organization that will propel this Company forward. We have a bright future and many happy returns ahead.



John F. Lundgren
Chairman &
Chief Executive Officer



James M. Loree
President &
Chief Operating Officer

March 15, 2013
New Britain, CT

Financial Highlights**

(MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)	2012[1]	2011[1]	2010[1]	2009	2008
SWK					
Revenue	$ 10,190.5	$ 9,435.5	$ 7,496.9	$ 3,481.6	$ 4,135.6
Gross Margin	$ 3,734.2	$ 3,489.6	$ 2,836.3	$ 1,416.3	$ 1,567.7
Gross Margin %	36.6%	37.0%	37.8%	40.7%	37.9%
Working Capital Turns	7.5	7.2	5.9	7.9	5.9
Free Cash Flow*	$ 1,059	$ 1,004	$ 936	$ 443	$ 422
Diluted EPS from Continuing Operations	$ 4.67	$ 4.61	$ 3.53	$ 2.62	$ 2.52
CDIY					
Revenue	$ 5,193.7	$ 5,007.6	$ 4,147.6	$ 1,258.1	$ 1,608.4
Segment Profit	$ 762.4	$ 654.6	$ 542.8	$ 137.3	$ 170.3
Segment Profit %	14.7%	13.1%	13.1%	10.9%	10.6%
Security					
Revenue	$ 2,428.9	$ 1,926.5	$ 1,457.6	$ 1,342.3	$ 1,260.1
Segment Profit	$ 346.9	$ 312.4	$ 252.9	$ 282.1	$ 248.3
Segment Profit %	14.3%	16.2%	17.4%	21.0%	19.7%
Industrial					
Revenue	$ 2,567.9	$ 2,501.4	$ 1,891.7	$ 881.2	$ 1,267.1
Segment Profit	$ 418.1	$ 410.1	$ 282.1	$ 99.4	$ 171.8
Segment Profit %	16.3%	16.4%	14.9%	11.3%	13.6%

(1) Excludes merger and acquisition-related charges and payments.
* Refer to the inside back cover.
** In December 2012, the Company sold its Hardware & Home Improvement business. The results from 2008–2011 were recast for this divestiture, for comparability.

2012 SCORECARD*


$587
$509
$1,055
$1,366
$1,512
08 09 10 11 12

EBITDA
(Continuing Operations)(a)
($ MILLION)


2008–2012
CAGR:
11%
$3.11
$2.52
$2.62
$3.53
$1.00
$4.61
$3.52
$4.67
$2.70
08 09 10 11 12

EPS
(Continuing Operations)(b)


$422
$443
$936
$1,004
$1,059
08 09 10 11 12

Free Cash Flow(c)
($ MILLION)


(%)
120
100
80
60
40
20
0
−20
3%
−16%
115%
26%
8%
08 09 10 11 12

Total Sales Growth
LONG-TERM OBJECTIVE: +10–12%


(%)
10
5
0
−5
−10
−15
−20
−3%
−18%
5%
6%
2%
08 09 10 11 12

Organic Sales Growth
LONG-TERM OBJECTIVE: +4–6%


5.9
7.9
5.9
7.2
7.5
08 09 10 11 12

Working Capital Turns(d)


2008–2012
CAGR:
34%
$3.4
$3.4
$8.6
$10.8
$10.9
08 09 10 11 12

Average Capital Employed(e)
($ BILLION)


13.4%
9.4%
8.4%
9.7%
9.6%
08 09 10 11 12

Return on Capital Employed(f)

(a) "EBITDA" (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measurement. Management believes it is important for the ability to determine the earnings power of the Company and to properly value the Company, due to current high levels of non-cash expenses related to recent acquisitions. The Company's 2012 results include $442 million (pretax) of charges related to merger and acquisition-related charges, the charges associated with the $200 million in cost actions implemented in 2012, as well as the charges associated with the extinguishment of debt during the third quarter of 2012. In 2011 and 2010, EBITDA excludes merger and acquisition-related charges of $236 million and $478 million, respectively, primarily associated with the Black & Decker merger and Niscayah acquisition. In 2008, EBITDA excludes the restructuring charge of $67 million pertaining to cost actions taken in response to weakened economic conditions. A full reconciliation with the relevant GAAP measurement, net earnings from continuing operations, follows:

(MILLIONS OF DOLLARS)	2012	2011	2010	2009	2008
Net earnings from continuing operations	**$ 450**	**$ 598**	**$ 151**	**$ 211**	**$ 201**
Interest income	(10)	(27)	(9)	(3)	(9)
Interest expense	144	140	110	64	92
Income taxes	79	50	18	46	65
Depreciation and amortization	407	369	307	191	171
EBITDA from continuing operations	**$ 1,070**	**$ 1,130**	**$ 577**	**$ 509**	**$ 520**
Merger and acquisition-related charges	442	236	478	—	—
2008 Restructuring charge(b)	—	—	—	—	67
Adjusted EBITDA	**$ 1,512**	**$ 1,366**	**$ 1,055**	**$ 509**	**$ 587**

(b), (c), (d), (e) and (f) refer to the inside back cover.

* In December 2012, the Company sold its Hardware & Home Improvement business. The results from 2008–2011 were recast for this divestiture for comparability.

Comparison of 5-Year Cumulative Total Return Among Stanley Black & Decker, S&P 500 Index and Peer Group

Set forth below is a line graph comparing the yearly percentage change in the Company's cumulative total shareholder return for the last five years to that of the Standard & Poor's 500 Index (an index made up of 500 companies including Stanley Black & Decker) and the Peer Group. The Peer Group is a group of eight companies that serve the same markets the Company serves and many of which compete with one or more of the Company's product lines. Total return assumes reinvestment of dividends.

Comparison of 5-Year Cumulative Total Return (IN MILLIONS)


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
07
08
09
10
11
12

THE POINTS IN THE ABOVE TABLE ARE AS FOLLOWS:	2007	2008	2009	2010	2011	2012
Stanley Black & Decker	**$ 100.00**	**$ 75.52**	**$ 113.54**	**$ 150.77**	**$ 156.31**	**$ 170.80**
S&P 500	100.00	63.00	79.67	91.67	93.61	108.60
Peer Group	100.00	65.99	85.55	108.40	99.80	148.46

Assumes $100 invested on January 1, 2008, in the Company's common stock, S&P 500 Index and the Peer Group. The Peer Group consists of the following eight companies: Cooper Industries, Inc. (acquired by Eaton Corporation plc in November 2012), Danaher Corporation, Illinois Tool Works, Inc., Ingersoll-Rand Company, Masco Corporation, Newell Rubbermaid, Inc., Snap-On Incorporated and The Sherwin-Williams Company. Prior to 2010, the Company included The Black & Decker Corporation in its Peer Group. Due to the merger on March 12, 2010, the results of The Black & Decker Corporation are now included in the Company's consolidated results. As a matter of consistency, the total returns of The Black & Decker Corporation have been excluded from all prior years.

New York Stock Exchange Certification

ANNUAL CEO CERTIFICATION (SECTION 303A.12(A))

As the Chief Executive Officer of Stanley Black & Decker, and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

John F. Lundgren
PRESIDENT & CEO

May 4, 2012

The Company has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31(i)(a) and 31(i)(b) to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2012.


STANLEY
PowerLock
25'

EMPLOYEES	NET SALES	OPERATING PROFIT
22,726	$5.2 BILLION	$762 MILLION

Construction / Do-It-Yourself

Our trusted hand and power tools are known worldwide for being tough, innovative and up to the task. With robust storage and control solutions to match, we serve both the pro and the do-it-yourselfer who wants to work like one.

LEADING BRANDS

Stanley
DeWALT
Black & Decker
Porter Cable
Bostitch
Powers



EMPLOYEES	NET SALES	OPERATING PROFIT
12,234	$2.4 BILLION	$347 MILLION

Security

We deliver peace of mind with advanced electronic safety, security and monitoring solutions, innovative locks and automatic doors, and for healthcare providers, sophisticated patient safety, asset-tracking and productivity solutions.

LEADING BRANDS

Security
Stanley Security
Sonitrol
Best Access Systems
PACOM
Precision Hardware

Healthcare
Stanley Healthcare
AeroScout
InnerSpace
Hugs
Wander Guard
Scan Modul


FACOM

EMPLOYEES	NET SALES	OPERATING PROFIT
8,225	$2.6 BILLION	$418 MILLION

Industrial

We build the solutions that keep your world running — from leading tools, tool tracking and productivity solutions for industrial and automotive repair, to pipeline construction and hydraulic tools, to preferred engineered fastening solutions.

LEADING BRANDS

Industrial & Automotive Repair
Facom
MAC
Sidchrome
Proto
CribMaster
Vidmar & Lista Storage & Workspace Solutions
EXPERT
USAG

Infrastructure
CRC-Evans
Stanley LaBounty

Engineered Fastening
Stanley Engineered Fastening

BUSINESS HIGHLIGHTS

+5% overall volume growth, with growth in every region and business.

Relentless focus on innovation: delivered 1,000+ new products; ranked #8 overall, and #1 in our space, among the world's most innovative companies by the Patent Board and the *Wall Street Journal*.

Record results for Working Capital Turns, Quality and EHS.

Completed strategic acquisitions of Powers (Fasteners) and Abmast (Abrasives), expanding our product portfolio and adding prime manufacturing in our accessories category.

Strengthened global cordless leadership position with record performance in revenue growth, outpacing the market.

BUSINESS HIGHLIGHTS

Security

Continued successful integration of Niscayah and achieved $45M cost synergies in 2012.

Signed 5-year agreement with leading U.S. retailer to be sole source for intrusion and fire monitoring, converting over 800 locations.

Installed over 3,700 IP cameras and 72 network video recorders at 35 schools for school district in Louisiana.

Awarded platform screen door project at Munich Airport, in Germany.

Healthcare

Acquired AeroScout, which has shipped more Wi-Fi active RTLS tags than all other competitors last 4+ years (applications in Healthcare, Industrial and Security).

BUSINESS HIGHLIGHTS

Industrial & Automotive Repair

MAC Tools 2nd consecutive year of record profit.

CribMaster nearly doubled revenues in 2012; 3X in the last 4 years.

Launched the most innovative IAR product in history, ProtoID and Facom RFID.

RTLS technologies from AeroScout acquisition to play key role in smart tools and storage strategy.

Infrastructure

Stanley Oil & Gas/CRC-Evans offshore revenue up +15% over prior year.

Engineered Fastening

Highest organic sales growth rate within Stanley Black & Decker, at 9%.

Honored with Supplier Quality Award from Renault.

THE STANLEY BLACK & DECKER LEADERSHIP TEAM

BOARD OF DIRECTORS

Nolan D. Archibald
Retired Executive Chairman,
Stanley Black & Decker

John G. Breen
Lead Independent Director,
Retired Chairman & Chief Executive Officer,
The Sherwin-Williams Company

George W. Buckley
Retired Executive Chairman, 3M

Patrick D. Campbell
Retired Senior Vice President &
Chief Financial Officer, 3M Company

Carlos M. Cardoso
Chairman, President & Chief Executive Officer,
Kennametal, Inc.

Virgis W. Colbert
Retired Executive Vice President,
Miller Brewing Company

Robert B. Coutts
Retired Executive Vice President,
Electronic Systems of Lockheed
Martin Corporation

Benjamin H. Griswold, IV
Chairman, Brown Advisory

Eileen S. Kraus
Retired Chairman, Fleet Bank, Connecticut

John F. Lundgren
Chairman & Chief Executive Officer,
Stanley Black & Decker

Anthony Luiso
Retired President — Campofrio Spain,
Campofrio Alimentacion, S.A.

Marianne Miller Parrs
Retired Executive Vice President &
Chief Financial Officer,
International Paper Company

Robert L. Ryan
Retired Senior Vice President &
Chief Financial Officer, Medtronic, Inc.

MANAGEMENT TEAM

John F. Lundgren
Chairman & Chief Executive Officer

James M. Loree
President & Chief Operating Officer

Donald Allan, Jr.
Senior Vice President & Chief Financial Officer

Jeffrey D. Ansell
Senior Vice President & Group Executive,
Construction & DIY

Michael A. Bartone
Vice President, Corporate Tax

Bruce H. Beatt
Senior Vice President,
General Counsel & Secretary

D. Brett Bontrager
Senior Vice President & Group Executive,
Stanley Security Solutions

James Cannon
President,
Stanley Oil & Gas

Jeff Hung-Tse Chen
Vice President & President, Asia-Tools

Hubert W. Davis, Jr.
Senior Vice President & President,
Stanley Healthcare

Craig A. Douglas
Vice President & Treasurer

Rhonda Gass
Vice President & Chief Information Officer

Grethel Kunkel
President, Latin America

Massimo Grassi
President, Stanley Security Solutions, Europe

Mark J. Mathieu
Senior Vice President, Human Resources

Barbara Popoli
President, Infrastructure Solutions

Jaime Ramirez
Senior Vice President & President,
Global Emerging Markets

Ben S. Sihota
President, Emerging Markets Group

JoAnna Sohovich
President, Industrial & Automotive Repair

Steven J. Stafstrom
Vice President, Operations,
CDIY & Emerging Markets

William Taylor
President, Fastening & Accessories

Michael A. Tyll
President, Engineered Fastening

Kate W. Vanek
Vice President,
Investor & Government Relations

John Wyatt
President, Construction & DIY,
Europe & Australia/New Zealand

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

COMMISSION FILE 1-5224

STANLEY BLACK & DECKER, INC.
(Exact Name Of Registrant As Specified In Its Charter)

Connecticut	**06-0548860**
(State Or Other Jurisdiction Of Incorporation Or Organization)	(I.R.S. Employer Identification Number)
1000 Stanley Drive **New Britain, Connecticut**	**06053**
(Address Of Principal Executive Offices)	(Zip Code)

860-225-5111
(Registrant's Telephone Number)

Securities Registered Pursuant To Section 12(b) Of The Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Stock-$2.50 Par Value per Share	New York Stock Exchange

Securities Registered Pursuant To Section 12(g) Of The Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☑

As of June 29, 2012, the aggregate market values of voting common equity held by non-affiliates of the registrant was $10.8 billion based on the New York Stock Exchange closing price for such shares on that date. On January 25, 2013, the registrant had 160,250,620 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year are incorporated by reference in Part III of the Annual Report on Form 10-K.

TABLE OF CONTENTS

FORM 10-K

PART I

ITEM 1. BUSINESS

General

Stanley Black & Decker, Inc. ("the Company") was founded in 1843 by Fredrick T. Stanley and incorporated in Connecticut in 1852. In March 2010, the Company completed a merger ("the Merger") with The Black & Decker Corporation ("Black & Decker"), a company founded by S. Duncan Black and Alonzo G. Decker and incorporated in Maryland in 1910. At that time, the Company changed its name from The Stanley Works ("Stanley") to Stanley Black & Decker, Inc. The Company is a diversified global provider of power and hand tools, mechanical access solutions (i.e. automatic doors and commercial locking systems), electronic security and monitoring systems, and products and services for various industrial applications with 2012 consolidated annual revenues of $10.2 billion. The Company is continuing to pursue a diversification strategy that involves industry, geographic and customer diversification to foster sustainable revenue, earnings and cash flow growth. The Company has four growth platforms: Security (both Convergent and Mechanical), Engineered Fastening, Infrastructure and Healthcare. The Company intends to focus on organic growth across all of its businesses, with the majority of acquisition-related investments being within the four growth platforms. In addition, the Company plans to increase its presence in Emerging Markets, with a goal of generating greater than 20% of annual revenues from these markets by mid-decade. In 2012, approximately 48% of the Company's annual revenues were generated in the United States, with the remainder largely from Europe (27%), Emerging Markets (15%) and Canada (6%).

Execution of this diversification strategy has resulted in approximately $5.3 billion of acquisitions since 2002 (excluding the Black & Decker merger) and increased brand investment, enabled by strong cash flow generation. The pending acquisition of Infastech for approximately $850 million, the 2011 acquisition of Niscayah Group AB ("Niscayah") for a total purchase price of $984.5 million and the July 2010 purchase of CRC-Evans Pipeline International ("CRC-Evans") for $451.6 million demonstrate this strategy. Infastech is a global manufacturer and distributor of specialty engineered fastening technology based in Hong Kong. The pending acquisition of Infastech will add to the Company's strong positioning in specialty engineered fastening, an industry with solid growth prospects particularly in the global electronics, industrial and automotive end markets, and will further expand the Company's global footprint with its strong concentration in fast-growing emerging markets. Niscayah is one of the largest access control and surveillance solutions providers in Europe. The Niscayah acquisition expanded and complemented the Company's existing electronic security offerings and further diversifies the Company's operations and international presence. CRC-Evans is a full line supplier of specialized tools, equipment and services used primarily in the construction of large diameter oil and natural gas transmission pipelines both on and offshore. The acquisition of CRC-Evans served to bolster the beginning of the Infrastructure platform whereby the Company can provide tools and services to a new set of high growth, high margin end markets and channels. Furthermore, the Company sold its Hardware & Home Improvement business ("HHI") in 2012 for approximately $1.4 billion in cash, of which $100 million is being held in escrow pending the close of the Tong Lung portion of the sale, which is expected to occur no later than April 2013. The results for this business are reported as discontinued operations for all periods presented. Refer to Note E, Merger and Acquisitions, and Note T, Discontinued Operations, of the Notes to Consolidated Financial Statements in Item 8 for further discussion.

At December 29, 2012, the Company employed 45,327 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

Description of the Business

The Company's operations are classified into three reportable business segments, which also represent its operating segments: Construction & Do-It-Yourself ("CDIY"), Security, and Industrial. The Company's consolidated financial statements include Black & Decker's results of operations and cash flows from March 13, 2010. All segments have significant international operations in developed countries, but do not have large investments that would be subject to expropriation risk in developing countries. Fluctuations in foreign currency exchange rates affect the U.S. dollar translation of international operations in each segment.

Additional information regarding the Company's business segments and geographic areas is incorporated herein by reference to the material captioned "Business Segment Results" in Item 7 and Note P, Business Segments and Geographic Areas, of the Notes to Consolidated Financial Statements in Item 8.

CDIY

The CDIY segment is comprised of the Professional Power Tool and Accessories business, the Consumer Power Tool business, which includes outdoor products and the Hand Tools, Fasteners & Storage business. The segment sells its products to professional end users, distributors and retail consumers. The majority of sales are distributed through retailers, including home centers, mass merchants, hardware stores, and retail lumber yards. Annual revenues in the CDIY segment were $5.2 billion in 2012, representing 51% of the Company's total revenues.

The Professional Power Tool and Accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The business also sells power tool accessories which include drill bits, router bits, abrasives and saw blades.

The Hand Tools, Fasteners & Storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

The Consumer Power Tool business sells corded and cordless electric power tools sold under the Black & Decker brand, lawn and garden products and home products. Lawn and garden products include hedge trimmers, string trimmers, lawn mowers, edgers, and related accessories. Home products include hand held vacuums, paint tools and cleaning appliances.

Security

The Security segment is comprised of the Convergent Security Solutions ("CSS") and Mechanical Access Solutions ("MAS") businesses. Annual revenues in the Security segment were $2.4 billion in 2012, representing 24% of the Company's total revenues.

The CSS business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The business also sells healthcare solutions, which includes medical carts and cabinets, asset tracking solutions, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The CSS business sells to consumers, retailers, educational, financial and healthcare institutions, as well as commercial, governmental and industrial customers. Products are sold predominantly on a direct sales basis.

The MAS business sells and installs automatic doors, commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets. MAS sells to commercial customers primarily through direct and independent distribution channels.

Industrial

The Industrial segment is comprised of the Industrial and Automotive Repair ("IAR"), Engineered Fastening and Infrastructure businesses. Annual revenues in the Industrial segment were $2.6 billion in 2012, representing 25% of the Company's total revenues.

The IAR business sells hand tools, power tools, and engineered storage solution products. The business sells to industrial customers in a wide variety of industries and geographies. The products are distributed through third party distributors as well as a direct sales force.

The Engineered Fastening business primarily sells engineered fastening products and systems designed for specific applications. The product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The business sells to customers in the automotive, manufacturing, and aerospace industries, amongst others, and its products are distributed through direct sales forces and, to a lesser extent, third party distributors.

The Infrastructure business consists of CRC-Evans and the Company's Hydraulics businesses. The product lines within the Infrastructure business include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories. The business sells to the oil and natural gas pipeline industry and other industrial customers. The products and services are primarily distributed through a direct sales force and, to a lesser extent, third party distributors.

Operating Segments – Other Information

Competition

The Company competes on the basis of its reputation for product quality, its well-known brands, its commitment to customer service, strong customer relationships, the breadth of its product lines and its innovative products and customer value propositions.

The Company encounters active competition in the CDIY and Industrial segments from both larger and smaller companies that offer the same or similar products and services. Certain large customers offer private label brands ("house brands") that compete across a wider spectrum of the Company's CDIY segment product offerings. Competition in the Security segment is generally fragmented via both large international players and regional companies. Competition tends to be based primarily on price, the quality of service and comprehensiveness of the services offered to the customers.

Major Customers

A significant portion of the Company's CDIY products are sold to home centers and mass merchants in the U.S. and Europe. A consolidation of retailers both in North America and abroad has occurred over time. While this consolidation and the domestic and international expansion of these large retailers has provided the Company with opportunities for growth, the increasing size and importance of individual customers creates a certain degree of exposure to potential sales volume loss. As a result of the Company's diversification strategy, sales to U.S. home centers and mass merchants declined from a high of approximately 40% in 2002, to 15% before the Black & Decker merger. In 2012, sales to U.S. home centers and mass merchants were 18%. As acquisitions in the various growth platforms (Convergent and Mechanical Security, Engineered Fastening, Infrastructure and Healthcare) are made in future years, the proportion of sales to these valued U.S. and international home center and mass merchant customers is expected to continue to decrease to levels prior to the Black & Decker merger.

Working Capital

The Company continues to practice the operating disciplines encompassed by the Stanley Fulfillment System ("SFS"). SFS has five primary elements that work in concert: sales and operations planning, operational lean, complexity reduction, global supply management, and order-to-cash excellence. The Company develops standardized business processes and system platforms to reduce costs and provide scalability. SFS is instrumental in the reduction of working capital evidenced by the improvement in working capital turns for legacy Stanley from 4.6 in 2003 to 8.6 at the end of 2009, directly preceding the merger. Closing out 2010, once blended with the legacy Black & Decker working capital turns of 4.7, working capital turns for the combined company were 5.7 (excluding HHI, working capital turns were 5.9). The continued efforts to deploy SFS across the entire Company and increase turns has created significant opportunities to generate incremental free cash flow. Working capital turns have experienced a 32% improvement from 5.7 at the end of 2010 to 7.5 at the end of 2012. Going forward, the Company plans to further leverage SFS to generate ongoing improvements both in the existing business and future acquisitions in working capital turns, cycle times, complexity reduction and customer service levels, with a goal of achieving 10 working capital turns by mid-decade.

Raw Materials

The Company's products are manufactured using both ferrous and non-ferrous metals including, but not limited to steel, zinc, copper, brass, aluminum and nickel. The Company also purchases resins, batteries, motors, and electronic components to use in manufacturing and assembly operations. The raw materials required are procured globally and available from multiple sources at competitive prices. As part of the Company's Enterprise Risk Management, the Company has implemented a supplier risk mitigation strategy in order to identify and address any potential supply disruption associated with commodities, components, finished goods and critical services. The Company does not anticipate difficulties in obtaining supplies for any raw materials or energy used in its production processes.

Backlog

Due to short order cycles and rapid inventory turnover in most of the Company's CDIY and Industrial segment businesses, backlog is generally not considered a significant indicator of future performance. At February 2, 2013, the Company had approximately $850 million in unfilled orders, which mainly relate to the Company's Security segment. Substantially all of these orders are reasonably expected to be filled within the current fiscal year. As of February 4, 2012 and February 5, 2011, unfilled orders amounted to $770 million and $705 million, respectively.

Patents and Trademarks

No business segment is dependent, to any significant degree, on patents, licenses, franchises or concessions, and the loss of these patents, licenses, franchises or concessions would not have a material adverse effect on any of the business segments. The Company owns numerous patents, none of which individually is material to the Company's operations as a whole. These patents expire at various times over the next 20 years. The Company holds licenses, franchises and concessions, none of which individually or in the aggregate are material to the Company's operations as a whole. These licenses, franchises and concessions vary in duration, but generally run from one to 40 years.

The Company has numerous trademarks that are used in its businesses worldwide. In the CDIY segment, the STANLEY®, FatMax®, DEWALT®, Black & Decker®, Bostitch®, Bailey®, Powerlock®, Tape Rule Case Design®, DustBuster®, Porter-Cable®, and Workmate® of trademarks are material. The STANLEY®, BEST®, Blick™, HSM®, Sargent & Greenleaf®, S&G® Sonitrol®, Niscayah®, and Xmark® trademarks are material to the Security segment. The DEWALT®, CRC®, LaBounty®, MAC®, Mac Tools®, Proto®, Vidmar®, Facom®, and Emhart Teknologies™ trademarks are material to the Industrial segment. The terms of these trademarks typically vary from 10 to 20 years, with most trademarks being renewable indefinitely for like terms.

Environmental Regulations

The Company is subject to various environmental laws and regulations in the U.S. and foreign countries where it has operations. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to environmental matters.

In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 29, 2012 and December 31, 2011, the Company had reserves of $188.0 million and $164.8 million, respectively, for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of the 2012 amount, $6.0 million is classified as current and $182.0 million as long-term, which is expected to be paid over the estimated remediation period. As of December 29, 2012, the Company has recorded an asset of $24.3 million related to funding by EPA and placed in trust in accordance with the Consent Decree associated with the West Coast Loading Corporation ("WCLC") proceedings, as further discussed in Note S, Contingencies, of the Notes to Consolidated Financial Statements in Item 8. Accordingly, the cash obligation as of December 29, 2012 of the Company associated with the aforementioned remediation activities is $163.7 million. The range of environmental remediation costs that is reasonably possible is $141 million to $283 million, which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity. Additional information regarding environmental matters is available in Note S, Contingencies, of the Notes to Consolidated Financial Statements in Item 8.

Employees

At December 29, 2012, the Company had 45,327 employees, 12,500 of whom are employed in the U.S. Approximately 800 U.S. employees are covered by collective bargaining agreements negotiated with 21 different local labor unions who are, in turn, affiliated with approximately 6 different international labor unions. The majority of the Company's hourly-paid and weekly-paid employees outside the U.S. are not covered by collective bargaining agreements. The Company's labor agreements in the U.S. expire in 2013 and 2014. There have been no significant interruptions of the Company's operations in recent years due to labor disputes. The Company believes that its relationship with its employees is good.

Research and Development Costs

Research and development costs, which are classified in SG&A, were $174.8 million, $139.3 million and $124.5 million for fiscal years 2012, 2011 and 2010, respectively.

Available Information

The Company's website is located at http://www.stanleyblackanddecker.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to the Company's website. The information on the Company's website is not, and is not intended to be, part of this Form 10-K and is not incorporated into this report by reference. The Company makes its Forms 10-K, 10-Q, 8-K and amendments to each available free of charge on its website as soon as reasonably practicable after filing them with, or furnishing them to, the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

The Company's business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including those risks set forth under the heading entitled "Cautionary Statements Under the Private Securities Litigation Reform Act of 1995", and in other documents that the Company files with the U.S. Securities and Exchange Commission, before making any investment decision with respect to its securities. If any of the risks or uncertainties actually occur or develop, the Company's business, financial condition, results of operations and future growth prospects could change. Under these circumstances, the trading prices of the Company's securities could decline, and you could lose all or part of your investment in the Company's securities.

Changes in customer preferences, the inability to maintain mutually beneficial relationships with large customers, inventory reductions by customers, and the inability to penetrate new channels of distribution could adversely affect the Company's business.

The Company has certain significant customers, particularly home centers and major retailers, although no one customer represented more than 10% of consolidated net sales in 2012. However, the two largest customers comprised nearly 16% of net sales, with U.S. and international mass merchants and home centers collectively comprising approximately 24% of net sales. The loss or material reduction of business, the lack of success of sales initiatives, or changes in customer preferences or loyalties, for the Company's products related to any such significant customer could have a material adverse impact on the Company's results of operations and cash flows. In addition, the Company's major customers are volume purchasers, a few of which are much larger than the Company and have strong bargaining power with suppliers. This limits the ability to recover cost increases through higher selling prices. Furthermore, unanticipated inventory adjustments by these customers can have a negative impact on sales.

If customers in the Convergent Security Solutions ("CSS") business are dissatisfied with services and switch to competitive services, or disconnect for other reasons, the Company's attrition rates may increase. In periods of increasing attrition rates, recurring revenue and results of operations may be materially adversely affected. The risk is more pronounced in times of economic uncertainty, as customers may reduce amounts spent on the products and services the Company provides.

In times of tough economic condition, the Company has experienced significant distributor inventory corrections reflecting de-stocking of the supply chain associated with difficult credit markets. Such distributor de-stocking exacerbated sales volume declines pertaining to weak end user demand and the broader economic recession. The Company's results may be adversely impacted in future periods by such customer inventory adjustments. Further, the inability to continue to penetrate new channels of distribution may have a negative impact on the Company's future results.

The Company faces active global competition and if it does not compete effectively, its business may suffer.

The Company faces active competition and resulting pricing pressures. The Company's products compete on the basis of, among other things, its reputation for product quality, its well-known brands, price, innovation and customer service capabilities. The Company competes with both larger and smaller companies that offer the same or similar products and services or that produce different products appropriate for the same uses. These companies are often located in countries such as China, Taiwan and India where labor and other production costs are substantially lower than in the U.S., Canada and Western Europe. Also, certain large customers offer house brands that compete with some of the Company's product offerings as a lower-cost alternative. To remain profitable and defend market share, the Company must maintain a competitive cost structure, develop new products and services, lead product innovation, respond to competitor innovations and enhance its existing products in a timely manner. The Company may not be able to compete effectively on all of these fronts and with all of its competitors, and the failure to do so could have a material adverse effect on its sales and profit margins.

SFS is a continuous operational improvement process applied to many aspects of the Company's business such as procurement, quality in manufacturing, maximizing customer fill rates, integrating acquisitions and other key business processes. In the event the Company is not successful in effectively applying the SFS disciplines to its key business processes, including those of acquired businesses, its ability to compete and future earnings could be adversely affected.

In addition, the Company may have to reduce prices on its products and services, or make other concessions, to stay competitive and retain market share. Price reductions taken by the Company in response to customer and competitive pressures, as well as price reductions and promotional actions taken to drive demand that may not result in anticipated sales levels, could also negatively impact its business. The Company engages in restructuring actions, sometimes entailing shifts of production to low-cost countries, as part of its efforts to maintain a competitive cost structure. If the Company does not execute restructuring actions well, its ability to meet customer demand may decline, or earnings may otherwise be adversely impacted; similarly if such efforts to reform the cost structure are delayed relative to competitors or other market factors the Company may lose market share and profits.

Customer consolidation could have a material adverse effect on the Company's business.

A significant portion of the Company's products are sold through home centers and mass merchant distribution channels in the U.S. and Europe. A consolidation of retailers in both North America and abroad has occurred over time and the increasing size and importance of individual customers creates risk of exposure to potential volume loss. The loss of certain larger home centers as customers would have a material adverse effect on the Company's business until either such customers were replaced or the Company made the necessary adjustments to compensate for the loss of business.

Low demand for new products and the inability to develop and introduce new products at favorable margins could adversely impact the Company's performance and prospects for future growth.

The Company's competitive advantage is due in part to its ability to develop and introduce new products in a timely manner at favorable margins. The uncertainties associated with developing and introducing new products, such as market demand and costs of development and production may impede the successful development and introduction of new products on a consistent basis. Introduction of new technology may result in higher costs to the Company than that of the technology replaced. That increase in costs, which may continue indefinitely or until and if increased demand and greater availability in the sources of the new technology drive down its cost could adversely affect the Company's results of operations. Market acceptance of the new products introduced in recent years and scheduled for introduction in 2013 and beyond may not meet sales expectations due to various factors, such as the failure to accurately predict market demand, end-user preferences, and evolving industry standards. Moreover, the ultimate success and profitability of the new products may depend on the Company's ability to resolve technical and technological challenges in a timely and cost-effective manner, and to achieve manufacturing efficiencies. The Company's investments in productive capacity and commitments to fund advertising and product promotions in connection with these new products could erode profits if those expectations are not met.

The Company's brands are important assets of its businesses and violation of its trademark rights by imitators, or the failure of its licensees or vendors to comply with the Company's product quality, manufacturing requirements, marketing standards, and other requirements could negatively impact revenues and brand reputation.

The Company's trademarks enjoy a reputation for quality and value and are important to its success and competitive position. Unauthorized use of the Company's trademark rights may not only erode sales of the Company's products, but may also cause significant damage to its brand name and reputation, interfere with its ability to effectively represent the Company to its customers, contractors, suppliers, and/or licensees, and increase litigation costs. Similarly, failure by licensees or vendors to adhere to the Company's standards of quality and other contractual requirements could result in loss of revenue, increased litigation, and/or damage to the Company's reputation and business. There can be no assurance that the Company's on-going effort to protect its brand and trademark rights and ensure compliance with its licensing and vendor agreements will prevent all violations.

Successful sales and marketing efforts depend on the Company's ability to recruit and retain qualified employees.

The success of the Company's efforts to grow its business depends on the contributions and abilities of key executives, its sales force and other personnel, including the ability of its sales force to adapt to any changes made in the sales organization and achieve adequate customer coverage. The Company must therefore continue to recruit, retain and motivate management, sales and other personnel sufficiently to maintain its current business and support its projected growth. A shortage of these key employees might jeopardize the Company's ability to implement its growth strategy.

The Company has significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

The Company generates revenue outside of the United States and expects it to continue to represent a significant portion of its total revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements and protecting assets through legal systems outside the U.S.;
- managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery and anti-corruption regulations;
- trade protection measures and import or export licensing requirements;
- the application of certain labor regulations outside of the United States;
- compliance with a wide variety of non-U.S. laws and regulations;
- changes in the general political and economic conditions in the countries where the Company operates, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a wide variety of jurisdictions;
- limitations on repatriation of earnings; and
- exposure to wage, price and capital controls.

Changes in the political or economic environments in the countries in which the Company operates could have a material adverse effect on its financial condition, results of operations or cash flows.

The Company's business is subject to risks associated with sourcing and manufacturing overseas.

The Company imports large quantities of finished goods, component parts and raw materials. Substantially all of its import operations are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements, bilateral actions or, in some cases unilateral action. In addition, the countries in which the Company's products and materials are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on its imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Imports are also subject to unpredictable foreign currency variation which may increase the Company's cost of goods sold. Adverse changes in these import costs and restrictions, or the Company's suppliers' failure to comply with customs regulations or similar laws, could harm the Company's business.

The Company's operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Although these trade agreements generally have positive effects on trade liberalization, sourcing flexibility and cost of goods by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country, trade agreements can also impose requirements that adversely affect the Company's business, such as setting quotas on products that may be imported from a particular country into key markets including the U.S. or the European Union, or making it easier for other companies to compete, by eliminating restrictions on products from countries where the Company's competitors source products.

The Company's ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require the Company to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on the Company's business and financial condition.

The Company's success depends on its ability to improve productivity and streamline operations to control or reduce costs.

The Company is committed to continuous productivity improvement and evaluating opportunities to reduce fixed costs, simplify or improve processes, and eliminate excess capacity. The Company has undertaken restructuring actions, the savings of which may be mitigated by many factors, including economic weakness, competitive pressures, and decisions to increase costs in areas such as sales promotion or research and development above levels that were otherwise assumed. Failure to achieve or delays in achieving projected levels of efficiencies and cost savings from such measures, or unanticipated inefficiencies resulting from manufacturing and administrative reorganization actions in progress or contemplated, would adversely affect the Company's results.

The performance of the Company may suffer from business disruptions associated with information technology, system implementations, or catastrophic losses affecting distribution centers and other infrastructure.

The Company relies heavily on computer systems to manage and operate its businesses, and record and process transactions. Computer systems are important to production planning, customer service and order fulfillment among other business-critical processes. Consistent and efficient operation of the computer hardware and software systems is imperative to the successful sales and earnings performance of the various businesses in many countries.

Despite efforts to prevent such situations, insurance policies and loss control and risk management practices that partially mitigate these risks, the Company's systems may be affected by damage or interruption from, among other causes, power outages, computer viruses, or security breaches. Computer hardware and storage equipment that is integral to efficient operations, such as e-mail, telephone and other functionality, is concentrated in certain physical locations in the various continents in which the Company operates.

In addition, the Company is in the process of system conversions to SAP as well as other applications to provide a common platform across most of its businesses. There can be no assurances that expected expense synergies will be achieved or that there will not be delays to the expected timing of such synergies. It is possible the costs to complete the system conversions may exceed current expectations, and that significant costs may be incurred that will require immediate expense recognition as opposed to capitalization. The risk of disruption to key operations is increased when complex system changes such as the SAP conversions are undertaken. If systems fail to function effectively, or become damaged, operational delays may ensue and the Company may be forced to make significant expenditures to remedy such issues. Any significant disruption in the Company's computer operations could have a material adverse impact on its business and results.

The Company's operations are significantly dependent on infrastructure, notably certain distribution centers and security alarm monitoring facilities, which are concentrated in various geographic locations. If any of these were to experience a catastrophic loss, such as a fire, earthquake, hurricane, or flood, it could disrupt operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. The Company maintains business interruption insurance, but it may not fully protect the Company against all adverse effects that could result from significant disruptions.

Unforeseen events, including war, terrorism and other international conflicts and public health issues, whether occurring in the United States or abroad, could disrupt the Company's operations, disrupt the operations of its suppliers or customers, or result in political or economic instability. These events could reduce demand for its products and make it difficult or impossible for the Company to manufacture its products, deliver products to customers, or to receive materials from suppliers.

The Company's results of operations could be negatively impacted by inflationary or deflationary economic conditions which could affect the ability to obtain raw materials, component parts, freight, energy, labor and sourced finished goods in a timely and cost-effective manner.

The Company's products are manufactured using both ferrous and non-ferrous metals including, but not limited to, steel, zinc, copper, brass, aluminum, nickel and resin. Additionally, the Company uses other commodity-based materials for components and packaging including, but not limited to, plastics, wood and other corrugated products. The Company's cost base also reflects significant elements for freight, energy and labor. The Company also sources certain finished goods directly from vendors. If the Company is unable to mitigate any inflationary increases through various customer pricing actions and cost reduction initiatives, its profitability may be adversely affected.

Conversely, in the event there is deflation, the Company may experience pressure from its customers to reduce prices; there can be no assurance that the Company would be able to reduce its cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact results of operations and cash flows.

Further, as a result of inflationary or deflationary economic conditions, the Company believes it is possible that a limited number of suppliers may either cease operations or require additional financial assistance from the Company in order to fulfill their obligations. In a limited number of circumstances, the magnitude of the Company's purchases of certain items is of such significance that a change in established supply relationships with suppliers or increase in the costs of purchased raw materials, component parts or finished goods could result in manufacturing interruptions, delays, inefficiencies or an inability to market products. Changes in value-added tax rebates currently available to the Company or to its suppliers could also increase the costs of the Company's manufactured products as well as purchased products and components and could adversely affect the Company's results.

Uncertainty about the financial stability of several countries in the European Union (EU), the risk that those countries may default on their sovereign debt and related stresses on the European economy could have a significant adverse effect on the Company's business, results of operations and financial condition.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU "peripheral nations" to continue to service their sovereign debt obligations. These conditions impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. The financial stress experienced by the peripheral nations has decreased, and yields on government-issued bonds and their associated volatilities have come off their recent highs. Despite these improving signs and the extraordinary measures taken by the ECB, through the European Financial Stability Facility, worries about sovereign finances and their potential contagion effect over other economies in the region persist.

Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, the Company's business and results of operations could be significantly and adversely affected.

The Company generates approximately 27% of its revenues from Europe. Each of the Company's segments generate sales from the European marketplace, with the sales activity being somewhat concentrated within France, the Nordic region, Germany and the UK. While the Company believes any downturn in the European marketplace would be offset to some degree by sales growth in emerging markets and relative stability in North America, the Company's future growth, profitability and financial liquidity could be affected, in several ways, including but not limited to the following:

- depressed consumer and business confidence may decrease demand for products and services;
- customers may implement cost-reduction initiatives or delay purchases to address inventory levels;
- significant declines of foreign currency values in countries where the Company operates could impact both the revenue growth and overall profitability in those geographies;
- a devaluation of or a break-up of the Euro could have an effect on the credit worthiness (as well as the availability of funds) of customers impacting the collectability of receivables;
- a devaluation of or break of the Euro could have an adverse effect on the value of financial assets of the Company in the effected countries;
- the impact of an event (individual country default or break up of the Euro) could have an adverse impact on the global credit markets and global liquidity potentially impacting the Company's ability to access these credit markets and to raise capital.

The Company is exposed to market risk from changes in foreign currency exchange rates which could negatively impact profitability.

The Company manufactures and sells its products in many countries throughout the world. As a result, there is exposure to foreign currency risk as the Company enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian, British, Asian and Latin America currencies, including the Chinese Renminbi ("RMB"). In preparing its financial statements, for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, the Company's earnings could be negatively impacted. In 2012, foreign currency fluctuations negatively impacted revenues by approximately $270 million and diluted earnings per share by approximately $0.10. The translation impact will vary over time and may be more material in the future. Although the Company utilizes risk management tools, including hedging, as it deems appropriate, to mitigate a portion of potential market fluctuations in foreign currencies, there can be no assurance that such measures will result in all market fluctuation exposure being eliminated. The Company does not make a practice of hedging its non-U.S. dollar earnings.

The Company sources many products from China and other Asian low-cost countries for resale in other regions. To the extent the RMB or other currencies appreciate, the Company may experience cost increases on such purchases. The Company may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases and thus its profitability may be adversely impacted.

The Company has incurred, and may incur in the future, significant indebtedness, or issue additional equity securities, in connection with mergers or acquisitions which may impact the manner in which it conducts business or the Company's access to external sources of liquidity. The potential issuance of such securities may limit the Company's ability to implement elements of its growth strategy and may have a dilutive effect on earnings.

As described in Note H, Long-Term Debt and Financing Arrangements, of the Notes to Consolidated Financial Statements in Item 8, the Company has a committed revolving credit agreement expiring in March 2015 supporting borrowings up to $1.2 billion and a $1.0 billion 364 day committed credit facility expiring in July 2013. No amounts were outstanding against these facilities at December 29, 2012.

The instruments and agreements governing certain of the Company's current indebtedness contain requirements or restrictive covenants that include, among other things:

- a limitation on creating liens on certain property of the Company and its subsidiaries;
- a restriction on entering into certain sale-leaseback transactions;
- customary events of default. If an event of default occurs and is continuing, the Company might be required to repay all amounts outstanding under the respective instrument or agreement; and
- maintenance of a specified financial ratio. The Company has an interest coverage covenant that must be maintained to permit continued access to its committed revolving credit facilities. The interest coverage ratio tested for covenant compliance compares adjusted Earnings Before Interest, Taxes, Depreciation and Amortization to adjusted Interest Expense ("adjusted EBITDA"/"adjusted Interest Expense"); such adjustments to interest or EBITDA include, but are not limited to, removal of non-cash interest expense, certain restructuring and other merger and acquisition-related charges as well as stock-based compensation expense. The ratio required for compliance is 3.5 EBITDA to 1.0 Interest Expense and is computed quarterly, on a rolling twelve months (last twelve months) basis. Under this covenant definition, the interest coverage ratio was approximately 14 times EBITDA or higher in each of the 2012 quarterly measurement periods. Management does not believe it is reasonably likely the Company will breach this covenant. Failure to maintain this ratio could adversely affect further access to liquidity.

Future instruments and agreements governing indebtedness may impose other restrictive conditions or covenants. Such covenants could restrict the Company in the manner in which it conducts business and operations as well as in the pursuit of its growth and repositioning strategies.

The Company is exposed to counterparty risk in its hedging arrangements.

From time to time, the Company enters into arrangements with financial institutions to hedge exposure to fluctuations in currency and interest rates, including forward contracts, options and swap agreements. The failure of one or more counterparties to the Company's hedging arrangements to fulfill their obligations could adversely affect the Company's results of operations.

Tight capital and credit markets or the failure to maintain credit ratings could adversely affect the Company by limiting the Company's ability to borrow or otherwise access liquidity.

The Company's growth plans are dependent on, among other things, the availability of funding to support corporate initiatives and complete appropriate acquisitions and the ability to increase sales of existing product lines. While the Company has not encountered financing difficulties to date, the capital and credit markets experienced extreme volatility and disruption in recent years. Market conditions could make it more difficult for the Company to borrow or otherwise obtain the cash required for significant new corporate initiatives and acquisitions. In addition, there could be a number of follow-on effects from such a credit crisis on the Company's businesses, including insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of the Company's products and services and/or customer insolvencies.

In addition, the major rating agencies regularly evaluate the Company for purposes of assigning credit ratings. The Company's ability to access the credit markets, and the cost of these borrowings, is affected by the strength of its credit ratings and current market conditions. Failure to maintain credit ratings that are acceptable to investors may adversely affect the cost and other terms upon which the Company is able to obtain financing, as well as access to the capital markets.

The Company's acquisitions may result in certain risks for its business and operations.

In 2012, the Company completed seven smaller acquisitions. In 2011, the Company completed the acquisition of Niscayah and nine smaller acquisitions. In 2010, along with the Merger, the Company completed the acquisition of CRC-Evans, as well as nine smaller acquisitions. Prior to 2010, the Company completed a number of acquisitions, including, but not limited to, GdP, Sonitrol and Xmark in 2008. The Company may make additional acquisitions in the future.

Acquisitions involve a number of risks, including:

- the possibility that the acquired companies will not be successfully integrated or that anticipated cost savings, synergies, or other benefits will not be realized,
- the acquired businesses will lose market acceptance or profitability,
- the diversion of Company management's attention and other resources,
- the incurrence of unexpected liabilities, and
- the loss of key personnel and clients or customers of acquired companies.

In addition, the success of the Company's growth and repositioning strategy will depend in part on its ability to:

- identify suitable future acquisition candidates,
- obtain the necessary financing,
- combine operations,
- integrate departments, systems and procedures, and
- obtain cost savings and other efficiencies from the acquisitions.

Failure to effectively consummate or manage future acquisitions may adversely affect the Company's existing businesses and harm its operational results due to large write-offs, contingent liabilities, substantial depreciation, adverse tax or other consequences. The Company is still in the process of integrating the businesses and operations of certain smaller acquisitions in 2012. The Company cannot ensure that such integrations will be successfully completed or that all of the planned synergies will be realized.

Expansion of the Company's activity in emerging markets may result in risks due to differences in business practices and cultures.

The Company's growth plans include efforts to increase revenue from emerging markets through both organic sales and acquisitions. Local business practices in these regions may not comply with US laws, local laws or other laws applicable to the Company. When investigating potential acquisitions, the Company seeks to identify historical practices of target companies that would create liability or other exposures for the Company were they to continue post-completion or as a successor to the target. Where such practices are discovered, the Company assesses the risk to determine whether it is prepared to proceed with the transaction. In assessing the risk, the Company looks at, among other factors, the nature of the violation, the potential liability, including any fines or penalties that might be incurred, the ability to avoid, minimize or obtain indemnity for the risks, and the likelihood that the Company would be able to ensure that any such practices are discontinued following completion of the acquisition through implementation of its own policies and procedures. Due diligence and risk assessment are, however, imperfect processes, and it is possible that the Company will not discover problematic practices until after completion, or that the Company will underestimate the risks associated with historical activities. Should that occur, the Company may incur fees, fines, penalties, injury to its reputation or other damage that could negatively impact the Company's earnings.

Sequestration or other actions of the US Government resulting in significant cuts in U.S. government spending could adversely affect the Company's growth initiatives and future results.

The Company's growth initiatives call for increased sales to US Government customers in the Healthcare, Security and Industrial verticals. Should sequestration take effect or other actions be taken that significantly cut US Government spending in those areas, the Company's growth initiatives and future results may be adversely impacted.

A downturn in the U.S. economy could adversely affect the Company's business.

Almost 50% of the Company's 2012 Annual Revenues were from the United States. The Company is targeting a 2-3% increase in organic growth in 2013 and 4-6% organic growth over the long term. Some of this growth will come from the U.S. market. A downturn in the U.S. economy would make it more difficult for the Company to attain these growth objectives, and could adversely impact results.

Income tax payments may ultimately differ from amounts currently recorded by the Company as income tax expense. Future tax law changes may materially increase the Company's prospective income tax expense.

Pursuant to the rules of ASC 740, Accounting for Income Taxes, income tax payments made may differ from the total income tax expense recorded, primarily due to deferred taxes and income tax reserves. The Company is subject to income taxation in the U.S. as well as numerous foreign jurisdictions. Judgment is required in determining the Company's worldwide income tax provision and accordingly there are many transactions and computations for which the final income tax determination is uncertain. The Company is routinely audited by income tax authorities in many tax jurisdictions. Although management believes the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in the Company's income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement. Additionally, it is possible that future income tax legislation may be enacted that could have a material impact on the Company's worldwide income tax provision beginning with the period that such legislation becomes enacted. Also, while a reduction in statutory rates would result in a favorable impact on future net earnings, it would require an initial write down of any deferred tax assets in the related jurisdiction.

The Company's failure to continue to successfully avoid, manage, defend, litigate and accrue for claims and litigation could negatively impact its results of operations or cash flows.

The Company is exposed to and becomes involved in various litigation matters arising out of the ordinary routine conduct of its business, including, from time to time, actual or threatened litigation relating to such items as commercial transactions, product liability, workers compensation, the Company's distributors and franchisees, intellectual property claims and regulatory actions.

In addition, the Company is subject to environmental laws in each jurisdiction in which business is conducted. Some of the Company's products incorporate substances that are regulated in some jurisdictions in which it conducts manufacturing operations. The Company could be subject to liability if it does not comply with these regulations. In addition, the Company is currently, and may in the future, be held responsible for remedial investigations and clean-up costs resulting from the discharge of hazardous substances into the environment, including sites that have never been owned or operated by the Company but at which it has been identified as a potentially responsible party under federal and state environmental laws and regulations. Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect the Company's operations due to increased costs of compliance and potential liability for non-compliance.

The Company manufactures products, configures and installs security systems and performs various services that create exposure to product and professional liability claims and litigation. If such products, systems and services are not properly manufactured, configured, installed, designed or delivered, personal injuries, property damage or business interruption could result, which could subject the Company to claims for damages. The costs associated with defending product liability claims and payment of damages could be substantial. The Company's reputation could also be adversely affected by such claims, whether or not successful.

There can be no assurance that the Company will be able to continue to successfully avoid, manage and defend such matters. In addition, given the inherent uncertainties in evaluating certain exposures, actual costs to be incurred in future periods may vary from the Company's estimates for such contingent liabilities.

The Company's products could be recalled.

The Consumer Product Safety Commission or other applicable regulatory bodies may require the recall, repair or replacement of the Company's products if those products are found not to be in compliance with applicable standards or regulations. A recall could increase costs and adversely impact the Company's reputation.

The Company is exposed to credit risk on its accounts receivable.

The Company's outstanding trade receivables are not generally covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on its trade and non-trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses, which could have an adverse affect on the Company's financial condition and operating results.

If the Company were required to write down all or part of its goodwill, indefinite-lived trade names, or other definite-lived intangible assets, its net income and net worth could be materially adversely affected.

As a result of the Merger and other acquisitions, the Company has $7.0 billion of goodwill, $1.6 billion of indefinite-lived trade names and $1.3 billion of definite-lived intangible assets at December 29, 2012. The Company is required to periodically, at least annually, determine if its goodwill or indefinite-lived trade names have become impaired, in which case it would write down the impaired portion of the intangible asset. The definite-lived intangible assets, including customer relationships, are amortized over their estimated useful lives; such assets are also evaluated for impairment when appropriate. Impairment of intangible assets may be triggered by developments outside of the Company's control, such as worsening economic conditions, technological change, intensified competition or other factors resulting in deleterious consequences.

If the investments in employee benefit plans do not perform as expected, the Company may have to contribute additional amounts to these plans, which would otherwise be available to cover operating expenses or other business purposes.

The Company sponsors pension and other post-retirement defined benefit plans. The Company's defined benefit plan assets are currently invested in equity securities, government and corporate bonds and other fixed income securities, money market instruments and insurance contracts. The Company's funding policy is generally to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with applicable law which require, among other things, that the Company make cash contributions to under-funded pension plans. During 2012, the Company made cash contributions to its defined benefit plans of $107 million and it expects to contribute $80 million to its defined benefit plans in 2013.

There can be no assurance that the value of the defined benefit plan assets, or the investment returns on those plan assets, will be sufficient in the future. It is therefore possible that the Company may be required to make higher cash contributions to the plans in future years which would reduce the cash available for other business purposes, and that the Company will have to recognize a significant pension liability adjustment which would decrease the net assets of the Company and result in higher expense in future years. The fair value of these assets at December 29, 2012 was $1.836 billion.

Legal or technological hurdles associated with the expansion of use of RFID and RTLS technologies in Company products could adversely affect the Company's growth initiatives and long term results.

The Company's growth initiatives call for expansions of use of RFID and RTLS technologies both geographically and through incorporation of these technologies into new products. In connection with these activities, the Company may encounter both technological difficulties and legal impediments, including, but not limited to, design requirements, ownership claims and licensing requirements, that could delay or prevent the use of these technologies in certain products and/or in certain geographies. Any such impediments could adversely impact the Company's plans for growth and future results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 29, 2012, the Company and its subsidiaries owned or leased significant facilities used for manufacturing, distribution and sales offices in 20 states and 17 foreign countries. The Company leases its corporate headquarters in New Britain, Connecticut. The Company has 90 other facilities that are larger than 100,000 square feet. These facilities are broken out by segment as follows:

	Owned	Leased	Total
CDIY	28	18	46
Security	11	12	23
Industrial	18	3	21
Total	57	33	90

The combined size of these facilities is approximately 23 million square feet. The buildings are in good condition, suitable for their intended use, adequate to support the Company's operations, and generally fully utilized.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company is involved in various lawsuits and claims, including product liability, environmental and distributor claims, and administrative proceedings. The Company does not expect that the resolution of these matters will have a materially adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed and traded on the New York Stock Exchange, Inc. ("NYSE") under the abbreviated ticker symbol "SWK", and is a component of the Standard & Poor's ("S&P") 500 Composite Stock Price Index. The Company's high and low quarterly stock prices on the NYSE for the years ended December 29, 2012 and December 31, 2011 follow:

	2012			2011		
	High	Low	Dividend Per Common Share	High	Low	Dividend Per Common Share
QUARTER:						
First	$ 81.34	$ 69.89	$ 0.41	$ 77.22	$ 65.50	$ 0.41
Second	$ 79.02	$ 60.61	$ 0.41	$ 77.29	$ 66.72	$ 0.41
Third	$ 78.25	$ 59.25	$ 0.49	$ 75.33	$ 47.83	$ 0.41
Fourth	$ 76.49	$ 66.77	$ 0.49	$ 68.50	$ 48.25	$ 0.41
Total			$ 1.80			$ 1.64

As of February 4, 2013 there were 11,250 holders of record of the Company's common stock. Information required by Item 201(d) of Regulation S-K concerning securities authorized for issuance under equity compensation plans can be found under Item 12 of this Annual Report on Form 10-K.

The following table provides information about the Company's purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act for the three months ended December 29, 2012:

2012	(a) Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number Of Shares Purchased As Part Of A Publicly Announced Plan or Program	Maximum Number Of Shares That May Yet Be Purchased Under The Program
September 30 – November 3	1,245	$ 70.56	—	—
November 4 – December 1	234	$ 68.76	—	—
December 2 – December 29	82,479	$ 71.25	9,345,794	—
Total	83,958	$ 71.23	9,345,794	—

(a) The shares of common stock in this column were deemed surrendered to the Company by participants in various benefit plans of the Company to satisfy the participants' taxes related to vesting or delivery of time-vesting restricted share units under those plans.

In May 2012, the Company repurchased $200 million, or approximately 2.9 million shares, of its common stock which was executed pursuant to the December 12, 2007 authorization for the repurchase of 10.0 million total shares. On July 13, 2012, the Board of Directors terminated the authorization with respect to future purchases and approved a new repurchase of up to 20 million shares of the Company's common stock. After the approval, 25.6 million shares of common stock remain authorized for repurchase, of which 5.6 million shares are reserved for purchase in connection with the forward share purchase contract entered into in the second quarter of 2011 (as discussed in Note J, Capital Stock, of the Notes to Consolidated Financial Statements in Item 8). The forward share purchase contract obligates the Company to pay $350.0 million, plus an additional amount related to the forward component of the contract, to the financial institution counterparty and take title to the shares not later than August 2013 or earlier at the Company's option. The Company elected the early payment option and paid $362.7 million to the counterparty in January 2013. The Company may continue to repurchase shares in the open market or through privately negotiated transactions from time to time to the extent management deems warranted based on a number of factors, including the level of acquisition activity, the market price of the Company's common stock and the current financial condition of the Company. In December 2012, the Company executed an accelerated share repurchase program (ASR) of $850 million, which was funded using proceeds from the sale of HHI. The ASR terms provided for an initial delivery of 80% of the total notional share equivalent at execution, or approximately 9.3 million shares. The final delivery of the remaining shares under the program is expected to be completed by the end of the second quarter of 2013. The total amount of shares to be ultimately delivered, and therefore, the average price paid per share, will be determined at the end of the purchase period based on the volume weighted average price of the Company's stock (inclusive of a VWAP discount) during that period. In the unlikely event the Company is required to deliver value to the financial institutions at the end of the purchase period, the Company, at its option, may elect to settle in shares or cash.

ITEM 6. SELECTED FINANCIAL DATA

The Black & Decker merger and other significant acquisitions made by the Company during the five-year period presented below affect comparability of results. Refer to Note E, Merger and Acquisitions, of the Notes to Consolidated Financial Statements for further information. Additionally, as detailed in Note T, Discontinued Operations, of the Notes to Consolidated Financial Statements, and prior year 10-K filings, the results in 2008 through 2012 were recast for certain discontinued operations for comparability (in millions, except per share amounts):

	2012 (a)	2011 (b)	2010 (c)	2009(d)	2008(e)
Continuing Operations:					
Net sales	$ 10,191	$ 9,436	$ 7,497	$ 3,482	$ 4,136
Net earnings from continuing operations attributable to common shareowners	$ 450	$ 598	$ 151	$ 211	$ 201
Net earnings from discontinued operations	$ 434	$ 77	$ 47	$ 13	$ 106
Net earnings attributable to common shareowners	$ 884	$ 675	$ 198	$ 224	$ 307
Basic earnings per share:					
Continuing operations	$ 2.75	$ 3.60	$ 1.02	$ 2.64	$ 2.55
Discontinued operations (f)	$ 2.66	$ 0.46	$ 0.32	$ 0.17	$ 1.32
Total basic earnings per share	$ 5.41	$ 4.06	$ 1.34	$ 2.81	$ 3.88
Diluted earnings per share:					
Continuing operations	$ 2.70	$ 3.52	$ 1.00	$ 2.62	$ 2.52
Discontinued operations (f)	$ 2.61	$ 0.45	$ 0.32	$ 0.17	$ 1.31
Total diluted earnings per share	$ 5.30	$ 3.97	$ 1.32	$ 2.79	$ 3.84
Percent of net sales (Continuing operations):					
Cost of sales	63.6%	63.2%	64.1%	59.3%	62.1%
Selling, general and administrative (g)	24.7%	25.2%	26.7%	27.8%	25.1%
Other-net	3.0%	2.7%	2.5%	2.6%	2.4%
Interest, net	1.3%	1.2%	1.3%	1.8%	2.0%
Earnings before income taxes	5.2%	6.9%	2.2%	7.4%	6.5%
Net earnings attributable to common shareowners	4.4%	6.3%	2.0%	6.1%	4.9%
Balance sheet data:					
Total assets	$ 15,844	$ 15,949	$ 15,139	$ 4,769	$ 4,867
Long-term debt	$ 3,527	$ 2,926	$ 3,018	$ 1,085	$ 1,384
Stanley Black & Decker, Inc.'s Shareowners' Equity	$ 6,667	$ 7,004	$ 7,017	$ 1,986	$ 1,706
Ratios:					
Total debt to total capital	34.7%	33.0%	32.9%	41.0%	48.6%
Income tax rate — continuing operations	15.0%	7.7%	10.7%	17.8%	24.3%
Common stock data:					
Dividends per share	$ 1.80	$ 1.64	$ 1.34	$ 1.30	$ 1.26
Equity per share at year-end	$ 43.19	$ 42.84	$ 42.18	$ 24.68	$ 21.63
Market price per share — high	$ 81.34	$ 77.29	$ 67.29	$ 53.13	$ 52.18
Market price per share — low	$ 59.25	$ 47.83	$ 49.58	$ 22.75	$ 24.19
Average shares outstanding (in 000's):					
Basic	163,067	165,832	147,224	79,788	78,897
Diluted	166,701	170,105	150,167	80,396	79,874
Other information:					
Average number of employees	45,327	44,309	36,939	17,393	17,862
Shareowners of record at end of year	11,285	11,643	11,964	12,315	12,593

(a) The Company's 2012 results include $442 million (pretax) of charges related to merger and acquisition-related charges, the charges associated with the $200 million in cost actions implemented in 2012, as well as the charges associated with the extinguishment of debt during the third quarter of 2012. As a result of these charges, net earnings attributable to common shareowners were reduced by $329 million (or $1.97 per diluted shares), Cost of sales as a % of Net sales was 29 basis points higher, Selling, general & administrative as a % of Net sales was 136 basis points higher, Other-net as a % of Net sales was 52 basis points higher, Earnings before income taxes as a % of Net sales was 434 basis points higher, Net earnings attributable to common shareowners as a % of Net sales was 323 basis points lower and Income tax rate — continuing operations ratio was 483 basis points lower. During 2012, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $49 million, or $0.29 per diluted share.

(b) The Company's 2011 results include $236 million (pre-tax) of merger and acquisition-related charges incurred in connection with the Black & Decker merger and other acquisition activities, such as Niscayah. These charges include facility closure-related charges, employee related matters, including severance costs, transaction and integration costs. As a result of these charges, net earnings attributable to common shareowners were reduced by $186 million (or $1.09 per diluted shares), Cost of sales as a % of Net sales was 23 basis points higher, Selling, general & administrative as a % of Net sales was 104 basis points lower, Other-net as a % of Net sales was 52 basis points higher, Earnings before income taxes as a % of Net sales was 250 basis points lower, Net earnings attributable to common shareowners as a % of Net sales was 197 basis points lower and Income tax rate — continuing operations ratio was 356 basis points lower. During 2011, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $73 million, or $0.43 per diluted share.

(c) The Company's consolidated financial statements include Black & Decker's results of operations and cash flows from March 13, 2010. The Company's 2010 results include $478 million (pre-tax) of merger and acquisition-related charges incurred in connection with the Merger. Such charges include amortization of inventory step-up, facility closure-related charges, certain executive compensation and severance costs, transaction and integration costs, partially offset by pension curtailment gains. As a result of these charges, Net earnings attributable to common shareowners were reduced by $380 million, Diluted earnings per share were reduced by $2.53, Cost of sales as a % of Net sales was 195 basis points higher, Selling, general & administrative as a % of Net sales was 109 basis points higher, Other-net as a % of Net sales was 48 basis points higher, Earnings before income taxes as a % of Net sales was 638 basis points lower, Net earnings attributable to common shareowners as a % of Net sales was 507 basis points lower and Income tax rate — continuing operations ratio was 726 basis points lower. In the second quarter of 2010, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $36 million, or $0.21 per diluted share.

(d) In the second quarter of 2009, the Company recognized a $0.34 per diluted share gain on debt extinguishment from the repurchase of $103.0 million of junior subordinated debt securities. In the fourth quarter of 2009, the Company incurred $18 million in after-tax charges, or $0.22 per diluted share, related to transaction and integration planning costs associated with the Merger.

(e) In 2008, the Company recognized $61 million, or $0.54 per diluted share, of pre-tax restructuring and asset impairment charges from continuing operations pertaining to cost actions taken in response to weak economic conditions.

(f) Amounts in 2012 reflect $434.3 million, or $2.61 per diluted share, of earnings related to the HHI divestiture. Total earnings from discontinued operations includes a net gain on sale of $358.9 million. Refer to Note T, Discontinued Operations, of the Notes to Consolidated Financial Statements in Item 8 for further information. Amounts in 2011, 2010 and 2009 reflect $76.2 million (or $0.45 per diluted share), $47.6 million (or $0.32 per diluted share), and $13.6 million (or $0.17 per diluted share), respectively, related to earnings associated with the 2012 HHI divestiture partially offset by the loss on the sale of three businesses during 2011. Amounts in 2008 reflect $104.4 million, or $1.31 per diluted share, of earnings and an after-tax gain for the sale of the CST/berger laser measuring business as well as earnings associated with the 2012 HHI divestiture partially offset by the loss on the sale of three businesses during 2011.

(g) SG&A is inclusive of the Provision for Doubtful Accounts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of its consolidated financial position, results of operations and cash flows. This financial and business analysis should be read in conjunction with the consolidated financial statements and related notes. All references to "Notes" in this Item 7 refer to the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

The following discussion and certain other sections of this Annual Report on Form 10-K contain statements reflecting the Company's views about its future performance that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which the Company operates and management's beliefs and assumptions. Any statements contained herein (including without limitation statements to the effect that Stanley Black & Decker, Inc. or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth, or incorporated by reference, below under the heading "Cautionary Statements". The Company does not intend to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Strategic Objectives

The Company has maintained a consistent strategic framework over time:

- Maintaining portfolio transition momentum by continuing diversification toward higher growth, higher profit businesses, increasing relative weighting of emerging markets and opportunistically consolidating the tool industry;
- Being selective and operating in markets where brand is meaningful, the value proposition is definable and sustainable through innovation and global cost leadership is achievable;
- Pursuing growth on multiple fronts through building existing growth platforms such as security (both convergent and mechanical) and engineered fastening and growing the more nascent stage infrastructure and healthcare platforms;
- Accelerating progress via SFS.

In 2012, the Company undertook to intensify its focus on organic growth in order to achieve its long-term objective of 4-6% organic growth amidst a global growth environment which may be weaker than normal in the near to medium term. Stanley's strategy involves industry, geographic and customer diversification, in order to pursue sustainable revenue, earnings and cash flow growth. In May 2011, the Company's GICS code was changed to "Industrials – Capital Goods – Machinery" from "Consumer Discretionary – Consumer Durables – Household Durables" which reflects the evolution of the Company.

Two aspects of the Company's vision are to be a consolidator within the tool industry and to increase its relative weighting in emerging markets. These objectives have been significantly enhanced by the Merger, which along with the impact from the Company's diversification strategy has driven continued improvements in financial performance. Sales outside the U.S. represented 52% of total net sales in 2012, up from 29% in 2002. As further illustration of the Company's diversification strategy, 2012 sales to U.S. and international home centers and mass merchants were approximately 24%, including nearly 16% in sales to the Company's two largest customers, which is down from 25% in 2011, including 17% in sales to the Company's two largest customers. As acquisitions in the various growth platforms (security, engineered fastening, infrastructure and healthcare) are made in future years, the proportion of sales to these valued U.S. and international home centers and mass merchants is expected to continue to decrease although they will remain important and highly valued customers.

Execution of this strategy has entailed approximately $5.3 billion of acquisitions since 2002 (aside from the Merger), several divestitures (including the sale of HHI in December 2012) and increased brand investment, enabled by strong cash flow generation. During the same time period, the Company has returned 70% of free cash flow to its shareowners.

The Company's long-term financial objectives are:

- 4-6% organic revenue growth; 10-12% total revenue growth;
- Mid-teens percentage EPS growth;
- Free cash flow greater than or equal to net income;
- Return on capital employed (ROCE) or Cash flow return on investment (CFROI) of 12-15%;
- Continued dividend growth; and
- Strong investment grade credit rating.

The Company's long-term capital allocation objectives pertaining to the deployment of free cash flow are:

- Invest approximately 2/3 in acquisitions; and
- Return approximately 1/3 to shareowners, as the Company remains committed to continued dividend growth and opportunistic share buy backs.

The following represent recent examples of executing on the Company's strategic objectives:

Pending Acquisition

On July 23, 2012, the Company announced that it had entered into a definitive agreement to acquire Infastech, a global manufacturer and distributor of specialty engineered fastening technology based in Hong Kong, for approximately $850 million. Infastech designs, manufactures and distributes highly engineered fastening technologies and applications for a diverse blue-chip customer base in the industrial, electronics, automotive, construction and aerospace end markets. The acquisition of Infastech is expected to contribute approximately $0.20 to the Company's diluted earnings per share in the first year and $0.35 to diluted earnings per share by Year 3. Infastech will be consolidated into the Company's Engineered Fastening business within the Industrial segment. The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2013.

2012 Acquisitions

In August 2012, the Company acquired Tong Lung Metal Industry ("Tong Lung") for $102.8 million, net of cash acquired, and assumed $20.0 million of short term debt. Tong Lung manufactures and sells commercial and residential locksets. The residential portion of the business is part of the HHI sale and is expected to close no later than April 2013, as discussed below. The commercial portion of Tong Lung is being retained by the Company and is included within the Security segment.

In June 2012, the Company acquired AeroScout for $238.8 million, net of cash acquired. AeroScout is the market leader in Real-Time Location Systems (RTLS) for healthcare and certain industrial markets and is being integrated into the Security and Industrial segments.

In May 2012, the Company acquired Powers Fasteners ("Powers") for $220.5 million, net of cash acquired. Powers is a distributor of several complementary product groups, including: mechanical anchors, adhesive anchoring systems and powered forced-entry systems, such as powder-actuated and gas-fastening systems. Powers is being integrated into the CDIY segment and is expected to increase CDIY's penetration into commercial construction and increase independent channel distribution across the globe.

In January 2012, the Company acquired Lista North America ("Lista") for $89.7 million, net of cash acquired. Lista's storage and workbench solutions complement the Industrial & Automotive Repair division's tool, storage, radio frequency identification ("RFID")-enabled systems, and specialty supply product and service offerings. Lista is being integrated into the Company's Industrial segment.

HHI and Tong Lung Residential Divestiture

In October 2012, the Company entered into a definitive agreement to sell its Hardware & Home Improvement business ("HHI") to Spectrum Brands Holdings, Inc. ("Spectrum") for approximately $1.4 billion in cash. The purchase and sale agreement stipulates that the sale occur in a First and Second Closing, for approximately $1.3 billion and $100 million, respectively. HHI is a provider of residential locksets, residential builders hardware and plumbing products marketed under the Kwikset, Weiser, Baldwin, Stanley, National and Pfister brands. The majority of the HHI business was part of the Company's Security segment, with the remainder being part of the Company's CDIY segment. Total sales associated with this business were $930.6 million in 2012 and $940.9 million in 2011. The divestiture of the HHI business is part of the continued diversification of the Company's revenue streams and geographic footprint consistent with the Company's strategic framework. The HHI sale also includes the residential portion of the Tong Lung hardware business, which the Company acquired in the third quarter of 2012. The First Closing, which excluded the residential portion of the Tong Lung business, occurred on December 17, 2012. The Second Closing to sell the residential Tong Lung business is expected to occur no later than April 2013. The results for HHI, including the residential portion of Tong Lung, are reported as discontinued operations for all periods presented.

Over fifty percent of the proceeds from this divestiture will be used to repurchase shares and a smaller portion will go towards modest debt reduction, to ensure the Company's leverage ratios remain in its target range. The Company will reinvest the remaining proceeds, together with existing offshore capital, to fund the previously announced Infastech acquisition.

2011 Acquisitions

In September 2011, the Company acquired Niscayah for $984.5 million. Niscayah is one of the largest access control and surveillance solutions providers in Europe. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. During the second quarter of 2012, the Company purchased the remaining outstanding shares of Niscayah for $11.3 million, resulting in a total purchase price of $995.8 million. Niscayah has been consolidated into the Company's Security segment.

During 2011, the Company completed nine other acquisitions for a total purchase price of $216.2 million, net of cash acquired. The purchase price allocations for these acquisitions have been completed. There were no significant changes to the purchase price allocations made during 2012.

2011 Divestitures

The Company sold three small businesses during 2011 for total cash proceeds of $27 million. The largest of these businesses was part of the Company's Industrial segment, with the two smaller businesses being part of the Company's Security segment. Net sales associated with these businesses were $61 million and $66 million in 2011 and 2010, respectively. These businesses were sold as the related product lines provided limited growth opportunity or were not considered part of the Company's core offerings. The operating results of these three businesses have been reported as discontinued operations in the Consolidated Statements of Operations for 2011 and 2010.

Refer to Note E, Merger and Acquisitions, and Note T, Discontinued Operations, for further discussion of the Company's acquisitions and divestitures.

Driving Further Profitable Growth Within Existing Platforms

While diversifying the business portfolio through expansion in the Company's specified growth platforms is important, management recognizes that the branded tool and storage product offerings in the CDIY and Industrial segment businesses are important foundations of the Company that continue to provide strong cash flow and growth prospects. Management is committed to growing these businesses through innovative product development, as evidenced by CDIY's success with the 12-volt and 18/20-volt MAX lithium ion power tool lines marketed under the DEWALT brand and the new Black & Decker Matrix™ and Gyro™ products. Increasing brand support, continued investment in emerging markets and a sharp focus on global cost competitiveness are all expected to foster vitality over the long term. The Company's IAR business within the Industrial segment continues to reap benefits from its vertical integration of hand and power tools used for industrial and automotive repair purposes as well as advanced industrial storage solutions.

Continuing to Invest in the Stanley Black & Decker Brands

The Company has a strong portfolio of brands associated with high-quality products including Stanley®, FatMax®, DEWALT®, Black & Decker®, Porter-Cable®, Bostitch®, Facom®, Mac®, Proto®, CRC®, Emhart Teknologies™, Vidmar®, and Niscayah®. The Stanley®, Black & Decker® and DEWALT® brands are recognized as three of the world's great brands and are amongst the Company's most valuable assets. Sustained brand support has yielded a steady improvement across the spectrum of legacy Stanley brand awareness measures, notably a climb in unaided Stanley hand tool brand awareness from 27% in 2005 to 47% in 2012. During 2012, Stanley and DEWALT had prominent signage at 11 major league baseball stadiums or 40% of all major league baseball games. The Company is also maintaining long-standing NASCAR racing sponsorships which will provide brand exposure over 36 race weekends in 2013. The Company is in year five of a ten year alliance agreement with the Walt Disney World Resort® whereby Stanley® logos are displayed on construction walls throughout the theme parks and Stanley®, Mac®, Proto®, and Vidmar® brand logos and/or products are featured in various attractions where they will be seen by millions of visitors each year. Additionally, Stanley is "The Official Tool Provider of the Walt Disney World Resort®." In 2009, the Company also began advertising in the English Premier League, which is the number one soccer league in the world, watched weekly by 650 million people. From the beginning of 2012 through the end of 2013, the Company will advertise in approximately 225 televised events. Starting in 2011, the Company became a sponsor of the Liverpool Football Club and the Fulham Football Club including player rights, hospitality assets and stadium signage. The Company advertises in 60 televised Professional Bull Riders events in the US and Brazil and sponsors five riders. Additionally, the Company sponsors a team and two riders in Moto GP, the world's premiere motorcycle racing series. The Company will continue to allocate its brand and advertising spend wisely generating more than 25 billion brand impressions annually.

The Stanley Fulfillment System (SFS)

SFS employs continuous improvement techniques to streamline operations and drive efficiency throughout the supply chain. SFS has five primary elements that work in concert: sales and operations planning ("S&OP"), operational lean, complexity reduction, global supply management, and order-to-cash excellence. S&OP is a dynamic and continuous unified process that links and balances supply and demand in a manner that produces world-class fill rates while minimizing DSI (Days Sales of Inventory). Operational lean is the systemic application of lean principles in progressive steps throughout the enterprise to optimize flow toward a pre-defined end state by eliminating waste, increasing efficiency and driving value. Complexity reduction is a focused and overt effort to eradicate costly and unnecessary complexity from the Company's products, supply chain and back room process and organizations. Complexity reduction enables all other SFS elements and, when successfully deployed, results in world-class cost, speed of execution and customer satisfaction. Global supply management focuses on strategically leveraging the company's scale to achieve the best possible price and payment terms with the best possible quality, service and delivery among all categories of spend. Order-to-cash excellence is a methodical, process-based approach that provides a user-friendly, automated and error-proof customer experience from intent-to-purchase to shipping and billing to payment, while minimizing cash collection cycle time and DSO (Days Sales Outstanding). Other benefits of SFS include reductions in lead times, rapid realization of synergies during acquisition integrations, and focus on employee safety. SFS disciplines helped to mitigate the substantial impact of material and energy price inflation that was experienced in recent years.

SFS is instrumental in the reduction of working capital as evidenced by the improvement in working capital turns for legacy Stanley from 4.6 in 2003 to 8.6 at the end of 2009, directly preceding the Merger. Closing out 2010, once blended with the legacy Black & Decker working capital turns of 4.7, working capital turns for the combined company were 5.7. The continued efforts to deploy SFS across the entire Company and increase turns has created significant opportunities to generate incremental free cash flow. Working capital turns have experienced a 32% improvement from 5.7 at the end of 2010 to 7.5 at the end of 2012. Going forward, the Company plans to further leverage SFS to generate ongoing improvements both in the existing business and future acquisitions in working capital turns, cycle times, complexity reduction and customer service levels, with a goal of achieving 10 working capital turns by mid-decade.

Certain Items Impacting Earnings

Merger and Acquisition-Related and Other Charges Impacting 2012, 2011 and 2010 Earnings

Throughout MD&A, the Company has provided a discussion of the outlook and results both inclusive and exclusive of the merger and acquisition-related and other charges. Merger and acquisition-related charges relate primarily to the Black & Decker merger and Niscayah acquisition while other charges relate to the 2012 cost actions and the loss on extinguishment of debt. The amounts and measures, including gross profit and segment profit, on a basis excluding such charges are considered relevant to aid analysis and understanding of the Company's results aside from the material impact of these charges. In addition, these measures are utilized internally by management to understand business trends, as once the aforementioned anticipated cost synergies from the Black & Decker merger and other acquisitions are realized, such charges are not expected to recur. The merger and acquisition-related and other charges are as follows:

2012

The Company reported $442 million in pre-tax merger and acquisition-related and other charges during 2012, which were comprised of the following:

- $30 million reducing Gross profit primarily pertaining to facility closure-related charges;
- $138 million in Selling, general & administrative expenses primarily for integration-related administrative costs and consulting fees, as well as employee related matters;
- $99 million in Other-net primarily related to transaction costs and the $45 million loss on the extinguishment of $900 million of debt in the third quarter of 2012; and
- $175 million in Restructuring charges, which primarily represent Niscayah-related restructuring charges and cost containment actions associated with the severance of employees.

The tax effect on the above charges, some of which were not tax deductible, in 2012 was $113 million, resulting in an after-tax charge of $329 million, or $1.97 per diluted share.

2011

The Company reported $236 million in pre-tax charges during 2011 pertaining to the Merger and other acquisition activities, which were comprised of the following:

- $21 million reducing Gross profit primarily pertaining to facility closure-related charges;
- $99 million in Selling, general & administrative expenses primarily for integration-related administrative costs and consulting fees, as well as employee related matters;
- $49 million in Other-net predominantly for transaction costs; and
- $67 million in Restructuring charges primarily for severance and the planned closures of facilities.

The tax effect on the above charges, some of which were not tax deductible, in 2011 was $50 million, resulting in an after-tax charge of $186 million, or $1.09 per diluted share.

2010

The Company reported $478 million in pre-tax charges in 2010, pertaining to the Merger and other acquisition activities, which were comprised of the following:

- $146 million in Cost of sales related primarily to inventory step-up amortization stemming from the initial turn of the Black & Decker and CRC-Evans acquired inventories, which were written-up in purchase accounting to fair value, by $142 million. Additionally, Cost of sales includes $4 million of facility closure-related charges;
- $82 million in Selling, general & administrative expenses for certain executive and merger-related compensation costs and integration-related consulting fees;
- $36 million in Other-net for transaction costs, inclusive of $20 million of pension curtailment gains; and
- $214 million in Restructuring and asset impairment charges primarily for severance (including costs for certain Black & Decker executives triggered by the change in control), as well as charges associated with the closure of facilities.

The tax effect on the above charges during 2010, some of which were not tax deductible, was $98 million, resulting in after-tax merger and acquisition-related charges of $380 million, or $2.53 per diluted share.

Outlook for 2013

This outlook discussion is intended to provide broad insight into the Company's near-term earnings and cash flow generation prospects. The Company expects diluted earnings per share to approximate $4.62 to $4.87 in 2013, inclusive of $125 million of merger and acquisition-related charges, net of tax, which includes $30 million for the Infastech acquisition. Excluding such charges, 2013 earnings per dilutive share is expected to be in the range of $5.40 to $5.65. The Company expects free cash flow, excluding merger & acquisition-related charges and payments, to approximate $1.0 billion. The 2013 outlook assumes that organic net sales will increase 2-3% from 2012 driving $0.00 to $0.15 of diluted earnings per share accretion. The core business is expected to grow 1% - 2% driving $0.15 to $0.30 of diluted earnings per share and organic growth initiatives are expected to yield 1% growth but will be approximately $0.15 dilutive to earnings per share. The Company expects to realize final cost synergies in 2013 related to the Black & Decker merger and Niscayah acquisition of $50 million and $35 million, respectively, which together should drive approximately $0.40 of EPS. The Infastech acquisition is expected to add $0.20 of EPS accretion in 2013. The share repurchases enacted in 2012 with $850 million of the proceeds from the HHI sale should yield an incremental $0.37 of EPS. Cost containment actions taken in 2012 will have a positive carryover impact of approximately $0.15 of diluted EPS. An increase in tax rates and Interest/Other-net combined is expected to drive headwinds of approximately $0.30 to $0.40 of diluted EPS.

As mentioned previously, the Company has decided to intensify its focus on increasing organic growth, concentrated in six major areas during the next few years: (1) increase presence in emerging markets in the Power Tools, Hand Tools and Commercial Hardware mid-price point categories, (2) create a "smart" tools and storage market using radio frequency identification ("RFID") and real-time locating system ("RTLS") technology, (3) leverage the AeroScout RTLS capability into the electronic security market including the acute care vertical within the Company's Healthcare business, (4) expand the Company's market penetration with U.S. government customers in the Healthcare, Security, and Industrial verticals, (5) offshore oil and gas pipeline service revenue in the Company's CRC-Evan's business, and (6) continue to identify and realize revenue synergies associated with the Black & Decker Merger. Over the next three years the Company will invest approximately $150 million ($100 million of recurring operating expense and $50 million of capital) to support these initiatives. The Company expects that investment and achievement in these growth areas will generate approximately $850 million of incremental revenue over the same three year period and should increase its organic growth rate commensurately.

RESULTS OF OPERATIONS

Below is a summary of the Company's operating results at the consolidated level, followed by an overview of business segment performance.

Terminology: The terms "organic" and "core" are utilized to describe results aside from the impact of acquisitions during their initial 12 months of ownership. This ensures appropriate comparability to operating results of prior periods. The Company has included information as if the Black & Decker merger had occurred on January 3, 2010 for the year ended January 1, 2011 ("pro forma" information). This "pro forma" analysis is provided to aid understanding of the 2011 and 2010 trends since the Merger occurred March 12, 2010.

Net Sales: Net sales were $10.191 billion in 2012, up 8% compared to $9.436 billion in 2011. Organic sales volume provided a 2% increase in net sales and the impact of acquisitions provided an additional 8% increase, while unfavorable effects of foreign currency translation resulted in a decrease of 2% to net sales. The CDIY segment grew 5% organically in comparison to 2011, which was driven by successful new products and market share gains under the DEWALT and Black & Decker brands. In the Industrial segment, organic sales grew 1% relative to 2011 due to strong organic growth in the Engineered Fastening business, which was partially offset by IAR exposure to weakening European markets and declines in the Infrastructure business due to lagging results in the onshore pipeline business. Organic net sales in the Security segment declined 4% compared to 2011, which was attributable to a difficult European market impacting the CSS business and weakness within the MAS business in the U.S. tied to slow commercial construction as well as soft National Account spending.

Net sales were $9.436 billion in 2011, as compared to $7.497 billion in 2010, a 26% increase. Organic sales volume provided a 6% increase in net sales, the impact of a full year of results from the Black & Decker merger provided an 10% increase to sales, the impact of other acquisitions (primarily Niscayah and CRC-Evans), provided an additional 8% increase in net sales while the favorable effects of foreign currency translations in all regions, but most significantly in Europe and Asia, contributed an additional 2% to net sales. The primary drivers of the organic volume growth continue to be new product introductions resulting in market share gains and continued high growth rates in emerging markets, inclusive of continued revenue synergy realizations from the Black & Decker merger. Organic sales volume increased 5% in CDIY, 10% in Industrial and 2% in Security. CDIY's organic volume growth was primarily driven by strength in professional power tools via new product introductions and increased promotional activity on older generation products. This growth was offset by lower sales volume in hand tools and fastening largely due to soft end markets in the retail channels and lower sales of outdoor products in the first half of the year due to inclement weather in North America. Organic sales volume growth in the Industrial segment was strong in each major business component and in most geographic regions due primarily to the success of new products and increased market share gains. Within the Security segment, limited overall organic sales growth reflects 6% organic sales growth from healthcare solutions due to strong sales in the patient security and radio frequency identification ("RFID")-enabled systems, offset by lower CSS installation revenues. On a pro forma basis, net sales increased 14%, with acquisitions accounting for 7% of the increase, organic growth providing 5% of the increase and 2% reflecting the benefit of foreign currency translation.

Gross Profit: The Company reported gross profit of $3.705 billion, or 36.4% of net sales, in 2012 compared to $3.468 billion, or 36.8% of net sales, in 2011. Merger and acquisition-related charges, which reduced gross profit, were approximately $30 million in 2012 compared to $21 million in 2011. Excluding these charges, gross profit was 36.6% of net sales in 2012 and 37.0% of net sales in 2011. The decrease in the profit rate year over year was primarily due to negative mix driven by higher revenues in CDIY, which has lower profit margins than Security and Industrial. These factors outweighed the positive impacts from productivity projects and margin improvement initiatives.

The Company reported gross profit of $3.468 billion, or 36.8% of net sales, in 2011 compared to $2.690 billion, or 35.9% of net sales, in 2010. The inclusion of a full year of Black & Decker as well as acquisition activity (specifically Niscayah and CRC-Evans) were the main drivers behind the overall increase in gross profit. Further, gross profit was negatively impacted by $21 million of merger and acquisition-related charges in 2011 related largely to facility closures and $146 million in 2010, pertaining to the inventory step-up amortization from the initial turn of Black & Decker and CRC-Evan's inventories and facility closure costs. The gross profit rates excluding these charges were 37.0% in 2011 as compared to 37.8% of net sales in 2010. The lower gross profit margin rate in 2011, excluding merger and acquisition-related charges, is primarily due to the effect of commodity inflation, and CDIY promotional discounting on older generation products, all of which combined, outweighed the positive impacts of organic volume-related increases, price increases in response to commodity inflation, cost synergies and productivity initiatives.

SG&A Expense: Selling, general and administrative expenses, inclusive of the provision for doubtful accounts ("SG&A"), were $2.520 billion, or 24.7% of net sales, in 2012 as compared $2.381 billion, or 25.2% of net sales, in 2011. Within SG&A, merger and acquisition-related compensation costs and integration-related expenses totaled $138.4 million and $98.3 million in 2012 and 2011, respectively. Excluding these charges, SG&A was 23.4% of net sales in 2012 compared to 24.2% of net sales in 2011. The favorable SG&A rate is mainly driven by sales volume leverage, cost synergies and continued cost containment efforts.

SG&A expenses were $2.381 billion, or 25.2% of net sales, in 2011 as compared with $2.004 billion, or 26.6% of net sales in 2010. Merger and acquisition-related charges totaled $98.3 million in 2011 and $82.2 million in 2010 for certain executive and merger-related compensation costs and integration-related consulting fees. Excluding merger and acquisition-related charges, SG&A was 24.2% of net sales in 2011 compared with 25.6% of net sales in the prior year. The favorable SG&A rate primarily reflects sales volume leverage and cost synergies partially offset by the impact of acquisitions. On a pro forma basis, including merger and acquisition-related charges, SG&A expense was $2.136 billion, or 26.5% of net sales, in 2010.

Distribution center costs (i.e. warehousing and fulfillment facility and associated labor costs) are classified within SG&A. This classification may differ from other companies who may report such expenses within cost of sales. Due to diversity in practice, to the extent the classification of these distribution costs differs from other companies, the Company's gross margins may not be comparable. Such distribution costs classified in SG&A amounted to $205 million in 2012 and 2011 and $188 million in 2010. The increase from 2010 to 2011 is primarily attributable to the inclusion of the full year of Black & Decker results, as well as higher sales volume.

Corporate Overhead: The corporate overhead element of SG&A and gross profit, which is not allocated to the business segments, amounted to $252 million in 2012 and $245 million in 2011 and 2010. The previously discussed merger and acquisition-related charges, that unfavorably impacted corporate overhead, totaled $77 million in 2012, $75 million in 2011 and $81 million in 2010. Corporate overhead, excluding merger and acquisition-related costs, represented 1.7%, 1.8% and 2.2% of net sales in 2012, 2011 and 2010, respectively.

Other-net: Other-net totaled $301.9 million of expense in 2012 compared to $255.7 million million of expense in 2011. The increase primarily pertains to higher amortization expense from intangible assets associated with the Niscayah acquisition and other 2012 acquisitions, defined benefit pension settlements, and unfavorable impacts of foreign currency.

Other-net amounted to $255.7 million of expense in 2011 compared to $184.9 million of expense in 2010. The increase primarily pertains to higher amortization expense from intangible assets associated with acquisitions, $13 million of incremental merger and acquisitions-related charges, and the impact of defined benefit plan curtailment gains of $20 million in 2010.

Loss on Debt Extinguishment: During the third quarter of 2012, the Company repurchased $900 million of its senior notes and recognized a $45 million pre-tax loss on extinguishment.

Interest, net: Net interest expense in 2012 was $134.1 million compared to $113.9 million in 2011 and $101.1 million in 2010. The increase in net interest expense in 2012 versus 2011 mainly relates to lower interest income stemming from lower cash balances. The increase in 2011 versus 2010 mainly relates to the incremental interest costs associated with the debt issuances that occurred in the second half of 2010, partially offset by higher interest income.

Income Taxes: The Company's effective tax rate was 14.9% in 2012, 7.7% in 2011 and 10.7% in 2010. The effective tax rate in 2012 differed from the US statutory rate primarily due to the distribution of domestic and foreign earnings and the inclusion of $48.9 million in benefits from a favorable settlement of certain tax contingencies. The effective tax rate in 2011 differed from the US statutory rate primarily due to the inclusion of $73 million of benefits from a favorable settlement of certain tax contingencies, benefits resulting from foreign tax credits, and the distribution of domestic and foreign earnings. The effective rate differed from the US statutory rate in 2010 primarily due to the inclusion of approximately $36 million of benefits attributable to the favorable settlement of certain tax contingencies, partially offset by various non-deductible transaction costs and other restructuring costs associated with the Merger.

Business Segment Results

The Company's reportable segments are aggregations of businesses that have similar products, services and end markets, among other factors. The Company utilizes segment profit (which is defined as net sales minus cost of sales and SG&A aside from corporate overhead expense), and segment profit as a percentage of net sales to assess the profitability of each segment. Segment profit excludes the corporate overhead expense element of SG&A, Other-net (inclusive of intangible asset amortization expense), loss on debt extinguishment, restructuring charges, interest income, interest expense, and income tax expense. Corporate overhead is comprised of world headquarters facility expense, cost for the executive management team and the expense pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as legal and corporate finance functions. Refer to Note O, Restructuring and Asset Impairments, and Note F, Goodwill and Intangible Assets, of the Notes to Consolidated Financial Statements for the amount of restructuring charges and asset impairments, and intangibles amortization expense, respectively, attributable to each segment. As discussed previously, the Company's operations are classified into three business segments: CDIY, Security, and Industrial.

CDIY:

The CDIY segment is comprised of the Professional Power Tool and Accessories business, the Consumer Power Tool business and the Hand Tools, Fasteners & Storage business. The Professional Power Tool and Accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The Consumer Power Tool business sells corded and cordless electric power tools, lawn and garden products and home products. The Hand Tools, Fasteners & Storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

(Millions of Dollars)		2012		2011		2010
Net sales	$	**5,194**	$	5,008	$	4,148
Segment profit	$	**721**	$	635	$	423
% of Net sales		**13.9%**		12.7%		10.2%

CDIY net sales increased $186.1 million, or 4%, in 2012 compared with 2011. CDIY grew 5% organically in 2012 largely due to market share gains and successful new products such as the 18/20V DEWALT lithium ion power tools, the DEWALT brushless power tool line as well as the Black & Decker Gyro and Matrix tools. Despite a retracting market in Europe, revenues were flat in the region due to successful market share gains in the U.K., primarily within the DEWALT product lines. Elsewhere, revenue synergies helped drive 16% organic growth in Latin America while traction through select eCommerce, home center and independent channel customers aided in the 5% organic growth in North America. Acquisitions contributed an additional 2% of sales growth, which was offset by a 3% decline due to unfavorable changes in foreign currency translation.

Segment profit amounted to $720.7 million, or 13.9% of net sales, in 2012 compared to $634.8 million or 12.7% of net sales in 2011. Excluding $41.7 million in merger and acquisition-related charges, segment profit totaled $762.4 million, or 14.7% of net sales in 2012 compared to $654.6, or 13.1% of net sales, in 2011 (excluding $19.8 million in merger and acquisition-related charges). The increase in segment profit year over year resulted primarily from cost synergies and volume leverage.

CDIY net sales increased $860.0 million, or 21%, in 2011 compared with 2010. The inclusion of a full year of Black & Decker results generated 14% of the increase, unit volume sales growth contributed 5% and favorable foreign currency translation contributed 2% to the sales increase. The segment unit volume increase was a function of growth in the Americas, Asia and emerging markets since 2010. Organic sales growth was primarily due to approximately 13% of incremental growth in the professional power tools and accessories business driven by the success of the 18-volt and 20-volt MAX lithium ion product lines launched in 2011, in addition to the continued strength of the 12-volt lithium ion power tool products launched in 2010, all three of which are marketed under the DEWALT, Porter Cable, and Black & Decker brands. Other contributing factors include a continued focus on Black & Decker merger related revenue synergies, increases in sales of the DEWALT hand tool line which began shipping to distributors in June of 2011 and select promotional activity for older product lines, primarily Ni-Cad.

Segment profit increased $212.2 million from 2010, inclusive of $19.8 million in merger and acquisition-related charges. Excluding those charges, 2011 segment profit was $654.6 million, or 13.1% of net sales, which compares to 2010 segment profit excluding merger and acquisition-related charges of $542.8 million, or a consistent segment profit rate of 13.1%. Aside from the impact of merger and acquisition-related charges declining by $100 million, segment profit increased in 2011 due to the favorable impact of cost synergies, higher sales volume and continued growth in Latin America. CDIY segment profits in 2011 also reflect the unfavorable impact of unrecovered commodity cost inflation, and the impact of promotional spending associated with older generation products (which offset other product list price increases).

Security:

The Security segment is comprised of the Convergent Security Solutions ("CSS") and Mechanical Access Solutions ("MAS") businesses. The CSS business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The CSS business also includes healthcare solutions, which markets medical carts and cabinets, asset tracking solutions, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The MAS business sells automatic doors, commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets.

(Millions of Dollars)		2012		2011		2010
Net sales	$	**2,429**	$	1,927	$	1,458
Segment profit	$	**306**	$	297	$	253
% of Net sales		**12.6%**		15.4%		17.4%

Security net sales increased $502.4 million, or 26%, in 2012. The impact of acquisitions, principally Niscayah which was acquired in September 2011, increased sales by 31%. Unfavorable foreign currency translation reduced net sales by 1% and organic revenue declined 4% as volume decreases were partially offset by pricing increases. From a geographical standpoint, volume declines in Europe and the U.S. more than offset organic growth in Canada and emerging markets. As expected, European volume declines within the CSS business more than offset modest growth in North America. The commercial lock business continued to be affected by weakness in the U.S. retrofit market while the Access Technologies business experienced similar challenges due to reductions in capital spend by its largest customer. Healthcare organic revenue declined due to lower hospital capital expenditures.

Segment profit amounted to $305.6 million, or 12.6% of net sales, in 2012 compared to $297.1 million, or 15.4% of net sales, in 2011. Excluding merger and acquisition-related charges of $41.3 million, segment profit was $346.9 million, or 14.3% of net sales, in 2012 compared to $312.4 million, or 16.2% of net sales, in 2011 (excluding $15.3 million in merger and acquisition-related charges). The year over year decline in margin is primarily driven by lower margins for Niscayah as the Company continues to integrate this business, as well as absorption pressure from volume declines in Europe, which were partially offset by cost containment actions in 2012. Further, upon the exclusion of Niscayah's impact on 2012, in addition to merger and acquisition-related charges, segment profit was 15.4% of net sales in 2012.

Security segment sales increased 32% in 2011. The impact of acquisitions, principally Niscayah and Infologix, provided 28% of the sales increase, organic sales growth was 2% and favorable foreign currency translation resulted in a 2% increase. More specifically, CSS organic sales increased 4%, which was largely attributed to installation and recurring monthly revenue growth in the U.S., France and the U.K. Healthcare operations achieved 6% in organic sales growth due to both patient security and RFID-enabled storage systems. Mechanical access solutions organic sales were flat due primarily to success in the commercial hardware business, offset by lower sales in the Access Technologies business resulting primarily from remodeling deferrals at its largest customer.

Segment profit in 2011 increased $44.2 million from 2010 and includes $15.3 million of merger and acquisition-related charges. The impact from acquisitions (primarily Niscayah and Infologix) was the primary driver of the increase in segment profit. Excluding merger and acquisition-related charges, segment profit was $312.4 million, or 16.2% of net sales in 2011, which compares with $252.9 million, or 17.3% of net sales in 2010 (there were no merger and acquisition-related charges related to the Security segment in 2010). Further, upon the exclusion of Niscayah's impact on 2011, in addition to merger and acquisition-related charges, segment profit was 17.6% of net sales in 2011. The decline in the segment profit rate excluding merger and acquisition related charges is due to both unrecovered cost inflation and the temporary dilutive effect on the segment profit rate from 2011 acquisitions.

Industrial:

The Industrial segment is comprised of the Industrial and Automotive Repair ("IAR"), Engineered Fastening and Infrastructure businesses. The IAR business sells hand tools, power tools, and engineered storage solution products. The Engineered Fastening business primarily sells engineered fasteners designed for specific industrial applications. These product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The Infrastructure business consists of CRC-Evans, acquired in 2010, and the Hydraulics business. The product lines within the Infrastructure business include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools, attachments and accessories.

(Millions of Dollars)	2012	2011	2010
Net sales	**$ 2,568**	$ 2,501	$ 1,892
Segment profit	**$ 410**	$ 401	$ 256
% of Net sales	**16.0%**	16.0%	13.5%

Industrial net sales increased $66.5 million, or 3%, in 2012 compared with 2011. Organic sales increased 1% and the impact of acquisitions contributed 4%, both of which were partially offset by unfavorable foreign currency translation of 2%. The increase in organic sales is primarily attributed to strong results in the Engineered Fastening business, which grew 9% organically, far outpacing global light vehicle production which rose 5%. This solid performance was mostly offset by organic sales declines in European end markets in IAR, weak large diameter onshore pipeline markets which affected the Oil & Gas/CRC-Evans business, and depressed scrap metal prices, which negatively impacted the Hydraulics business.

Segment profit increased $9.5 million and reflects $7.9 million of merger and acquisition-related charges. Excluding these charges, segment profit was $418.1 million, or 16.3% of net sales, in 2012 compared to $410.1 million (excluding merger and acquisition-related charges of $9.4 million), or 16.4% of net sales, in 2011. The profit rate remained consistent, attributable to sales volume leverage within Engineered Fastening and the success of cost containment measures offset by the impacts of volume reductions in the IAR and Infrastructure businesses.

Industrial segment net sales rose 32% in 2011 compared with 2010. The impact of the Black & Decker merger and other acquisitions (primarily CRC-Evans) provided a 19% increase in net sales, organic growth provided an additional 10% and favorable foreign currency contributed 3% for 2011. The Engineered Fastening business had 13% organic growth through gains in market share, specifically in North America and Europe, as well as expansion into new automotive platforms and growth within the commercial aerospace market. The Industrial and Automotive Repair business achieved 11% organic growth due to market demand, new products, strong hand tool sales within the North American industrial distribution channel, and continued growth in the Mac Tools mobile distribution channel. Geographically, the Industrial segment achieved organic growth in North America, primarily driven by the Industrial and Automotive Repair and hydraulic tools businesses, in Europe, primarily from Engineered Fastening, and in the emerging markets, mostly from Industrial and Automotive Repair. On a pro forma basis, the Industrial segment net sales increased 21%, with the acquisition impact, primarily from CRC-Evans, accounting for 8% of the increase, organic growth providing 10% of the increase, along with a 3% benefit from foreign currency translation.

Segment profit increased $145.2 million and reflects $9.4 million of merger and acquisition-related charges. Excluding the merger and acquisition-related charges, segment profit is $410.1 million, or 16.4% of net sales in 2011, which compares with $282.0 million (excluding merger and acquisition-related charges of $27 million), or 14.9% of net sales, in the corresponding 2010 period. The strong improvement in segment profit and the profit rate is primarily attributable to sales volume leverage, cost synergies, successful pricing actions and overall strong market conditions in the Industrial segment.

RESTRUCTURING ACTIVITIES

A summary of the restructuring reserve activity from December 31, 2011 to December 29, 2012 is as follows (in millions):

	12/31/2011	Acquisitions	Net Additions	Usage	Currency	12/29/2012
2012 Actions						
Severance and related costs	$ —	$ —	$ 144.1	$ (68.2)	$ 2.2	$ **78.1**
Asset impairments	—	—	13.3	(13.3)	—	**—**
Facility closure	—	—	16.3	(8.1)	—	**8.2**
Subtotal 2012 actions	—	—	173.7	(89.6)	2.2	**86.3**
Pre-2012 Actions						
Severance and related costs	66.5	—	(0.9)	(31.9)	0.3	**34.0**
Facility closure	3.5	—	2.3	(0.9)	—	**4.9**
Subtotal Pre-2012 actions	70.0	—	1.4	(32.8)	0.3	**38.9**
Total	$ 70.0	$ —	$ 175.1	$ (122.4)	$ 2.5	$ **125.2**

2012 Actions: During 2012, the Company continued with restructuring activities associated with the Black & Decker merger, Niscayah and other acquisitions, and recognized $61.2 million of restructuring charges related to activities initiated in the current year. Of those charges, $39.5 million relates to severance charges associated with the reduction of approximately 500 employees, $10.9 million relates to facility closure costs, and $10.8 million relates to asset impairment charges.

In addition, the Company has initiated cost reduction actions in 2012 that were not associated with any merger or acquisition activities, resulting in severance charges of $104.6 million pertaining to the reduction of approximately 1,600 employees, $5.4 million of facility closure costs, and $2.5 million of asset impairment charges.

Of the $86.3 million reserves remaining as of December 29, 2012, the majority are expected to be utilized by the end of 2013.

Pre-2012 Actions: In 2012, the Company released $0.9 million of the severance reserve related to remaining liabilities for prior year initiatives. The Company also recorded $2.3 million of facility closure costs in 2012 associated with prior year initiatives.

The vast majority of the remaining reserve balance of $38.9 million relating to pre-2012 actions is expected to be utilized in the first half of 2013.

Segments: The $175.1 million of charges recognized in 2012 includes: $33.0 million pertaining to the CDIY segment; $43.6 million pertaining to the Security segment; $94.4 million pertaining to the Industrial segment; and $2.9 million pertaining to Corporate charges.

In addition to the restructuring charges described in the preceding paragraphs, the Company recognized $168.3 million and $119.7 million of restructuring-related costs in 2012 and 2011, respectively, pertaining to the Merger and acquisition related activity. All of these charges impact gross profit or selling, general and administrative expenses, and include accelerated depreciation and other charges associated with facility closures as well as certain integration-related administration and consulting costs.

FINANCIAL CONDITION

Liquidity, Sources and Uses of Capital: The Company's primary sources of liquidity are cash flows generated from operations and available lines of credit under various credit facilities. The Company's cash flows are presented on a consolidated basis and include cash flows from discontinued operations.

Operating Activities: Cash flows from operations were $966 million in 2012 compared to $999 million in 2011, representing a $33 million decrease. Operating cash flows were negatively impacted by merger and acquisition-related charges and payments of $357 million in 2012 and $218 million in 2011. Excluding these charges, cash flows from operations were $1.323 billion and $1.217 billion in 2012 and 2011, respectively. Inflows from working capital (accounts receivable, inventory, accounts payable and deferred revenue) were $48 million in 2012, compared with inflows of $170 million in 2011. The 2012 inflows were primarily driven by higher payable balances due to an extension of payment terms, partially offset by higher receivables balances due to the timing of cash payments from customers as a result of the Company's fiscal year-end differing from the calendar year-end as well as inventory reductions associated with improved 2012 sales volume. As previously discussed, working capital turns improved to 7.5 times at December 29, 2012, as compared to 7.2 times for 2011, which reflects process-driven improvements from SFS.

In 2011, cash flow from operations was $999 million, a $260 million increase compared to $739 million million in 2010. Cash flows from operations was negatively impacted by merger and acquisition-related charges and payments of $218 million and $382 million in 2011 and 2010, respectively. After adjusting for the impact of the decrease in these charges and payments, cash flows from operations improved in 2011 by a net amount of $312 million due to an increase in earnings. Operating cash flows reflected a continued focus on working capital, resulting in $134 million of inflows in 2011 and $135 million of inflows in 2010. Working capital turns improved to 7.0 times (excluding Niscayah) at December 31, 2011, as compared to 5.7 times for 2010 (5.9 times excluding HHI), which reflected improvements in both days outstanding of accounts receivable and accounts payable, while inventory turns remained consistent. The improvement in overall working capital turns reflected the process-driven improvements from SFS.

Free Cash Flow: Management considers free cash flow an important indicator of its liquidity, as well as its ability to fund future growth and provide dividends to shareowners. As previously discussed, operating cash flow was affected by $357 million and $218 million of merger and acquisition-related charges and payments in 2012 and 2011, respectively. Additionally, capitalized expenditures included $122 million and $89 million of merger and integration spending in 2012 and 2011, respectively. Free cash flow does not include deductions for mandatory debt service, other borrowing activity, discretionary dividends on the Company's common stock and business acquisitions, among other items.

(Millions of Dollars)	2012	2011	2010
Net cash provided by operating activities	$ **966**	$ 999	$ 739
Less: capital expenditures	**(386)**	(302)	(186)
Free cash flow	$ **580**	$ 697	$ 553

When merger and acquisition-related charges and payments, along with capital expenditures related to merger and acquisition activity, are added back to the Company's free cash flow, the resulting amounts are $1,059 million in 2012 and $1,004 million in 2011. The Company expects free cash flow, excluding merger & acquisition-related charges and payments, to approximate $1.0 billion in 2013.

Based on its ability to generate cash flow from operations as well as its strong balance sheet and credit position at December 29, 2012, the Company believes over the long term it has the financial flexibility to deploy capital to its shareowners' advantage through a combination of acquisitions, dividends, and potential future share repurchases.

Investing Activities: Cash flows provided by investing activities were $182.7 million in 2012 compared to cash flows used by investing activities of $1.464 billion in 2011 and cash flows provided by $269.6 million in 2010. The cash inflow in 2012 was driven by the net proceeds received from the sale of HHI of $1.3 billion, as previously discussed. Acquisition spending in 2012 totaled $707.3 million, which included the purchase of Powers, AeroScout, Tong Lung, Lista, and the remaining outstanding shares of Niscayah. Cash outflows for business acquisitions were $1.180 billion in 2011, which was largely a result of the Company's acquisition of Niscayah, and $550 million in 2010, which mainly related to the acquisition of CRC-Evans within the Industrial segment, and Stanley Solutions de Sécurité (SSDS) and GMT within the Security segment. The cash flow provided by investing activities in 2010 also includes $949 million of cash acquired as part of the Merger.

Capital and software expenditures were $386.0 million in 2012, $302.1 million in 2011, and $185.5 million in 2010. The increase in capital expenditures in 2012 was mainly due to several consolidations of distribution centers as well as minor facility improvements. The capital expenditures in 2011 included $89 million of Merger and integration related capital expenditures, which drove most of the increase from 2010.

Net financial instrument investing inflows were $6 million in 2012, compared to outflows of $39 million in 2011 and inflows of $45 million in 2010, pertaining to net investment hedge activity and $30 million of interest rate swap terminations in 2010 following the Merger.

Financing Activities: Cash flow used by financing activities was $1.337 billion in 2012 and $371.8 million in 2011, compared to cash flows provided by financing activities of $313.6 million in 2010.

Payments on long-term debt totaled $1.422 billion, $403.2 million and $515.8 million in 2012, 2011 and 2010, respectively. The 2012 payments primarily relate to the repurchase of three debt instruments with total outstanding principal of $900 million, which resulted in the Company paying a premium on the debt extinguishment of $91 million. The Company also repaid $320 million of its Convertible Notes at maturity, in cash, during the second quarter of 2012. The 2011 repayments pertain to $400 million of term notes that matured in June 2011. The 2010 repayments primarily relate to the maturing of the $200 million term notes and the $313 million of payments associated with the remarketing of the Convertible Notes. Net repayments of short-term borrowings totaled $19.1 million, $199.4 million and $263.6 million in 2012, 2011 and 2010, respectively.

Proceeds from issuances of long-term debt totaled $1.524 billion, $421.0 million and $1.009 billion in 2012, 2011 and 2010, respectively. In November 2012, the Company issued $800 million of senior unsecured term notes with a fixed annual rate of 2.90% and received $793.9 million of net proceeds. The Company also issued $750.0 million of junior subordinated debentures in the third quarter of 2012 and received $729.4 million of net proceeds. In November 2011, the Company issued $400 million of senior unsecured term notes with a 3.40% fixed coupon rate and received $399.6 million in proceeds. The Company used these proceeds to pay down commercial paper. In 2010, the Company received debt proceeds of $396.2 million relating to the $400 million in senior unsecured term bonds with a 5.20% fixed coupon rate. In connection with this debt offering, the Company paid $48 million for the termination of two forward starting floating-to-fixed interest rate swaps. In 2010, the Company also completed a security offering of Convertible Preferred Units, which consisted of $632.5 million of eight-year junior subordinated notes bearing interest at an initial fixed rate of 4.25% per annum and $632.5 million of five-year forward Purchase Contracts that obligate investors to purchase 6,325,000 shares of the Company's 4.75% Series B Convertible Preferred Stock for a price of $100 per share on November 17, 2015. Simultaneous with this offering, the Company entered into capped call transactions (equity options) and paid a total premium of $50.3 million. Refer to Note H, Long-Term Debt and Financing Arrangements, further information regarding the Company's financing arrangements.

In 2012, the Company purchased from certain financial institutions over the counter "out-of-the-money" capped call options, subject to adjustments for standard anti-dilution provisions, on 10,094,144 shares of its common stock for an aggregate premium of $29.5 million, or an average of $2.92 per share. The purpose of the capped call options is to reduce share price volatility on potential future share repurchases. Refer to Note J, Capital Stock, for further discussion.

As noted above, during 2012, the Company repurchased $900 million of outstanding debt by initiating an open market tender offer and paid a premium of $91 million to extinguish the notes. This premium was offset by gains of $35 million from fair value adjustments made in purchase accounting and $11 million from terminated derivatives, resulting in a net pre-tax loss of $45.5 million. Refer to Note H, Long-Term Debt and Financing Arrangements, for further discussion of the debt extinguishment. During 2012, the Company also received $58.2 million from the termination of interest rate swaps and paid $102.6 million in relation to the termination of forward starting interest rate swaps. Refer to Note I, Derivative Financial Instruments, for further discussion.

The Company repurchased $1.074 billion, $11.1 million and $4.9 million of common stock in 2012, 2011 and 2010, respectively. In December 2012, the Company executed an accelerated share repurchase ("ASR") contract of $850 million, which was funded using proceeds from the sale of HHI. The ASR contract terms allowed for an initial delivery of 9.3 million shares, or the equivalent of 80% of the notional value of the contract. The final delivery of the remaining shares under the program is expected to be completed during the second quarter of 2013. The total amount of shares to be ultimately delivered, and therefore, the average price paid per share, will be determined at that time. The Company also repurchased approximately 3.0 million shares of common stock during the second quarter of 2012 for $200 million. Proceeds from the issuance of common stock totaled $126.4 million, $119.6 million and $396.1 million in 2012, 2011 and 2010, respectively. The amounts received in 2012 and 2011 mainly relate to the exercise of stock options. The Company received $320 million of cash proceeds in 2010 from the settlement of the forward stock purchase contracts element of the Equity Units that were issued by the Company in March 2007.

Cash payments for dividends were $304.0 million, $275.9 million and $201.6 million in 2012, 2011 and 2010, respectively. The increase in cash dividends in 2012 was primarily attributable to the increase in dividends per common share to $0.49 per share, as announced in July 2012. The dividend paid to shareholders of record in December 2012 extended the Company's record for the longest consecutive annual and quarterly dividend payments among industrial companies listed on the New York Stock Exchange. The increase in 2011 cash dividend payments versus 2010 was attributable to a previous increase in dividends per common share to $0.41 per share from $0.34 in 2011.

Credit Ratings and Liquidity:

The Company maintains strong investment grade credit ratings from the major U.S. rating agencies on its senior unsecured debt (average A-), as well as its short-term commercial paper borrowings. There have been no changes to any of the ratings during 2012.

Failure to maintain strong investment grade rating levels could adversely affect the Company's cost of funds, liquidity and access to capital markets, but would not have an adverse effect on the Company's ability to access committed credit facilities.

In March 2011, the Company entered into a new four year $1.2 billion committed credit facility (the "Credit Agreement"), which replaced all formerly existing credit facilities. Borrowings under the Credit Agreement may include U.S. Dollars up to the $1.2 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sub-limit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made on March 11, 2015 or upon an earlier termination date of the Credit Agreement, at the election of the Company. In July 2011, in connection with the Niscayah acquisition, the Company entered into a $1.25 billion 364 day credit facility ("Facility"). The Facility decreased to $750 million (as per the terms of the agreement) in December 2011 and was terminated in July 2012 with the concurrent execution of a new $1.0 billion, 364 day committed credit facility. The new facility contains a 1 year term-out provision and borrowings under the Credit Agreement may include U.S. Dollars up to the $1.0 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sub-limit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made by July 12, 2013 or upon an earlier termination date of the Credit Agreement, at the election of the Company, unless the term-out provision is exercised. The Company has not drawn on either of the commitments provided by the Facilities. These credit facilities are designated to be liquidity backstops for the Company's $2.0 billion commercial paper program.

In the third quarter of 2011, the Company entered into a forward share purchase contract on its common stock, which obligated the Company to pay $350.0 million, plus an additional amount related to the forward component of the contract, to the financial institution counterparty not later than August 2013, or earlier at the Company's option, for the 5,581,400 shares purchased. The Company elected the early payment option and paid the $362.7 million to the counterparty in January 2013.

On July 25, 2012, the Company issued $750 million of junior subordinated debentures maturing on July 25, 2052 with fixed interest payable quarterly in arrears at a rate of 5.75% per annum. The Company may, at its election, redeem the debentures in whole or in part, at par on or after June 25, 2017. The debentures' subordination, long tenor and interest deferral features provide significant credit protection measures for senior creditors and as a result, the debentures were awarded a 50% equity credit by S&P and Fitch, and a 25% equity credit by Moody's. The net proceeds of $729 million from the offering was used for general corporate purposes, including the repayment of short term debt and the refinancing of recent and near term debt maturities.

In the third quarter of 2012, the Company repurchased $900 million of its long term debt via open market tender and exercise of its right under the redemption provision of each notes. The initial funding of the repurchased debt was accomplished by utilizing excess cash on hand and the issuance of Commercial Paper. The Company intends on refinancing a portion of its outstanding Commercial Paper through the issuance of Long Term Debt in an amount similar to the amount of notes repurchased.

Refer to Note H, Long-Term Debt and Financing Arrangement, and Note J, Capital Stock, in the Notes to Consolidated Financial Statements in Item 8 for further discussion of the Company's financing arrangements.

Cash and cash equivalents totaled $716 million as of December 29, 2012, comprised of $99 million in the U.S. and $617 million in foreign jurisdictions. As of December 31, 2011 cash and cash equivalents totaled $907 million, comprised of $82 million in the U.S. and $825 million in foreign jurisdictions. Concurrent with the Black & Decker merger, the Company made a determination to repatriate certain legacy Black & Decker foreign earnings, on which U.S. income taxes had not previously been provided. As a result of this repatriation decision, the Company has recorded approximately $436.9 million of associated deferred tax liabilities at December 29, 2012. Current plans and liquidity requirements do not demonstrate a need to repatriate other foreign earnings. Accordingly, all other undistributed foreign earnings of the Company are considered to be permanently reinvested, or will be remitted substantially free of additional tax, consistent with the Company's overall growth strategy internationally, including acquisitions and long-term financial objectives. No provision has been made for taxes that might be payable upon remittance of these undistributed foreign earnings. However, should management determine at a later point to repatriate additional foreign earnings, the Company would be required to accrue and pay taxes at that time.

Contractual Obligations: The following summarizes the Company's significant contractual obligations and commitments that impact its liquidity:

Payments Due by Period

(Millions of Dollars)	Total	2013	2014 – 2015	2016 – 2017	Thereafter
Long-term debt (a)	$ 3,474	$ 10	$ 10	$ 305	$ 3,149
Interest payments on long-term debt (b)	3,048	155	310	292	2,291
Operating leases	394	112	135	72	75
Inventory purchase commitments(c)	720	720	—	—	—
Deferred compensation	18	2	2	1	11
Marketing obligations	44	27	8	4	5
Derivatives (d)	1	1	—	—	—
Forward stock purchase contract (e)	350	350	—	—	—
Pension funding obligations (f)	80	80	—	—	—
Total contractual cash obligations	$ 8,129	$ 1,457	$ 465	$ 674	$ 5,531

(a) Future payments on long-term debt encompass all payments related to aggregate debt maturities, excluding certain fair value adjustments included in long-term debt, as discussed further in Note H, Long-Term Debt and Financing Arrangements.

(b) Future interest payments on long-term debt reflect the applicable fixed interest rate or the variable rate in effect at December 29, 2012 for floating rate debt.

(c) Inventory purchase commitments primarily consist of open purchase orders to purchase raw materials, components, and sourced products.

(d) Future cash flows on derivative instruments reflect the fair value as of December 29, 2012. The ultimate cash flows on these instruments will differ, perhaps significantly, based on applicable market interest and foreign currency rates at their maturity.

(e) The Company was obligated to pay $350 million to the financial institution counterparty to the forward stock purchase contract in August 2013, but elected to do so in January 2013. See Note J, Capital Stock, for further discussion.

(f) This amount principally represents contributions either required by regulations or laws or, with respect to unfunded plans, necessary to fund current benefits. The Company has not presented estimated pension and post-retirement funding in the table above beyond 2013 as funding can vary significantly from year to year based upon changes in the fair value of the plan assets, actuarial assumptions, and curtailment/settlement actions.

To the extent the Company can reliably determine when payments will occur pertaining to unrecognized tax benefit liabilities, the related amount will be included in the table above. However, due to the high degree of uncertainty regarding the timing of potential future cash flows associated with the $240.1 million of such liabilities at December 29, 2012, the Company is unable to make a reliable estimate of when (if at all) amounts may be paid to the respective taxing authorities.

Aside from debt payments, for which there is no tax benefit associated with repayment of principal, tax obligations and the equity purchase contract fees, payment of the above contractual obligations will typically generate a cash tax benefit such that the net cash outflow will be lower than the gross amounts indicated.

Other Significant Commercial Commitments:

Amount of Commitment Expirations Per Period

(Millions of Dollars)	Total	2013	2014 – 2015	2016 – 2017	Thereafter
U.S. lines of credit	$ 2,200	$ 1,000	$ 1,200	$ —	$ —

Short-term borrowings, long-term debt and lines of credit are explained in detail within Note H, Long-Term Debt and Financing Arrangements.

MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments, currencies, commodities and other items traded in global markets. The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, stock prices, and commodity prices.

Exposure to foreign currency risk results because the Company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian, British, Australian, Latin American, and Asian currencies, including the Chinese Renminbi ("RMB") and the Taiwan Dollar. Certain cross-currency trade flows arising from sales and procurement activities as well as affiliate cross-border activity are consolidated and netted prior to obtaining risk protection through the use of various derivative financial instruments which may include: purchased basket options; purchased options; collars, cross currency swaps and currency forwards. The Company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures and portfolio efficiencies to reduce the cost of purchasing derivative protection. At times, the Company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately for affiliate transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain un-hedged. The Company has also entered into cross-currency swaps and forward contracts, to provide a partial hedge of the net investments in certain subsidiaries and better match the cash flows of operations to debt service requirements. Management estimates the foreign currency impact from these financial instruments at the end of 2012 would have been approximately a $34 million pre-tax loss based on a hypothetical 10% adverse movement in all net derivative currency positions; this effect would occur from depreciation of the foreign currencies relative to the U.S. dollar. The Company follows risk management policies in executing derivative financial instrument transactions, and does not use such instruments for speculative purposes. The Company does not hedge the translation of its non-U.S. dollar earnings in foreign subsidiaries.

As mentioned above, the Company routinely has cross-border trade and affiliate flows that cause an impact on earnings from foreign exchange rate movements. The Company is also exposed to currency fluctuation volatility from the translation of foreign earnings into U.S. dollars. It is more difficult to quantify the transactional effects from currency fluctuations than the translational effects. Aside from the use of derivative instruments which may be used to mitigate some of the exposure, transactional effects can potentially be influenced by actions the Company may take; for example, if an exposure occurs from a European entity sourcing product from a U.S. supplier it may be possible to change to a European supplier. Management estimates the combined translational and transactional impact of a 10% overall movement in exchange rates is approximately $89 million, or $0.54 per diluted share. The effect of foreign currency fluctuations on diluted earnings per share from continuing operations was approximately $0.10 unfavorable in 2012, $0.17 favorable in 2011, and $0.14 favorable in 2010.

The Company's exposure to interest rate risk results from its outstanding debt and derivative obligations, short-term investments, and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio including both trade and affiliate debt, is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, and cross-currency swaps.

The Company's primary exposure to interest rate risk comes from its floating rate debt and derivatives in the U.S. and is fairly represented by changes in LIBOR rates. At December 29, 2012, the impact of a hypothetical 10% increase in the interest rates associated with the Company's floating rate derivative and debt instruments would have an immaterial effect on the Company's financial position and results of operations.

The Company has exposure to commodity prices in many businesses, particularly brass, nickel, resin, aluminum, copper, zinc, steel, and energy used in the production of finished goods. Generally, commodity price exposures are not hedged with derivative financial instruments, but instead are actively managed through customer product and service pricing actions, procurement-driven cost reduction initiatives and other productivity improvement projects. The Company experienced inflation, primarily commodity related, of approximately $82 million, $236 million and $70 million in 2012, 2011 and 2010, respectively. Price erosion has also occurred in 2012 and 2011, in addition to inflation, with a cumulative unfavorable impact of $247 million. The impact of inflation is expected to continue in 2013, with cost and pricing actions being aggressively pursued to offset any adverse impact on operations.

Fluctuations in the fair value of the Company's common stock affect domestic retirement plan expense as discussed in the ESOP section of MD&A. Additionally, the Company has $40 million of liabilities as of December 29, 2012 pertaining to unfunded defined contribution plans for certain U.S. employees for which there is mark-to-market exposure.

The assets held by the Company's defined benefit plans are exposed to fluctuations in the market value of securities, primarily global stocks and fixed-income securities. The funding obligations for these plans would increase in the event of adverse changes in the plan asset values, although such funding would occur over a period of many years. In 2012, 2011 and 2010, there were $194 million, $119 million and $138 million, respectively, in investment returns on pension plan assets. The

Company expects funding obligations on its defined benefit plans to be approximately $80 million in 2013. The Company employs diversified asset allocations to help mitigate this risk. Management has worked to minimize this exposure by freezing and terminating defined benefit plans where appropriate.

The Company has access to financial resources and borrowing capabilities around the world. There are no instruments within the debt structure that would accelerate payment requirements due to a change in credit rating.

The Company's existing credit facilities and sources of liquidity, including operating cash flows, are considered more than adequate to conduct business as normal. Accordingly, based on present conditions and past history, management believes it is unlikely that operations will be materially affected by any potential deterioration of the general credit markets that may occur. The Company believes that its strong financial position, operating cash flows, committed long-term credit facilities and borrowing capacity, and ready access to equity markets provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund other initiatives encompassed by its growth strategy and maintain its strong investment grade credit ratings.

OTHER MATTERS

Employee Stock Ownership Plan As detailed in Note L, Employee Benefit Plans, the Company has an ESOP under which the ongoing U.S. Cornerstone and 401(K) defined contribution plans are funded. Overall ESOP expense is affected by the market value of the Company's stock on the monthly dates when shares are released, among other factors. The Company's net ESOP activity resulted in expense of $25.9 million in 2012, $28.4 million in 2011 and $3.4 million in 2010. The ESOP expense increased in 2011 compared to 2010 due to the merger of the Black & Decker U.S. defined contribution plan into the ESOP in 2011. ESOP expense could increase in the future if the market value of the Company's common stock declines.

CRITICAL ACCOUNTING ESTIMATES — Preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are described in Note A, Significant Accounting Policies. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters with inherent uncertainty. The most significant areas involving management estimates are described below. Actual results in these areas could differ from management's estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — The Company's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. In these cases, management uses its judgment, based on the surrounding facts and circumstances, to record a specific reserve for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. Second, a reserve is determined for all customers based on a range of percentages applied to receivable aging categories. These percentages are based on historical collection and write-off experience.

If circumstances change, for example, due to the occurrence of higher than expected defaults or a significant adverse change in a major customer's ability to meet its financial obligation to the Company, estimates of the recoverability of receivable amounts due could be reduced.

INVENTORIES — LOWER OF COST OR MARKET, SLOW MOVING AND OBSOLETE — Inventories in the U.S. are predominantly valued at the lower of LIFO cost or market, while non-U.S. inventories are valued at the lower of FIFO cost or market. The calculation of LIFO reserves, and therefore the net inventory valuation, is affected by inflation and deflation in inventory components. The Company ensures all inventory is valued at the lower of cost or market, and continually reviews the carrying value of discontinued product lines and stock-keeping-units ("SKUs") to determine that these items are properly valued. The Company also continually evaluates the composition of its inventory and identifies obsolete and/or slow-moving inventories. Inventory items identified as obsolete and/or slow-moving are evaluated to determine if write-downs are required. The Company assesses the ability to dispose of these inventories at a price greater than cost. If it is determined that cost is less than market value, cost is used for inventory valuation. If market value is less than cost, the Company writes down the related inventory to that value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, or ceiling (defined as selling price less costs to sell and dispose), and cannot be lower than the net realizable value less a normal profit margin, also called the floor. If the Company is not able to achieve its expectations regarding net realizable value of inventory at its current value, further write-downs would be recorded.

GOODWILL AND INTANGIBLE ASSETS — The Company acquires businesses in purchase transactions that result in the recognition of goodwill and intangible assets. The determination of the value of intangible assets requires management to make estimates and assumptions. In accordance with Accounting Standards Codification ("ASC") 350-20 "Goodwill" acquired goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and when an event occurs or circumstances change that indicate it is more likely than not an impairment exists. Definite lived intangible assets are amortized and are tested for impairment when appropriate. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company reported $7.021 billion of goodwill, $1.608 billion of indefinite-lived trade names and $1.327 billion of definite-lived intangibles at December 29, 2012.

Management tests goodwill for impairment at the reporting unit level. A reporting unit is an operating segment as defined in ASC 280, "Segment Reporting," or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its fair value, an impairment may exist. An impairment charge would be recorded to the extent that the recorded value of goodwill exceeded the implied fair value.

The Company assesses the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions used are discount rates and perpetual growth rates applied to cash flow projections. Also inherent in the discounted cash flow valuation are near-term revenue growth rates over the next five years. These assumptions contemplate business, market and overall economic conditions. The fair value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used include discount rates, royalty rates, and perpetual growth rates applied to the projected sales.

As required by the Company's policy, goodwill and indefinite-lived trade names were tested for impairment in the third quarter of 2012. Based on this testing, the Company determined that the fair values of its reporting units and indefinite-lived trade names exceeded their respective carrying values. The discount rates used in testing goodwill ranged from 9.5% to 14%. The near term growth rates and perpetual growth rates, which varied for each reporting unit, ranged from approximately 7% to 11% and 2% to 4%, respectively. Management performed sensitivity analyses on the fair values resulting from the discounted cash flows valuation utilizing more conservative assumptions that reflect reasonably likely future changes in the discount rate and perpetual growth rate in all reporting units. The discount rate was decreased by 100 basis points with no impairment indicated. The perpetual growth rates were decreased by 150 basis points with no impairment indicated. Based upon the Company's 2012 annual impairment testing analysis, including the consideration of reasonably likely adverse changes in assumptions described above, management believes it is not reasonably likely that an impairment will occur in any of the reporting units over the next twelve months.

In the event that the Company's operating results in the future do not meet current expectations, management, based upon conditions at the time, would consider taking restructuring or other actions as necessary to maximize profitability. Accordingly, the above sensitivity analysis, while a useful tool, should not be used as a sole predictor of impairment. A thorough analysis of all the facts and circumstances existing at that time would need to be performed to determine if recording an impairment loss was appropriate.

DEFINED BENEFIT OBLIGATIONS — The valuation of pension and other postretirement benefits costs and obligations is dependent on various assumptions. These assumptions, which are updated annually, include discount rates, expected return on plan assets, future salary increase rates, and health care cost trend rates. The Company considers current market conditions, including interest rates, to establish these assumptions. Discount rates are developed considering the yields available on high-quality fixed income investments with maturities corresponding to the duration of the related benefit obligations. The Company's weighted-average discount rates for the United States and international pension plans were 3.75% and 4.00%, respectively at December 29, 2012.

The Company's weighted-average discount rate for the United States and international pension plans was 4.25% and 5.00%, respectively at December 31, 2011. As discussed further in Note L, Employee Benefit Plans, the Company develops the expected return on plan assets considering various factors, which include its targeted asset allocation percentages, historic returns, and expected future returns. For 2012, net periodic benefit cost the Company's expected rate of return assumption was 6.25% for both United States and international plans. The Company will use a 6.00% weighted-average expected rate of return assumption to determine the 2013 net periodic benefit cost. A 25 basis point reduction in the expected rate of return assumption would increase 2013 net periodic benefit cost by approximately $4 million, pre-tax.

The Company believes that the assumptions used are appropriate; however, differences in actual experience or changes in the assumptions may materially affect the Company's financial position or results of operations. To the extent that actual (newly measured) results differ from the actuarial assumptions, the difference is recognized in accumulated other comprehensive income, and, if in excess of a specified corridor, amortized over future periods. The expected return on plan assets is determined using the expected rate of return and the fair value of plan assets. Accordingly, market fluctuations in the fair value of plan assets can affect the net periodic benefit cost in the following year. The projected benefit obligation for defined benefit plans exceeded the fair value of plan assets by $850 million at December 29, 2012. A 25 basis point reduction in the discount rate would have increased the projected benefit obligation by approximately $99 million at December 29, 2012. The primary Black & Decker U.S pension and post employment benefit plans were curtailed in late 2010, as well as the only material

Black & Decker international plan, and in their place the Company implemented defined contribution benefit plans. The vast majority of the projected benefit obligation pertains to plans that have been frozen; the remaining defined benefit plans that are not frozen are predominantly small domestic union plans and those that are statutorily mandated in certain international jurisdictions. The Company recognized $45 million of defined benefit plan expense in 2012, which may fluctuate in future years depending upon various factors including future discount rates and actual returns on plan assets.

ENVIRONMENTAL — The Company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to routine environmental matters.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available.

As of December 29, 2012, the Company had reserves of $188 million for remediation activities associated with Company-owned properties as well as for Superfund sites, for losses that are probable and estimable. The range of environmental remediation costs that is reasonably possible is $141 million to $283 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with this policy.

INCOME TAXES - Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets, including net operating losses, are reduced by a valuation allowance if it is *"more likely than not"* that some portion or all of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence including; estimates of future taxable income, considering the feasibility of ongoing tax planning strategies, the realizability of tax loss carry-forwards and the future reversal of existing temporary differences. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the unrealizable amount would be charged to earnings in the period in which that determination is made. By contrast, if the Company were to determine that it would be able to realize deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through a favorable adjustment to earnings in the period in which that determination is made.

The company is subject to tax in a number of locations, including many state and foreign jurisdictions. Significant judgment is required when calculating its worldwide provision for income taxes. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits or final decisions in transfer pricing matters. The Company periodically assesses its liabilities and contingencies for all tax years still subject to audit based on the most current available information, which involves inherent uncertainty. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority under the premise that the taxing authority has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest and penalties associated with uncertain tax positions as a component of income taxes in the Consolidated Statement of Operations. See Note Q, Income Taxes, of the Notes to Consolidated Financial Statements for further discussion.

RISK INSURANCE — To manage its insurance costs efficiently, the Company self insures for certain U.S. business exposures and generally has low deductible plans internationally. For domestic workers' compensation, automobile and product liability (liability for alleged injuries associated with the Company's products), the Company generally purchases outside insurance coverage only for severe losses ("stop loss" insurance) and these lines of insurance involve the most significant accounting estimates. While different stop loss deductibles exist for each of these lines of insurance, the maximum stop loss deductible is set at no more than $5 million per occurrence and $48 million in the aggregate per annum. The process of establishing risk insurance reserves includes consideration of actuarial valuations that reflect the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims discounted to present value. The cash outflows related to risk insurance claims are expected to occur over a maximum of 13 years. The Company believes the liabilities recorded for these U.S. risk insurance reserves, totaling $106 million and $105 million as of December 29, 2012, and December 31, 2011, respectively, are adequate. Due to judgments inherent in the reserve estimation process it is possible the ultimate costs will differ from this estimate.

WARRANTY — The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available. The Company believes the $124 million reserve for expected warranty claims as of December 29, 2012 is adequate, but due to judgments inherent in the reserve estimation process, including forecasting future product reliability levels and costs of repair as well as the estimated age of certain products submitted for claims, the ultimate claim costs may differ from the recorded warranty liability. The Company also establishes a reserve for product recalls on a product-specific basis during the period in which the circumstances giving rise to the recall become known and estimable for both company initiated actions and those required by regulatory bodies.

OFF-BALANCE SHEET ARRANGEMENT

SYNTHETIC LEASES — The Company is a party to synthetic leasing programs for one of its major distribution centers and certain U.S. personal property, predominately vehicles and equipment. The programs qualify as operating leases for accounting purposes, such that only the monthly rent expense is recorded in the Statement of Operations and the liability and value of the underlying assets are off-balance sheet.

These lease programs are utilized primarily to reduce overall cost and to retain flexibility. The cash outflows for lease payments approximate the $3 million of rent expense recognized in fiscal 2012. As of December 29, 2012 the estimated fair value of assets and remaining obligations for these properties were $31 million and $27 million, respectively.

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this Annual Report on Form 10-K that are not historical, including but not limited to those regarding the Company's ability to: (i) achieve full year 2013 diluted EPS of 4.62 to 4.87 ($5.40-5.65, excluding M&A charges); (ii) generate approximately $1.0 billion in free cash flow for 2013, excluding M&A charges and payments; (iii) generate 4-6% organic revenue growth and 10-12% total revenue growth over the long term; (iv) generate mid-teens percentage EPS growth over the long term; (v) generate free cash flow greater than or equal to net income over the long term; (vi) generate ROCE and CFROI of 10-15% over the long term; (vii) achieve 10 times working capital turns by mid-decade and (viii) continue dividend growth (collectively, the "Results"); are "forward looking statements" and subject to risk and uncertainty.

These forward looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of risks, uncertainties and important factors that could cause actual results to differ materially from those indicated by such forward looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth under Item 1A Risk Factors hereto and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, the Company's other filings with the Securities and Exchange Commission, and those set forth below.

The Company's ability to deliver the Results is dependent, or based, upon: (i) the Company's ability achieve additional synergies of $50 million and $35 million, respectively, in 2013 from the combination with Black & Decker and the acquisition of Niscayah; (ii) the Company's ability to execute integration and achieve synergies from the Infastech acquisition; (iii) the Company's ability to generate organic net sales increases of 2-3% in 2013 and 4-6% over the long term; (iv) the Company's ability to identify and execute upon acquisitions and sales opportunities to double its CDIY, IAR and Security businesses in the emerging markets while minimizing associated costs; (v) the Company's ability to complete the share repurchases discussed herein and achieve an average share count for the year of 155.9; (vi) the Company's ability to achieve a tax rate of approximately 24-25% in 2013; (vii) the Company's ability to limit interest expense to approximate $145 million and other-net to approximate $255 million in 2013; (viii) the Company's ability to minimize tax liabilities associated with the HHI divestiture; (ix) successful integration of acquisitions completed in 2012 and any acquisitions completed in 2013, as well integration of existing businesses; (x) the continued acceptance of technologies used in the Company's products and services; (xi) the Company's ability to minimize costs and sales or service disruptions arising from the transition from a direct sales model to a distributor model for its Mechanical Access Solutions business (xii) the Company's ability to manage existing Sonitrol franchisee and Mac Tools relationships; (xiii) the Company's ability to minimize costs associated with any sale or discontinuance of a business or product line, including any severance, restructuring, legal or other costs; (xiv) the proceeds realized with respect to any business or product line disposals; (xv) the extent of any asset impairments with respect to any businesses or product lines that are sold or discontinued; (xvi) the success of the Company's efforts to manage freight costs, steel and other commodity costs as well as capital expenditures; (xvii) the Company's ability to sustain or increase prices in order to, among other things, offset or mitigate the impact of steel, freight, energy, non-ferrous commodity and other commodity costs and any inflation increases; (xviii) the Company's ability to generate free cash flow and maintain a strong debt to capital ratio; (xix) the Company's ability to identify and effectively execute productivity improvements and cost reductions, while minimizing any associated restructuring charges; (xx) the Company's ability to obtain favorable settlement of routine tax audits; (xxi) the ability of the Company to generate earnings sufficient to realize future income tax benefits during periods when temporary differences become deductible; (xxii) the continued ability of the Company to access credit markets under satisfactory terms; (xxiii) the Company's ability to negotiate satisfactory payment terms under which the Company buys and sells goods, services, materials and products; and (xxiv) the Company's ability to successfully develop, market and achieve sales from new products and services.

The Company's ability to deliver the Results is also dependent upon: (i) the success of the Company's marketing and sales efforts, including the ability to develop and market new and innovative products in both existing and new markets; (ii) the ability of the Company to maintain or improve production rates in the Company's manufacturing facilities, respond to significant changes in product demand and fulfill demand for new and existing products; (iii) the Company's ability to continue improvements in working capital through effective management of accounts receivable and inventory levels; (iv) the ability to continue successfully managing and defending claims and litigation; (v) the success of the Company's efforts to mitigate any cost increases generated by, for example, increases in the cost of energy or significant Chinese Renminbi or other currency appreciation; (vi) the geographic distribution of the Company's earnings; (vii) the commitment to and success of the Stanley Fulfillment System; (viii) successful implementation with expected results of cost reduction programs; and (ix) successful completion of share repurchases at anticipated costs.

The Company's ability to achieve the Results will also be affected by external factors. These external factors include: challenging global macroeconomic environment; the continued economic growth of emerging markets, particularly Latin America; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on the Company's customers; the impact the tightened credit markets may have on the Company or its customers or suppliers; the extent to which the Company has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect the Company, including, but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and the Company's debt program; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling stabilize and rebound; the impact of events that cause or may cause disruption in the Company's manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which the Company operates.

Unless required by applicable federal securities laws, the Company undertakes no obligation to publicly update or revise any forward looking statements to reflect events or circumstances that may arise after the date hereof. Investors are advised, however, to consult any further disclosures made on related subjects in the Company's reports filed with the Securities and Exchange Commission.

In addition to the foregoing, some of the agreements included as exhibits to this Annual Report on Form 10-K (whether incorporated by reference to earlier filings or otherwise) may contain representations and warranties, recitals or other statements that appear to be statements of fact. These agreements are included solely to provide investors with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. Representations and warranties, recitals, and other common disclosure provisions have been included in the agreements solely for the benefit of the other parties to the applicable agreements and often are used as a means of allocating risk among the parties.

Accordingly, such statements (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Company; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms. Additional information about the Company may be found in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company incorporates by reference the material captioned "Market Risk" in Item 7 and in Note I, Derivative Financial Instruments, of the Notes to Consolidated Financial Statements in Item 8.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 for an index to Financial Statements and Financial Statement Schedules. Such Financial Statements and Financial Statement Schedules are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The management of Stanley Black & Decker (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 29, 2012. Ernst & Young LLP, the auditor of the financial statements included in this annual report, has issued an attestation report on the registrant's internal control over financial reporting, a copy of which appears on page 51.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and its Senior Vice President and Chief Financial Officer, the Company has, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company's Chief Executive Officer and its Senior Vice President and Chief Financial Officer have concluded that, as of December 29, 2012, the Company's disclosure controls and procedures are effective. There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ended December 29, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item, except for certain information with respect to the Company's Code of Ethics, the identification of the executive officers of the Company and any material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors, as set forth below, is incorporated herein by reference to the information set forth in the section of the Company's definitive proxy statement (which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of the Company's fiscal year) under the headings "Information Concerning Nominees for Election as Directors," "Board of Directors," and "Section 16(a) — Beneficial Ownership Reporting Compliance."

In addition to Business Conduct Guidelines that apply to all directors and employees of the Company, the Company has adopted a Code of Ethics that applies to the Company's Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and principal accounting officer. A copy of the Company's Code of Ethics is available on the Company's website at www.stanleyblackanddecker.com.

The following is a list of the executive officers of the Company as of February 20, 2013:

Name and Age	Office	Date Elected to Office
John F. Lundgren (61)	Chief Executive Officer since January 2013. President and Chief Executive Officer (2010). Chairman and Chief Executive Officer (2004). President, European Consumer Products, Georgia-Pacific Corporation (2000).	03/1/2004
James M. Loree (54)	President & Chief Operating Officer since January 2013. Executive Vice President and Chief Operating Officer (2007); Executive Vice President Finance and Chief Financial Officer (1999).	07/19/1999
Donald Allan, Jr. (48)	Senior Vice President & Chief Financial Officer since March 2010. Vice President & Chief Financial Officer (2009); Vice President & Corporate Controller (2002); Corporate Controller (2000); Assistant Controller (1999).	10/24/2006
Jeffery D. Ansell (45)	Senior Vice President and Group Executive, Construction and DIY since March 2010. Vice President & President, Stanley Consumer Tools Group; President – Consumer Tools and Storage (2004); President of Industrial Tools & Storage (2002); Vice President – Global Consumer Tools Marketing (2001); Vice President Consumer Sales America (1999).	02/22/2006
Nolan D. Archibald (69)	Executive Chairman since March 2010. President and Chief Executive Officer and Chairman of the Board of The Black & Decker Corporation (1990-2010).	03/12/2010
Michael A. Bartone (53)	Vice President, Corporate Tax since January 2002.	07/17/2009
Bruce H. Beatt (60)	Senior Vice President, General Counsel and Secretary since March 2010. Vice President, General Counsel and Secretary (2000).	10/9/2000
D. Brett Bontrager (50)	Senior Vice President and Group Executive, Stanley Security Solutions since 2011. Senior Vice President and Group Executive, Stanley Convergent Solutions (2010). President, Convergent Security Solutions and Vice President, Business Development (2007); Vice President, Business Development (2004); Director, Business Development (2003).	08/1/2008
Jeff Chen (54)	Vice President & President, Asia - Tools since October 2012. Vice President & President, Asia (2007); Vice President, Global Operations (2006). Director, Asia Operations (2002); Managing Director, Thailand (1999).	04/27/2005

Hubert Davis, Jr. (64)	Senior Vice President & President, Stanley Healthcare, since October 2012. Senior Vice President & Chief Information Officer/SFS (2010). Senior Vice President, Business Transformation (2006); Vice President, Chief Information Officer (June 2000); Chief Information Officer and e-commerce Leader (2000).	05/25/2004
Craig A. Douglas (58)	Vice President & Treasurer since January 2002.	07/17/2009
Rhonda O. Gass (49)	Vice President & Chief Information Officer since October 2012.	10/11/2012
Massimo Grassi (51)	President, Stanley Security Solutions Europe and Executive Director Industrial & Automotive Repair since April 2012. President, Industrial & Automotive Repair (2009); President, Stanley Europe and President Directeur General, Facom (2007).	03/12/2010
Mark J. Mathieu (60)	Senior Vice President, Human Resources since March 2010. Vice President, Human Resources (1997).	09/17/1997
Jaime Ramirez (45)	Senior Vice President & President, Global Emerging Markets, since October 2012. President, Construction & DIY, Latin America (2010); Vice President and General Manager – Latin America, Power Tools & Accessories, The Black & Decker Corporation (2008); Vice President and General Manager – Andean Region The Black & Decker Corporation (2007).	03/12/2010
Ben S. Sihota (54)	President, Emerging Markets Group since March 2010. Vice President and President-Asia/Pacific, Power Tools & Accessories, The Black & Decker Corporation (2006); President-Asia, Power Tools & Accessories, The Black & Decker Corporation (2000).	03/12/2010
Steven J. Stafstrom (54)	Vice President, Operations, CDIY & Emerging Markets since December 2012. Vice President Global Operations, CDIY (2010); Vice President, Operations, Consumer Tools & Storage (2005).	12/6/2012
William S. Taylor (57)	President, Fastening & Accessories since July 2012. President, Professional Power Tools & Products (2010); Vice President-Global Product Development of the Industrial Products Group, The Black & Decker Corporation (2009); Vice President-Industrial Products Group Product Development, The Black & Decker Corporation (2008); Vice President/General Manager Industrial Accessories Business, The Black & Decker Corporation (2008); Vice President and General Manager Woodworking Tools, The Black & Decker Corporation (2005).	03/12/2010
Michael A. Tyll (56)	President, Engineered Fastening since March 2010. Group Vice President and President, Fastening and Assembly Systems, The Black & Decker Corporation (2006); President, Automotive Division, The Black & Decker Corporation (2001).	03/12/2010
John H. Wyatt (54)	President, Construction & DIY, Europe and ANZ since Oct. 2012. President, Construction & DIY, EMEA (2010); President-Europe, Middle East, and Africa, Power Tools and Accessories, The Black & Decker Corporation (2008); Vice President-Consumer Products (Europe, Middle East and Africa), The Black & Decker Corporation (2006).	03/12/2010

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information set forth under the section entitled "Executive Compensation" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 403 of Regulation S-K, is incorporated herein by reference to the information set forth under the sections entitled "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Officers", and "Executive Compensation", of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

EQUITY COMPENSATION PLAN INFORMATION

Compensation plans under which the Company's equity securities are authorized for issuance at December 29, 2012 follow:

	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options and stock awards	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders......	12,568,500 (1)	$ 56.90 (2)	3,092,619 (3)
Equity compensation plans not approved by security holders (4)..	—	—	—
Total................................	12,568,500	$ 56.90	3,092,619 (3)

(1) Consists of 9,056,493 shares underlying outstanding stock options (whether vested or unvested) with a weighted average exercise price of $56.90 and a weighted average term of 5.69 years; 3,311,857 shares underlying time-vesting restricted stock units that have not yet vested and the maximum number of shares that will be issued pursuant to outstanding long term performance awards if all established goals are met; and 191,235 of shares earned but related to which participants elected deferral of delivery. All stock-based compensation plans are discussed in Note J, Capital Stock, of the Notes to Consolidated Financial Statements in Item 8.

(2) There is no cost to the recipient for shares issued pursuant to time-vesting restricted stock units or long term performance awards. Because there is no strike price applicable to these stock awards they are excluded from the weighted-average exercise price which pertains solely to outstanding stock options.

(3) Consists of 2,586,768 of shares available for purchase under the employee stock purchase plan ("ESPP") at the election of employees and 505,851 securities available for future grants by the board of directors under stock-based compensation plans.

(4) There is a non-qualified deferred tax savings plan for highly compensated salaried employees which mirrors the qualified plan provisions, but was not specifically approved by security holders. U.S. employees are eligible to contribute from 1% to 15% of their salary to a tax deferred savings plan as described in the ESOP section of Item 8 Note L, Employee Benefit Plans, to the Consolidated Financial Statements of this Form 10-K. Prior to 2010 and in 2011 and 2012, Stanley contributed an amount equal to one half of the employee contribution up to the first 7% of salary. In 2009, an employer match benefit was provided under the plan equal to one-quarter of each employee's tax-deferred contribution up to the first 7% of their compensation. The investment of the employee's contribution and the Company's contribution was controlled by the employee participating in the plan and may include an election to invest in Company stock. The same matching arrangement was provided for highly compensated salaried employees in the "non-qualified" plan, except that the arrangement for these employees is outside of the ESOP, and is not funded in advance of distributions. Shares of the Company's common stock may be issued at the time of a distribution from the plan. The number of securities remaining available for issuance under the plan at December 29, 2012 is not determinable, since the plan does not authorize a maximum number of securities.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is incorporated by reference to the information set forth under the section entitled "Board of Directors — Related Party Transactions" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the information set forth under the section entitled "Fees of Independent Auditors" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Index to documents filed as part of this report:

1. and 2. Financial Statements and Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report beginning with an index thereto on page 47.

3. Exhibits

See Exhibit Index in this Form 10-K on page 111.

(b) See Exhibit Index in this Form 10-K on page 111.

(c) The response in this portion of Item 15 is submitted as a separate section of this Form 10-K with an index thereto beginning on page 47.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANLEY BLACK & DECKER, INC.

By: /s/ John F. Lundgren

John F. Lundgren, Chief Executive Officer

Date: February 20, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John F. Lundgren John F. Lundgren	Chief Executive Officer and Director	February 20, 2013
/s/ Donald Allan, Jr. Donald Allan, Jr.	Senior Vice President and Chief Financial Officer	February 20, 2013
/s/ Jocelyn S. Belisle Jocelyn S. Belisle	Chief Accounting Officer	February 20, 2013
* Nolan D. Archibald	Executive Chairman	February 20, 2013
John G. Breen	Director	
* George W. Buckley	Director	February 20, 2013
* Patrick D. Campbell	Director	February 20, 2013
* Carlos M. Cardoso	Director	February 20, 2013
Virgis W. Colbert	Director	
* Robert B. Coutts	Director	February 20, 2013

Signature	Title	Date
* Benjamin H. Griswold, IV	Director	February 20, 2013
* Eileen S. Kraus	Director	February 20, 2013
* Anthony Luiso	Director	February 20, 2013
* Marianne M. Parrs	Director	February 20, 2013
* Robert L. Ryan	Director	February 20, 2013

*By: /s/ Bruce H. Beatt

Bruce H. Beatt
(As Attorney-in-Fact)

FORM 10-K
ITEM 15(a) (1) AND (2)
STANLEY BLACK & DECKER, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other schedules are omitted because either they are not applicable or the required information is shown in the financial statements or the notes thereto.

Schedule II — Valuation and Qualifying Accounts
Stanley Black & Decker, Inc. and Subsidiaries
Fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011
(Millions of Dollars)

		ADDITIONS			
	Beginning Balance	Charged to Costs and Expenses	Charged To Other Accounts(b)(c)	(a) Deductions	Ending Balance
Allowance for Doubtful Accounts:					
Year Ended 2012	$ 53.6	$ 11.3	$ 20.2	$ (18.9)	$ 66.2
Year Ended 2011	$ 53.9	$ 15.1	$ 5.6	$ (21.0)	$ 53.6
Year Ended 2010	$ 30.7	$ 10.5	$ 24.6	$ (11.9)	$ 53.9
Tax Valuation Allowance:					
Year Ended 2012 (d)	$ 300.4	$ 314.0	$ (6.8)	$ (55.0)	$ 552.6
Year Ended 2011	$ 257.5	$ 75.3	$ 2.5	$ (34.9)	$ 300.4
Year Ended 2010	$ 24.4	$ 46.9	$ 190.8	$ (4.6)	$ 257.5

(a) With respect to the allowance for doubtful accounts, deductions represent amounts charged-off less recoveries of accounts previously charged-off.
(b) Amounts represent the impact of foreign currency translation, acquisitions and net transfers to/from other accounts.
(c) For 2010, amount primarily represents beginning tax valuation allowance as adjusted from the Black & Decker merger.
(d) Refer to Note Q, Income Taxes, of the Notes to Consolidated Financial Statements in Item 8 for further discussion.

The prior year amounts in the table above have been recast to reflect the 2012 divestiture of the Company's Hardware & Home Improvement business ("HHI"), which has been classified as discontinued operations for all periods presented.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Stanley Black & Decker, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of Stanley Black & Decker Inc.'s internal control over financial reporting as of December 29, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Stanley Black & Decker, Inc.'s internal control over financial reporting was effective as of December 29, 2012. Ernst & Young LLP, Registered Public Accounting Firm included in this annual report, has issued an attestation report on the registrant's internal control over financial reporting, a copy of which appears on page 51.

/s/ John F. Lundgren

John F. Lundgren, Chief Executive Officer

/s/ Donald Allan Jr.

Donald Allan Jr., Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stanley Black & Decker, Inc.

We have audited the accompanying consolidated balance sheets of Stanley Black & Decker, Inc. and subsidiaries (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareowners' equity and cash flows for each of the three fiscal years in the period ended December 29, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 29, 2012 and December 31, 2011, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst &Young, LLP
Hartford, Connecticut
February 20, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stanley Black & Decker, Inc.

We have audited Stanley Black & Decker, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012 and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst &Young, LLP
Hartford, Connecticut
February 20, 2013

Consolidated Statements of Operations
Fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011
(In Millions of Dollars, Except Per Share Amounts)

	2012	2011	2010
Net Sales	$ **10,190.5**	$ 9,435.5	$ 7,496.9
Costs and Expenses			
Cost of sales	$ **6,485.9**	$ 5,967.3	$ 4,806.6
Selling, general and administrative	**2,509.1**	2,365.8	1,993.5
Provision for doubtful accounts	**11.3**	15.1	10.5
Other-net	**301.9**	255.7	184.9
Restructuring charges and asset impairments	**175.1**	69.3	231.7
Loss on debt extinguishment	**45.5**	—	—
Interest income	**(10.1)**	(26.5)	(8.7)
Interest expense	**144.2**	140.4	109.8
	$ **9,662.9**	$ 8,787.1	$ 7,328.3
Earnings from continuing operations before income taxes	**527.6**	648.4	168.6
Income taxes on continuing operations	**78.9**	50.1	18.0
Earnings from continuing operations	$ **448.7**	$ 598.3	$ 150.6
Less: Net loss attributable to non-controlling interests	**(0.8)**	(0.1)	—
Net earnings from continuing operations attributable to common shareowners	**449.5**	598.4	150.6
Earnings from discontinued operations before income taxes (including pretax gain on HHI sale of $384.7 million in 2012)	**503.5**	114.9	68.4
Income taxes on discontinued operations (including income taxes associated with the gain on HHI sale of $25.8 million in 2012)	**69.2**	38.7	20.8
Net earnings from discontinued operations	$ **434.3**	$ 76.2	$ 47.6
Net Earnings Attributable to Common Shareowners	$ **883.8**	$ 674.6	$ 198.2
Basic earnings per share of common stock:			
Continuing operations	$ **2.75**	$ 3.60	$ 1.02
Discontinued operations	**2.66**	0.46	0.32
Total basic earnings per share of common stock	$ **5.41**	$ 4.06	$ 1.34
Diluted earnings per share of common stock:			
Continuing operations	$ **2.70**	$ 3.52	$ 1.00
Discontinued operations	**2.61**	0.45	0.32
Total diluted earnings per share of common stock	$ **5.30**	$ 3.97	$ 1.32

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
Fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011
(In Millions of Dollars)

	2012	2011	2010
Net earnings	$ **883.8**	$ 674.6	$ 198.2
Other comprehensive income (loss):			
Currency translation adjustment and other	**116.8**	(116.5)	14.0
Unrealized losses on cash flow hedges, net of tax	**(17.6)**	(25.7)	(54.9)
Unrealized losses on net investment hedges, net of tax	**(30.5)**	(0.1)	(20.9)
Pension (losses) gains, net of tax	**(107.5)**	(90.6)	22.0
Other comprehensive loss	$ **(38.8)**	$ (232.9)	$ (39.8)
Comprehensive income attributable to common shareowners	$ **845.0**	$ 441.7	$ 158.4

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
December 29, 2012 and December 31, 2011
(Millions of Dollars)

	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 716.0	$ 906.9
Accounts and notes receivable, net	1,538.2	1,445.0
Inventories, net	1,316.6	1,270.9
Prepaid expenses	199.6	201.9
Assets held for sale	133.4	1,050.2
Other current assets	194.5	214.6
Total Current Assets	4,098.3	5,089.5
Property, Plant and Equipment, net	1,333.7	1,142.6
Goodwill	7,021.1	6,438.2
Customer Relationships, net	1,079.8	1,139.2
Trade Names, net	1,681.7	1,697.1
Other Intangible Assets, net	173.1	107.6
Other Assets	456.3	334.8
Total Assets	$ 15,844.0	$ 15,949.0
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term borrowings	$ 1.1	$ 0.2
Current maturities of long-term debt	10.4	526.4
Accounts payable	1,350.1	1,199.1
Accrued expenses	1,681.5	1,390.3
Liabilities held for sale	30.3	213.9
Total Current Liabilities	3,073.4	3,329.9
Long-Term Debt	3,526.5	2,925.8
Deferred Taxes	946.9	851.0
Post-retirement Benefits	816.3	723.8
Other Liabilities	753.8	1,051.7
Commitments and Contingencies (Notes R and S)	—	—
Shareowners' Equity		
Stanley Black & Decker, Inc. Shareowners' Equity		
Preferred stock, without par value: Authorized and unissued 10,000,000 shares	—	—
Common stock, par value $2.50 per share: Authorized 300,000,000 shares in 2012 and 2011 Issued 176,906,265 shares in 2012 and 176,091,572 shares in 2011	442.3	440.7
Retained earnings	3,299.5	2,707.3
Additional paid in capital	4,473.5	4,581.3
Accumulated other comprehensive loss	(388.0)	(349.2)
ESOP	(62.8)	(68.5)
	7,764.5	7,311.6
Less: cost of common stock in treasury (16,954,238 shares in 2012 and 7,044,611 shares in 2011)	(1,097.4)	(308.0)
Stanley Black & Decker, Inc. Shareowners' Equity	6,667.1	7,003.6
Non-controlling interests	60.0	63.2
Total Shareowners' Equity	6,727.1	7,066.8
Total Liabilities and Shareowners' Equity	$ 15,844.0	$ 15,949.0

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011
(Millions of Dollars)

	2012	2011	2010
Operating Activities:			
Net earnings attributable to common shareowners	$ **883.8**	$ 674.6	$ 198.2
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	**237.9**	228.5	203.4
Amortization of intangibles	**207.4**	181.6	145.3
Inventory step-up amortization	**6.3**	0.8	173.5
Pretax (gain) loss on sales of businesses	**(384.7)**	16.2	—
Loss on debt extinguishment	**45.5**	—	—
Asset impairments	**10.8**	0.6	24.1
Stock-based compensation expense	**89.7**	68.9	85.1
Provision for doubtful accounts	**11.3**	15.9	10.6
Income tax settlements	**(48.6)**	(73.4)	(36.2)
Debt-fair value amortization	**(18.3)**	(34.1)	(37.9)
Other non-cash items	**(28.5)**	(12.2)	3.8
Changes in operating assets and liabilities:			
Accounts receivable	**(55.2)**	10.1	22.5
Inventories	**11.4**	(90.2)	35.3
Accounts payable	**109.1**	214.2	77.3
Deferred revenue	**(17.6)**	(6.0)	1.5
Accrued expenses	**24.2**	2.2	51.4
Other current assets	**(151.7)**	28.4	18.7
Long-term receivables	**(15.2)**	(21.1)	(14.6)
Defined benefit liabilities	**(107.0)**	(130.5)	(276.9)
Other long-term liabilities	**301.1**	(119.5)	39.2
Other long-term assets	**(145.5)**	43.9	15.0
Net cash provided by operating activities	**966.2**	998.9	739.3
Investing Activities:			
Capital expenditures	**(386.0)**	(302.1)	(185.5)
Proceeds from sales of assets	**9.6**	29.4	11.0
Business acquisitions, net of cash acquired	**(707.3)**	(1,179.6)	(550.3)
Proceeds from sales of businesses, net of cash sold	**1,260.6**	27.1	—
Cash acquired from Black & Decker	**—**	—	949.4
Undesignated interest rate swap terminations	**—**	(3.1)	30.1
Proceeds (payments) for net investment hedge settlements	**5.8**	(36.0)	14.9
Net cash provided by (used in) by investing activities	**182.7**	(1,464.3)	269.6
Financing Activities:			
Payments on long-term debt	**(1,422.3)**	(403.2)	(515.8)
Proceeds from debt issuance	**1,523.5**	421.0	1,009.8
Net repayments on short-term borrowings	**(19.0)**	(199.4)	(263.6)
Stock purchase contract fees	**(3.2)**	(3.2)	(7.7)
Purchase of common stock for treasury	**(1,073.9)**	(11.1)	(4.9)
Net premium paid for equity option	**(29.5)**	(19.6)	(50.3)
Premium paid on debt extinguishment	**(91.0)**	—	—
Termination of interest rate swaps	**58.2**	—	—
Termination of forward starting interest rate swaps	**(102.6)**	—	(48.4)
Proceeds from issuances of common stock	**126.4**	119.6	396.1
Cash dividends on common stock	**(304.0)**	(275.9)	(201.6)
Net cash (used in) provided by financing activities	**(1,337.4)**	(371.8)	313.6
Effect of exchange rate changes on cash	**(2.4)**	1.3	22.2
(Decrease) Increase in cash and cash equivalents	**(190.9)**	(835.9)	1,344.7
Cash and cash equivalents, beginning of year	**906.9**	1,742.8	398.1
Cash and cash equivalents, end of year	$ **716.0**	$ 906.9	$ 1,742.8

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners' Equity
Fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011
(Millions of Dollars, Except Per Share Amounts)

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP	Treasury Stock	Non-Controlling Interests	Shareowners' Equity
Balance January 2, 2010	$ 230.9	$ 126.7	$ 2,295.5	$ (76.5)	$ (80.8)	$ (509.7)	$ 25.4	$ 2,011.5
Net earnings			198.2				—	198.2
Other comprehensive loss				(39.8)				(39.8)
Cash dividends declared — $1.34 per share			(193.9)					(193.9)
Equity purchase contracts — stock issuance	12.9	307.1						320.0
Issuance of common stock		(30.2)	—			95.5		65.3
Black & Decker consideration paid	196.9	4,458.9				0.4		4,656.2
Repurchase of common stock (79,357 shares)		—				(4.9)		(4.9)
Convertible equity — offering fees		(13.6)						(13.6)
Convertible equity — non-cash stock contract fees		(14.9)						(14.9)
Net premium paid and settlement of equity option		(48.6)				(1.7)		(50.3)
Non-controlling interest buyout		0.7					(1.6)	(0.9)
Non-controlling interests of acquired businesses							28.9	28.9
Other, stock-based compensation related		85.0						85.0
Tax benefit related to stock options exercised		14.6						14.6
ESOP and related tax benefit			2.0		6.3			8.3
Balance January 1, 2011	**$ 440.7**	**$ 4,885.7**	**$ 2,301.8**	**$ (116.3)**	**$ (74.5)**	**$ (420.4)**	**$ 52.7**	**$ 7,069.7**
Net earnings	—	—	674.6	—	—	—	(0.1)	674.5
Other comprehensive loss				(232.9)				(232.9)
Cash dividends declared — $1.64 per share			(271.3)					(271.3)
Issuance of common stock		(22.4)				123.7		101.3
Forward obligation to purchase treasury shares		(350.0)						(350.0)
Equity purchase contracts — stock issuance		(0.4)						(0.4)
Net premium paid and settlement of equity option		(19.4)				(0.2)		(19.6)
Repurchase of common stock (164,710 shares)						(11.1)		(11.1)
Non-controlling interests of acquired businesses							10.6	10.6
Other, stock-based compensation related		68.9						68.9
Tax benefit related to stock options exercised		18.9						18.9
ESOP and related tax benefit			2.2		6.0			8.2
Balance December 31, 2011	**$ 440.7**	**$ 4,581.3**	**$ 2,707.3**	**$ (349.2)**	**$ (68.5)**	**$ (308.0)**	**$ 63.2**	**$ 7,066.8**
Net earnings			883.8				(0.8)	883.0
Other comprehensive loss				(38.8)				(38.8)
Cash dividends declared — $1.80 per share			(293.8)				(1.0)	(294.8)
Issuance of common stock		(52.7)				161.4		108.7
Convertible equity-hedge share receipt		46.9				(46.9)		—
Delivery to Convertible note holder	1.6	(1.6)						—
Net premium paid on equity option		(29.5)						(29.5)
Repurchase of common stock (12,613,068 shares)		(170.0)				(903.9)		(1,073.9)
Non-controlling interest buyout		(8.3)					(13.3)	(21.6)
Non-controlling interests of acquired businesses							11.9	11.9
Stock-based compensation related		89.7						89.7
Tax benefit related to stock options exercised		17.7						17.7
ESOP and related tax benefit			2.2		5.7			7.9
Balance December 29, 2012	**$ 442.3**	**$ 4,473.5**	**$ 3,299.5**	**$ (388.0)**	**$ (62.8)**	**$ (1,097.4)**	**$ 60.0**	**$ 6,727.1**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION — The Consolidated Financial Statements include the accounts of Stanley Black & Decker, Inc. and its majority-owned subsidiaries (collectively the "Company") which require consolidation, after the elimination of intercompany accounts and transactions. The Company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in the fiscal years 2012, 2011 and 2010.

On March 12, 2010, a wholly owned subsidiary of The Stanley Works was merged with and into The Black & Decker Corporation ("Black & Decker"), with the result that Black & Decker became a wholly owned subsidiary of The Stanley Works (the "Merger"). In connection with the Merger, The Stanley Works changed its name to Stanley Black & Decker, Inc. The results of the operations and cash flows of Black & Decker have been included in the Company's consolidated financial statements from the time of the consummation of the Merger on March 12, 2010.

In December 2012, the Company sold its Hardware & Home Improvement business ("HHI") to Spectrum Brands Holdings, Inc. ("Spectrum") for approximately $1.4 billion in cash, of which $100 million is being held in escrow pending the close of the Tong Lung portion of the sale, which is expected to occur no later than April 2013. HHI is a provider of residential locksets, residential builders hardware and plumbing products marketed under the Kwikset, Weiser, Baldwin, Stanley, National and Pfister brands. During 2011, the Company sold three small businesses for total cash proceeds of $27.1 million. The operating results of these businesses, including the related gain or loss on sale, are reported as discontinued operations in all periods presented. Amounts previously reported have been reclassified to conform to this presentation in accordance with ASC 205 "Presentation of Financial Statements" ("ASC 205") to allow for meaningful comparison of continuing operations. The Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011 aggregate amounts associated with discontinued operations as described above.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY — For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted-average exchange rates. Translation adjustments are reported in a separate component of shareowners' equity and exchange gains and losses on transactions are included in earnings.

CASH EQUIVALENTS — Highly liquid investments with original maturities of three months or less are considered cash equivalents.

ACCOUNTS AND FINANCING RECEIVABLE — Trade receivables are stated at gross invoice amounts less discounts, other allowances and provisions for uncollectible accounts. Financing receivables are initially recorded at fair value, less impairments or provisions for credit losses. Interest income earned from financing receivables that are not delinquent is recorded on the effective interest method. The Company considers any financing receivable that has not been collected within 90 days of original billing date as past-due or delinquent. Additionally, the Company considers the credit quality of all past-due or delinquent financing receivables as nonperforming.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — The Company estimates its allowance for doubtful accounts using two methods. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. Second, a reserve is determined for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful.

INVENTORIES — U.S. inventories are predominantly valued at the lower of Last-In First-Out ("LIFO") cost or market because the Company believes it results in better matching of costs and revenues. Other inventories are valued at the lower of First-In, First-Out ("FIFO") cost or market because LIFO is not permitted for statutory reporting outside the U.S. See Note C, Inventories, for a quantification of the LIFO impact on inventory valuation.

PROPERTY, PLANT AND EQUIPMENT — The Company generally values property, plant and equipment ("PP&E"), including capitalized software, at historical cost less accumulated depreciation and amortization. Costs related to maintenance and repairs which do not prolong the asset's useful life are expensed as incurred. Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets as follows:

	Useful Life (Years)
Land improvements	10 —20
Buildings	40
Machinery and equipment	3 — 15
Computer software	3 — 5

Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The Company reports depreciation and amortization of property, plant and equipment in cost of sales and selling, general and administrative expenses based on the nature of the underlying assets. Depreciation and amortization related to the production of inventory and delivery of services are recorded in cost of sales. Depreciation and amortization related to distribution center activities, selling and support functions are reported in selling, general and administrative expenses.

The Company assesses its long-lived assets for impairment when indicators that the carrying values may not be recoverable are present. In assessing long-lived assets for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are generated ("asset group") and estimates the undiscounted future cash flows that are directly associated with, and expected to be generated from, the use of and eventual disposition of the asset group. If the carrying value is greater than the undiscounted cash flows, an impairment loss must be determined and the asset group is written down to fair value. The impairment loss is quantified by comparing the carrying amount of the asset group to the estimated fair value, which is determined using weighted-average discounted cash flows that consider various possible outcomes for the disposition of the asset group.

GOODWILL AND INTANGIBLE ASSETS — Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at estimated fair value. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are tested for impairment annually during the third quarter, and at any time when events suggest an impairment more likely than not has occurred. To assess goodwill for impairment, the Company determines the fair value of its reporting units, which are primarily determined using management's assumptions about future cash flows based on long-range strategic plans. This approach incorporates many assumptions including future growth rates, discount factors and tax rates. In the event the carrying value of a reporting unit exceeded its fair value, an impairment loss would be recognized to the extent the carrying amount of the reporting unit's goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible asset carrying amounts are tested for impairment by comparing to current fair market value, usually determined by the estimated cost to lease the asset from third parties. Intangible assets with definite lives are amortized over their estimated useful lives generally using an accelerated method. Under this accelerated method, intangible assets are amortized reflecting the pattern over which the economic benefits of the intangible assets are consumed. Definite-lived intangible assets are also evaluated for impairment when impairment indicators are present. If the carrying value exceeds the total undiscounted future cash flows, a discounted cash flow analysis is performed to determine the fair value of the asset. If the carrying value of the asset were to exceed the fair value, it would be written down to fair value. No goodwill or other significant intangible asset impairments were recorded during 2012, 2011 or 2010.

FINANCIAL INSTRUMENTS — Derivative financial instruments are employed to manage risks, including foreign currency, interest rate exposures and commodity prices and are not used for trading or speculative purposes. The Company recognizes all derivative instruments, such as interest rate swap agreements, foreign currency options, commodity contracts and foreign exchange contracts, in the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in Shareowners' Equity as a component of other comprehensive income, depending on whether the derivative financial instrument is undesignated or qualifies for hedge accounting, and if so, whether it represents a fair value, cash flow, or net investment hedge. Changes in the fair value of derivatives accounted for as fair value hedges are recorded in earnings in the same caption as the changes in the fair value of the hedged items. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur.

In the event it becomes probable the forecasted transaction to which a cash flow hedge relates will not occur, the derivative would be terminated and the amount in other comprehensive income would generally be recognized in earnings. Changes in the fair value of derivatives used as hedges of the net investment in foreign operations, to the extent they are effective, are reported in other comprehensive income and are deferred until the subsidiary is sold. Changes in the fair value of derivatives not designated as hedges under ASC 815 "Derivatives and Hedging" ("ASC 815"), and any portion of a hedge that is considered ineffective, are reported in earnings in the same caption where the hedged items are recognized.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap.

REVENUE RECOGNITION — *General:* The majority of the Company's revenues result from the sale of tangible products, where revenue is recognized when the earnings process is complete, collectability is reasonably assured, and the risks and rewards of ownership have transferred to the customer, which generally occurs upon shipment of the finished product, but sometimes is upon delivery to customer facilities.

Provisions for customer volume rebates, product returns, discounts and allowances are recorded as a reduction of revenue in the same period the related sales are recorded. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is an identifiable benefit and evidence of the fair value of the advertising, in which case the expense is classified as Selling, general, and administrative expense.

Multiple Element Arrangements: Approximately eight percent of the Company's revenues are generated by multiple element arrangements, primarily in the Security segment. When a sales agreement involves multiple elements, deliverables are separately identified and consideration is allocated based on their relative selling price in accordance with ASC 605-25, "Revenue Recognition — Multiple-Element Arrangements."

Sales of security monitoring systems may have multiple elements, including equipment, installation and monitoring services. For these arrangements, the Company assesses its revenue arrangements to determine the appropriate units of accounting, and with each deliverable provided under the arrangement considered a separate unit of accounting. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring services.

The Company's contract sales for the installation of security intruder systems and other construction-related projects are recorded under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured using input methods based on labor metrics. Revisions to these estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. For certain short duration and less complex installation contracts, revenue is recognized upon contract completion and customer acceptance. The revenues for monitoring and monitoring-related services are recognized as services are rendered over the contractual period.

Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered. The associated deferred revenue is included in Accrued expenses or Other liabilities on the Consolidated Balance Sheets, as appropriate.

COST OF SALES AND SELLING, GENERAL & ADMINISTRATIVE — Cost of sales includes the cost of products and services provided reflecting costs of manufacturing and preparing the product for sale. These costs include expenses to acquire and manufacture products to the point that they are allocable to be sold to customers and costs to perform services pertaining to service revenues (e.g. installation of security systems, automatic doors, and security monitoring costs). Cost of sales is primarily comprised of inbound freight, direct materials, direct labor as well as overhead which includes indirect labor, facility and equipment costs. Cost of sales also includes quality control, procurement and material receiving costs as well as internal transfer costs. SG&A costs include the cost of selling products as well as administrative function costs. These expenses generally represent the cost of selling and distributing the products once they are available for sale and primarily include salaries and commissions of the Company's sales force, distribution costs, notably salaries and facility costs, as well as administrative expenses for certain support functions and related overhead.

ADVERTISING COSTS — Television advertising is expensed the first time the advertisement airs, whereas other advertising is expensed as incurred. Advertising costs are classified in SG&A and amounted to $121.4 million in 2012, $134.4 million in 2011, and $103.0 million in 2010. Expense pertaining to cooperative advertising with customers reported as a reduction of net sales was $159.8 million in 2012, $151.7 million in 2011, and $138.8 million in 2010. Cooperative advertising with customers classified as SG&A expense amounted to $4.4 million in 2012, $7.4 million in 2011, and $5.5 million in 2010.

SALES TAXES — Sales and value added taxes collected from customers and remitted to governmental authorities are excluded from Net sales reported in the Consolidated Statements of Operations.

SHIPPING AND HANDLING COSTS — The Company generally does not bill customers for freight. Shipping and handling costs associated with inbound freight are reported in cost of sales. Shipping costs associated with outbound freight are reported as a reduction of net sales and amounted to $184.1 million, $160.5 million, and $130.4 million in 2012, 2011, and 2010, respectively. Distribution costs are classified as SG&A and amounted to $205.3 million, $204.7 million and $187.9 million in 2012, 2011 and 2010, respectively.

STOCK-BASED COMPENSATION — Compensation cost relating to stock-based compensation grants is recognized on a straight-line basis over the vesting period, which is generally four years. The expense for stock options and restricted stock units awarded to retirement eligible employees (those aged 55 and over, and with 10 or more years of service) is recognized on the grant date, or (if later) by the date they become retirement-eligible.

POSTRETIREMENT DEFINED BENEFIT PLAN — The Company uses the corridor approach to determine expense recognition for each defined benefit pension and other postretirement plan. The corridor approach defers actuarial gains and losses resulting from variances between actual and expected results (based on economic estimates or actuarial assumptions) and amortizes them over future periods. For pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other postretirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated postretirement benefit obligation at the beginning of the year. For ongoing, active plans, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining service period for active plan participants. For plans with primarily inactive participants, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining life expectancy of inactive plan participants.

INCOME TAXES — The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, "Income Taxes" ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Any changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that it is more likely than not that these assets will be realized. In making this determination, Management considers all available positive and negative evidence, including future reversals of existing temporary differences, estimates of future taxable income, tax-planning strategies, and the realizability of net operating loss carry forwards. In the event that it is determined that an asset is not more likely that not to be realized, a valuation allowance is recorded against the asset. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the unrealizable amount would be charged to earnings in the period in which that determination is made. Conversely, if the Company were to determine that it would be able to realize deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through a favorable adjustment to earnings in the period that the determination was made.

The Company records uncertain tax positions in accordance with ASC 740, which requires a two step process. First, management determines whether it is more likely than not that a tax position will be sustained based on the technical merits of the position and second, for those tax positions that meet the more likely than not threshold, management recognizes the largest amount of the tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related taxing authority. The Company maintains an accounting policy of recording interest and penalties on uncertain tax positions as a component of the income tax expense on continuing operations in the Consolidated Statement of Operations.

The Company is subject to tax in a number of locations, including many state and foreign jurisdictions. Significant judgment is required when calculating the worldwide provision for income taxes. Many factors are considered when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlements of ongoing audits or final decisions in transfer pricing matters. The Company periodically assesses its liabilities and contingencies for all tax years still subject to audit based on the most current available information, which involves inherent uncertainty.

EARNINGS PER SHARE — Basic earnings per share equals net earnings attributable to Stanley Black & Decker, Inc., less earnings allocated to restricted stock units with non-forfeitable dividend rights, divided by weighted-average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

NEW ACCOUNTING STANDARDS — In July 2012, the Financial Accounting Standards Board ("FASB") issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangibles Assets for Impairment (revised standard). The revised standard is intended to reduce the costs and complexity of the annual impairment testing by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company did not early adopt this guidance for its 2012 annual impairment testing. The Company will adopt this guidance for its 2013 annual impairment testing.

In the first quarter of 2012, the Company adopted ASU 2011-05, "Comprehensive Income (Topic 220)," which revised the manner in which the Company presents comprehensive income in the financial statements. The new guidance requires entities to report components of comprehensive income in either (1) continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU did not change the items that must be reported in other comprehensive income.

In December 2011, the FASB issued guidance enhancing disclosure requirements on the nature of an entity's right to offset and related arrangements associated with its financial and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods therein. Other than requiring additional disclosures, the Company does not expect a material impact to its consolidated financial statements upon adoption.

B. ACCOUNTS AND NOTES RECEIVABLE

(Millions of Dollars)	2012	2011
Trade accounts receivable	$ **1,454.1**	$ 1,356.7
Trade notes receivable	**125.9**	100.2
Other accounts receivable	**24.4**	41.7
Gross accounts and notes receivable	**1,604.4**	1,498.6
Allowance for doubtful accounts	**(66.2)**	(53.6)
Accounts and notes receivable, net	$ **1,538.2**	$ 1,445.0
Long-term trade notes receivable, net	$ **146.4**	$ 131.2

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate reserves have been established to cover anticipated credit losses. Long-term trade financing receivables of $146.4 million and $131.2 million at December 29, 2012 and December 31, 2011, respectively, are reported within Other Assets in the Consolidated Balance Sheets. Financing receivables and long-term financing receivables are predominately related to certain security equipment leases with commercial businesses. Generally, the Company retains legal title to any equipment leases and bears the right to repossess such equipment in an event of default. All financing receivables are interest bearing and the Company has not classified any financing receivables as held-for-sale. Interest income earned from financing receivables that are not delinquent is recorded on the effective interest method. The Company considers any financing receivable that has not been collected within 90 days of original billing date as past-due or delinquent. Additionally, the Company considers the credit quality of all past-due or delinquent financing receivables as nonperforming.

The Company has an accounts receivable sale program that expires on December 11, 2014. According to the terms of that program the Company is required to sell certain of its trade accounts receivables at fair value to a wholly owned, consolidated, bankruptcy-remote special purpose subsidiary ("BRS"). The BRS, in turn, must sell such receivables to a third-party financial institution ("Purchaser") for cash and a deferred purchase price receivable. The Purchaser's maximum cash investment in the receivables at any time is $100.0 million. The purpose of the program is to provide liquidity to the Company. The Company accounts for these transfers as sales under ASC 860 "Transfers and Servicing". Receivables are derecognized from the Company's Consolidated Balance Sheets when the BRS sells those receivables to the Purchaser. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred purchase price receivable. At December 29, 2012, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold.

At December 29, 2012 and December 31, 2011, $80.0 million and $92.1 million, respectively, of net receivables were derecognized. Gross receivables sold amounted to $1,151.2 million ($1,011.3 million, net) for the year ended December 29, 2012 and $1,094.5 million ($966.4 million, net) for the year ended December 31, 2011. These sales resulted in a pre-tax loss of $3.0 million and $2.4 million for the years ended December 29, 2012 and December 31, 2011, respectively. These pre-tax losses include servicing fees of $0.5 million and $0.3 million for the years ended December 29, 2012 and December 31, 2011, respectively. Proceeds from transfers of receivables to the Purchaser totaled $1,001.1 million and $925.2 million for the years ended December 29, 2012 and December 31, 2011, respectively. Collections of previously sold receivables, including deferred purchase price receivables, and all fees, which are settled one month in arrears, resulted in payments to the Purchaser of $1,013.5 million and $865.3 million for the years ended December 29, 2012 and December 31, 2011, respectively.

The Company's risk of loss following the sale of the receivables is limited to the deferred purchase price receivable, which was $45.0 million at December 29, 2012 and $17.6 million at December 31, 2011. The deferred purchase price receivable will be repaid in cash as receivables are collected, generally within 30 days, and as such the carrying value of the receivable recorded approximates fair value. Delinquencies and credit losses on receivables sold were $1.4 million for the year ended December 29, 2012 and $0.8 million for the year ended December 31, 2011. Cash inflows related to the deferred purchase price receivable totaled $289.5 million for the year ended December 29, 2012 and $254.7 million for the year ended December 31, 2011. All cash flows under the program are reported as a component of changes in accounts receivable within operating activities in the Consolidated Statements of Cash Flows since all the cash from the Purchaser is either: 1) received upon the initial sale of the receivable; or 2) from the ultimate collection of the underlying receivables and the underlying receivables are not subject to significant risks, other than credit risk, given their short-term nature.

C. INVENTORIES

(Millions of Dollars)	2012	2011
Finished products	$ **962.6**	$ 914.7
Work in process	**124.1**	134.8
Raw materials	**229.9**	221.4
Total	$ **1,316.6**	$ 1,270.9

Net inventories in the amount of $401.3 million at December 29, 2012 and $415.2 million at December 31, 2011 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $49.3 million higher than reported at December 29, 2012 and $61.3 million higher than reported at December 31, 2011.

D. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)	2012	2011
Land	$ **113.5**	$ 103.2
Land improvements	**29.9**	25.9
Buildings	**470.8**	423.2
Leasehold improvements	**73.9**	48.7
Machinery and equipment	**1,644.0**	1,363.4
Computer software	**364.4**	293.5
Property, plant & equipment, gross	$ **2,696.5**	$ 2,257.9
Less: accumulated depreciation and amortization	**(1,362.8)**	(1,115.3)
Property, plant & equipment, net	$ **1,333.7**	$ 1,142.6

Depreciation and amortization expense associated with property, plant and equipment was as follows:

(Millions of Dollars)	2012	2011	2010
Depreciation	$ **210.6**	$ 194.4	$ 177.4
Amortization	**27.3**	34.1	26.0
Depreciation and amortization expense	$ **237.9**	$ 228.5	$ 203.4

The amounts above are inclusive of depreciation and amortization expense for discontinued operations amounting to $21.2 million in 2012, $23.8 million in 2011 and $28.9 million in 2010.

E. MERGER AND ACQUISITIONS

PENDING ACQUISITION

On July 23, 2012, the Company announced that it had entered into a definitive agreement to acquire Infastech, a global manufacturer and distributor of specialty engineered fastening technology based in Hong Kong, for approximately $850 million. Infastech will be consolidated into the Company's Industrial segment. The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2013.

2012 ACQUISITIONS

During 2012, the Company completed seven acquisitions for a total purchase price of $696.0 million, net of cash acquired. The largest of these acquisitions were AeroScout Inc. ("AeroScout"), which was purchased for $238.8 million, net of cash acquired, and Powers Fasteners, Inc. ("Powers"), which was purchased for $220.5 million, net of cash acquired. AeroScout develops, manufactures, and sells Real-Time Locating Systems ("RTLS") primarily to healthcare and certain industrial customers. Powers distributes fastening products such as mechanical anchors, adhesive anchoring systems, and powered forced-entry systems, mainly for commercial construction end customers. AeroScout was purchased in the second quarter and has been integrated within the Security and Industrial segments. Powers was also purchased in the second quarter and is part of the CDIY segment. The combined assets acquired for these acquisitions, including $185.4 million of intangible assets and $7.1 million of cash, are approximately $297.6 million, and the combined liabilities are approximately $115.1 million. The related goodwill associated with these two acquisitions is approximately $283.9 million. The total purchase price for the acquisitions was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The purchase accounting for these recent acquisitions is substantially complete with the exception of certain minor items.

Five smaller acquisitions were completed during 2012 for a total purchase price of $236.7 million. The largest of these acquisitions were Lista North America ("Lista"), which was purchased for $89.7 million, net of cash acquired, and Tong Lung Metal Industry Co. ("Tong Lung"), which the Company purchased a 89% controlling share for $102.8 million, net of cash acquired, and assumed $20.1 million of short term debt. Lista's storage and workbench solutions complement the Industrial & Automotive Repair division's tool, storage, radio frequency identification ("RFID")-enabled systems, and specialty supply product and service offerings. Tong Lung manufactures and sells commercial and residential locksets. The residential portion of the business was part of the HHI sale and is expected to close no later than April 2013. Refer to Note T, Discontinued Operations, for further discussion of divestitures. Lista was purchased in the first quarter and is part of the Industrial segment. Tong Lung was purchased in the third quarter and is part of the Security segment. The purchase accounting for these recent acquisitions is substantially complete with the exception of certain minor items. In January 2013, the Company purchased the remaining outstanding shares of Tong Lung for approximately $12 million.

2011 ACQUISITIONS

NISCAYAH

In September 2011, the Company acquired Niscayah, one of the largest access control and surveillance solutions providers in Europe. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements the Company's existing security product offerings and further diversifies the Company's operations and international presence.

The initial purchase of $984.5 million established a controlling ownership interest of 95% in Niscayah. This was accomplished as part of an existing tender offer to purchase all Niscayah outstanding shares at a price of 18 SEK per share, whereby the Company increased its ownership interest from 5.8% of the outstanding shares of Niscayah at July 2, 2011 to 95% of the outstanding shares at September 9, 2011. Over the remainder of 2011, the Company purchased additional outstanding shares of Niscayah, bringing the Company's total ownership interest in Niscayah to 99% at December 31, 2011. During the second quarter of 2012, the Company purchased the remaining outstanding shares of Niscayah for $11.3 million, or 18 SEK per share. The total purchase price paid for Niscayah was $995.8 million. Niscayah has been consolidated into the Company's Security segment.

The Niscayah acquisition has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocation for Niscayah was completed during the third quarter of 2012 within the measurement period. The following table summarizes the estimated fair values of major assets acquired and liabilities assumed:

(Millions of Dollars)		
Cash and cash equivalents	$	21.1
Accounts and notes receivable, net		178.0
Inventories, net		55.1
Prepaid expenses and other current assets		45.3
Property, plant and equipment		32.3
Trade names		6.0
Customer relationships		350.0
Other assets		43.1
Short-term borrowings		(202.9)
Accounts payable		(55.8)
Deferred taxes		(143.5)
Other liabilities		(253.9)
Total identifiable net assets	$	74.8
Goodwill		921.0
Total consideration transferred	$	995.8

The weighted average useful lives assigned to the trade names and customer relationships were 4 years and 16 years, respectively.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected cost synergies of the combined business, assembled workforce, and the going concern nature of Niscayah.

OTHER 2011 ACQUISITIONS

During 2011, the Company completed nine additional acquisitions for a total purchase price of $216.2 million, net of cash acquired. The largest of these acquisitions were Infologix, Inc. ("Infologix") and Microtec Enterprises, Inc. ("Microtec", which operates under the business name "AlarmCap"), which were purchased for $60.0 million and $58.8 million, respectively. Infologix is a leading provider of enterprise mobility solutions for the healthcare and commercial industries and adds an established provider of mobile workstations and asset tracking solutions. AlarmCap is a full service monitoring provider, which significantly increases the Company's Canadian footprint. Both acquisitions are part of the Company's Security segment. The Company also completed seven small acquisitions across all segments for a combined purchase price of $97.4 million. The purchase accounting for these 2011 acquisitions has been completed. There were no significant changes to the purchase price allocations made during 2012.

2010 ACQUISITIONS

During 2010, the Company completed ten acquisitions for a total purchase price of $550.3 million, of which approximately $451.6 million related to CRC-Evans. The net assets acquired of CRC-Evans, including $181.2 million of intangible assets, were approximately $233.6 million and the resulting goodwill was $218.0 million. The total purchase price for the acquisitions was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The purchase price allocations for these acquisitions is complete.

MERGER

The Merger occurred on March 12, 2010 and the total fair value of consideration transferred as part of the Merger was $4,656.5 million, inclusive of all former Black & Decker shares outstanding and employee related equity awards. The transaction was accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the merger date. The purchase price allocation for Black & Decker was completed during the first quarter of 2011. The measurement period adjustments recorded in the first quarter of 2011 did not have a significant impact on the Company's Consolidated Statements of Operations, Balance Sheet, or Statements of Cash Flows. The following table summarizes the fair values of major assets acquired and liabilities assumed as part of the Merger:

(Millions of Dollars)		
Cash and cash equivalents	$	949.4
Accounts and notes receivable, net		907.2
Inventories, net		1,066.3
Prepaid expenses and other current assets		257.7
Property, plant and equipment		545.2
Trade names		1,505.5
Customer relationships		383.7
Licenses, technology and patents		112.3
Other assets		243.4
Short-term borrowings		(175.0)
Accounts payable		(479.1)
Accrued expenses and other current liabilities		(849.9)
Long-term debt		(1,657.1)
Post-retirement benefits		(775.8)
Deferred taxes		(808.5)
Other liabilities		(517.8)
Total identifiable net assets	$	707.5
Goodwill		3,949.0
Total consideration transferred	$	4,656.5

The amount allocated to trade names includes $1.362 billion for indefinite-lived trade names. The weighted-average useful lives assigned to the finite-lived intangible assets are trade names --- 14 years; customer relationships --- 15 years; and licenses, technology and patents --- 12 years. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined business, assembled workforce, and the going concern nature of Black & Decker. It is estimated that $150.4 million of goodwill, relating to Black & Decker's pre-merger historical tax basis, will be deductible for tax purposes.

ACTUAL AND PRO-FORMA IMPACT FROM ACQUISITIONS

Actual Impact from Acquisitions

The Company's Consolidated Statement of Operations for the year ended December 29, 2012 includes $191.6 million in net sales and $5.9 million in net earnings for the 2012 acquisitions. These amounts include charges relating to inventory step-up, fair value adjustments to deferred revenue, and restructuring charges.

Pro-forma Impact from Acquisitions

The following table presents supplemental pro-forma information for continuing operations as if the Niscayah, AeroScout, Powers and other 2012 and 2011 acquisitions had occurred on January 3, 2011. This pro-forma information includes acquisition-related charges for the period. The pro-forma consolidated results are not necessarily indicative of what the Company's consolidated net earnings would have been had the Company completed these acquisitions on January 3, 2011. In addition, the pro-forma consolidated results do not reflect the expected realization of any cost savings associated with the acquisitions.

(Millions of Dollars, except per share amounts)	Year-to-Date 2012	2011
Net sales	**$ 10,297.0**	$ 10,408.6
Net earnings attributable to common shareowners	**448.4**	600.3
Diluted earnings per share-continuing operations	**2.69**	3.53

The 2012 pro-forma results were calculated by combining the results of Stanley Black & Decker with the stand-alone results of the 2012 acquisitions for their respective pre-acquisition periods. The following adjustments were made to account for certain costs which would have been incurred during this pre-acquisition period:

- Elimination of the historical pre-acquisition intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of the purchase price allocation that would have been incurred from January 1, 2012 to the acquisition dates, adjusted for the applicable tax impact.
- Because the 2012 acquisitions were assumed to occur on January 3, 2011, there were no deal costs, inventory step-up amortization, or deferred revenue fair value amortization factored into the 2012 pro-forma year, as such expenses would have occurred in the first year following the acquisition.
- Because the 2012 acquisitions were funded with existing cash resources and debt acquired was repaid, no additional interest expense was factored into the 2012 pro-forma year.

The 2011 pro-forma results were calculated by combining the results of Stanley Black & Decker with the stand-alone results of the 2011 and 2012 acquisitions for their respective pre-acquisition periods. The following adjustments were made to account for certain costs which would have been incurred during this pre-acquisition period:

- Elimination of the historical pre-acquisition intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of the purchase price allocation that would have been incurred from January 3, 2011 to the acquisition dates.
- Additional expense for deal costs and the inventory step-up, where applicable, which would have been amortized as the corresponding inventory was sold.
- Reduced revenue for fair value adjustments made to deferred revenue for Niscayah and AeroScout.
- The modifications above were adjusted for the applicable tax impact.

F. GOODWILL AND INTANGIBLE ASSETS

GOODWILL — The changes in the carrying amount of goodwill by segment are as follows:

(Millions of Dollars)	CDIY	Industrial	Security	Total
Balance December 31, 2011	$ 2,919.9	$ 1,291.4	$ 2,226.9	**$ 6,438.2**
Reclass to Assets Held for Sale	—	—	(38.7)	**(38.7)**
Addition from acquisitions	100.9	59.1	365.8	**525.8**
Foreign currency translation and other	9.7	43.8	42.3	**95.8**
Balance December 29, 2012	**$ 3,030.5**	**$ 1,394.3**	**$ 2,596.3**	**$ 7,021.1**

In accordance with ASC 350, portions of the goodwill associated with the CDIY and Security segments were allocated to HHI based on the relative fair value of the business disposed of and the portions of the reporting units that were retained. Accordingly, goodwill for the CDIY and Security segments was reduced by $84.3 million and $397.6 million, respectively, and included in the gain on sale of HHI.

INTANGIBLE ASSETS — Intangible assets at December 29, 2012 and December 31, 2011 were as follows:

(Millions of Dollars)	2012 Gross Carrying Amount	2012 Accumulated Amortization	2011 Gross Carrying Amount	2011 Accumulated Amortization
Amortized Intangible Assets — Definite lives				
Patents and copyrights	$ **52.1**	$ **(40.3)**	$ 51.0	$ (36.8)
Trade names	**142.5**	**(68.8)**	136.3	(54.2)
Customer relationships	**1,707.9**	**(628.1)**	1,612.8	(473.6)
Other intangible assets	**262.7**	**(101.4)**	175.3	(81.9)
Total	$ **2,165.2**	$ **(838.6)**	$ 1,975.4	$ (646.5)

Total indefinite-lived trade names are $1,608.0 million at December 29, 2012 and $1,615.0 million at December 31, 2011. The change in value is due to fluctuations of currency and an asset impairment recorded in the third quarter of 2012 as it was determined that the carrying value of the asset exceeded its fair value.

Aggregate intangible assets amortization expense by segment was as follows:

(Millions of Dollars)	2012	2011	2010
CDIY	$ **35.9**	$ 31.8	$ 27.9
Security	**113.2**	107.8	95.1
Industrial	**58.3**	42.0	22.3
Consolidated	$ **207.4**	$ 181.6	$ 145.3

The amounts above are inclusive of amortization expense for discontinued operations amounting to $17.5 million in 2012, $16.9 million in 2011, and $14.0 million in 2010.

Future amortization expense in each of the next five years amounts to $175.8 million for 2013, $159.4 million for 2014, $141.7 million for 2015, $134.6 million for 2016, $127.9 million for 2017 and $587.2 million thereafter.

G. ACCRUED EXPENSES

Accrued expenses at December 29, 2012 and December 31, 2011 were as follows:

(Millions of Dollars)	2012	2011
Payroll and related taxes	$ **294.4**	$ 285.9
Income and other taxes	**220.0**	224.1
Customer rebates and sales returns	**77.2**	82.1
Insurance and benefits	**88.9**	84.2
Accrued restructuring costs	**125.2**	70.0
Derivative financial instruments	**78.0**	156.9
Warranty costs	**78.6**	77.9
Deferred revenue	**78.6**	89.8
Forward stock purchase contract	**350.0**	—
Other	**290.6**	319.4
Total	$ **1,681.5**	$ 1,390.3

H. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt and financing arrangements at December 29, 2012 and December 31, 2011 follow:

	Interest Rate	2012	2011
Notes payable due 2012	4.90%	—	204.2
Convertible notes payable due in 2012	3 month LIBOR less 3.50%	—	316.1
Notes payable due 2013	6.15%	—	259.2
Notes payable due 2014	4.75%	—	312.7
Notes payable due 2014	8.95%	—	388.7
Notes payable due 2016	5.75%	**326.8**	330.5
Notes payable due in 2018 (junior subordinated)	4.25%	**632.5**	632.5
Notes payable due 2021	3.40%	**417.1**	402.9
Notes payable due 2022	2.90%	**799.3**	—
Notes payable due 2028	7.05%	**169.6**	167.5
Notes payable due 2040	5.20%	**404.4**	399.7
Notes payable due 2052 (junior subordinated)	5.75%	**750.0**	—
Other, payable in varying amounts through 2021	0.00% — 7.14%	**37.2**	38.2
Total long-term debt, including current maturities		**$ 3,536.9**	$ 3,452.2
Less: Current maturities of long-term debt		**(10.4)**	(526.4)
Long-term debt		**$ 3,526.5**	$ 2,925.8

Aggregate annual principal maturities of long-term debt for each of the years from 2013 to 2017 are $10.4 million, $6.7 million, $3.6 million, $303.0 million, $1.9 million, respectively and $3,148.7 million thereafter. These debt maturities represent the principal amounts to be paid and accordingly exclude the remaining $32.4 million of unamortized debt fair value adjustment, which increased the Black & Decker debt, as well as $30.2 million of fair value adjustments and unamortized interest rate swap termination gains as described in Note I, Derivative Financial Instruments. Interest paid during 2012, 2011 and 2010 amounted to $167.0 million, $135.4 million and $76.0 million, respectively.

In November 2012, the Company issued $800 million of senior unsecured term notes, maturing on November 1, 2022 ("2022 Term Notes") with fixed interest payable semi-annually, in arrears, at a rate of 2.90% per annum. The 2022 Term Notes are unsecured and rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The 2022 Term Notes are guaranteed on a senior unsecured basis by The Black & Decker Corporation, a subsidiary of the Company, and are not obligations of or guaranteed by any of the Company's other subsidiaries. As a result, the 2022 Term Notes are structurally subordinated to all debt and other liabilities of the Company's subsidiaries, other than The Black & Decker Corporation. The Company received net proceeds of $793.9 million which reflects a discount of $0.7 million and $5.4 million of underwriting expenses and other fees associated with the transaction. The Company used the net proceeds from the offering for general corporate purposes, including repayment of short term borrowings. The 2022 Term Notes include a Change of Control provision that would apply should a Change of Control event (as defined in the Indenture governing the 2022 Term Notes) occur. The Change of Control provision states that the holders of the Term Notes may require the Company to repurchase, in cash, all of the outstanding 2022 Term Notes for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the repurchase date.

In July and August 2012, the Company repurchased $250.0 million of The Stanley Works 6.15% senior notes due 2013, $350.0 million of The Black & Decker Corporation's 8.95% senior notes due 2014 and $300.0 million of The Black & Decker Corporation's 4.75% senior notes due 2014 by initiating an open market tender offer to purchase for cash any and all of the notes, followed by exercising its right under the optional redemption provision of each note to repurchase any remaining notes not repurchased in the tender offer. The Company paid a premium of $91 million to extinguish the notes, which was offset by gains of $35 million from fair value adjustments made in purchase accounting and $10.5 million from terminated derivatives, resulting in a net pre-tax loss of $45.5 million.

In July 2012, the Company issued $750.0 million of junior subordinated debentures, maturing on July 25, 2052 ("2052 Subordinated Debentures") with fixed interest payable quarterly, in arrears, at a rate of 5.75% per annum. The 2052 Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all of the Company's existing and future senior debt. The 2052 Subordinated Debentures are not guaranteed by any of the Company's subsidiaries and are therefore, structurally subordinated to all debt and other liabilities of the Company's subsidiaries. The Company received net proceeds of $729.4 million and paid $20.6 million of fees associated with the transaction. The Company used the net proceeds from the offering for general corporate purposes, including repayment of debt and refinancing of near term debt maturities.

The Company may, so long as there is no event of default with respect to the debentures, defer interest payments on the debentures, from time to time, for one or more Optional Deferral Periods (as defined in the indenture governing the 2052 Subordinated Debentures) of up to five consecutive years per period. Deferral of interest payments cannot extend beyond the maturity date of the debentures. Additionally, the 2052 Subordinated Debentures include an optional redemption whereby the Company may elect to redeem the debentures, in whole or in part, at the redemption price plus accrued and unpaid interest if redeemed before July 25, 2017, or at 100% of their principal amount plus accrued and unpaid interest if redeemed after July 25, 2017.

In May 2012, the Company repaid the $320.0 million principal of its Convertible Notes at maturity, in cash. Additionally, the Company settled the conversion option value by delivering 640,018 common shares. The conversion rate was 15.6666 per $1,000 note (equivalent to a conversion price set at $63.83 per common share), and the applicable market value of the Company's stock at settlement was $73.24. The Company's Bond Hedge also matured May 17, 2012 resulting in the receipt of 640,772 common shares from the counterparties. The aggregate effect of these financial instruments was a 754 share reduction in the Company's common shares. During August and September 2012, 4,938,624 stock warrants associated with the Convertible Notes expired. No shares were issued upon their expiration as the warrants were out of the money.

In November 2011, the Company issued $400.0 million of senior unsecured Term Notes, maturing on December 1, 2021 ("2021 Term Notes") with fixed interest payable semi-annually in arrears at a rate of 3.40% per annum. The 2021 Term Notes rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The 2021 Term Notes are guaranteed on a senior unsecured basis by The Black & Decker Corporation, a subsidiary of the Company, and are not obligations of or guaranteed by any of the Company's other subsidiaries. As a result, the 2021 Term Notes are structurally subordinated to all debt and other liabilities of the Company's subsidiaries, other than The Black & Decker Corporation. The Company received net proceeds of $397.0 million which reflects a discount of $0.4 million to achieve a 3.40% interest rate and paid $2.6 million of fees associated with the transaction. The Company used the net proceeds from the offering primarily to reduce its short term borrowings under its existing commercial paper program. The 2021 Term Notes include a Change of Control provision that would apply should a Change of Control event (as defined in the Indenture governing the 2021 Term Notes) occur. The Change of Control provision states that the holders of the Term Notes may require the Company to repurchase, in cash, all of the outstanding 2021 Term Notes for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the repurchase date. Additionally, the 2021 Term Notes include a par call whereby the Company, on or after September 1, 2021, may elect to repay the notes at par. The $417.1 million of debt reported at December 29, 2012 reflects the fair value adjustment related to a fixed-to-floating interest rate swap entered into in December 2011, as detailed in Note I, Derivative Financial Instruments.

In 2010, the Company acquired $1.832 billion of total debt and short-term borrowings in connection with the Merger which included $157.1 million to increase the debt balance to its estimated fair value. Principal amounts and maturities of the notes acquired in the Merger were: $400.0 million due in 2011, $300.0 million due in 2014, $350.0 million due in 2014, $300.0 million due in 2016 and $150.0 million due in 2028. As noted above, in 2012, The Company repurchased the $300.0 million notes due 2014 and $350 million notes due 2014. $175.0 million of assumed short-term borrowings were repaid in April 2010 with the proceeds from additional commercial paper borrowings. The Company executed a full and unconditional guarantee of the existing debt of The Black & Decker Corporation and Black & Decker Holdings, LLC (this guarantee is applicable to all of the Black & Decker outstanding notes payable), and Black & Decker executed a full and unconditional guarantee of the existing debt of the Company, excluding the Company's Junior Subordinated Debt (redeemed in December 2010), including for payments of principal and interest and as such these notes rank equally in priority with the Company's unsecured and unsubordinated debt. Refer to Note U, Parent and Subsidiary Debt Guarantees, for additional information pertaining to these debt guarantees.

In August 2010, the Company issued $400.0 million of senior unsecured Term Bonds, maturing on September 1, 2040 ("2040 Term Bonds") with fixed interest payable semi-annually, in arrears at a rate of 5.20% per annum. The 2040 Term Bonds rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The 2040 Term Bonds are guaranteed on a senior unsecured basis by The Black & Decker Corporation, a subsidiary of the Company. The 2040 Term Bonds are not obligations of or guaranteed by any of the Company's other subsidiaries. As a result, the 2040 Term Bonds are structurally subordinated to all debt and other liabilities of the Company's subsidiaries other than The Black & Decker Corporation. The Company received net proceeds of $396.2 million which reflects a discount of $0.4 million to achieve a 5.20% interest rate and paid $3.4 million of fees associated with the transaction. The Company used the net proceeds from the offering primarily to reduce borrowings under its existing commercial paper program. The 2040 Term Bonds include a Change of Control provision that would apply should a Change of Control event (as defined in the Indenture governing the 2040 Term Bonds) occur. The Change of Control provision states that the holders of the Term Bonds may require the Company to repurchase, in cash, all of the outstanding 2040 Term Bonds for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the repurchase date.

At December 29, 2012, the Company's carrying value of the $300.0 million notes payable due in 2016 includes increases of $16.0 million associated with the fair value adjustment made in purchase accounting and $10.8 million pertaining to the unamortized gain on a previously terminated swap.

At December 29, 2012, the Company had a fixed-to-floating interest rate swap on its $150.0 million notes payable due in 2028. The carrying value of the notes payable due in 2028 includes $3.2 million pertaining to the fair value adjustment of the swap and $16.4 million associated with fair value adjustments made in purchase accounting.

At December 29, 2012, the Company had a fixed-to-floating interest rate swaps on its $400.0 million notes payable due in 2021. The carrying value of the notes payable due in 2021 includes $1.1 million pertaining to the fair value adjustment of the swaps and $16.3 million pertaining to the unamortized gain on previously terminated swaps slightly offset by $0.3 million unamortized discount on the notes.

Unamortized gains and fair value adjustments associated with interest rate swaps are more fully discussed in Note I, Derivative Financial Instruments.

Commercial Paper and Credit Facilities

At December 29, 2012 and December 31, 2011, the Company had no commercial paper borrowings outstanding against the Company's $2.0 billion commercial paper program.

At December 29, 2012, the Company had a $1.0 billion 364 day committed credit facility ("facility"). The facility contains a one year term-out provision and borrowings under the Credit Agreement may include U.S. Dollars up to the $1.0 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sublimit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made by July 12, 2013, unless the one year term-out election is made, or upon an earlier termination date of the Credit Agreement, at the election of the Company. As of December 29, 2012 and December 31, 2011, the Company had not drawn on the commitments provided by the facility. The facility is designated to be a liquidity back-stop for the Company's $2.0 billion commercial paper program. In addition, the Company has a four year $1.2 billion committed credit facility (the "Credit Agreement"). Borrowings under the Credit Agreement may include U.S. Dollars up to the $1.2 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sublimit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made on March 11, 2015 or upon an earlier termination date of the Credit Agreement, at the election of the Company. The Company has not drawn on the commitments provided by the Credit Agreement. This credit facility is designated to be a liquidity back-stop for the Company's $2.0 billion commercial paper program. At December 31, 2011, the Company had a $750 million 364 day credit facility in connection with the Niscayah acquisition which the Company terminated with the concurrent execution of the $1.0 billion 364 day facility.

In addition, the Company has short-term lines of credit that are primarily uncommitted, with numerous banks, aggregating $382.3 million, of which $337.5 million was available at December 29, 2012. Short-term arrangements are reviewed annually for renewal.

The aggregate amount of committed and uncommitted, long and short-term lines is $2.6 billion, of which $1.1 million is recorded as short-term borrowings at December 29, 2012. In addition, $43.7 million of the short-term credit lines was utilized primarily pertaining to outstanding letters of credit for which there are no required or reported debt balances. The weighted average interest rates on short-term borrowings, primarily commercial paper, for the fiscal years ended December 29, 2012 and December 31, 2011 were 0.4% and 0.3%, respectively.

Convertible Preferred Units

In November 2010, the Company issued 6,325,000 Convertible Preferred Units (the "Convertible Preferred Units"), each with a stated amount of $100. The Convertible Preferred Units are initially comprised of a 1/10, or 10%, undivided beneficial ownership in a $1,000 principal amount junior subordinated note (the "Note") and a Purchase Contract (the "Purchase Contract") obligating holders to purchase one share (subject to adjustment under certain circumstances if holders elect to settle their Purchase Contracts early) of the Company's 4.75% Series B Perpetual Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Company received $613.5 million in cash proceeds from the Convertible Preferred Units offering, net of underwriting fees. These proceeds were used to redeem all of the Company's outstanding 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045, at a price of $312.7 million, to contribute $150.0 million to a U.S. pension plan to improve the funded status of the Company's pension obligations, to fund the $50.3 million cost of the capped call transaction as more fully described below, and the remainder to reduce outstanding short-term borrowings and for other general corporate purposes.

Purchase Contracts:

Each Purchase Contract obligates the holder to purchase, on the earlier of (i) November 17, 2015 (the "Purchase Contract settlement date") or (ii) the triggered early settlement date (as described below), for $100, one newly-issued share (subject to adjustment under certain circumstances if holders elect to settle their Purchase Contracts early) of Convertible Preferred Stock. A maximum of 6,325,000 shares of Convertible Preferred Stock may be issued on the Purchase Contract settlement date, resulting in total additional cash proceeds to the Company of up to $632.5 million. The Notes, described further below, are pledged as collateral to guarantee the holders' obligations to purchase Convertible Preferred Stock under the terms of the Purchase Contracts. Purchase Contract holders may elect to settle their obligations under the Purchase Contracts early, in cash, at any time prior to the second business day immediately preceding the Purchase Contract settlement date or the triggered early settlement date, as applicable, subject to certain exceptions and conditions.

Upon early settlement of any Purchase Contracts, except in connection with a "fundamental change" or trigger event, the Company will deliver a number of shares of Convertible Preferred Stock equal to 85% of the number of Purchase Contracts tendered for early settlement. Upon the occurrence of a fundamental change, holders of Purchase Contracts will have the right, subject to certain exceptions and conditions, to settle their Purchase Contracts early at 100% of the settlement rate for the Purchase Contracts.

Holders of the Purchase Contracts are paid contract adjustment payments ("contract adjustment payments") at a rate of 0.50% per annum, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2011. The $14.9 million present value of the contract adjustment payments reduced Shareowners' Equity at inception. As each quarterly contract adjustment payment is made, the related liability will be relieved with the difference between the cash payment and the present value of the contract adjustment payment recorded as interest expense (at inception approximately $0.9 million accretion over the five year term). At December 29, 2012 the liability reported for the contract adjustment payments amounted to $9.0 million. The Company has the right to defer the payment of contract adjustment payments until no later than the Purchase Contract settlement date or the triggered early settlement date (each as described below), as applicable. Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 4.75% per year until paid, compounded quarterly.

Convertible Preferred Stock:

When issued following a settlement of the Purchase Contract, holders of the Convertible Preferred Stock are entitled to receive cumulative cash dividends at the rate of 4.75% per annum of the $100 liquidation preference per share of the Convertible Preferred Stock. Dividends on the Convertible Preferred Stock will be payable, when, as and if declared by the Company's board of directors, quarterly in arrears on February 17, May 17, August 17 and November 17 of each year.

Following the issuance of Convertible Preferred Stock upon settlement of a holder's Purchase Contracts, a holder of Convertible Preferred Stock may, at its option, at any time and from time to time, convert some or all of its outstanding shares of Convertible Preferred Stock as described below at a conversion rate of 1.3333 shares of the Company's common stock per share of Convertible Preferred Stock (subject to customary anti-dilution adjustments), which is equivalent to an initial conversion price of approximately $75.00 per share of common stock. At December 29, 2012, the conversion rate on the Convertibles Notes due 2012 was 1.3475 (equivalent to a conversion price set at $74.21 per common share). If a fundamental change occurs, in certain circumstances the conversion rate may be adjusted by a fundamental change make-whole premium.

The Company may redeem some or all of the Convertible Preferred Stock on or after December 22, 2015 at a redemption price equal to 100% of the liquidation preference per share plus accrued and unpaid dividends to the redemption date. If the Company calls the Convertible Preferred Stock for redemption, holders may convert their Convertible Preferred Stock at any time prior to the close of business on the business day immediately preceding the redemption date.

Upon conversion prior to November 17, 2015, the Company may only deliver shares of common stock, together with cash in lieu of fractional shares. Upon a conversion on or after November 17, 2015, the Company may elect to pay or deliver, as the case may be, solely shares of common stock, together with cash in lieu of fractional shares ("physical settlement"), solely cash ("cash settlement") or a combination of cash and common stock ("combination settlement"). The amount of shares and/or cash that each holder of Convertible Preferred Stock will receive is called the "settlement amount." If the Company elects physical settlement or any shares of Convertible Preferred Stock are converted prior to November 17, 2015, the Company will deliver to the converting holder a number of shares of common stock (and cash in lieu of any fractional shares) equal to the number of shares of Convertible Preferred Stock to be converted multiplied by the applicable conversion rate. If the Company elects cash settlement or combination settlement, the settlement amount will be based on the volume weighted average price of the Company's common stock during a 20 day observation period.

Notes:

The $632.5 million principal amount of the Notes is due November 17, 2018. At maturity, the Company is obligated to repay the principal in cash. The Notes bear interest at an initial rate of 4.25% per annum, initially payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2011, subject to the Company's right to defer interest payments. The Notes are the Company's direct, unsecured general obligations and are initially subordinated and junior in right of payment to the Company's existing and future senior indebtedness. The Notes initially rank equally in right of payment with all of the Company's other junior subordinated debt. The Notes are initially pledged as collateral to guarantee the obligations of holders of Purchase Contracts to purchase Convertible Preferred Stock. The Notes will be released from that pledge arrangement (1) following a successful remarketing, (2) following the substitution of cash to purchase certain treasury unit collateral, (3) following the substitution of cash during certain periods prior to the final remarketing period or triggered remarketed period for the Notes, (4) following the early settlement of the Purchase Contracts or (5) following certain events of bankruptcy, insolvency or reorganization. The unamortized deferred issuance cost of the Notes was $5.0 million at December 29, 2012. The remaining unamortized balance will be recorded to interest expense through the Notes maturity in November 2018.

Unless a trigger event (as defined below) has occurred, the Company may elect, at its option, to remarket the Notes during a period (the "optional remarketing window") beginning on and including August 12, 2015 until October 27, 2015. Such remarketing will include the Notes underlying Convertible Preferred Units that have not been released from the pledge and other Notes of holders that have elected to include those Notes in the remarketing. The Company may attempt to remarket the Notes during multiple optional remarketing periods in the optional remarketing window so long as it gives 15 calendar days notice prior to the first day of any optional remarketing period. Upon a successful optional remarketing of the Notes, the remarketing agent will purchase U.S. Treasury securities as described in the prospectus supplement (the "Treasury portfolio"), and deduct such price from the proceeds of the optional remarketing. Any remaining proceeds will be promptly remitted after the optional remarketing settlement date by the remarketing agent for the benefit of the holders whose Notes were remarketed. The applicable ownership interests in the Treasury portfolio will be substituted for the applicable ownership interests in remarketed pledged Notes and will be pledged to the Company to secure the holders' obligation under the Purchase Contracts. On the Purchase Contract settlement date, a portion of the proceeds from the Treasury portfolio equal to the aggregate principal amount of the Notes that are components of the Convertible Preferred Units at the time of remarketing will automatically be applied to satisfy the holders' obligations to purchase Convertible Preferred Stock under the Purchase Contracts. In addition, proceeds from the Treasury portfolio equal to the interest payment (assuming no reset of the interest rate) that would have been attributable to the Notes that were components of the Convertible Preferred Units at the time of remarketing will be paid on the Purchase Contract settlement date to the holders.

If a trigger event occurs prior to the first day in the optional remarketing window, all Purchase Contracts will mandatorily settle early on the date that is 25 calendar days after the occurrence of the trigger event or, if such day is not a business day, the immediately following business day (the "triggered early settlement date"). In connection with the occurrence of a trigger event, the remarketing agent will remarket the Notes that are components of the units and any separate Notes whose holders have elected to participate in the remarketing during each day of the five business day period (the "triggered early remarketing period") ending on the third business day immediately preceding the triggered early settlement date (the "triggered early remarketing"). A "trigger event" will be deemed to have occurred upon the Company's filing any periodic or annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, in respect of any fiscal quarter with financial statements for such fiscal quarter where the Company's leverage ratio (as described in the prospectus supplement relating to the Convertible Preferred Units) is equal to or greater than 6.0 (on an annualized basis) for each of the three consecutive fiscal quarters immediately preceding, and including, such fiscal quarter.

Unless the Treasury portfolio has replaced the pledged Notes as part of Convertible Preferred Units as a result of a successful optional remarketing or a triggered early settlement date has occurred, the remarketing agent will remarket the pledged Notes that are components of the Convertible Preferred Units and any separate Notes whose holders have elected to participate in the remarketing during each day of the five business day period ending on November 12, 2015 (the third business day immediately preceding the Purchase Contract settlement date) until the remarketing is successful (the "final remarketing").

In connection with a successful remarketing, all outstanding Notes (whether or not remarketed) will rank senior to all of the Company's existing and future unsecured junior subordinated obligations and junior to all of its existing and future senior indebtedness, the interest deferral provisions of the Notes will not apply to all outstanding Notes (whether or not remarketed), the interest rate on all outstanding Notes (whether or not remarketed) may be reset and interest will be payable semi-annually in arrears.

Interest expense of $26.9 million, $26.9 million and $4.5 million was recorded for 2012, 2011 and 2010, respectively, related to the contractual interest coupon on the Notes for the periods presented based upon the 4.25% rate.

Equity Option:

In order to offset the common shares that may be deliverable upon conversion of shares of Convertible Preferred Stock, the Company entered into capped call transactions (equity options) with certain major financial institutions (the "capped call counterparties"). The capped call transactions cover, subject to anti-dilution adjustments, the number of shares of common stock equal to the number of shares of common stock underlying the maximum number of shares of Convertible Preferred Stock issuable upon settlement of the Purchase Contracts. Each of the capped call transactions had an original term of approximately five years and initially has a lower strike price of $75.00, which corresponds to the initial conversion price of the Convertible Preferred Stock, and an upper strike price of $97.95, which is approximately 60% higher than the closing price of the common stock on November 1, 2010. At December 29, 2012, the capped call transactions had an adjusted lower strike price of $74.21 and an adjusted upper strike price of $96.92. The Company paid $50.3 million of cash to fund the cost of the capped call transactions, which was recorded as a reduction of Shareowners' Equity. The capped call transactions may be settled by net share settlement or, at the Company's option and subject to certain conditions, cash settlement, physical settlement or modified physical settlement (in which case the number of shares the Company will receive will be reduced by a number of shares based on the excess, if any, of the volume-weighted average price of its common stock, as measured under the terms of the capped call transactions, over the upper strike price of the capped call transactions). If the capped call transactions are exercised and the volume-weighted average price per share of common stock, as measured under the terms of the capped call transactions, is greater than the lower strike price of the capped call transactions but not greater than the upper strike price of the capped call transactions, then the value the Company expects to receive from the capped call counterparties will be generally based on the amount of such excess. As a result, the capped call transactions may offset the potential dilution upon conversion of the Convertible Preferred Stock. If, however, the volume-weighted average price per share of common stock, as measured under the terms of the capped call transactions, exceeds the upper strike price of the capped call transactions, the value the Company expects to receive upon the exercise of the capped call transactions (or portions thereof) will be approximately equal to (x) the excess of the upper strike price of the capped call transactions over the lower strike price of the capped call transactions times (y) the number of shares of common stock relating to the capped call transactions (or the portions thereof) being exercised, in each case as determined under the terms of the capped call transactions. As a result, the dilution mitigation under the capped call transactions will be limited based on such capped value.

I. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, stock prices and commodity prices. As part of the Company's risk management program, a variety of financial instruments such as interest rate swaps, currency swaps, purchased currency options, foreign exchange contracts and commodity contracts, are used to mitigate interest rate exposure, foreign currency exposure and commodity price exposure.

Financial instruments are not utilized for speculative purposes. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, management designates its derivative instruments as cash flow hedges, fair value hedges or net investment hedges. Generally, commodity price exposures are not hedged with derivative financial instruments and instead are actively managed through customer pricing initiatives, procurement-driven cost reduction initiatives and other productivity improvement projects.

A summary of the fair value of the Company's derivatives recorded in the Consolidated Balance Sheets are as follows (in millions):

	Balance Sheet Classification	2012	2011	Balance Sheet Classification	2012	2011
Derivatives designated as hedging instruments:						
Interest Rate Contracts Cash Flow.......	Other current assets	$ —	$ —	Accrued expenses	$ —	$ 86.9
Interest Rate Contracts Fair Value.......	Other current assets	**18.5**	21.7	Accrued expenses	**3.3**	5.2
	LT other assets	**6.4**	15.2	LT other liabilities	**4.6**	—
Foreign Exchange Contracts Cash Flow	Other current assets	—	5.3	Accrued expenses	**2.6**	1.4
	LT other assets	—	—	LT other liabilities	**—**	0.8
Net Investment Hedge.....................	Other current assets	**0.2**	27.7	Accrued expenses	**25.7**	—
		$ 25.1	$ 69.9		**$ 36.2**	$ 94.3
Derivatives not designated as hedging instruments:						
Foreign Exchange Contracts..............	Other current assets	**$ 73.9**	$ 48.1	Accrued expenses	**$ 46.4**	$ 63.4
LT other assets.............................		—	24.5	LT other liabilities	**8.9**	24.0
		$ 73.9	$ 72.6		**$ 55.3**	$ 87.4

The counterparties to all of the above mentioned financial instruments are major international financial institutions. The Company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The credit risk is limited to the asset amounts noted above. The Company limits its exposure and concentration of risk by contracting with diverse financial institutions and does not anticipate non-performance by any of its counterparties. Further, as more fully discussed in Note M, Fair Value Measurements, the Company considers non-performance risk of its counterparties at each reporting period and adjusts the carrying value of these assets accordingly. The risk of default is considered remote.

In 2012 and 2011, significant cash flows related to derivatives including those that are separately discussed in Cash Flow Hedges, Fair Value Hedges and Net Investment Hedges below resulted in net cash paid of $79.8 million and $58.9 million, respectively.

CASH FLOW HEDGES — There was a $93.5 million after-tax loss and a $75.9 million after-tax loss as of December 29, 2012 and December 31, 2011, respectively, reported for cash flow hedge effectiveness in Accumulated other comprehensive loss. An after-tax loss of $15.1 million is expected to be reclassified to earnings as the hedged transactions occur or as amounts are amortized within the next twelve months. The ultimate amount recognized will vary based on fluctuations of the hedged currencies and interest rates through the maturity dates.

The tables below detail pre-tax amounts reclassified from Accumulated other comprehensive income (loss) into earnings for active derivative financial instruments during the periods in which the underlying hedged transactions affected earnings for the twelve months ended December 29, 2012 and December 31, 2011 (in millions):

Year-to-date 2012 (In millions)	Gain (Loss) Recorded in OCI	Classification of Gain (Loss) Reclassified from OCI to Income	Gain (Loss) Reclassified from OCI to Income (Effective Portion)	Gain (Loss) Recognized in Income (Ineffective Portion*)
Interest Rate Contracts...........................	$ —	Interest expense	$ —	$ —
Foreign Exchange Contracts....................	$ (11.2)	Cost of sales	$ 1.9	—

Year-to-date 2011 (In millions)	Gain (Loss) Recorded in OCI	Classification of Gain (Loss) Reclassified from OCI to Income	Gain (Loss) Reclassified from OCI to Income (Effective Portion)	Gain (Loss) Recognized in Income (Ineffective Portion*)
Interest Rate Contracts.............................	$ (69.6)	Interest expense	$ —	$ —
Foreign Exchange Contracts......................	$ (2.9)	Cost of sales	$ (21.1)	—

* Includes ineffective portion and amount excluded from effectiveness testing on derivatives.

For 2012, the hedged items' impact to the Consolidated Statement of Operations was a loss of $1.9 million in Cost of Sales. For 2011, the hedged items' impact to the Consolidated Statement of Operations was a gain of $21.1 million in Cost of Sales. There was no impact related to the interest rate contracts' hedged items for any period presented. The impact of de-designated hedges was immaterial for all periods presented.

During 2012, 2011 and 2010, an after-tax loss of $2.9 million, an after-tax loss of $15.9 million and an after-tax loss of $2.9 million, respectively, was reclassified from Accumulated other comprehensive income (loss) into earnings (inclusive of the gain/loss amortization on terminated derivative financial instruments) during the periods in which the underlying hedged transactions affected earnings.

Interest Rate Contract: The Company enters into interest rate swap agreements in order to obtain the lowest cost source of funds within a targeted range of variable to fixed-rate debt proportions. As of December 29, 2012, all interest rate swaps designated as cash flow hedges were terminated as discussed below. At December 31, 2011, the Company had $400 million of forward starting swaps outstanding fixing the interest rate on the expected refinancing of debt in 2012.

In December 2009, the Company executed forward starting interest rate swaps with an aggregate notional amount of $400 million fixing 10 years of interest payments at 4.78%. The objective of the hedge was to offset the expected variability on future payments associated with the interest rate on debt instruments. In 2012, these contracts were terminated. The terminations resulted in cash payments of $102.6 million, which was recorded in accumulated other comprehensive loss and will be amortized to earnings over future periods. The cash flows stemming from the termination of such interest rate swaps designated as cash flow hedges are presented within financing activities in the Consolidated Statements of Cash Flows.

In May 2010, the Company executed forward starting interest rate swaps with an aggregate notional amount of $400 million fixing interest at 3.95%. The objective of the hedge was to offset the expected variability on future payments associated with the interest rate on debt instruments. In connection with the August 31, 2010 issuance of the $400 million of senior unsecured 2040 Term Bonds, as discussed in Note H, Long Term Debt and Financing Arrangements, these forward-starting interest rate swaps were terminated. The terminations resulted in cash payments of $48.4 million. This loss was recorded in Accumulated other comprehensive loss and will be amortized to earnings over future periods. The cash flows stemming from the termination of such interest rate swaps designated as cash flow hedges are presented within financing activities in the Consolidated Statement of Cash Flows.

Foreign Currency Contracts

Forward Contracts: Through its global businesses, the Company enters into transactions and makes investments denominated in multiple currencies that give rise to foreign currency risk. The Company and its subsidiaries regularly purchase inventory from subsidiaries with non-U.S. dollar functional currencies which creates currency-related volatility in the Company's results of operations. The Company utilizes forward contracts to hedge these forecasted purchases of inventory. Gains and losses reclassified from Accumulated other comprehensive loss for the effective and ineffective portions of the hedge as well as any amounts excluded from effectiveness testing are recorded in cost of sales. Gains and losses incurred after a hedge has been de-designated are not recorded in Accumulated other comprehensive income, but are recorded directly to the Consolidated Statement of Operations and Comprehensive Income in other-net. At December 29, 2012, the notional value of the forward currency contracts outstanding was $154.0 million, all of which was designated, and matures at various dates through 2013. At December 31, 2011, the notional value of the forward currency contracts outstanding was $196.8 million, of which $19.8 million had been de-designated, maturing at various dates through 2013.

Purchased Option Contracts: The Company and its subsidiaries have entered into various inter-company transactions whereby the notional values are denominated in currencies other than the functional currencies of the party executing the trade. In order to better match the cash flows of its inter-company obligations with cash flows from operations, the Company enters into purchased option contracts. Gains and losses reclassified from Accumulated other comprehensive income (loss) for the effective and ineffective portions of the hedge as well as any amounts excluded from effectiveness testing are recorded in cost of sales. At December 29, 2012, the notional value of option contracts outstanding was $173.0 million maturing at various dates through 2013. As of December 31, 2011, there were no purchased option contracts outstanding.

FAIR VALUE HEDGES

Interest Rate Risk: In an effort to optimize the mix of fixed versus floating rate debt in the Company's capital structure, the Company enters into interest rate swaps. In October 2012, the Company entered into interest rate swaps with notional values which equaled the Company's $400 million 3.4% notes due in 2021 and the Company's $400 million 5.2% notes due in 2040. In January 2012, the Company entered into interest rate swaps with notional values which equaled the Company's $150 million 7.05% notes due in 2028. These interest rate swaps effectively converted the Company's fixed rate debt to floating rate debt based on LIBOR, thereby hedging the fluctuation in fair value resulting from changes in interest rates.

Previously, the Company entered into interest rate swaps related to certain of its notes payable which were subsequently terminated as discussed below. In January 2012 and December 2011, the Company entered into interest rate swaps related to the Company's $400 million 3.4% notes due in 2021. In December 2010, the Company entered into interest rate swaps with notional values which equaled the Company's $300 million 4.75% notes due in 2014 and $300 million 5.75% notes due in 2016. In January 2009, the Company entered into interest rate swaps with notional values which equaled the Company's $200 million 4.9% notes due in 2012 and $250 million 6.15% notes due in 2013.

In January 2012, the Company terminated interest rates swaps with notional values equal to the Company's $300 million 4.75% notes due in 2014, $300 million 5.75% notes due in 2016, $200 million 4.9% notes due in 2012 and $250 million 6.15% notes due in 2013. In November 2012, the Company terminated interest rate swaps with notional values equal to the Company's $400 million notes due in 2021. These terminations resulted in cash receipts of $58.2 million. The resulting gain of $44.7 million was deferred and will be amortized to earnings over the remaining life of the notes. In July 2012, the Company repurchased the $250 million 6.15% notes due in 2013 and $300 million 4.75% notes due 2014 and, as a result, $11.1 million of the previously deferred gain was recognized in earnings at that time.

The changes in fair value of the interest rate swaps were recognized in earnings as well as the offsetting changes in fair value of the underlying notes. The notional value of open contracts was $950.0 million and $1.250 billion as of December 29, 2012 and December 31, 2011, respectively. A summary of the fair value adjustments relating to these swaps is as follows (in millions):

	Year-to-Date 2012		Year-to-Date 2011	
Income Statement Classification	**Gain/(Loss) on Swaps**	**Gain /(Loss) on Borrowings**	**Gain/(Loss) on Swaps**	**Gain /(Loss) on Borrowings**
Interest Expense	$ 27.2	$ (27.2)	$ 27.8	$ (27.8)

In addition to the amounts in the table above, the net swap accruals for each period and amortization of the gains on terminated swaps are also reported in interest expense and totaled $35.1 million and $19.3 million for 2012 and 2011, respectively. Interest expense on the underlying debt was $31.4 million and $56.0 million for 2012 and 2011, respectively.

NET INVESTMENT HEDGES

Foreign Exchange Contracts: The Company utilizes net investment hedges to offset the translation adjustment arising from re-measurement of its investment in the assets and liabilities of its foreign subsidiaries. The total after-tax amounts in Accumulated other comprehensive loss were losses of $63.3 million and $32.7 million at December 29, 2012 and December 31, 2011, respectively. As of December 29, 2012, the Company had foreign exchange contracts that mature at various dates through October 2013 with notional values totaling $940.6 million outstanding hedging a portion of its pound sterling denominated net investment. As of December 31, 2011, the Company had foreign exchange contracts with notional values totaling $925.4 million outstanding hedging a portion of its pound sterling net investment. For the year ended December 29, 2012, maturing foreign exchange contracts resulted in net cash receipts of $5.8 million. For the year ended December 31, 2011, maturing foreign exchange contracts resulted in net cash payments of $36.0 million. Gains and losses on net investment hedges remain in Accumulated other comprehensive income (loss) until disposal of the underlying assets. The details of the pre-tax amounts are below (in millions):

	Year-to-Date 2012			Year-to-Date 2011		
Income Statement Classification	**Amount Recorded in OCI Gain (Loss)**	**Effective Portion Recorded in Income Statement**	**Ineffective Portion* Recorded in Income Statement**	**Amount Recorded in OCI Gain (Loss)**	**Effective Portion Recorded in Income Statement**	**Ineffective Portion* Recorded in Income Statement**
Other-net	$ (47.6)	$ —	$ —	$ (2.4)	$ —	$ —

*Includes ineffective portion and amount excluded from effectiveness testing.

UNDESIGNATED HEDGES

Foreign Exchange Contracts: Currency swaps and foreign exchange forward contracts are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities (such as affiliate loans, payables and receivables). The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. The total notional amount of the contracts outstanding at December 29, 2012 was $4.3 billion of forward contracts and $105.6 million in currency swaps, maturing at various dates primarily through 2013 with the currency swap maturing in 2014. The total notional amount of the contracts outstanding at December 31, 2011 was $3.9 billion of forward contracts and $100.8 million in currency swaps. The income statement impacts related to derivatives not designated as hedging instruments for 2012 and 2011 are as follows (in millions):

Derivatives Not Designated as Hedging Instruments under ASC 815	Income Statement Classification	Year-to-Date 2012 Amount of Gain (Loss) Recorded in Income on Derivative	Year-to-Date 2011 Amount of Gain (Loss) Recorded in Income on Derivative
Foreign Exchange Contracts	Other-net	$ 10.0	$ (3.3)

J. CAPITAL STOCK

EARNINGS PER SHARE — The following table reconciles net earnings attributable to common shareowners and the weighted average shares outstanding used to calculate basic and diluted earnings per share for the fiscal years ended December 29, 2012, December 31, 2011, and January 1, 2011.

Earnings per Share Computation

	2012	2011	2010
Numerator (in millions):			
Net earnings from continuing operations attributable to common shareowners	$ **449.5**	$ 598.4	$ 150.6
Net earnings from discontinued operations	**434.3**	76.2	47.6
Net earnings attributable to common shareowners	$ **883.8**	$ 674.6	$ 198.2
Less: Earnings attributable to participating restricted stock units ("RSU's")	**1.2**	1.4	0.5
Net Earnings — basic	$ **882.6**	$ 673.2	$ 197.7
Net Earnings — diluted	$ **883.8**	$ 674.6	$ 198.2

	2012	2011	2010
Denominator (in thousands):			
Basic earnings per share — weighted-average shares	**163,067**	165,832	147,224
Dilutive effect of stock options and awards	**3,634**	4,273	2,943
Diluted earnings per share — weighted-average shares	**166,701**	170,105	150,167

	2012	2011	2010
Earnings per share of common stock:			
Basic earnings per share of common stock:			
Continuing operations	$ **2.75**	$ 3.60	$ 1.02
Discontinued operations	**2.66**	0.46	0.32
Total basic earnings per share of common stock	$ **5.41**	$ 4.06	$ 1.34
Diluted earnings per share of common stock:			
Continuing operations	$ **2.70**	$ 3.52	$ 1.00
Discontinued operations	**2.61**	0.45	0.32
Total dilutive earnings per share of common stock	$ **5.30**	$ 3.97	$ 1.32

The following weighted-average stock options and warrants were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive (in thousands):

	2012	2011	2010
Number of stock options	**1,825**	2,379	2,760
Number of stock warrants	**3,419**	4,939	4,939
Number of shares related to May 2010 equity purchase contracts	—	—	2,210
Number of shares related to the convertible preferred units	—	8,458	1,054

During August and September 2012, 4,938,624 stock warrants expired which were associated with the $320.0 million convertible notes that matured in May 2012. No shares were issued upon their expiration as the warrants were out of the money.

As of December 31, 2011 and January 1, 2011, there were no shares related to the Convertible Preferred Units included in the calculation of diluted earnings per share because the effect of the conversion option was not dilutive. These Convertible Preferred Units, as well as the equity purchase contracts and convertible note hedge, are discussed more fully in Note H, Long-Term Debt and Financing Arrangements.

COMMON STOCK SHARE ACTIVITY — Common stock share activity for 2012, 2011 and 2010 was as follows:

	2012	2011	2010
Outstanding, beginning of year	**169,046,961**	166,347,430	80,478,624
Shares issued as part of the merger	**—**	—	78,497,261
Shares issued from Equity Units Offering	**—**	—	5,180,776
Shares issued, other	**814,693**	—	—
Issued from treasury	**3,344,163**	2,864,564	2,298,603
Returned to treasury	**(13,253,790)**	(165,033)	(107,834)
Outstanding, end of year	**159,952,027**	169,046,961	166,347,430
Shares subject to the forward share purchase contract	**(5,581,400)**	(5,581,400)	—
Outstanding, less shares subject to the forward share purchase contract	**154,370,627**	163,465,561	166,347,430

In December 2012, upon executing an accelerated share repurchase contract, the Company received 9,345,794 shares. For further detail on this transaction, see "Other Equity Arrangements" below. Additionally, the Company repurchased approximately three million shares of common stock during the second quarter of 2012.

In 2011 the Company entered into a forward share purchase contract on its common stock. This contract obligates the Company to pay $350.0 million, plus an additional amount related to the forward component of the contract, to the financial institution counterparty not later than August 2013, or earlier at the Company's option, for the 5,581,400 shares purchased. The Company elected to prepay the forward share purchase contract for $362.7 million during January 2013. The reduction of common shares outstanding was recorded at the inception of the forward share purchase contract and factored into the calculation of weighted average shares outstanding.

COMMON STOCK RESERVED — Common stock shares reserved for issuance under various employee and director stock plans at December 29, 2012 and December 31, 2011 are as follows:

	2012	2011
Employee stock purchase plan	**2,586,768**	2,808,891
Other stock-based compensation plans	**505,851**	2,643,113
Total shares reserved	**3,092,619**	5,452,004

PREFERRED STOCK PURCHASE RIGHTS — Each outstanding share of common stock has a 1 share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2016, and may be redeemed by the Company at a price of $0.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 15% or more of the outstanding shares of common stock. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 14.9%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving Company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 15% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the Company), provision will be made so that each holder of a right (other than a holder who is a 14.9%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the right. At December 29, 2012, there were 154.370627 outstanding rights.

STOCK-BASED COMPENSATION PLANS — The Company has stock-based compensation plans for salaried employees and non-employee members of the Board of Directors. The plans provide for discretionary grants of stock options, restricted stock units, and other stock-based awards.

The plans are generally administered by the Compensation and Organization Committee of the Board of Directors, consisting of non-employee directors.

Stock Option Valuation Assumptions: Stock options are granted at the fair market value of the Company's stock on the date of grant and have a 10-year term. Generally, stock option grants vest ratably over 4 years from the date of grant.

The following describes how certain assumptions affecting the estimated fair value of stock options are determined: the dividend yield is computed as the annualized dividend rate at the date of grant divided by the strike price of the stock option; expected volatility is based on an average of the market implied volatility and historical volatility for the 5.25 year expected life; the risk-free interest rate is based on U.S. Treasury securities with maturities equal to the expected life of the option; and a seven percent forfeiture rate is assumed. The Company uses historical data in order to estimate forfeitures and holding period behavior for valuation purposes.

The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to value grants made in 2012, 2011 and 2010. The 2010 weighted average assumptions include one million options that were granted as part of the Merger.

	2012	2011	2010
Average expected volatility	**35.6%**	38.4%	31.4%
Dividend yield	**2.8%**	2.5%	2.2%
Risk-free interest rate	**0.8%**	1.1%	2.7%
Expected term	**5.5 years**	5.5 years	6.3 years
Fair value per option	**$ 17.47**	$ 18.29	$ 16.68
Weighted average vesting period	**2.3 years**	2.7 years	3.0 years

As part of the Merger, the Company exchanged the pre-merger stock options of Black & Decker for 5.8 million Stanley Black & Decker stock options. The following assumptions were used in the valuation of pre-merger Black & Decker stock options:

	2010
Average expected volatility	32.0%
Dividend yield	0.7%
Risk-free interest rate	1.4%
Expected term	2.9 years
Fair value per option	$ 18.72

All options had fully vested as of the Merger date. The fair value of the 5.8 million options exchanged as part of the merger was $105.8 million, with $91.7 million recorded as consideration paid and $14.1 million recognized as future compensation cost. Under ASC 805, the fair value of vested options and the earned portion of unvested options are recognized as consideration paid. The remaining value relating to the unvested and unearned options are recognized as future stock based compensation.

Stock Options:

The number of stock options and weighted-average exercise prices are as follows:

	2012		2011		2010	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of year	**10,444,660**	**$ 52.47**	11,641,564	$ 48.69	5,839,417	$ 39.75
Granted	**1,106,075**	**70.66**	1,150,577	65.05	2,055,942	60.69
Options assumed from merger	**—**	**—**	—	—	5,843,623	44.41
Exercised	**(2,258,598)**	**43.07**	(2,166,269)	40.34	(1,720,507)	34.81
Forfeited	**(235,644)**	**68.48**	(181,212)	52.19	(376,911)	54.95
Outstanding, end of year	**9,056,493**	**$ 56.90**	10,444,660	$ 52.47	11,641,564	$ 48.69
Exercisable, end of year	**5,515,617**	**$ 52.97**	6,853,838	$ 49.74	8,100,566	$ 46.70

At December 29, 2012, the range of exercise prices on outstanding stock options was $15.06 to $75.20. Stock option expense was $26.6 million, $21.5 million, and $17.5 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. At December 29, 2012, the Company had $31.6 million of unrecognized pre-tax compensation expense for stock options. This expense will be recognized over the remaining vesting periods which are 2.9 years on a weighted average basis.

During 2012, the Company received $97.3 million in cash from the exercise of stock options. The related tax benefit from the exercise of these options is $17.7 million. During 2012, 2011 and 2010, the total intrinsic value of options exercised was $69.1 million, $68.7 million and $46.5 million, respectively. When options are exercised, the related shares are issued from treasury stock.

ASC 718, "Compensation — Stock Compensation," requires the benefit arising from tax deductions in excess of recognized compensation cost to be classified as a financing cash flow. To quantify the recognized compensation cost on which the excess tax benefit is computed, both actual compensation expense recorded and pro-forma compensation cost reported in disclosures are considered. An excess tax benefit is generated on the extent to which the actual gain, or spread, an optionee receives upon exercise of an option exceeds the fair value determined at the grant date; that excess spread over the fair value of the option times the applicable tax rate represents the excess tax benefit. In 2012, 2011 and 2010, the Company reported $15.1 million, $14.1 million and $10.8 million, respectively, of excess tax benefits as a financing cash flow within the proceeds from issuance of common stock caption.

Outstanding and exercisable stock option information at December 29, 2012 follows:

	Outstanding Stock Options			Exercisable Stock Options		
Exercise Price Ranges	Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$35.00 and below	1,356,621	3.97	$ 31.39	1,261,445	3.80	$ 31.49
$35.01 — 50.00	1,167,090	3.65	46.41	1,055,715	3.34	46.18
$50.01 — higher	6,532,782	6.41	64.07	3,198,457	4.14	63.68
	9,056,493	5.69	$ 56.90	5,515,617	1.55	$ 52.97

Compensation cost for new grants is recognized on a straight-line basis over the vesting period. The expense for retirement eligible employees (those aged 55 and over and with 10 or more years of service) is recognized by the date they became retirement eligible, as such employees may retain their options for the 10 year contractual term in the event they retire prior to the end of the vesting period stipulated in the grant.

Employee Stock Purchase Plan: The Employee Stock Purchase Plan ("ESPP") enables eligible employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85.0% of the fair market value of the shares on the grant date ($48.94 per share for fiscal year 2012 purchases) or 85.0% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2012, 2011 and 2010 shares totaling 222,123 shares, 147,776 shares and 143,624 shares respectively, were issued under the plan at average prices of $49.15, $49.63, and $37.53 per share, respectively and the intrinsic value of the ESPP purchases was $4.7 million, $2.6 million and $3.1 million, respectively. For 2012, the Company received $10.9 million in cash from ESPP purchases, and there is no related tax benefit. The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. ESPP compensation cost is recognized ratably over the one-year term based on actual employee stock purchases under the plan. The fair value of the employees' purchase rights under the ESPP was estimated using the following assumptions for 2012, 2011 and 2010, respectively: dividend yield of 2.4%, 2.1% and 2.5%; expected volatility of 34.0%, 30.0% and 38.0%; risk-free interest rates of 0.1%, 0.2% and 0.1%; and expected lives of one year. The weighted average fair value of those purchase rights granted in 2012, 2011 and 2010 was $25.2, $21.0 and $20.8, respectively. Total compensation expense recognized for ESPP amounted to $5.5 million, $2.6 million and $3.4 million for 2012, 2011 and 2010, respectively.

Restricted Share Units and Awards: Compensation cost for restricted share units and awards, including restricted shares granted to French employees in lieu of RSU's, (collectively "RSU's") granted to employees is recognized ratably over the vesting term, which varies but is generally 4 years. RSU grants totaled 445,958 shares, 413,330 shares and 1,532,107 shares in 2012, 2011 and 2010, respectively. The weighted-average grant date fair value of RSU's granted in 2012, 2011 and 2010 was $70.30, $65.20 and $59.32 per share, respectively. Additionally, the Company assumed 0.4 million restricted stock units and awards as part of the Merger in March of 2010. These restricted stock units and awards had a fair value of $57.86 per share or $25.0 million in total, with $12.2 million recorded as consideration paid and $12.8 million recognized as future compensation cost.

Total compensation expense recognized for RSU's amounted to $34.8 million, $33.1 million and $52.7 million, in 2012, 2011 and 2010 respectively. The actual tax benefit received in the period the shares were delivered was $3.7 million, $3.8 million and $0.3 million in 2012, 2011 and 2010, respectively. As of December 29, 2012, unrecognized compensation expense for RSU's amounted to $52.9 million and this cost will be recognized over a weighted-average period of 4.1 years.

A summary of non-vested restricted stock unit and award activity as of December 29, 2012, and changes during the twelve month period then ended is as follows:

	Restricted Share Units & Awards	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2012	2,373,108	$ 57.52
Granted	445,958	70.30
Vested	(523,902)	72.20
Forfeited	(68,226)	71.66
Non-vested at December 29, 2012	2,226,938	$ 61.73

The total fair value of shares vested (market value on the date vested) during 2012, 2011 and 2010 was $37.8 million, $32.8 million and $14.9 million, respectively.

Non-employee members of the Board of Directors received restricted share-based grants which must be cash settled and accordingly mark-to-market accounting is applied. Additionally, the Board of Directors were granted restricted share units for which compensation expense of $1.1 million was recognized for 2012 and 2011, and $0.9 million was recognized for 2010.

Long-Term Performance Awards: The Company has granted Long Term Performance Awards ("LTIPs") under its 1997, 2001 and 2009 Long Term Incentive Plans to senior management employees for achieving Company performance measures. Awards are payable in shares of common stock, which may be restricted if the employee has not achieved certain stock ownership levels, and generally no award is made if the employee terminates employment prior to the payout date.

Long-Term Performance Awards: LTIP grants were made in 2010, 2011 and 2012. Each grant has separate annual performance goals for each year within the respective three year performance period. Earnings per share and return on capital employed represent 75% of the share payout of each grant. There is a third market-based element, representing 25% of the total grant, which measures the Company's common stock return relative to peers over the performance period. The ultimate delivery of shares will occur in 2013, 2014 and 2015 for the 2010, 2011 and 2012 grants, respectively. Total payouts are based on actual performance in relation to these goals.

Working capital incentive plan: In 2010, the Company initiated a bonus program under its 2009 Long Term Incentive Plan. The program provides executives the opportunity to receive stock in the event certain working capital turn objectives are achieved by June of 2013 and are sustained for a period of at least six months. The ultimate issuances of shares, if any, will be determined based on achievement of objectives during the performance period.

Expense recognized for the various performance-contingent grants amounted to $7.3 million in 2012, $9.2 million in 2011, and $10.1 million in 2010. With the exception of the market-based award, in the event performance goals are not met compensation cost is not recognized and any previously recognized compensation cost is reversed.

A summary of the activity pertaining to the maximum number of shares that may be issued is as follows:

	Share Units	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2012	1,357,899	$ 46.14
Granted	274,614	74.86
Vested	(411,329)	30.37
Forfeited	(136,265)	38.89
Non-vested at December 29, 2012	1,084,919	$ 60.29

OTHER EQUITY ARRANGEMENTS

In December 2012, the Company entered into a forward starting accelerated share repurchase ("ASR") contract with certain financial institutions to purchase $850 million of the Company's common stock. The Company paid 850 million to the financial institutions and received an initial delivery of 9,345,794 shares, which reduced the Company's shares outstanding at December 29, 2012. The value of the initial shares received on the date of purchase was $680 million, reflecting a $72.76 price per share which was recorded as a treasury share purchase for purposes of calculating earnings per share. In accordance with ASC 815-40, the Company recorded the remaining $170 million as a forward contract indexed to its own common stock in additional paid in capital. The total amount of shares to be ultimately delivered by the financial institutions will be determined by the average price per share paid by the financial institutions during the purchase period which ends in April 2013. The average price is calculated using the volume weighted average price ("VWAP") of the Company's stock (inclusive of a VWAP discount) during that period. In the unlikely event the Company is required to deliver value to the financial institutions at the end of the purchase period, the Company, at its option, may elect to settle in shares or cash.

In November 2012, the Company purchased from certain financial institutions over the counter "out-of-the-money" capped call options, subject to adjustments for standard anti-dilution provisions, on 10,094,144 shares of its common stock for an aggregate premium of $29.5 million, or an average of $2.92 per share. The purpose of the capped call options is to reduce share price volatility on potential future share repurchases. In accordance with ASC 815-40 the premium paid was recorded as a reduction of Shareowners' equity. The contracts for the options provide that they may, at the Company's election, be cash settled, physically settled, or net-share settled (the default settlement method). The capped call options have various expiration dates ranging from March 2013 through August 2013. The average lower strike price is $71.43 and the average upper strike price is $79.75, subject to customary market adjustments. The aggregate fair value of the options at December 29, 2012 was $31.1 million.

In May 2011, the Company purchased from a financial institution over the counter 3 month "in-the-money" capped call options, subject to adjustments for standard anti-dilution provisions, on 2,448,558 shares of its common stock for an aggregate premium of $19.6 million, or an average of $8.00 per option. The initial term of the capped call options was one month which was subsequently extended in an addendum to the agreement with the counterparty to a three month term. The purpose of the capped call options was to reduce share price volatility on potential future share repurchases by establishing the prices at which the Company could elect to repurchase 2,448,558 shares in the three month term. In accordance with ASC 815-40 the premium paid was recorded as a reduction of Shareowners' equity. The contracts for this series of options generally provided that the options might, at the Company's election, be cash settled, physically settled or net-share settled (the default settlement method). This series of options had various expiration dates within the month of August 2011. The applicable lower strike price was $70.16 and the applicable upper strike price was $80.35. The capped calls were terminated in July 2011. The Company elected to net share settle the transaction and received 3,052 shares valued at $0.2 million.

Convertible Preferred Units and Equity Option

As described more fully in Note H, Long-Term Debt and Financing Arrangements, in November 2010, the Company issued Convertible Preferred Units comprised of $632,500,000 of Notes due November 17, 2018 and Purchase Contracts. There have been no changes to the terms of the Convertible Preferred Units. The Purchase Contracts obligate the holders to purchase, on the earlier of (i) November 17, 2015 (the Purchase Contract Settlement date) or (ii) the triggered early settlement date, 6,325,000 shares, for $100.00 per share, of the Company's 4.75% Series B Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), resulting in cash proceeds to the Company of up to $632.5 million.

Following the issuance of Convertible Preferred Stock upon settlement of a holder's Purchase Contracts, a holder of Convertible Preferred Stock may, at its option, at any time and from time to time, convert some or all of its outstanding shares of Convertible Preferred Stock at a conversion rate of 1.3333 shares of the Company's common stock per share of Convertible Preferred Stock (subject to customary anti-dilution provisions), which is equivalent to an initial conversion price of approximately $75.00 per share of common stock. Assuming conversion of the 6,325,000 shares of Convertible Preferred Stock at the 1.3333 initial conversion rate a total of 8,433,123 shares of the Company's common stock may be issued upon conversion. As of December 29, 2012, due to the customary anti-dilution provisions, the conversion rate on the Convertible Preferred Stock was 1.3475 (equivalent to a conversion price of approximately $74.21 per common share). In the event that holders elect to settle their Purchase Contracts prior to November 17, 2015, the Company will deliver a number of shares of Convertible Preferred Stock equal to 85% of the Purchase Contracts tendered, together with cash in lieu of fractional shares. Upon a conversion on or after November 15, 2017 the Company may elect to pay or deliver, as the case may be, solely shares of common stock, together with cash in lieu of fractional shares ("physical settlement"), solely cash ("cash settlement"), or a combination of cash and common stock ("combination settlement"). The Company may redeem some or all of the Convertible Preferred Stock on or after December 22, 2015 at a redemption price equal to 100% of the $100 liquidation preference per share plus accrued and unpaid dividends to the redemption date.

In November 2010, contemporaneously with the issuance of the Convertible Preferred Units described above, the Company paid $50.3 million, or an average of $5.97 per option, to enter into capped call transactions (equity options) on 8.43 million shares of common stock with certain major financial institutions. The purpose of the capped call transactions is to offset the common shares that may be deliverable upon conversion of shares of Convertible Preferred Stock. With respect to the impact on the Company, the capped call transactions and the Convertible Preferred Stock, when taken together, result in the economic equivalent of having the conversion price on the Convertible Preferred Stock at $96.92, the upper strike price of the capped call (as of December 29, 2012). Refer to Note H, Long-Term Debt and Financing Arrangements. In accordance with ASC 815-40 the $50.3 million premium paid was recorded as a reduction to equity.

The capped call transactions cover, subject to customary anti-dilution adjustments, the number of shares of common stock equal to the number of shares of common stock underlying the maximum number of shares of Convertible Preferred Stock issuable upon settlement of the Purchase Contracts. Each of the capped call transactions has a term of approximately five years and initially had a lower strike price of $75.00, which corresponded to the initial conversion price of the Convertible Preferred Stock, and an upper strike price of $97.95, which was approximately 60% higher than the closing price of the common stock on November 1, 2010. The capped call transactions may be settled by net share settlement (the default settlement method) or, at the Company's option and subject to certain conditions, cash settlement, physical settlement or modified physical settlement. The aggregate fair value of the options at December 29, 2012 was $60.9 million.

K. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) at the end of each fiscal year was as follows:

(Millions of Dollars)	2012	2011	2010
Currency translation adjustment	$ **29.4**	$ (87.4)	$ 29.1
Pension loss, net of tax	**(260.6)**	(153.1)	(62.5)
Fair value of net investment hedge effectiveness, net of tax	**(63.3)**	(32.8)	(32.7)
Fair value of cash flow hedge effectiveness, net of tax	**(93.5)**	(75.9)	(50.2)
Accumulated other comprehensive loss	$ **(388.0)**	$ (349.2)	$ (116.3)

L. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") Most U.S. employees, including Black & Decker employees beginning on January 1, 2011, may contribute from 1% to 25% of their eligible compensation to a tax-deferred 401(k) savings plan, subject to restrictions under tax laws. Employees generally direct the investment of their own contributions into various investment funds. An employer match benefit is provided under the plan equal to one-half of each employee's tax-deferred contribution up to the first 7% of their compensation. Participants direct the entire employer match benefit such that no participant is required to hold the Company's common stock in their 401(k) account. The employer match benefit totaled $19.1 million, $17.7 million and $8.8 million in 2012, 2011 and 2010, respectively.

In addition, approximately 7,900 U.S. salaried and non-union hourly employees are eligible to receive a non-contributory benefit under the Core benefit plan. Core benefit allocations range from 2% to 6% of eligible employee compensation based on age. Approximately 5,300 U.S. employees also receive a Core transition benefit, allocations of which range from 1%—3% of eligible compensation based on age and date of hire. Approximately 2,100 U.S. employees are eligible to receive an additional average 1.3% contribution actuarially designed to replace previously curtailed pension benefits. Allocations for benefits earned under the Core plan were $29.4 million in 2012, $33.0 million million in 2011 and $13.7 million in 2010. Assets held in participant Core accounts are invested in target date retirement funds which have an age-based allocation of investments.

Shares of the Company's common stock held by the ESOP were purchased with the proceeds of borrowings from the Company in 1991 ("1991 internal loan"). Shareowners' equity reflects a reduction equal to the cost basis of unearned (unallocated) shares purchased with the internal borrowings.

The Company accounts for the ESOP under ASC 718-40, "Compensation — Stock Compensation — Employee Stock Ownership Plans". Net ESOP activity recognized is comprised of the cost basis of shares released, the cost of the aforementioned Core and 401(k) match defined contribution benefits, less the fair value of shares released and dividends on unallocated ESOP shares. The Company's net ESOP activity resulted in expense of $25.9 million in 2012, $28.4 million in 2011 and $3.4 million in 2010. The increase in net ESOP expense in 2011 is related to the merger of the U.S. Black & Decker 401(k) defined contribution plan into the ESOP and extending the Core benefit to these employees. ESOP expense is affected by the market value of the Company's common stock on the monthly dates when shares are released. The market value of shares released averaged $70.98 in 2012, $68.12 per share in 2011 and $58.56 per share in 2010.

Unallocated shares are released from the trust based on current period debt principal and interest payments as a percentage of total future debt principal and interest payments. Dividends on both allocated and unallocated shares may be used for debt service and to credit participant accounts for dividends earned on allocated shares. Dividends paid on the shares acquired with the 1991 internal loan were used solely to pay internal loan debt service in all periods. Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $12.4 million in 2012, $12.2 million in 2011 and $9.7 million in 2010, net of the tax benefit which is recorded within equity. Dividends on ESOP shares were utilized entirely for debt service in all years. Interest costs incurred by the ESOP on the 1991 internal loan, which have no earnings impact, were $6.7 million, $7.2 million and $7.6 million for 2012, 2011 and 2010, respectively. Both allocated and unallocated ESOP shares are treated as outstanding for purposes of computing earnings per share. As of December 29, 2012, the cumulative number of ESOP shares allocated to participant accounts was 12,182,342, of which participants held 3,210,779 shares, and the number of unallocated shares was 3,382,714. At December 29, 2012, there were 25,528 released shares in the ESOP trust holding account pending allocation. The Company made cash contributions totaling $36.6 million in 2012, $16.2 million in 2011 and $1.3 million in 2010.

PENSION AND OTHER BENEFIT PLANS — The Company sponsors pension plans covering most domestic hourly and certain executive employees, and approximately 14,100 foreign employees. Benefits are generally based on salary and years of service, except for U.S. collective bargaining employees whose benefits are based on a stated amount for each year of service.

The Company contributes to a number of multi-employer plans for certain collective bargaining U.S. employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

a. Assets contributed to the multiemployer plan by one employer may be used to provide benefit to employees of other participating employers.

b. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be inherited by the remaining participating employers.

c. If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In addition, the Company also contributes to a number of multiemployer plans outside of the U.S. The foreign plans are insured, therefore, the Company's obligation is limited to the payment of insurance premiums.

The Company has assessed and determined that none of the multiemployer plans to which it contributes are individually significant to the Company's financial statements. The Company does not expect to incur a withdrawal liability or expect to significantly increase its contributions over the remainder of the contract period.

In addition to the multiemployer plans, various other defined contribution plans are sponsored worldwide, including a tax-deferred 401(k) savings plan covering substantially all Black & Decker U.S. employees in 2010.

The expense for such defined contribution plans, aside from the earlier discussed ESOP plans, follows:

(Millions of Dollars)	2012	2011	2010
Multi-employer plan expense	$ **3.3**	$ 3.0	$ 0.6
Other defined contribution plan expense	$ **16.2**	$ 9.9	$ 16.4

The increase in other defined contribution plan expense in 2012 relative to 2011 primarily pertains to a full year expense for Niscayah which was acquired in September 2011. The decrease in other defined contribution plan expense in 2011 relative to 2010 primarily pertains to the merger of the Black & Decker U.S. defined contribution plan into the ESOP.

The components of net periodic pension expense are as follows:

(Millions of Dollars)	U.S. Plans 2012	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2012	Non-U.S. Plans 2011	Non-U.S. Plans 2010
Service cost	**$ 6.6**	$ 6.5	$ 18.1	**$ 12.1**	$ 12.6	$ 12.8
Interest cost	**62.9**	69.6	61.2	**47.3**	52.9	44.7
Expected return on plan assets	**(67.1)**	(70.0)	(52.5)	**(44.3)**	(50.5)	(39.8)
Prior service cost amortization	**1.0**	1.0	1.0	**0.4**	0.3	0.2
Transition obligation amortization	**—**	—	—	**0.1**	0.1	0.1
Actuarial loss amortization	**6.2**	2.5	2.0	**2.1**	3.0	4.1
Settlement / curtailment loss (gain)	**11.3**	1.9	(9.1)	**3.3**	(0.5)	(2.3)
Net periodic pension expense	**$ 20.9**	$ 11.5	$ 20.7	**$ 21.0**	$ 17.9	$ 19.8

The U.S. settlement loss in 2012 pertains to partial settlements in two qualified pension plans arising from the voluntary elections of participants.

The Company provides medical and dental benefits for certain retired employees in the United States and Canada. Approximately 10,600 participants are covered under these plans. Net periodic post-retirement benefit expense was comprised of the following elements:

(Millions of Dollars)	Other Benefit Plans 2012	Other Benefit Plans 2011	Other Benefit Plans 2010
Service cost	**$ 0.9**	$ 0.6	$ 1.3
Interest cost	**3.1**	3.6	4.6
Prior service credit amortization	**(1.2)**	(1.2)	(0.2)
Actuarial loss amortization	**(0.2)**	(0.2)	(0.1)
Settlement / curtailment gain	**0.1**	—	(7.2)
Net periodic post-retirement benefit expense (income)	**$ 2.7**	$ 2.8	$ (1.6)

Changes in plan assets and benefit obligations recognized in other comprehensive income in 2012 are as follows:

(Millions of Dollars)	2012
Current year actuarial loss	**$ 148.8**
Amortization of actuarial loss	**(22.6)**
Prior service cost from plan amendments	**1.1**
Amortization of prior service costs	**(0.3)**
Amortization of transition obligation	**(0.1)**
Currency / other	**4.3**
Total loss recognized in other comprehensive income (pre-tax)	**$ 131.2**

The amounts in Accumulated other comprehensive loss expected to be recognized as components of net periodic benefit costs during 2013 total $10.5 million, representing amortization of $10.3 million of actuarial loss, $0.1 million of prior service cost, and $0.1 million of transition obligation.

The changes in the pension and other post-retirement benefit obligations, fair value of plan assets, as well as amounts recognized in the Consolidated Balance Sheets, are shown below:

	U.S. Plans		Non-U.S. Plans		Other Benefits	
	2012	2011	2012	2011	2012	2011
Change in benefit obligation						
Benefit obligation at end of prior year	$ 1,501.0	$ 1,390.5	$ 965.7	$ 987.1	$ 80.1	$ 86.9
Service cost	6.6	6.5	12.1	12.6	0.9	0.6
Interest cost	62.9	69.6	47.3	52.9	3.1	3.6
Settlements/curtailments	(126.6)	(44.1)	(14.6)	(3.1)	(0.1)	(0.9)
Actuarial loss (gain)	100.2	161.9	127.5	(23.0)	4.5	0.2
Plan amendments	1.3	0.1	(1.0)	2.8	0.9	0.7
Foreign currency exchange rates	—	—	41.0	(13.8)	0.3	(0.2)
Participant contributions	—	—	0.3	0.3	—	—
Acquisitions, divestitures and other	8.5	4.1	5.3	0.3	7.8	0.1
Benefits paid	(90.5)	(87.6)	(48.9)	(50.4)	(9.8)	(10.9)
Benefit obligation at end of year	$ 1,463.4	$ 1,501.0	$ 1,134.7	$ 965.7	$ 87.7	$ 80.1
Change in plan assets						
Fair value of plan assets at end of prior year	$ 1,079.5	$ 1,032.1	$ 709.4	$ 719.1	—	$ —
Actual return on plan assets	129.3	99.2	64.8	19.4	—	—
Participant contributions	—	—	0.3	0.3	—	—
Employer contributions	62.2	83.6	35.0	35.6	9.8	11.8
Settlements	(126.6)	(44.1)	(13.9)	(2.7)	—	(0.9)
Foreign currency exchange rate changes	—	—	31.5	(8.3)	—	—
Acquisitions, divestitures and other	3.2	(3.7)	0.9	(3.6)	—	—
Benefits paid	(90.5)	(87.6)	(48.9)	(50.4)	(9.8)	(10.9)
Fair value of plan assets at end of plan year	$ 1,057.1	$ 1,079.5	$ 779.1	$ 709.4	$ —	$ —
Funded status — assets less than benefit obligation	$ (406.3)	$ (421.5)	$ (355.6)	$ (256.3)	$ (87.7)	$ (80.1)
Unrecognized prior service cost (credit)	4.7	4.5	4.1	5.6	(10.7)	(12.7)
Unrecognized net actuarial loss	174.0	153.3	180.4	75.1	6.3	1.7
Unrecognized net transition obligation	—	—	0.3	0.3	—	—
Net amount recognized	$ (227.6)	$ (263.7)	$ (170.8)	$ (175.3)	$ (92.1)	$ (91.1)

	U.S. Plans		Non-U.S. Plans		Other Benefits	
	2012	2011	2012	2011	2012	2011
Amounts recognized in the Consolidated Balance Sheets						
Prepaid benefit cost (non-current)	$ —	$ —	$ 1.1	$ 4.0	$ —	$ —
Current benefit liability	(16.4)	(20.2)	(8.2)	(8.0)	(9.9)	(9.6)
Non-current benefit liability	(389.9)	(401.3)	(348.5)	(252.3)	(77.8)	(70.5)
Net liability recognized	$ (406.3)	$ (421.5)	$ (355.6)	$ (256.3)	$ (87.7)	$ (80.1)
Accumulated other comprehensive loss (pre-tax):						
Prior service cost (credit)	$ 4.7	$ 4.5	$ 4.1	$ 5.6	$ (10.7)	$ (12.7)
Actuarial loss	174.0	153.3	180.4	75.1	6.3	1.7
Transition liability	—	—	0.3	0.3	—	—
	$ 178.7	$ 157.8	$ 184.8	$ 81.0	$ (4.4)	$ (11.0)
Net amount recognized	$ (227.6)	$ (263.7)	$ (170.8)	$ (175.3)	$ (92.1)	$ (91.1)

The increase in the projected benefit obligation from actuarial losses in 2012 primarily pertains to the decline in discount rates.

The accumulated benefit obligation for all defined benefit pension plans was $2,551.1 million at December 29, 2012 and $2,430.0 million at December 31, 2011. Information regarding pension plans in which accumulated benefit obligations exceed plan assets follows:

(Millions of Dollars)	U.S. Plans 2012	U.S. Plans 2011	Non-U.S. Plans 2012	Non-U.S. Plans 2011
Projected benefit obligation	**$ 1,463.4**	$ 1,501.0	**$ 1,125.9**	$ 777.0
Accumulated benefit obligation	**$ 1,460.7**	$ 1,498.0	**$ 1,084.2**	$ 751.2
Fair value of plan assets	**$ 1,057.1**	$ 1,079.5	**$ 769.8**	$ 518.7

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) exceed plan assets follows:

(Millions of Dollars)	U.S. Plans 2012	U.S. Plans 2011	Non-U.S. Plans 2012	Non-U.S. Plans 2011
Projected benefit obligation	**$ 1,463.4**	$ 1,501.0	**$ 1,134.3**	$ 785.1
Accumulated benefit obligation	**$ 1,460.7**	$ 1,498.0	**$ 1,090.3**	$ 756.1
Fair value of plan assets	**$ 1,057.1**	$ 1,079.5	**$ 777.7**	$ 524.9

The major assumptions used in valuing pension and post-retirement plan obligations and net costs were as follows:

	Pension Benefits								
	U.S. Plans			Non-U.S. Plans			Other Benefits		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Weighted-average assumptions used to determine benefit obligations at year end:									
Discount rate	**3.75%**	4.25%	5.25%	**4.00%**	5.00%	5.25%	**3.00%**	3.75%	4.50%
Rate of compensation increase	**6.00%**	6.00%	6.00%	**3.25%**	3.50%	4.00%	**3.50%**	—	3.75%
Weighted-average assumptions used to determine net periodic benefit cost:									
Discount rate	**4.25%**	5.25%	5.75%	**5.00%**	5.25%	5.75%	**3.75%**	4.50%	5.50%
Rate of compensation increase	**6.00%**	6.00%	3.75%	**3.50%**	4.00%	4.25%	**3.50%**	3.75%	4.00%
Expected return on plan assets	**6.25%**	7.00%	7.50%	**6.25%**	7.00%	6.75%	—	—	—

The expected rate of return on plan assets is determined considering the returns projected for the various asset classes and the relative weighting for each asset class. The Company will use a 6.00% weighted-average expected rate of return assumption to determine the 2013 net periodic benefit cost.

PENSION PLAN ASSETS — Plan assets are invested in equity securities, government and corporate bonds and other fixed income securities, money market instruments and insurance contracts. The Company's worldwide asset allocations at December 29, 2012 and December 31, 2011 by asset category and the level of the valuation inputs within the fair value hierarchy established by ASC 820 are as follows:

Asset Category	2012	Level 1	Level 2
Cash and cash equivalents	$ **30.1**	$ 27.5	$ 2.6
Equity securities			
U.S. equity securities	**285.2**	42.5	242.7
Foreign equity securities	**400.8**	124.1	276.7
Fixed income securities			
Government securities	**479.4**	254.8	224.6
Corporate securities	**562.0**	—	562.0
Mortgage-backed securities	**10.9**	—	10.9
Insurance contracts	**30.5**	—	30.5
Other	**37.3**	—	37.3
Total	$ **1,836.2**	$ 448.9	$ 1,387.3

Asset Category	2011	Level 1	Level 2
Cash and cash equivalents	$ **35.6**	$ 6.8	$ 28.8
Equity securities			
U.S. equity securities	**323.5**	62.8	260.7
Foreign equity securities	**377.7**	76.9	300.8
Fixed income securities			
Government securities	**468.6**	244.5	224.1
Corporate securities	**505.3**	—	505.3
Mortgage-backed securities	**1.9**	—	1.9
Insurance contracts	**27.7**	—	27.7
Other	**48.6**	—	48.6
Total	$ **1,788.9**	$ 391.0	$ 1,397.9

U.S. and foreign equity securities primarily consist of companies with large market capitalizations and to a lesser extent mid and small capitalization securities. Government securities primarily consist of U.S. Treasury securities and foreign government securities with de minimus default risk. Corporate fixed income securities include publicly traded U.S. and foreign investment grade and to a small extent high yield securities. Mortgage-backed securities predominantly consist of U.S. holdings. Assets held in insurance contracts are invested in the general asset pools of the various insurers, mainly debt and equity securities with guaranteed returns. Other investments include diversified private equity holdings. The level 2 investments are primarily comprised of institutional mutual funds that are not publicly traded; the investments held in these mutual funds are generally level 1 publicly traded securities.

The Company's investment strategy for pension assets focuses on a liability-matching approach with gradual de-risking taking place over a period of many years. The Company utilizes the current funded status to transition the portfolio toward investments that better match the duration and cash flow attributes of the underlying liabilities. Assets approximating 40% of the Company's current pension liabilities have been invested in fixed income securities, using a liability / asset matching duration strategy, with the primary goal of mitigating exposure to interest rate movements and preserving the overall funded status of the underlying plans. Plan assets are broadly diversified and are invested to ensure adequate liquidity for immediate and medium term benefit payments. The Company's target asset allocations include 25%-45% in equity securities, 50%-70% in fixed income securities and up to 10% in other securities.

CONTRIBUTIONS The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $80 million to its pension and other post-retirement benefit plans in 2013.

EXPECTED FUTURE BENEFIT PAYMENTS Benefit payments, inclusive of amounts attributable to estimated future employee service, are expected to be paid as follows over the next 10 years:

(Millions of Dollars)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-10
Future payments	$ 1,575.6	$ 156.4	$ 168.5	$ 157.9	$ 154.5	$ 154.3	$ 784.0

These benefit payments will be funded through a combination of existing plan assets and amounts to be contributed in the future by the Company.

HEALTH CARE COST TRENDS The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 7.4% for 2013, reducing gradually to 4.5% by 2028 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would affect the post-retirement benefit obligation as of December 29, 2012 by approximately $2.5 million and would have an immaterial effect on the net periodic post-retirement benefit cost.

M. FAIR VALUE MEASUREMENTS

FASB ASC 820 "Fair Value Measurement" defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3 — Instruments that are valued using unobservable inputs.

The Company holds various derivative financial instruments that are employed to manage risks, including foreign currency and interest rate exposures. These financial instruments are carried at fair value and are included within the scope of ASC 820. The Company determines the fair value of derivatives through the use of matrix or model pricing, which utilizes verifiable inputs such as market interest and currency rates. When determining the fair value of these financial instruments for which Level 1 evidence does not exist, the Company considers various factors including the following: exchange or market price quotations of similar instruments, time value and volatility factors, the Company's own credit rating and the credit rating of the counter-party.

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring for each of the hierarchy levels (millions of dollars):

	Total Carrying Value	Level 1	Level 2
December 29, 2012:			
Derivative assets	$ 99.0	$ —	$ 99.0
Derivatives liabilities	$ 91.5	$ —	$ 91.5
Money market fund	$ 68.0	$ 68.0	$ —
December 31, 2011:			
Derivative assets	$ 142.5	$ —	$ 142.5
Derivatives liabilities	$ 181.7	$ —	$ 181.7
Money market fund	$ 39.0	$ 39.0	$ —

The Company had no financial assets or liabilities measured using Level 3 inputs, nor any assets measured at fair value on a non-recurring basis during 2012 and 2011.

Refer to Note I, Derivative Financial Instruments, for more details regarding derivative financial instruments, and Note H, Long-Term Debt and Financing Arrangements, for more information regarding carrying values of the long-term debt shown below.

The following table presents the carrying values and fair values of the Company's financial assets and liabilities, as well as the Company's debt, as of December 29, 2012 and December 31, 2011 (millions of dollars):

	December 29, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	$ 3,536.9	$ 3,677.3	$ 3,452.2	$ 3,623.4
Derivative assets	$ 99.0	$ 99.0	$ 142.5	$ 142.5
Derivative liabilities	$ 91.5	$ 91.5	$ 181.7	$ 181.7

The fair values of long-term debt instruments are considered Level 2 instruments within the fair value hierarchy and are estimated using a discounted cash flow analysis, based on the Company's marginal borrowing rates. The differences in carrying values in long-term debt are attributable to the stated interest rates differing from the Company's marginal borrowing rates. The fair value of the Company's variable rate short term borrowings approximate their carrying value at December 29, 2012 and December 31, 2011. The fair values of foreign currency and interest rate swap agreements, comprising the derivative assets and liabilities in the table above, are based on current settlement values.

As discussed in Note B, Accounts and Notes Receivable, the Company has a deferred purchase price receivable related to sales of trade receivables. The deferred purchase price receivable will be repaid in cash as receivables are collected, generally within 30 days, and as such the carrying value of the receivable approximates fair value.

N. OTHER COSTS AND EXPENSES

Other-net is primarily comprised of intangible asset amortization expense (See Note F, Goodwill and Intangible Assets, for further discussion), currency related gains or losses, environmental expense and merger, and acquisition-related and other charges primarily consisting of transaction costs, partially offset by pension curtailments and settlements. During the years ended December 29, 2012, December 31, 2011, and January 1, 2011, Other-net included $53.3 million, $48.8 million, and $36.3 million in merger and acquisition related costs, respectively.

Research and development costs, which are classified in SG&A, were $174.8 million, $139.3 million and $124.5 million for fiscal years 2012, 2011 and 2010, respectively.

O. RESTRUCTURING AND ASSET IMPAIRMENTS

A summary of the restructuring reserve activity from December 31, 2011 to December 29, 2012 is as follows (in millions):

	12/31/2011	Acquisitions	Net Additions	Usage	Currency	12/29/2012
2012 Actions						
Severance and related costs	$ —	$ —	$ 144.1	$ (68.2)	$ 2.2	**$ 78.1**
Asset impairments	—	—	13.3	(13.3)	—	**—**
Facility closure	—	—	16.3	(8.1)	—	**8.2**
Subtotal 2012 actions	—	—	173.7	(89.6)	2.2	**86.3**
Pre-2012 Actions						
Severance and related costs	66.5	—	(0.9)	(31.9)	0.3	**34.0**
Facility closure	3.5	—	2.3	(0.9)	—	**4.9**
Subtotal Pre-2012 actions	70.0	—	1.4	(32.8)	0.3	**38.9**
Total	$ 70.0	$ —	$ 175.1	$ (122.4)	$ 2.5	**$ 125.2**

2012 Actions: During 2012, the Company continued with restructuring activities associated with the Merger, Niscayah and other acquisitions, and recognized $61.2 million of restructuring charges related to activities initiated in the current year. Of those charges, $39.5 million relates to severance charges associated with the reduction of approximately 500 employees, $10.9 million relates to facility closure costs, and $10.8 million relates to asset impairment charges.

In addition, the Company has initiated cost reduction actions in 2012 that were not associated with the Merger or other acquisition activities, resulting in severance charges of $104.6 million pertaining to the reduction of approximately 1,600 employees, $5.4 million of facility; closure costs, and $2.5 million of asset impairment charges.

Of the $86.3 million reserves remaining as of December 29, 2012, the majority are expected to be utilized by the end of 2013.

Pre-2012 Actions: In 2012, the Company released $0.9 million of the severance reserve related to remaining liabilities for prior year initiatives. The Company also recorded $2.3 million of facility closure costs in 2012 that were associated with prior year initiatives.

The vast majority of the remaining reserve balance of $38.9 million relating to pre-2012 actions is expected to be utilized in the first half of 2013.

Segments: The $175.1 million of charges recognized in 2012 includes: $33.0 million pertaining to the CDIY segment; $43.6 million pertaining to the Security segment; $94.4 million pertaining to the Industrial segment; and $4.1 million pertaining to Corporate charges.

P. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

The Company classifies its business into three reportable segments, which also represent its operating segments: Construction & Do It Yourself ("CDIY"), Security, and Industrial.

The CDIY segment is comprised of the Professional Power Tool and Accessories business, the Consumer Power Tool business and the Hand Tools, Fasteners & Storage business. The Professional Power Tool and Accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The Consumer Power Tool business sells corded and cordless electric power tools, lawn and garden products and home products. The Hand Tools, Fasteners & Storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

The Security segment is comprised of the Convergent Security Solutions ("CSS") and the Mechanical Access Solutions ("MAS") businesses. The CSS business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The business also includes healthcare solutions, which markets medical carts and cabinets, asset tracking, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The MAS business sells automatic doors, commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets.

The Industrial segment is comprised of the Industrial and Automotive Repair ("IAR"), Engineered Fastening and Infrastructure businesses. The IAR business sells hand tools, power tools, and engineered storage solution products. The Engineered Fastening business primarily sells engineered fasteners designed for specific applications. The product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The Infrastructure business consists of the CRC-Evans business and the Company's Hydraulics business. The product lines include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories.

As discussed in Note A, Significant Accounting Policies, the Merger with Black & Decker occurred on the close of business on March 12, 2010. The results of Black & Decker's operations are presented within each of these segments and reflect activity since the Merger date.

The Company utilizes segment profit, which is defined as net sales minus cost of sales and SG&A inclusive of the provision for doubtful accounts (aside from corporate overhead expense), and segment profit as a percentage of net sales to assess the profitability of each segment. Segment profit excludes the corporate overhead expense element of SG&A, interest income, interest expense, other-net (inclusive of intangible asset amortization expense), restructuring, loss on debt extinguishment and income tax expense. Refer to Note O, Restructuring and Asset Impairments, for the amount of restructuring charges and asset impairments by segment, and to Note F, Goodwill and Intangible Assets, for intangible amortization expense by segment. Corporate overhead is comprised of world headquarters facility expense, cost for the executive management team and cost for certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as legal and corporate finance functions. Transactions between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets.

Corporate assets and unallocated assets are cash and deferred income taxes. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Company subsidiary.

BUSINESS SEGMENTS

(Millions of Dollars)	2012	2011	2010
Net Sales			
CDIY	$ 5,193.7	$ 5,007.6	$ 4,147.6
Security	2,428.9	1,926.5	1,457.6
Industrial	2,567.9	2,501.4	1,891.7
Consolidated	$ 10,190.5	$ 9,435.5	$ 7,496.9
Segment Profit			
CDIY	$ 720.7	$ 634.8	$ 422.6
Security	305.6	297.1	252.9
Industrial	410.2	400.7	255.5
Segment Profit	1,436.5	1,332.6	931.0
Corporate overhead	(252.3)	(245.3)	(244.7)
Other-net	(301.9)	(255.7)	(184.9)
Restructuring charges and asset impairments	(175.1)	(69.3)	(231.7)
Loss on debt extinguishment	(45.5)	—	—
Interest income	10.1	26.5	8.7
Interest expense	(144.2)	(140.4)	(109.8)
Earnings from continuing operations before income taxes	$ 527.6	$ 648.4	$ 168.6
Capital and Software Expenditures			
CDIY	$ 199.0	$ 160.7	$ 97.4
Security	65.3	49.3	27.8
Industrial	109.9	73.4	46.2
Discontinued operations	11.8	18.7	14.1
Consolidated	$ 386.0	$ 302.1	$ 185.5
Depreciation and Amortization			
CDIY	$ 139.7	$ 132.2	$ 114.4
Security	150.2	130.9	116.2
Industrial	116.7	106.3	75.2
Discontinued operations	38.7	40.7	42.9
Consolidated	$ 445.3	$ 410.1	$ 348.7
Segment Assets			
CDIY	$ 7,439.7	$ 7,474.4	$ 7,392.6
Security	4,728.9	4,152.1	2,327.2
Industrial	3,456.9	3,282.9	3,128.5
	15,625.5	14,909.4	12,848.3
Discontinued operations	133.4	1,050.2	1,201.4
Corporate assets	85.1	(10.6)	1,089.7
Consolidated	$ 15,844.0	$ 15,949.0	$ 15,139.4

Corporate assets primarily consist of cash, deferred taxes, and property, plant and equipment. The decrease in 2011 corporate assets from 2010 was primarily due to the cash spent to fund the acquisition of Niscayah.

Sales to the Home Depot were 14%, 13% and 14% of the CDIY segment net sales in 2012, 2011 and 2010, respectively. Sales to Lowes were 18%, 17% and 14% of the CDIY segment net sales in 2012, 2011 and 2010, respectively.

In 2012 the Company recorded $168 million of facility closure-related and other charges associated with the merger and other acquisitions across all segments, impacting segment profit by $42 million in CDIY, $41 million in Security, and $8 million in Industrial for the year ended December 29, 2012, with the remainder residing in corporate overhead.

In 2011 the Company recorded $120 million of facility closure-related and other charges associated with the merger and other acquisitions across all segments, impacting segment profit by $20 million in CDIY, $15 million in Security, and $9 million in Industrial for the year ended December 31, 2011, with the remainder residing in corporate overhead.

In 2010 the Company recorded $228 million of facility closure-related and other charges associated with the Merger and other acquisitions across all segments, impacting segment profit by $120 million in CDIY and $26 million in Industrial for the year ended January 1, 2011, with the remainder residing in corporate overhead. There were no charges impacting the Security segment for the year ended January 1, 2011.

GEOGRAPHIC AREAS

(Millions of Dollars)	2012	2011	2010
Net Sales			
United States	**$ 4,873.2**	$ 4,517.2	$ 3,965.6
Canada	**579.3**	548.9	461.0
Other Americas	**805.3**	753.6	354.8
France	**703.3**	706.6	671.6
Other Europe	**2,444.7**	2,208.2	1,325.7
Asia	**784.7**	701.0	718.2
Consolidated	**$ 10,190.5**	$ 9,435.5	$ 7,496.9
Property, Plant & Equipment			
United States	**$ 572.9**	$ 503.6	$ 433.2
Canada	**19.3**	19.9	16.6
Other Americas	**88.5**	94.8	183.8
France	**71.1**	60.1	56.7
Other Europe	**329.5**	264.2	182.7
Asia	**252.4**	200.0	188.4
Consolidated	**$ 1,333.7**	$ 1,142.6	$ 1,061.4

Q. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at the end of each fiscal year were as follows:

(Millions of Dollars)	2012	2011
Deferred tax liabilities:		
Depreciation	$ **53.2**	$ 57.3
Amortization of intangibles	**915.8**	933.6
Liability on undistributed foreign earnings	**436.9**	421.8
Discharge of indebtedness	**15.5**	26.1
Inventories	**22.2**	24.2
Deferred revenue	**12.4**	20.6
Other	**67.6**	54.8
Total deferred tax liabilities	$ **1,523.6**	$ 1,538.4
Deferred tax assets:		
Employee benefit plans	$ **413.0**	$ 408.4
Doubtful accounts	**7.0**	16.0
Accruals	**109.5**	133.7
Restructuring charges	**32.9**	4.4
Debt amortization	**31.3**	24.7
Operating loss, capital loss and tax credit carry forwards	**635.0**	353.2
Currency and derivatives	**49.1**	43.2
Other	**89.7**	120.9
Total deferred tax assets	$ **1,367.5**	$ 1,104.5
Net Deferred Tax Liabilities before Valuation Allowance	$ **156.1**	$ 433.9
Valuation allowance	$ **552.6**	$ 300.4
Net Deferred Tax Liabilities after Valuation Allowance	$ **708.7**	$ 734.3

Net operating loss carry forwards of $891.0 million as of December 29, 2012, are available to reduce future tax obligations of certain U.S. and foreign companies. The net operating loss carry forwards have various expiration dates beginning in 2013 with certain jurisdictions having indefinite carry forward periods. The U.S. federal capital loss carry forward of $808.5 million begins expiring in 2015. The increase in the capital loss carry forward is attributable to the sale of shares for the U.S. HHI business. The U.S. foreign tax credit carry forwards of $69.6 million and research and development tax credit carry forwards of $7.2 million begin expiring in 2019 and 2030, respectively.

A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized. The Company recorded a valuation allowance of $552.6 million and $300.4 million for deferred tax assets existing as of December 29, 2012 and December 31, 2011, respectively. The valuation allowance is primarily attributable to foreign and state net operating loss carry forwards and a U.S. federal capital loss carry forward. A significant portion of the increase in the valuation allowance for the period ended December 29, 2012 pertains to the U.S. capital loss realized upon the sale of the HHI business. Capital losses are only allowed to offset capital gains, of which none are expected to be realized as of December 29, 2012.

The classification of deferred taxes as of December 29, 2012 and December 31, 2011 is as follows:

	2012		2011	
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current	$ **(142.1)**	$ **36.3**	$ (102.0)	$ 56.0
Non-current	**(132.4)**	**946.9**	(70.7)	851.0
Total	$ **(274.5)**	$ **983.2**	$ (172.7)	$ 907.0

Income tax expense (benefit) attributable to continuing operations consisted of the following:

(Millions of Dollars)		2012		2011		2010
Current:						
Federal	$	**11.6**	$	(149.8)	$	(90.9)
Foreign		**107.5**		200.1		91.0
State		**8.8**		9.3		5.4
Total current	$	**127.9**	$	59.6	$	5.5
Deferred:						
Federal	$	**15.8**	$	27.8	$	44.3
Foreign		**(57.7)**		(31.0)		(28.4)
State		**(7.1)**		(6.3)		(3.4)
Total deferred		**(49.0)**		(9.5)		12.5
Income taxes on continuing operations	$	**78.9**	$	50.1	$	18.0

Net income taxes paid during 2012, 2011 and 2010 were $248.4 million, $114.7 million and $83.6 million, respectively. The 2012 amount includes refunds of $50.6 million primarily related to a U.S. NOL carryback claim. The 2011 amount includes refunds of $74.6 million primarily relating to prior year overpayments and prepaid taxes. The 2010 amount includes U.S. Federal refunds of $77.4 million primarily relating to an NOL carry back, an audit settlement and a prior year overpayment. During 2012, 2011 and 2010, the Company had tax holidays in the Czech Republic and China resulting in a reduction of tax expense amounting to $3.1 million, $3.5 million, and $2.9 million, respectively. The tax holiday in the Czech Republic expired during 2011 while a portion of the tax holiday in China expires in 2015.

The reconciliation of the U.S. federal statutory income tax to the income taxes on continuing operations is as follows:

(Millions of Dollars)		2012		2011		2010
Tax at statutory rate	$	**184.5**	$	226.9	$	56.4
State income taxes, net of federal benefits		**1.5**		(2.2)		1.6
Difference between foreign and federal income tax		**(110.2)**		(91.2)		(64.4)
Tax accrual reserve		**48.4**		19.4		7.3
Audit settlements		**(49.0)**		(73.4)		(36.0)
NOL & Valuation Allowance related items		**3.2**		(1.8)		12.4
Foreign dividends and related items		**15.0**		(10.9)		7.8
Merger related costs		**(6.9)**		6.4		50.1
Change in deferred tax liabilities on undistributed foreign earnings		**(17.2)**		(26.2)		(10.6)
Statutory income tax rate change		**(5.2)**		(1.3)		1.5
Other-net		**14.8**		4.4		(8.1)
Income taxes on continuing operations	$	**78.9**	$	50.1	$	18.0

The components of earnings from continuing operations before income taxes consisted of the following:

(Millions of Dollars)		2012		2011		2010
United States	$	**271.6**	$	171.9	$	(201.3)
Foreign		**256.0**		476.5		369.9
Earnings from continuing operations before income taxes	$	**527.6**	$	648.4	$	168.6

Except for certain legacy Black & Decker foreign earnings as described below, all undistributed foreign earnings of the Company at December 29, 2012, in the amount of approximately $3,902.0 million are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for tax that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. As of March 12, 2010, the Company made a determination to repatriate $1,636.1 million of legacy Black & Decker foreign earnings on which U.S. income taxes had not previously been provided. As a result of this repatriation decision, in conjunction with the purchase accounting and ASC 805, the Company has recorded deferred tax liabilities of $436.9 million at December 29, 2012.

The Company's liabilities for unrecognized tax benefits relate to U.S. and various foreign jurisdictions. The following table summarizes the activity related to the unrecognized tax benefits:

(Millions of Dollars)	2012	2011	2010
Balance at beginning of year	**$ 214.2**	$ 273.1	$ 30.3
Adjustment for 2010 Merger and acquisitions	**—**	—	317.6
Additions based on tax positions related to current year	**21.5**	46.3	18.4
Additions based on tax positions related to prior years	**46.5**	26.7	0.7
Reductions based on tax positions related to prior years	**(69.6)**	(96.6)	(36.3)
Settlements	**(1.0)**	(22.4)	(41.0)
Statute of limitations expirations	**(4.4)**	(12.9)	(16.6)
Balance at end of year	**$ 207.2**	$ 214.2	$ 273.1

The gross unrecognized tax benefits at December 29, 2012 and December 31, 2011 includes $179.4 million and $185.4 million, respectively, of tax benefits that, if recognized, would impact the effective tax rate. The liability for potential penalties and interest related to unrecognized tax benefits was increased by $7.6 million in 2012, decreased by $14.2 million in 2011 and decreased by $6.5 million in 2010. The liability for potential penalties and interest totaled $33.5 million as of December 29, 2012 and $25.9 million as of December 31, 2011. The Company classifies all tax-related interest and penalties as income tax expense. During 2012, 2011 and 2010, the Company recognized tax benefits of $49.0 million, $73.4 million and $36.0 million attributable to favorable settlements of certain tax contingencies, due to a change in the facts and circumstances that did not exist at the acquisition date related to the resolution of legacy Black & Decker income tax audits.

The Company considers many factors when evaluating and estimating its tax positions and the impact on income tax expense, which may require periodic adjustments and which may not accurately anticipate actual outcomes. It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits or final decisions in transfer pricing matters. At this time, an estimate of the range of reasonably possible outcomes is $3 million to $8 million.

The Company is subject to the examination of its income tax returns by the Internal Revenue Service and other tax authorities. For The Black & Decker Corporation, tax years 2008, 2009 and March 12, 2010 have been settled with the Internal Revenue Service as of December 29, 2012. For Stanley Black & Decker, Inc. tax years 2008 and 2009 are currently under audit. The Company also files many state and foreign income tax returns in jurisdictions with varying statutes of limitations. Tax years 2008 and forward generally remain subject to examination by most state tax authorities. In significant foreign jurisdictions, tax years 2003 and forward generally remain subject to examination, while in Germany tax years 1999 and forward remain subject to examination.

R. COMMITMENTS AND GUARANTEES

COMMITMENTS — The Company has non-cancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. Minimum payments have not been reduced by minimum sublease rentals of $4.2 million due in the future under non-cancelable subleases. Rental expense, net of sublease income, for operating leases was $148.7 million in 2012, $145.7 million in 2011, and $142.0 million in 2010.

The following is a summary of the Company's future commitments which span more than one future fiscal year:

(Millions of Dollars)	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$ 393.9	$ 112.4	$ 78.9	$ 55.8	$ 41.4	$ 30.6	$ 74.8
Marketing commitments	50.0	27.0	8.0	6.0	4.0	—	5.0
Total	$ 443.9	$ 139.4	$ 86.9	$ 61.8	$ 45.4	$ 30.6	$ 79.8

The Company has numerous assets, predominantly real estate, vehicles and equipment, under various lease arrangements. The Company routinely exercises various lease renewal options and from time to time purchases leased assets for fair value at the end of lease terms.

The Company is a party to a synthetic lease for one of its major distribution centers. The program qualifies as an operating lease for accounting purposes, where only the monthly lease cost is recorded in earnings and the liability and value of underlying assets are off-balance sheet. As of December 29, 2012, the estimated fair value of assets and remaining obligation for the property were $30.8 million and $26.6 million, respectively.

GUARANTEES — The Company's financial guarantees at December 29, 2012 are as follows:

(Millions of Dollars)	Term	Maximum Potential Payment	Carrying Amount of Liability
Guarantees on the residual values of leased properties	**One to four years**	$ 26.6	$ —
Standby letters of credit	**Up to three years**	71.5	—
Commercial customer financing arrangements	**Up to six years**	17.2	13.0
Total		$ 115.3	$ 13.0

The Company has guaranteed a portion of the residual value arising from its previously mentioned synthetic lease. The lease guarantees aggregate $26.6 million while the fair value of the underlying assets is estimated at $30.8 million. The related assets would be available to satisfy the guarantee obligations and therefore it is unlikely the Company will incur any future loss associated with these lease guarantees.

The Company has issued $71.5 million in standby letters of credit that guarantee future payments which may be required under certain insurance programs.

The Company provides various limited and full recourse guarantees to financial institutions that provide financing to U.S. and Canadian Mac Tool distributors and franchisees for their initial purchase of the inventory and truck necessary to function as a distributor and franchisee. In addition, the Company provides limited and full recourse guarantees to financial institutions that extend credit to certain end retail customers of its U.S. Mac Tool distributors and franchisees. The gross amount guaranteed in these arrangements is $17.2 million and the $13.0 million carrying value of the guarantees issued is recorded in debt and other liabilities as appropriate in the Consolidated Balance Sheet.

The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

Following is a summary of the warranty liability activity for the years ended December 29, 2012, December 31, 2011, and January 1, 2011:

(Millions of Dollars)	2012	2011	2010
Balance beginning of period	$ **124.9**	$ 114.9	$ 66.9
Warranties and guarantees issued	**86.3**	88.4	85.7
Liability assumed from Merger and acquisitions	**0.2**	10.5	52.7
Warranty payments and currency	**(87.4)**	(88.9)	(90.4)
Balance end of period	$ **124.0**	$ 124.9	$ 114.9

S. CONTINGENCIES

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability, workers' compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures.

In connection with the Merger, the Company assumed certain commitments and contingent liabilities. Black & Decker is a party to litigation and administrative proceedings with respect to claims involving the discharge of hazardous substances into the environment. Some of these assert claims for damages and liability for remedial investigations and clean-up costs with respect to sites that have never been owned or operated by Black & Decker but at which Black & Decker has been identified as a potentially responsible party. Other matters involve current and former manufacturing facilities.

The Environmental Protection Agency ("EPA") and the Santa Ana Regional Water Quality Control Board have each initiated administrative proceedings against Black & Decker and certain of its current or former affiliates alleging that Black & Decker and numerous other defendants are responsible to investigate and remediate alleged groundwater contamination in and adjacent to a 160-acre property located in Rialto, California. The EPA and the cities of Colton and Rialto, as well as Goodrich Corporation, also initiated lawsuits against Black & Decker and certain of its former or current affiliates in the Federal District Court for California, Central District alleging similar claims that Black & Decker is liable under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Resource Conservation and Recovery Act, and state law for the discharge or release of hazardous substances into the environment and the contamination caused by those alleged releases. The City of Colton also has a companion case in California State court. The City of Riverside has a similar suit in California State Court with similar claims and the same parties. Both of these cases are currently stayed for all purposes. Certain defendants in that case have cross-claims against other defendants and have asserted claims against the State of California. The administrative proceedings and the lawsuits generally allege that West Coast Loading Corporation ("WCLC"), a defunct company that operated in Rialto between 1952 and 1957, and an as yet undefined number of other defendants are responsible for the release of perchlorate and solvents into the groundwater basin, and that Black & Decker and certain of its current or former affiliates are liable as a "successor" of WCLC. The Company's settlement discussions among the EPA and numerous other parties progressed throughout late 2012, culminating in the settlement of the EPA's claims against the Company, as well as all other administrative proceedings and lawsuits involving Black & Decker related to the WCLC site, except for the City of Riverside's state court lawsuit. (That lawsuit has been stayed and will, the Company believes, ultimately be mooted by the implementation of an interim and final remedy at the site.) This settlement is embodied in a Consent Decree that was filed with the United States District Court for the Central District of California on or about December 4, 2012. The Consent Decree is a public document, subject to public comment and ultimately, court approval. In substance, Emhart Industries, Inc. (a dissolved, former indirectly wholly-owned subsidiary of The Black & Decker Corporation) ("Emhart") has agreed to be responsible for an interim remedy at the site, which remedy will be funded by (i) amounts gathered by EPA from multiple parties and placed in trust, and, to the extent necessary, (ii) Emhart's affiliate. The interim remedy requires the construction of a water treatment facility and the filtering of ground water at or around the Rialto property for a period of approximately 30 years or more.

The EPA has asserted claims in federal court in Rhode Island against certain current and former affiliates of Black & Decker related to environmental contamination found at the Centredale Manor Restoration Project Superfund site, located in North Providence, Rhode Island. The EPA has discovered a variety of contaminants at the site, including but not limited to, dioxins, polychlorinated biphenyls, and pesticides. The EPA alleges that Black & Decker and certain of its current and former affiliates are liable for site clean-up costs under CERCLA as successors to the liability of Metro-Atlantic, Inc., a former operator at the site, and demanded reimbursement of the EPA's costs related to this site. Black & Decker and certain of its current and former affiliates contest the EPA's allegation that they are responsible for the contamination, and have asserted contribution claims, counterclaims and cross-claims against a number of other potentially responsible parties, including the federal government as well as insurance carriers. The EPA released its Record of Decision ("ROD") in September 2012, which identified and described the EPA's selected remedial alternative for the site. Black & Decker and certain of its current and former affiliates are contesting the EPA's selection of the remedial alternative set forth in the ROD, on the grounds that the EPA's actions were arbitrary and capricious and otherwise not in accordance with law, and have proposed other equally-protective, more cost-effective alternatives. The Company's estimated remediation costs related to this Centredale site (including the EPA's past costs as well as costs of additional investigation, remediation, and related costs such as EPA's oversight costs, less escrowed funds contributed by primary potentially responsible parties (PRPs) who have reached settlement agreements with the EPA), which the Company considers to be probable and reasonably estimable, range from approximately $68.1 million to $139.7 million, with no amount within that range representing a more likely outcome until such time as the litigation is resolved through judgment of compromise. The Company's reserve for this environmental remediation matter of $68.1 million reflects the fact that the EPA considers Metro-Atlantic, Inc. to be a primary source of contamination at the site. As the specific nature of the environmental remediation activities that may be mandated by the EPA at this site have not yet been finally determined through the on-going litigation, the ultimate remedial costs associated with the site may vary from the amount accrued by the Company at December 29, 2012.

In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a PRP in a number of administrative proceedings for the remediation of various waste sites, including 31 active Superfund sites. Current laws potentially impose joint and several liabilities upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the Company's volumetric contribution at these sites.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 29, 2012 and December 31, 2011, the Company had reserves of $188.0 million and $164.8 million, respectively, for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of the 2012 amount, $6.0 million is classified as current and $182.0 million as long-term which is expected to be paid over the estimated remediation period. As of December 29, 2012, the Company has recorded an asset of $24.3 million related to funding by EPA and placed in trust in accordance with the Consent Decree associated with WCLC, as previously discussed. Accordingly, the cash obligation as of December 29, 2012 of the Company associated with the aforementioned remediation activities is $163.7 million. The range of environmental remediation costs that is reasonably possible is $141.3 million to $282.5 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments beyond the current year that are fixed or reliably determinable have been discounted using a rate of 1.6% to 2.8%, depending on the expected timing of disbursements. The discounted and undiscounted amount of the liability relative to these sites is $20.0 million and $31.0 million, respectively. The payments relative to these sites are expected to be $1.8 million in 2013, $1.5 million in 2014, $2.2 million in 2015, $1.4 million in 2016, $1.0 million in 2017 and $23.1 million thereafter.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

T. DISCONTINUED OPERATIONS

In October 2012, the Company entered into a definitive agreement to sell its Hardware & Home Improvement business ("HHI") to Spectrum Brands Holdings, Inc. ("Spectrum") for approximately $1.4 billion in cash, with the price subject to revision for the level of working capital at the date of sale. The purchase and sale agreement stipulates that the sale occur in a First and Second Closing, for approximately $1.3 billion and $100 million, respectively. HHI is a provider of residential locksets, residential builders hardware and plumbing products marketed under the Kwikset, Weiser, Baldwin, Stanley, National and Pfister brands. The majority of the HHI business was part of the Company's Security segment, with the remainder being part of the Company's CDIY segment. The divestiture of the HHI business is part of the continued diversification of the Company's revenue streams and geographic footprint. The HHI sale also includes the residential portion of the Tong Lung hardware business, which the Company acquired in the third quarter of 2012. The First Closing occurred on December 17, 2012 in which HHI, excluding the residential portion of the Tong Lung business, was sold for $1.261 billion in cash. The First Closing of the HHI sale resulted in an after-tax gain of $358.9 million. The Second Closing to sell the residential Tong Lung business for approximately $100 million is expected to occur no later than April 2013. The $100 million payment relating to the Second Closing has been held in escrow at December 29, 2012.

As part of the purchase and sale agreement, the Company will perform transition services relating to certain administrative functions for Spectrum primarily for a period of one year or less, pending Spectrum's integration of these functions into their pre-existing business processes. Spectrum will pay a transition service fee to the Company as reimbursement for transition service costs incurred. As discussed above, the divestiture of the residential Tong Long portion of the HHI business for $100 million is expected to occur no later than April 2013 and accordingly, there will be continuing cash flows associated with Tong Long. The Company evaluated the transition services and other continuing involvement and concluded that the expected continuing cash flows are not a significant portion of the disposed business.

During 2011, the Company sold three small businesses for total cash proceeds of $27.1 million and a cumulative after-tax loss of $18.8 million. These businesses were sold as the related product lines provided limited growth opportunity or were not considered part of the Company's core offerings.

As a result of these actions, the operating results of the businesses above, including the related gain and loss, are reported as discontinued operations. Amounts previously reported have been reclassified to conform to this presentation in accordance with ASC 205 to allow for meaningful comparison of continuing operations. The Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011 aggregate amounts associated with discontinued operations as described above. Summarized operating results of discontinued operations are presented in the following table:

(Millions of Dollars)		2012		2011		2010
Net Sales	$	**930.6**	$	1,001.9	$	913.0
Earnings from discontinued operations before income taxes (including pretax gain on HHI sale of $384.7 million in 2012)	$	**503.5**	$	114.9	$	68.4
Income taxes on discontinued operations (including income taxes for gain on HHI sale of $25.8 million in 2012)		**69.2**		38.7		20.8
Net earnings from discontinued operations	$	**434.3**	$	76.2	$	47.6

As of December 29, 2012, assets and liabilities held for sale relating to the residential portion of the Tong Lung business totaled $133.4 million and $30.3 million, respectively. The carrying amounts of the assets and liabilities that were aggregated in assets held for sale and liabilities held for sale as of December 31, 2011 are presented in the following table:

(Millions of Dollars)	2011
Accounts and notes receivable, net	**108.2**
Inventories, net	**167.7**
Property, Plant and Equipment, net	**108.3**
Goodwill and other intangibles, net	**655.0**
Other Assets	**11.0**
Total assets	**1,050.2**
Accounts payable and accrued expenses	**152.5**
Other liabilities	**61.4**
Total liabilities	**213.9**

U. PARENT AND SUBSIDIARY DEBT GUARANTEES

The following debt obligations were issued by Stanley Black & Decker, Inc. ("Stanley") and are fully and unconditionally guaranteed by The Black & Decker Corporation ("Black & Decker"), a 100% owned direct subsidiary of Stanley: 4.90% Notes due 2012; 6.15% Notes due 2013;3.40% Notes due 2021; 2.90% Notes due 2022; and the 2040 Term Bonds (collectively, the "Stanley Notes").

The following notes were issued by Black & Decker and are fully and unconditionally guaranteed by Stanley: 8.95% Notes due 2014; 4.75% Notes due 2014; and 5.75% Notes due 2016; (collectively, the "Black & Decker Notes").

The following Stanley Notes and Black & Decker Notes are no longer issued and outstanding, and accordingly, not included in the condensed consolidating balance sheet for the year ended December 29, 2012: 4.90% Notes due 2012; 6.15% Notes due 2013; 8.95% Notes due 2014; and 4.75% Notes due 2014.

The Stanley Notes and the Black & Decker Notes were issued under indentures attached as Exhibits to the Company's Annual Report on Form 10-K. Each of the Black & Decker Notes and Black & Decker's guarantee of the Stanley Notes rank equally with all of Black & Decker's other unsecured and unsubordinated indebtedness. The Stanley Guarantees of the Black & Decker Notes are unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsecured and unsubordinated indebtedness.

The following tables, in accordance with Rule 3-10(e) of Regulation S-X for the Stanley Notes, and Rule 3-10(c) of Regulation S-X for the Black & Decker Notes, present the condensed consolidating statements of operations and comprehensive income for the years ended December 29, 2012, December 31, 2011, and January 1, 2011; the condensed consolidating balance sheets as of December 29, 2012 and December 31, 2011; and the condensed consolidating statements of cash flows for the years ended December 29, 2012, December 31, 2011, and January 1, 2011. The condensed consolidated financial statements for the year ended January 1, 2011 include the results of Black & Decker from the Merger date. In the condensed consolidating statement of cash flow for the year ended December 31, 2011, certain changes were made to the prior year presentation for cash provided by investing activities.

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations and Comprehensive Income
(Unaudited, Millions of Dollars)
Year Ended December 29, 2012

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,396.2	$ —	$ 9,163.2	$ (368.9)	$ 10,190.5
COSTS AND EXPENSES					
Cost of sales	972.5	—	5,812.3	(298.9)	6,485.9
Selling, general and administrative	696.7	19.6	1,874.1	(70.0)	2,520.4
Other-net	(50.5)	(100.2)	452.6	—	301.9
Restructuring charges and asset impairments	3.4	—	171.7	—	175.1
Loss on debt extinguishment	9.2	36.3	—	—	45.5
Interest expense, net	93.1	38.7	2.3	—	134.1
	1,724.4	(5.6)	8,313.0	(368.9)	9,662.9
(Loss) earnings from continuing operations before income taxes (benefit) and equity in earnings of subsidiaries	(328.2)	5.6	850.2	—	527.6
Income taxes (benefit) on continuing operations before equity in earnings of subsidiaries	(105.9)	2.8	182.0	—	78.9
Equity in earnings of subsidiaries	671.8	567.3	—	(1,239.1)	—
Earnings from continuing operations	449.5	570.1	668.2	(1,239.1)	448.7
Less: Net (loss) attributable to non-controlling interests	—	—	(0.8)	—	(0.8)
Net earnings from continuing operations attributable to common shareowners	449.5	570.1	669.0	(1,239.1)	449.5
Net earnings from discontinued operations	434.3	458.7	460.4	(919.1)	434.3
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 883.8	$ 1,028.8	$ 1,129.4	$ (2,158.2)	$ 883.8
Total Comprehensive Income Attributable to Common Shareowners	$ 845.0	$ 570.0	$ 1,163.7	$ (1,733.7)	$ 845.0

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations and Comprehensive Income
(Unaudited, Millions of Dollars)
Year Ended December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,380.2	$ —	$ 8,420.2	$ (364.9)	$ 9,435.5
COSTS AND EXPENSES					
Cost of sales	942.3	—	5,318.5	(293.5)	5,967.3
Selling, general and administrative	647.3	3.0	1,802.0	(71.4)	2,380.9
Other-net	(10.4)	(87.7)	353.8	—	255.7
Restructuring charges and asset impairments	7.0	—	62.3	—	69.3
Interest expense, net	76.0	49.8	(11.9)	—	113.9
	1,662.2	(34.9)	7,524.7	(364.9)	8,787.1
(Loss) earnings from continuing operations before income taxes (benefit) and equity in earnings of subsidiaries	(282.0)	34.9	895.5	—	648.4
Income taxes (benefit) on continuing operations before equity in earnings of subsidiaries	(90.9)	13.4	127.6	—	50.1
Equity in earnings of subsidiaries	789.5	525.0	—	(1,314.5)	—
Earnings from continuing operations	598.4	546.5	767.9	(1,314.5)	598.3
Less: Net (loss) attributable to non-controlling interests	—	—	(0.1)	—	(0.1)
Net earnings from continuing operations attributable to common shareowners	598.4	546.5	768.0	(1,314.5)	598.4
Net earnings from discontinued operations	76.2	43.3	76.2	(119.5)	76.2
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 674.6	$ 589.8	$ 844.2	$ (1,434.0)	$ 674.6
Total Comprehensive Income Attributable to Common Shareowners	$ 441.7	$ 521.7	$ 620.2	$ (1,141.9)	$ 441.7

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations and Comprehensive Income
(Millions of Dollars)
Year Ended January 1, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,565.4	$ —	$ 6,328.0	$ (396.5)	$ 7,496.9
COSTS AND EXPENSES					
Cost of sales	1,043.1	—	4,086.1	(322.6)	4,806.6
Selling, general and administrative	560.9	96.3	1,420.7	(73.9)	2,004.0
Other-net	38.4	(207.7)	354.2	—	184.9
Restructuring charges and asset impairments	25.4	91.3	115.0	—	231.7
Interest expense, net	56.0	89.5	(44.4)	—	101.1
	1,723.8	69.4	5,931.6	(396.5)	7,328.3
(Loss) earnings from continuing operations before income taxes (benefit) and equity in earnings of subsidiaries	(158.4)	(69.4)	396.4	—	168.6
Income taxes (benefit) on continuing operations before equity in earnings of subsidiaries	(35.6)	(29.2)	82.8	—	18.0
Equity in earnings of subsidiaries	273.4	138.7	—	(412.1)	—
Earnings from continuing operations	150.6	98.5	313.6	(412.1)	150.6
Less: Net earnings attributable to non-controlling interests	—	—	—	—	—
Net earnings from continuing operations attributable to common shareowners	150.6	98.5	313.6	(412.1)	150.6
Net earnings from discontinued operations	47.6	24.0	47.6	(71.6)	47.6
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 198.2	$ 122.5	$ 361.2	$ (483.7)	$ 198.2
Total Comprehensive Income Attributable to Common Shareowners	$ 158.4	$ (51.8)	$ 470.4	$ (418.6)	$ 158.4

Stanley Black & Decker, Inc.
Condensed Consolidating Balance Sheet
(Millions of Dollars)
December 29, 2012

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 83.5	$ 1.5	$ 631.0	$ —	$ 716.0
Accounts and notes receivable, net	111.5	0.7	1,426.0	—	1,538.2
Inventories, net	139.9	—	1,176.7	—	1,316.6
Assets held for sale	—	—	133.4	—	133.4
Other current assets	46.8	—	347.3	—	394.1
Total Current Assets	381.7	2.2	3,714.4	—	4,098.3
Property, plant and equipment, net	217.4	—	1,116.3	—	1,333.7
Goodwill and intangible assets, net	148.2	1,415.1	8,392.4	—	9,955.7
Investment in subsidiaries	10,530.1	2,861.9	—	(13,392.0)	—
Intercompany receivables	—	7,763.2	8,916.7	(16,679.9)	—
Other assets	57.8	70.1	328.4	—	456.3
Total Assets	$ 11,335.2	$ 12,112.5	$ 22,468.2	$ (30,071.9)	$ 15,844.0
LIABILITIES AND SHAREOWNERS' EQUITY					
Current Liabilities					
Short-term borrowings	$ —	$ —	$ 1.1	$ —	$ 1.1
Current maturities of long-term debt	5.3	2.8	2.3	—	10.4
Accounts payable and accrued expenses	288.6	37.7	2,705.3	—	3,031.6
Liabilities held for sale	—	—	30.3	—	30.3
Total Current Liabilities	293.9	40.5	2,739.0	—	3,073.4
Long-term debt	3,028.0	324.0	174.5	—	3,526.5
Other liabilities	(54.5)	619.8	1,951.7	—	2,517.0
Intercompany payables	1,400.7	9,291.8	5,987.4	(16,679.9)	—
Accumulated other comprehensive loss	(388.0)	(701.2)	(133.8)	835.0	(388.0)
Other shareowners' equity	7,055.1	2,537.6	11,689.4	(14,227.0)	7,055.1
Non-controlling interests	—	—	60.0	—	60.0
Total Shareowners' Equity	6,667.1	1,836.4	11,615.6	(13,392.0)	6,727.1
Total Liabilities and Shareowners' Equity	$ 11,335.2	$ 12,112.5	$ 22,468.2	$ (30,071.9)	$ 15,844.0

Stanley Black & Decker, Inc.
Condensed Consolidating Balance Sheet
(Millions of Dollars)
December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 56.2	$ 1.4	$ 849.3	$ —	$ 906.9
Accounts and notes receivable, net	97.8	—	1,347.2	—	1,445.0
Inventories, net	117.2	—	1,153.7	—	1,270.9
Assets held for sale	—	—	1,050.2	—	1,050.2
Other current assets	90.7	10.4	315.4	—	416.5
Total Current Assets	361.9	11.8	4,715.8	—	5,089.5
Property, plant and equipment, net	193.1	—	949.5	—	1,142.6
Goodwill and intangible assets, net	181.9	1,623.5	7,576.7	—	9,382.1
Investment in subsidiaries	10,196.8	3,978.4	—	(14,175.2)	—
Intercompany receivables	—	9,210.6	8,700.4	(17,911.0)	—
Other assets	35.8	55.2	243.8	—	334.8
Total Assets	$ 10,969.5	$ 14,879.5	$ 22,186.2	$ (32,086.2)	$ 15,949.0
LIABILITIES AND SHAREOWNERS' EQUITY					
Current Liabilities					
Short-term borrowings	$ —	$ —	$ 0.2	$ —	$ 0.2
Current maturities of long-term debt	523.8	—	2.6	—	526.4
Accounts payable and accrued expenses	382.3	(0.8)	2,207.9	—	2,589.4
Liabilities held for sale	—	—	213.9		213.9
Total Current Liabilities	906.1	(0.8)	2,424.6	—	3,329.9
Long-term debt	1,722.2	1,031.9	171.7	—	2,925.8
Other liabilities	(32.3)	167.2	2,491.6	—	2,626.5
Intercompany payables	1,369.9	8,502.6	8,038.5	(17,911.0)	—
Accumulated other comprehensive loss	(349.2)	(242.4)	(168.1)	410.5	(349.2)
Other shareowners' equity	7,352.8	5,421.0	9,164.7	(14,585.7)	7,352.8
Non-controlling interests	—	—	63.2	—	63.2
Total Shareowners' Equity	7,003.6	5,178.6	9,059.8	(14,175.2)	7,066.8
Total Liabilities and Shareowners' Equity	$ 10,969.5	$ 14,879.5	$ 22,186.2	$ (32,086.2)	$ 15,949.0

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Cash Flow
(Millions of Dollars)
Year Ended December 29, 2012

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (791.8)	$ (67.9)	$ 1,825.9	$ —	$ 966.2
Investing Activities					
Capital expenditures	(63.0)	—	(323.0)	—	(386.0)
Proceeds from sales of assets	0.9	—	8.7	—	9.6
Business acquisitions, net of cash acquired	(453.8)	(2.5)	(251.0)	—	(707.3)
Proceeds from sales of businesses, net of cash sold	146.0	10.0	1,104.6	—	1,260.6
Intercompany payables and receivables	1,797.1	1,686.8	—	(3,483.9)	—
Other investing activities	3.8	2.0	—	—	5.8
Cash (used in) provided by investing activities	1,431.0	1,696.3	539.3	(3,483.9)	182.7
Financing Activities					
Payments on long-term debt	(771.3)	(650.0)	(1.0)	—	(1,422.3)
Proceeds from debt issuance	1,523.5	—	—	—	1,523.5
Net repayments on short-term borrowings	—	—	(19.0)	—	(19.0)
Stock purchase contract fees	(3.2)	—	—	—	(3.2)
Purchase of common stock for treasury	(1,073.9)	—	—	—	(1,073.9)
Net premium paid for equity option	(29.5)	—	—	—	(29.5)
Premium paid on debt extinguishment	(14.9)	(76.1)	—	—	(91.0)
Termination of interest rate swaps	37.6	20.6	—	—	58.2
Termination of forward starting interest rate swaps	(102.6)	—	—	—	(102.6)
Proceeds from issuances of common stock	126.4	—	—	—	126.4
Cash dividends on common stock	(304.0)	—	—	—	(304.0)
Intercompany payables and receivables	—	(922.8)	(2,561.1)	3,483.9	—
Cash (used in) provided by financing activities	(611.9)	(1,628.3)	(2,581.1)	3,483.9	(1,337.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2.4)	—	(2.4)
Increase (decrease) in cash and cash equivalents	27.3	0.1	(218.3)	—	(190.9)
Cash and cash equivalents, beginning of year	$ 56.2	$ 1.4	$ 849.3	$ —	$ 906.9
Cash and cash equivalents, end of year	$ 83.5	$ 1.5	$ 631.0	$ —	$ 716.0

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Cash Flow
(Millions of Dollars)
Year Ended December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (431.7)	$ (92.6)	$ 1,523.2	$ —	$ 998.9
Investing Activities					
Capital expenditures	(61.9)	—	(240.2)	—	(302.1)
Proceeds from sales of assets	—	—	29.4	—	29.4
Business acquisitions, net of cash acquired	—	—	(1,179.6)	—	(1,179.6)
Proceeds from sales of businesses, net of cash sold	—	—	27.1	—	27.1
Intercompany payables and receivables	342.8	1,563.6	—	(1,906.4)	—
Other investing activities	(17.9)	(18.1)	(3.1)	—	(39.1)
Cash (used in) provided by investing activities	263.0	1,545.5	(1,366.4)	(1,906.4)	(1,464.3)
Financing Activities					
Payments on long-term debt	—	(400.0)	(3.2)	—	(403.2)
Proceeds from debt issuance	420.1	—	0.9	—	421.0
Net repayments on short-term borrowings	—	—	(199.4)	—	(199.4)
Stock purchase contract fees	(3.2)	—	—	—	(3.2)
Purchase of common stock from treasury	(11.1)	—	—	—	(11.1)
Net premium paid for equity option	(19.6)	—	—	—	(19.6)
Proceeds from issuance of common stock	119.6	—	—	—	119.6
Cash dividends on common stock	(275.9)	—	—	—	(275.9)
Intercompany payables and receivables	—	(1,055.0)	(851.4)	1,906.4	—
Cash (used in) provided by financing activities	229.9	(1,455.0)	(1,053.1)	1,906.4	(371.8)
Effect of exchange rate changes on cash and cash equivalents	—	—	1.3	—	1.3
Increase (decrease) in cash and cash equivalents	61.2	(2.1)	(895.0)	—	(835.9)
Cash and cash equivalents, beginning of year	(5.0)	3.5	1,744.3	—	1,742.8
Cash and cash equivalents, end of year	$ 56.2	$ 1.4	$ 849.3	$ —	$ 906.9

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Cash Flow
(Millions of Dollars)
Year Ended January 1, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (520.5)	$ 55.4	$ 1,204.4	$ —	$ 739.3
Investing Activities					
Capital expenditures	(38.1)	(2.6)	(144.8)	—	(185.5)
Proceeds from sales of assets	5.7	0.9	4.4	—	11.0
Business acquisitions, net of cash acquired	(457.1)	(15.1)	(78.1)	—	(550.3)
Cash acquired from Black & Decker	—	1.8	947.6	—	949.4
Intercompany payables and receivables	498.0	453.5	—	(951.5)	—
Other investing activities	(1.5)	46.5	—	—	45.0
Cash (used in) provided by investing activities	7.0	485.0	729.1	(951.5)	269.6
Financing Activities					
Payments on long-term debt	(512.7)	—	(3.1)	—	(515.8)
Proceeds from debt issuance	1,009.8	—	—	—	1,009.8
Net repayments on short-term borrowings	(88.7)	(175.0)	0.1	—	(263.6)
Stock purchase contract fees	(7.7)	—	—	—	(7.7)
Purchase of common stock from treasury	(4.9)	—	—	—	(4.9)
Net premium paid for equity option	(50.3)	—	—	—	(50.3)
Termination of forward starting interest rate swaps	(48.4)	—	—	—	(48.4)
Proceeds from issuance of common stock	396.1	—	—	—	396.1
Cash dividends on common stock	(193.9)	(7.7)	—	—	(201.6)
Intercompany payables and receivables	—	(354.2)	(597.3)	951.5	—
Cash (used in) provided by financing activities	499.3	(536.9)	(600.3)	951.5	313.6
Effect of exchange rate changes on cash and cash equivalents	—	—	22.2	—	22.2
Increase (decrease) in cash and cash equivalents	(14.2)	3.5	1,355.4	—	1,344.7
Cash and cash equivalents, beginning of year	9.2	—	388.9	—	398.1
Cash and cash equivalents, end of year	$ (5.0)	$ 3.5	$ 1,744.3	$ —	$ 1,742.8

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(Millions of Dollars, except per share amounts)	Quarter				
	First	Second	Third	Fourth	Year
2012					
Net sales	$ 2,427.1	$ 2,568.0	$ 2,526.9	$ 2,668.5	$ 10,190.5
Gross profit	912.2	930.5	913.7	948.2	3,704.6
Selling, general and administrative expenses	637.8	626.4	614.0	642.2	2,520.4
Net earnings from continuing operations	105.4	126.1	86.7	130.5	448.7
Less: (Loss) earnings from non-controlling interest	(0.7)	(0.3)	(0.2)	0.4	(0.8)
Net earnings from continuing operations attributable to Stanley Black & Decker, Inc.	106.1	126.4	86.9	130.1	449.5
Net earnings from discontinued operations	15.7	28.4	28.3	362.0	434.3
Net earnings attributable to Stanley Black & Decker, Inc.	$ 121.8	$ 154.8	$ 115.2	$ 492.1	$ 883.8
Basic earnings per common share:					
Continuing operations	$ 0.64	$ 0.77	$ 0.53	$ 0.81	$ 2.75
Discontinued operations	0.10	0.17	0.17	2.24	2.66
Total basic earnings per common share	$ 0.74	$ 0.94	$ 0.71	$ 3.05	$ 5.41
Diluted earnings per common share:					
Continuing operations	$ 0.63	$ 0.75	$ 0.52	$ 0.79	$ 2.70
Discontinued operations	0.09	0.17	0.17	2.20	2.61
Total diluted earnings per common share	$ 0.72	$ 0.92	$ 0.69	$ 2.99	$ 5.30
2011					
Net sales	$ 2,142.7	$ 2,348.2	$ 2,379.2	$ 2,565.4	$ 9,435.5
Gross profit	803.9	871.6	882.3	910.4	3,468.2
Selling, general and administrative expenses	554.8	589.7	596.7	639.7	2,380.9
Net earnings from continuing operations	141.9	165.9	137.2	153.3	598.3
Less: (Loss) earnings from non-controlling interest	(0.3)	—	0.7	(0.5)	(0.1)
Net earnings from continuing operations attributable to Stanley Black & Decker, Inc.	142.2	165.9	136.5	153.8	598.4
Net earnings from discontinued operations	16.5	31.4	18.1	10.2	76.2
Net earnings attributable to Stanley Black & Decker, Inc.	$ 158.7	$ 197.3	$ 154.6	$ 164.0	$ 674.6
Basic earnings per common share:					
Continuing operations	$ 0.85	$ 0.99	$ 0.83	$ 0.94	$ 3.60
Discontinued operations	0.10	0.19	0.11	0.06	0.46
Total basic earnings per common share	$ 0.95	$ 1.17	$ 0.94	$ 1.00	$ 4.06
Diluted earnings per common share:					
Continuing operations	$ 0.83	$ 0.96	$ 0.81	$ 0.92	$ 3.52
Discontinued operations	0.10	0.18	0.11	0.06	0.45
Total diluted earnings per common share	$ 0.92	$ 1.14	$ 0.92	$ 0.98	$ 3.97

The quarterly amounts above have been adjusted for the divestiture of HHI, which has been excluded from continuing operations and is reported as a discontinued operation. Refer to Note T, Discontinued Operations, of the Notes to Consolidated Financial Statements in Item 8 for further discussion.

During 2012, the Company recognized $442 million ($329 million after tax), or $1.97 per diluted share, in charges on continuing operations primarily related to merger and acquisitions-related charges (including facility closure-related charges, integration-related administration costs and consulting fees, as well as transaction cost), the charges associated with the $200 million in cost actions implemented in 2012, as well as the charges associated with the extinguishment of debt during the third quarter of 2012. The impact of these merger and acquisition-related charges and effect on diluted earnings per share by quarter was as follows:

Merger and Acquisition-Related Charge	Diluted EPS Impact
• Q1 2012 — $80 million ($59 million after-tax)..	$0.35 per diluted share
• Q2 2012 — $74 million ($62 million after-tax)..	$0.37 per diluted share
• Q3 2012 — $157 million ($113 million after-tax)...	$0.68 per diluted share
• Q4 2012 — $131 million ($95 million after-tax)...	$0.58 per diluted share

In the third and fourth quarter of 2012, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $7 million, or $0.04 per diluted share, and $42 million, or $0.25 per diluted share, respectively.

During 2011, the Company recognized $236 million ($186 million after tax), or $1.09 per diluted share, in charges on continuing operations primarily related to the Black & Decker merger which included facility closure-related charges, integration-related administrative costs and consulting fees, transaction costs and severance. The impact of these merger and acquisition-related charges and effect on diluted earnings per share by quarter was as follows:

Merger and Acquisition-Related Charge	Diluted EPS Impact
• Q1 2011 — $32 million ($25 million after-tax)..	$0.14 per diluted share
• Q2 2011 — $48 million ($54 million after-tax)..	$0.31 per diluted share
• Q3 2011 — $77 million ($57 million after-tax)..	$0.34 per diluted share
• Q4 2011 — $79 million ($50 million after-tax)..	$0.30 per diluted share

In the first and second quarter of 2011, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $21 million, or $0.12 per diluted share, and $49 million, or $0.29 per diluted share, respectively.

EXHIBIT INDEX
STANLEY BLACK & DECKER, INC.
EXHIBIT LIST

Some of the agreements included as exhibits to this Annual Report on Form 10-K (whether incorporated by reference to earlier filings or otherwise) may contain representations and warranties, recitals or other statements that appear to be statements of fact. These agreements are included solely to provide investors with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. Representations and warranties, recitals, and other common disclosure provisions have been included in the agreements solely for the benefit of the other parties to the applicable agreements and often are used as a means of allocating risk among the parties. Accordingly, such statements (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Company; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms. Additional information about the Company may be found in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

3.1 (a) Restated Certificate of Incorporation dated September 15, 1998 (incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(b) Certificate of Amendment to the Restated Certificate of Incorporation dated December 21, 2009 (incorporated by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(c) Certificate of Amendment to the Restated Certificate of Incorporation dated March 12, 2010 (incorporated by reference to Exhibit 3(iii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(d) Certificate of Amendment to the Restated Certificate of Incorporation dated November 5, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(e) Certificate of Amendment to the Restated Certificate of Incorporation dated April 17, 2012 (incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed on May 2, 2012).

3.2 (a) Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) Amendment to Amended and Restated Bylaws dated February 15, 2011 (incorporated by reference to Exhibit 3(ii) to the Company's Current Report on Form 8-K filed on February 16, 2011).

(c) Amendment to Amended and Restated Bylaws dated April 17, 2012 (incorporated by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed on May 2, 2012).

4.1 (a) Indenture, dated as of June 26, 1998, by and among Black & Decker Holdings Inc., as Issuer, The Black & Decker Corporation, as Guarantor, and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of June 26, 1998, by and among Black & Decker Holdings, Inc., as issuer, The Black & Decker Corporation, as guarantor and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.2 (a) Indenture, dated as of June 5, 2001, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of June 5, 2001, between The Black & Decker Corporation and The Bank of New York Mellon (formerly, The Bank of New York), as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.3 (a) Senior Indenture, dated as of November 1, 2002 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, defining the rights of holders of 3 1/2% Notes Due November 1, 2007, 4 9/10% Notes due November 1, 2012 and 6.15% Notes due 2013 (incorporated by reference to Exhibit 4(vi) to the Company's Annual Report on Form 10-K for the year ended December 28, 2002).

(b) Second Supplemental Indenture dated as of March 12, 2010 to the Indenture dated as of November 1, 2002 between The Stanley Works and The Bank of New York Mellon Trust Company, as successor trustee to JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(c) Third Supplemental Indenture dated as of September 3, 2010, to the Indenture dated as of November 1, 2002, among Stanley Black & Decker, Inc., The Black & Decker Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on September 7, 2010).

(d) Fourth Supplemental Indenture, dated as of November 22, 2011, among Stanley Black & Decker, Inc., The Black & Decker Corporation, as Guarantor, and the Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 3.40% Notes due 2021(incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 22, 2011).

(e) Fifth Supplemental Indenture, dated as of November 6, 2012, among Stanley Black & Decker, Inc., The Black & Decker Corporation, as Guarantor, and the Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 2.90% Notes due 2022 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 6, 2012).

4.4 (a) Indenture, dated as of October 18, 2004, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of October 18, 2004 between The Black & Decker Corporation and The Bank of New York Mellon (formerly, The Bank of New York) as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.5 (a) Indenture, dated November 22, 2005, between The Stanley Works and HSBC Bank USA, National Association, as indenture trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K dated November 29, 2005).

(b) First Supplemental Indenture, dated November 22, 2005, between The Stanley Works and HSBC Bank USA, National Association, as indenture trustee (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K dated November 29, 2005).

(c) Second Supplemental Indenture dated as of November 5, 2010, to the Indenture dated as of November 22, 2005, between Stanley Black & Decker, Inc. and HSBC Bank USA, National Association, as trustee (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K filed on November 9, 2010).

(d) Third Supplemental Indenture dated July 25, 2012, between the Company and HSBC Bank USA, National Association, as trustee, related to the 5.75% Junior Subordinated Debentures due 2052 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on July 25, 2012).

(e) Form of 5.75% Junior Subordinated Debentures due 2052 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated July 25, 2012).

4.6 (a) Indenture, dated as of November 16, 2006, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture, dated as of November 16, 2006, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6(a) to the Company's Current Report on Form 8-K filed on March 12, 2010).

(c) Second Supplemental Indenture, dated as of April 3, 2009, between The Black & Decker Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.6(b) to the Company's Current Report on Form 8-K filed on March 12, 2010).

(d) Third Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of November 16, 2006 between The Black & Decker Corporation, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.7 (a) Rights Agreement dated as of January 19, 2006, by and between The Stanley Works and Computershare Investor Services L.L.C. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A dated February 22, 2006).

(b) Amendment No. 1 dated as of December 21, 2009 to the Rights Agreement, dated as of January 19, 2006, between The Stanley Works and the Computershare Investor Services L.L.C. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2009).

4.8 (a) Purchase Contract and Pledge Agreement dated as of November 5, 2010 among Stanley Black & Decker, Inc., The Bank of New York Mellon Trust Company, National Association, as purchase contract agent, and HSBC Bank USA, National Association, as collateral agent, as custodial agent, and as securities intermediary (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(b) Form of 4.75% Series B Perpetual Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(c) Form of Corporate Unit (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(d) Form of Treasury Unit (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(e) Form of Cash-Settled Unit (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(f) Form of Unpledged Note (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed on November 9, 2010).

(g) Form of Pledged Note (incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed on November 9, 2010).

10.1 Four Year Credit Agreement, dated as of March 11, 2011, by and among Stanley Black & Decker, Inc., The Black & Decker Corporation, as Subsidiary Guarantor, the lenders named therein, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Lead Arrangers and Book Runners, and Bank of America, N.A., as Syndication Agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 16, 2011).

10.2 364-Day Credit Agreement dated as of July 13, 2012, by and among the Registrant, The Subsidiary Guarantor, the lenders named therein, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., J.P.Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as lead arrangers and book runners, and JPMorgan Chase Bank, N.A. and Bank of America, N.A. as syndication agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 18, 2012).

10.3 Executive Chairman Agreement dated as of November 2, 2009, among The Stanley Works and Nolan D. Archibald (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.

10.4 (a) Second Amended and Restated Employment Agreement, dated as of November 2, 2009, among The Stanley Works and John F. Lundgren (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.

(b) Amended and Restated Change in Control Severance Agreement dated December 10, 2008 between The Stanley Works and John F. Lundgren. (incorporated by reference to Exhibit (xviii) to the Annual Report on Form 10-K for the period ended January 3, 2009).*

(c) Letter Agreement between Stanley Black & Decker, Inc. and John F. Lundgren effective January 13, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 14, 2013).*

10.5 (a) Employment Agreement, dated as of November 2, 2009, among The Stanley Works and James M. Loree (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.

	(b)	Letter Agreement between Stanley Black & Decker, Inc. and James M. Loree effective January 13, 2013 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 14, 2013).*
10.6		Form A of Amended and Restated Change in Control Severance Agreement. James M. Loree is a party to a Restated and Amended Change in Control Severance Agreement in this Form. (incorporated by reference to Exhibit (xiv) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.7		Form B of Amended and Restated Change in Control Severance Agreement. Jeffery D. Ansell is a party to an Amended and Restated Change in Control Severance Agreements in this Form. (incorporated by reference to Exhibit (xv) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.8		Form B of Change in Control Severance Agreement. Donald Allan, Jr., is a party to a Change in Control Severance Agreement in this Form. (incorporated by reference to Exhibit (xvi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.9		Revised Form B of Change in Control Severance Agreement.*
10.10		Deferred Compensation Plan for Non-Employee Directors amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(vii) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
10.11		Deferred Compensation Plan for Participants in Stanley's Management Incentive Plan amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(ix) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
10.12	(a)	Stanley Black & Decker Supplemental Retirement Account Plan (as in effect, January 1, 2011, except as otherwise provided therein) (incorporated by reference to the Company's Annual Report on Form 10-K for the period ended January 1, 2011).*
	(b)	Stanley Black & Decker Supplemental Retirement Plan (effective, January 1, 2011, except as otherwise provided therein) (incorporated by reference to the Company's Annual Report on Form 10-K for the period ended January 1, 2011).*
10.13		Supplemental Executive Retirement Program amended and restated effective January 1, 2009 except as otherwise provided therein. (incorporated by reference to Exhibit (ix) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.14		New 1991 Loan Agreement, dated June 30, 1998, between The Stanley Works, as lender, and Citibank, N.A. as trustee under the trust agreement for the Stanley Account Value Plan, to refinance the 1991 Salaried Employee ESOP Loan and the 1991 Hourly ESOP Loan and their related promissory notes (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
10.15		The Stanley Works Non-Employee Directors' Benefit Trust Agreement dated December 27, 1989 and amended as of January 1, 1991 by and between The Stanley Works and Fleet National Bank, as successor trustee (incorporated by reference to Exhibit (10)(xvii)(a) to the Company's Annual Report on Form 10-K for year ended December 29, 1990).
10.16	(a)	2001 Long-Term Incentive Plan as amended effective October 17, 2008 (incorporated by reference to Exhibit (xi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
	(b)	Form of Stock Option Certificate for stock options granted pursuant to 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(xiv)(a) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
	(c)	Form of Restricted Stock Unit Award Certificate for grants of restricted stock units pursuant to 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(xiv)(c) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
	(d)	Terms and Conditions applicable to Long Term Performance Awards issued pursuant to the 1997 and the 2001 Long Term Incentive Plans. (incorporated by reference to Exhibit (xi)(c) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
	(e)	Form of Award Letter for Long Term Performance Awards issued pursuant to the 2001 Long Term Incentive Plan (incorporated by reference to Exhibit (xi)(d) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.17	(a)	The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010)(incorporated by reference Exhibit 4.7 to the Company's Registration Statement on Form S-8 Reg. No. 333-165454 filed on March 12, 2010)*.

(b) Form of award letter for restricted stock unit grants to executive officers pursuant to the Company's 2009 Long Term Incentive Plan (as amended March 12, 2010)(incorporated by reference to Exhibit 10(vi)(b) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

(c) Form of stock option certificate for executive officers pursuant to the Company's 2009 Long Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(c) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

(d) Terms of special one-time award of restricted stock units to John F. Lundgren under his employment agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(d) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

(e) Terms of special one-time award of restricted stock units to James M. Loree under his employment agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(e) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

(f) Terms of stock option grants to Nolan D. Archibald under his executive chairman agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(f) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

(g) Amendment to Stanley Black & Decker, Inc. 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly report on Form 10-Q filed on November 7, 2011).*

10.18 (a) The Stanley Works Restricted Stock Unit Plan for Non-Employee Directors amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(xx) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*

(b) Form of Certificate for RSUs issued pursuant to The Stanley Works Restricted Stock Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10(xxv) to the Company's Annual Report on Form 10-K for the year ended January 1, 2005).*

10.19 The Stanley Works 2012 Management Incentive Compensation Plan.*

10.20 Special Severance Policy for Management Incentive Compensation Plan Participants Levels 1-5 as amended effective October 17, 2008 (incorporated by reference to Exhibit (xxi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*

10.21 Employee Stock Purchase Plan as amended April 23, 2009 (incorporated by reference to Exhibit 10(iii)(d) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 2009).*

10.22 The Black & Decker 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on March 12, 2010)*.

10.23 The Black & Decker 2003 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on March 12, 2010)*.

10.24 (a) The Black & Decker Corporation 2004 Restricted Stock Plan (incorporated by reference to Exhibit 10(xi)(a) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

(b) Form of Restricted Share Agreement relating to The Black & Decker Corporation 2004 Restricted Stock Plan (incorporated by reference to Exhibit 10(xi)(b) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

10.25 (a) The Black & Decker 2008 Restricted Stock Plan (incorporated by reference to Exhibit 4.10 to the Company's Post -Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (Registration No. 333-163509) filed on March 12, 2010)*.

(b) Form of Restricted Stock Unit Award Agreement relating to The Black & Decker Corporation 2008 Restricted Stock Plan (incorporated by reference to Exhibit 10(xii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

10.26 The Black & Decker Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 4.11 to the Company's Post -Effective Amendment No. 1 on Form S-8 To Form S-4 Registration Statement (Registration No. 333-163509) filed on March 12, 2010)*.

10.27 Form of Nonqualified Stock Option Agreement relating to The Black & Decker Corporation's stock option plans (incorporated by reference to Exhibit 10(xix) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

10.28	(a)	The Black & Decker Supplemental Pension Plan, as amended and restated (incorporated by reference to Exhibit 10(xx) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
	(b)	First Amendment to The Black & Decker Supplemental Pension Plan (incorporated by reference to Exhibit 10(xxi) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.29		The Black & Decker Supplemental Executive Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10(xxii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
11		Statement re computation of per share earnings (the information required to be presented in this exhibit appears in Note to the Company's Consolidated Financial Statements set forth in this Annual Report on Form 10-K).
12		Statement re computation of ratio of earnings to fixed charges.
14		Code of Ethics for CEO and Senior Financial Officers (incorporated by reference to the Company's website, www.stanleyblackanddecker.com.
21		Subsidiaries of Registrant.
23		Consent of Independent Registered Public Accounting Firm.
24		Power of Attorney.
31.1	(a)	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)
31.1	(b)	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)
32.1		Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1		Policy on Confidential Proxy Voting and Independent Tabulation and Inspection of Elections as adopted by The Board of Directors October 23, 1991 (incorporated by reference to Exhibit (28)(i) to the Quarterly Report on Form 10-Q for the quarter ended September 28, 1991).

* Management contract or compensation plan or arrangement.

EXHIBIT 10.9

Revised Form B Change in Control Severance Agreement

++++++

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS AGREEMENT (the "Agreement"), dated _______________, 2012 is made by and between Stanley Black & Decker, Inc., a Connecticut corporation (the "Company"), and _________________ (the "Executive").

WHEREAS, the Board recognizes that, as is the case with many publicly held corporations, the possibility of a Change in Control exists and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its shareowners; and

WHEREAS, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Executive hereby agree as follows:

1. Defined Terms. The definitions of capitalized terms used in this Agreement are provided in the last Section hereof.

2. Term of Agreement. The Term of this Agreement shall commence on the date hereof and shall continue in effect through the second anniversary hereof; provided, however, that commencing on ______________________ and each _________________ thereafter, the Term shall automatically be extended for one additional year unless, not later than ninety (90) calendar days prior to such ________________, the Company or the Executive shall have given notice not to extend the Term; and further provided, however, that if a Change in Control shall have occurred during the Term, the Term shall expire no earlier than twenty-four (24) months beyond the month in which such Change in Control occurred.

3. Company's Covenants Summarized. In order to induce the Executive to remain in the employ of the Company and in consideration of the Executive's covenants set forth in Section 4 hereof, the Company agrees, under the conditions described herein, to pay the Executive the Severance Payments and the other payments and benefits described herein. Except as provided in Section 10.1 hereof, no Severance Payments shall be payable under this Agreement unless there shall have been (or, under the terms of the second sentence of Section 6.1 hereof, there shall be deemed to have been) a termination of the Executive's employment with the Company following a Change in Control and during the Term. This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed in writing between the Executive and the Company, the Executive shall not have any right to be retained in the employ of the Company.

4. The Executive's Covenants. The Executive agrees that, subject to the terms and conditions of this Agreement, in the event of a Potential Change in Control during the Term, the Executive will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the date of such Potential Change in Control, (ii) the date of a Change in Control, (iii) the date of termination by the Executive of the Executive's employment for Good Reason or by reason of death, Disability or Retirement, or (iv) the termination by the Company of the Executive's employment for any reason.

5. Compensation Other Than Severance Payments.

1.1 Following a Change in Control and during the Term, during any period that the Executive fails to perform the Executive's full-time duties with the Company as a result of incapacity due to physical or mental illness, the Company shall pay the Executive's full salary to the Executive at the rate in effect at the commencement of any such period, together with all compensation and benefits payable to the Executive under the terms of any compensation or benefit plan, program or arrangement maintained by the Company during such period (other than any disability plan), until the Executive's employment is terminated by the Company for Disability.

2.2 If the Executive's employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay the Executive's full salary to the Executive through the Date of Termination at the rate in effect immediately prior to the Date of Termination or, if higher, the rate in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, together with all compensation and benefits payable to the Executive through the Date of Termination under the terms of the Company's compensation and benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason.

3.3 If the Executive's employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay to the Executive the Executive's normal post-termination compensation and benefits as such payments become due. Such post-termination compensation and benefits shall be determined under, and paid in accordance with, the Company's retirement, insurance and other compensation or benefit plans, programs and arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the occurrence of the first event or circumstance constituting Good Reason.

6. Severance Payments.

1.1 If the Executive incurs a "separation from service" (within the meaning of section 409A) following a Change in Control and during the Term, other than (A) by the Company for Cause, (B) by reason of death or Disability, or (C) by the Executive without Good Reason, then the Company shall pay the Executive the amounts, and provide the Executive the benefits, described in this Section 6.1 ("Severance Payments"), in addition to any payments and benefits to which the Executive is entitled under Section 5 hereof. For purposes of this Agreement, the Executive shall be deemed to have incurred a separation from service following a Change in Control by the Company without Cause or by the Executive with Good Reason, if (i) the Executive's employment is terminated by the Company without Cause prior to a Change in Control (whether or not a Change in Control occurs) and such termination was at the request or direction of a Person who has entered into an agreement with the Company the consummation of which would constitute a Change in Control, (ii) the Executive terminates his employment for Good Reason prior to a Change in Control (whether or not a Change in Control occurs) and the circumstance or event which constitutes Good Reason occurs at the request or direction of such Person, or (iii) the Executive's employment is terminated by the Company without Cause or by the Executive for Good Reason and such termination or the circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change in Control (whether or not a Change in Control occurs). For purposes of Section 5 and 6 of this Agreement, no payment that would otherwise be made and no benefit that would otherwise be provided upon a termination of employment will be made or provided unless and until such termination of employment is also a "separation from service," as determined in accordance with section 409A.

(A) In lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination and in lieu of any severance benefit otherwise payable to the Executive, the Company shall pay to the Executive a lump sum severance payment, in cash, equal to two and one-half times the sum of (i) the Executive's base salary as in effect immediately prior to the Date of Termination or, if higher, in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (ii) the average annual bonus earned by the Executive pursuant to any annual bonus or incentive plan maintained by the Company in respect of the three fiscal years ending immediately prior to the fiscal year in which occurs the Date of Termination or, if higher, immediately prior to the fiscal year in which occurs the first event or circumstance constituting Good Reason.

(B) For the thirty (30) month period immediately following the Date of Termination, the Company shall arrange to provide the Executive and his dependents life, disability, accident and health insurance benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Date of Termination or, if more favorable to the Executive, those provided to the Executive and his dependents immediately prior to the first occurrence of an event or circumstance constituting Good Reason, at no greater after tax cost to the Executive than the after tax cost to the Executive immediately prior to such date or occurrence; provided, however, that, unless the Executive consents to a different method, such health insurance benefits shall be provided through a third-party insurer. Benefits otherwise receivable by the Executive pursuant to this Section 6.1(B) shall be reduced to the extent benefits of the same type are received by or made available to the Executive during the thirty (30) month period following the Executive's termination of employment (and any such benefits received by or made available to the Executive shall be reported to the Company by the Executive); provided, however, that the Company shall promptly reimburse the Executive for the excess, if any, of the after tax cost of such benefits to the Executive over such cost immediately prior to the Date of Termination or, if more favorable to the Executive, the first occurrence of an event or circumstance constituting Good Reason.

(C) In addition to the benefits to which the Executive is entitled under the DC Pension Plan, the Company shall pay the Executive a lump sum amount, in cash, equal to the sum of (i) the amount that would have been contributed thereto by the Company on the Executive's behalf during the thirty (30) months immediately following the Date of Termination, determined (x) as if the Executive made the maximum permissible contributions thereto during such period, (y) as if the Executive earned compensation during such period at a rate equal to the Executive's compensation (as defined in the DC Pension Plan) during the twelve (12) months immediately preceding the Date of Termination or, if higher, during the twelve months immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (z) without regard to any amendment to the DC Pension Plan made subsequent to a Change in Control and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of benefits thereunder, and (ii) the excess, if any, of (x) the Executive's account balance under the DC Pension Plan as of the Date of Termination over (y) the portion of such account balance that is nonforfeitable under the terms of the DC Pension Plan. The payments provided in this Section 6.1(C) are in addition to any payment the Executive would otherwise receive under the applicable DC Plan and are not intended to offset or reduce any payment under such DC Plan.

(D) If the Executive would have become entitled to benefits under the Company's post-retirement health care or life insurance plans, as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, had the Executive's employment terminated at any time during the period of thirty (30) months after the Date of

Termination, the Company shall provide such post-retirement health care and/or life insurance benefits to the Executive and the Executive's dependents commencing on the later of (i) the date on which such coverage would have first become available and (ii) the date on which benefits described in subsection (B) of this Section 6.1 terminate.

(E) The Company shall provide the Executive with third-party outplacement services suitable to the Executive's position for the period following the Executive's Date of Termination and ending on December 31 of the second calendar year following such Date of Termination or, if earlier, until the first acceptance by the Executive of an offer of employment, provided, however, that in no case shall the Company be required to pay in excess of $50,000 over such period in providing outplacement services and that all reimbursements hereunder shall be paid to the Executive within thirty (30) calendar days following the date on which the Executive submits the invoice but no later than December 31 of the third year following the year of the Executive's Date of Termination.

(F) For the thirty (30) month period immediately following the Date of Termination or until the Executive becomes eligible for substantially similar benefits from a new employer, whichever occurs earlier, the Company shall continue to provide the Executive with all perquisites provided by the Company immediately prior to the Date of Termination or, if more favorable to the Executive, immediately prior to the first occurrence of an event or circumstance constituting Good Reason (including, without limitation, automobile, financial planning, annual physical and executive whole life insurance).

2.2 (A) Notwithstanding any other provisions in this Agreement, if any of the payments or benefits received or to be received by the Executive (including any payment or benefits received in connection with a Change in Control or the Executive's termination of employment, whether pursuant to the terms of this Agreement or any other plan, program, arrangement or agreement) (all such payments and benefits, being hereinafter referred to as the "Total Payments") would be subject (in whole or part), to the Excise Tax, then, after taking into account any reduction in the Total Payments provided by reason of section 280G of the Code in such other plan, program, arrangement or agreement, the Company will reduce the Total Payments to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax (but in no event to less than zero); provided, however, that the Total Payments will only be reduced if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state, municipal and local income taxes on such reduced Total Payments and after taking into account the phase out, if any, of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state, municipal and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out, if any, of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(A) In the case of a reduction in the Total Payments, the Total Payments will be reduced in the following order: (i) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) will be next reduced pro-rata. Any reductions made pursuant to each of clauses (i)-(v) above will be made in the following manner: first, a pro-rata reduction of cash payment and payments and benefits due in respect of any equity not subject to section 409A, and second, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity subject to section 409A as deferred compensation.

(B) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax: (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a "payment" within the meaning of section 280G(b) of the Code will be taken into account; (ii) no portion of the Total Payments will be taken into account which, in the opinion of tax counsel ("Tax Counsel") reasonably acceptable to the Executive and selected by the accounting firm which was, immediately prior to the Change in Control, the Company's independent auditor (the "Auditor"), does not constitute a "parachute payment" within the meaning of section 280G(b)(2) of the Code (including by reason of section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments will be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of section 280G(b)(4)(B) of the Code, in excess of the Base Amount allocable to such reasonable compensation; and (iii) the value of any noncash benefits or any deferred payment or benefit shall be determined by the Auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code.

(C) All determinations required by this Section 6.2 (or requested by either the Executive or the Company in connection with this Section 6.2) will be at the expense of the Company. The fact that the Executive's right to payments or benefits may be reduced by reason of the limitations contained in this Section 6.2 will not of itself limit or otherwise affect any other rights of the Executive under this Agreement. The Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.

3.3 Subject to Section 6.4, the payments provided in subsections (A) and (C) of Section 6.1 hereof hereof shall be made not later than the fifth (5th) business day following the Date of Termination. At the time that payments are made under this Agreement, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from Tax Counsel, the Auditor or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement).

4.4 (A) Notwithstanding any provisions of this Agreement to the contrary, if the Executive is a "specified employee" (within the meaning of section 409A and determined pursuant to procedures adopted by the Company) at the time of his separation from service and if any portion of the payments or benefits to be received by the Executive upon separation from service would be considered deferred compensation under section 409A, amounts that would otherwise be payable pursuant to this Agreement during the six-month period immediately following the Executive's separation from service (the "Delayed Payments") and benefits that would otherwise be provided pursuant to this Agreement (the "Delayed Benefits") during the six-month period immediately following the Executive's separation from service (such period, the "Delay Period") shall instead be paid or made available on the earlier of (i) the first (1st) business day of the seventh month following the date of the Executive's separation from service or (ii) Executive's death (the applicable date, the "Permissible Payment Date"). The Company shall also reimburse the Executive for the after-tax cost incurred by the Executive in independently obtaining any Delayed Benefits (the "Additional Delayed Payments").

(B) With respect to any amount of expenses eligible for reimbursement under Sections 6.1 (B), (D) and (F), such expenses shall be reimbursed by the Company within thirty (30) calendar days following the date on which the Company receives the applicable invoice from the Executive but in no event later than December 31 of the year following the year in which the Executive incurs the related expenses; provided, that with respect to reimbursement relating to the Additional Delayed Payments, such reimbursement shall be made on the Permissible Payment Date. In no event shall the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor shall the Executive's right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(C) For purposes of section 409A, the Executive's right to receive any "installment" payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

5.5 The Company shall deposit the estimated Delayed Payments and estimated Additional Delayed Payments into an irrevocable grantor trust (for purposes of this Section 6, the "Grantor Trust") not later than the fifth (5th) business day following the occurrence of a Potential Change in Control. The Company shall deposit additional amounts into the Grantor Trust on a monthly basis equal to the interest accrued on the Delayed Payments (and any earlier interest payments) at the United States 5-year Treasury Rate plus 2%, and the amount held in the Grantor Trust shall be paid to the Executive (in accordance with the terms of the Grantor Trust) on the Permissible Payment Date.

6.6 The Company also shall pay to the Executive all legal fees and expenses incurred by the Executive in disputing in good faith any issue hereunder relating to the termination of the Executive's employment or in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement. Such payments shall be made within five (5) business days (but in any event no later than December 31 of the year following the year in which the Executive incurs the expenses) after delivery of the Executive's written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require, provided that (i) the amount of such legal fees and expenses that the Company is obligated to pay in any given calendar year shall not affect the legal fees and expenses that the Company is obligated to pay in any other calendar year, (ii) the Executive's right to have the Company pay such legal fees and expenses may not be liquidated or exchanged for any other benefit, and (iii) the Executive shall not be entitled to reimbursement unless he has submitted an invoice for such fees and expenses at least ten (10) business days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred. The Company shall also pay all legal fees and expenses incurred by the Executive in connection with any tax audit or proceeding to the extent attributable to the application of section 4999 of the Code to any payment or benefit hereunder. Payment pursuant to the preceding sentence will be made within fifteen (15) business days after delivery of the Executive's written request for payment but in no event later than the end of the calendar year following the calendar year in which the taxes that are the subject of the audit or proceeding are remitted to the taxing authority, or where as a result of the audit or proceeding no taxes are remitted, the end of the calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the matter.

7. <u>Termination Procedures and Compensation During Dispute</u>.

1.1 <u>Notice of Termination</u>. After a Change in Control and during the Term, any purported termination of the Executive's employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 11 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated. Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail.

2.2 Date of Termination. "Date of Termination," with respect to any purported termination of the Executive's employment after a Change in Control and during the Term, shall mean (i) if the Executive incurs a separation from service due to Disability, thirty (30) calendar days after Notice of Termination is given (provided that the Executive shall not have returned to the full-time performance of the Executive's duties during such thirty (30) calendar day period), and (ii) if the Executive incurs a separation from service for any other reason, the date specified in the Notice of Termination (which, in the case of a termination by the Company, shall be the thirtieth (30th) calendar day after Notice of Termination is given (except in the case of a termination for Cause) and, in the case of a termination by the Executive, shall not be less than fifteen (15) calendar days nor more than sixty (60) calendar days, respectively, from the date such Notice of Termination is given).

8. No Mitigation. The Company agrees that, if the Executive's employment with the Company terminates during the Term, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company pursuant to Section 6 hereof. Further, except as specifically provided in Sections 6.1(B) and 6.1(F) hereof, no payment or benefit provided for in this Agreement shall be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

9. Restrictive Covenants.

1.1 The Executive agrees that restrictions on his activities during and after his employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company and its Subsidiaries, and that the agreed restrictions set forth below will not deprive the Executive of the ability to earn a livelihood:

(A) While the Executive is in the employment of the Company and, if the Executive is entitled to benefits under Section 6.1 hereof upon termination of employment, for a period of twenty-four (24) months after such termination of employment (the "Non-Competition Period"), the Executive shall not, without the express written consent of the Company, in the United States of America, directly or indirectly (i) enter into the employ of or render any services to any person, firm or corporation engaged in any Competitive Business; (ii) engage in any Competitive Business for his own account or (iii) become interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, consultant, advisor or in any other relationship or capacity; provided, however, that nothing contained in this Section shall be deemed to prohibit the Executive from acquiring, solely as an investment through market purchases, securities of any corporation which are registered under Section 12 of the Exchange Act and which are publicly traded so long as he is not part of any group in control of such corporation.

(B) The Executive agrees that during the Non-Competition Period or in connection with any termination of employment pursuant to which the Executive is entitled to benefits under Section 6.1, the Executive will not, either directly or through any agent or employee, Solicit any employee of the Company or any of its Subsidiaries to terminate his or her relationship with the Company or any of its Subsidiaries or to apply for or accept employment with any enterprise competitive with the business of the Company, or Solicit any customer, supplier, licensee or vendor of the Company or any of its Subsidiaries to terminate or materially modify its relationship with them, or, in the case of a customer, to conduct with any person any business or activity which such customer conducts or could conduct with the Company or any of its Subsidiaries.

(C) The Executive acknowledges that the Company and its Subsidiaries continually develop Confidential Information, that the Executive may develop Confidential Information for the Company or its Subsidiaries and that the Executive may learn of Confidential Information during the course of his employment under this Agreement. The Executive will comply with the policies and procedures of the Company and its Subsidiaries for protecting Confidential Information and shall never disclose to any person (except as required by applicable law or legal process or for the proper performance of his duties and responsibilities to the Company and its Subsidiaries, or in connection with any litigation between the Company and the Executive (provided that the Company shall be afforded a reasonable opportunity in each case to obtain a protective order)), or use for his own benefit or gain, any Confidential Information obtained by the Executive incident to his employment or other association with the Company or any of its Subsidiaries. The Executive understands that this restriction shall continue to apply after his employment terminates, regardless of the reason for such termination. All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the Company or its Subsidiaries and any copies, in whole or in part, thereof (the "Documents"), whether or not prepared by the Executive, shall be the sole and exclusive property of the Company and its Subsidiaries. The Executive shall safeguard all Documents and shall surrender to the Company at the time his employment terminates, or at such earlier time or times as the Board or its designee may specify, all Documents then in the Executive's possession or control.

(D) Without limiting the foregoing, it is understood that the Company shall not be obligated to make any of the payments or to provide for any of the benefits specified in Section 6.1, and shall be entitled to recoup the pro rata portion of any such payments and of the value of any such benefits previously provided to the Executive in the event of a material breach by the Executive of the provisions of this Section 9 (such pro ration to be determined as a fraction, the numerator of which is the number of days from such breach to the second anniversary of the date on which the Executive terminates employment and the denominator of which is 730), which breach continues without having been cured within fifteen (15) calendar days after written notice to the Executive specifying the breach in reasonable detail.

10. Successors; Binding Agreement.

1.1 In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

2.2 This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive's estate.

11. Notices. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed, if to the Executive, to the address inserted below the Executive's signature on the final page hereof and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company: Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

Attention: Corporate Secretary

12. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or of any lack of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which have been made by either party; provided, however, that (1) this Agreement shall supersede any agreement setting forth the terms and conditions of the Executive's employment with the Company only in the event that the Executive's employment with the Company is terminated on or following a Change in Control (or deemed to have been so terminated), by the Company other than for Cause or by the Executive for Good Reason and (2) to extent this Agreement does not supersede any agreement referred to in clause (1), it shall not result in any duplication of benefits to the Executive. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Connecticut, without regard to its conflicts of law principles. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which the Executive has agreed. The obligations of the Company and the Executive under this Agreement which by their nature may require either partial or total performance after the expiration of the Term (including, without limitation, those under Sections 6 and 7 hereof) shall survive such expiration. To the extent applicable, it is intended that the compensation arrangements under this Agreement be in full compliance with section 409A. This Agreement shall be construed in a manner to give effect to such intention.

13. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

14. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

15. Settlement of Disputes. All claims by the Executive for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing. Any denial by the Board of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon. The Board shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim and shall further allow the Executive to appeal to the Board a decision of the Board within sixty (60) calendar

days after notification by the Board that the Executive's claim has been denied. Notwithstanding the above, in the event of any dispute, any decision by the Board hereunder shall be subject to a de novo review by a court of competent jurisdiction.

Notwithstanding any provision of this Agreement to the contrary, the Executive shall be entitled to seek specific performance of the Executive's right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

16. Definitions. For purposes of this Agreement, the following terms shall have the meanings indicated below:

(A) "Additional Delayed Payments" shall have the meaning set forth in Section 6.4 hereof.

(B) "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(C) "Auditor" shall have the meaning set forth in Section 6.2 hereof.

(D) "Base Amount" shall have the meaning set forth in section 280G(b)(3) of the Code.

(E) "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(F) "Board" shall mean the Board of Directors of the Company.

(G) "Cause" for termination by the Company of the Executive's employment shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive's duties with the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination for Good Reason by the Executive pursuant to Section 7.1 hereof) that has not been cured within thirty (30) calendar days after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive's duties, or (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. For purposes of clauses (i) and (ii) of this definition, (x) no act, or failure to act, on the Executive's part shall be deemed "willful" unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive's act, or failure to act, was in the best interest of the Company and (y) in the event of a dispute concerning the application of this provision, no claim by the Company that Cause exists shall be given effect unless the Company establishes to the Board by clear and convincing evidence that Cause exists.

(H) A "Change in Control" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(I) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (III) below; or

(II) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareowners was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or;

(III) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (i) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(IV) the shareowners of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareowners of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(I) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(J) "Company" shall mean Stanley Black & Decker, Inc., and, except in determining under Section 15(G) hereof whether or not any Change in Control of the Company has occurred, shall include any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(K) "Competitive Business" shall mean any line of business that is substantially the same as any line of any operating business engaged in by the Company during the term of this Agreement and which at the termination of the Executive's employment the Company was engaged in or conducting and which during the fiscal year of the Company next preceding the date as of which the determination of competitive status is to be made constituted at least 5% of the gross sales of the Company and its Subsidiaries. The Executive may, without being deemed in violation of this section, become a partner or employee of, or otherwise acquire an interest in, a stock or business brokerage firm, consulting or advisory firm, investment banking firm or similar organization which, as part of its business, trades or invests in securities of Competitive Businesses or which represents or acts as agent or advisor for Competitive Businesses, but only on condition that the Executive shall not personally render any services in connection with such Competitive Business either directly to such Competitive Business or other persons or to his firm in connection therewith.

(L) "Confidential Information" means any and all information of the Company and its Subsidiaries that is not generally known by others with whom they compete or do business, or with whom they plan to compete or do business and any and all information not readily available to the public, which, if disclosed by the Company or its Subsidiaries could reasonably be of benefit to such person or business in competing with or doing business with the Company. Confidential Information includes without limitation such information relating to (1) the development, research, testing, manufacturing, store operational processes, marketing and financial activities, including costs, profits and sales, of the Company and its Subsidiaries, (2) the products and all formulas therefor, (3) the costs, sources of supply, financial performance and strategic plans of the Company and its Subsidiaries, (4) the identity and special needs of the customers and suppliers of the Company and its Subsidiaries and (5) the people and organizations with whom the Company and its Subsidiaries have business relationships and those relationships. Confidential Information also includes comparable information that the Company or any of its Subsidiaries have received belonging to others or which was received by the Company or any of its Subsidiaries with an agreement by the Company that it would not be disclosed. Confidential Information does not include information which (i) is or becomes available to the public generally (other than as a result of a disclosure by the Executive), (ii) was within the Executive's possession prior to the date hereof or prior to its being furnished to the Executive by or on behalf of the Company, provided that the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information, (iii) becomes available to the Executive on a non-confidential basis from a source other than the Company, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information, or (iv) was independently developed the Executive without reference to the Confidential Information.

(M) "DC Pension Plan" shall mean any tax-qualified, supplemental or excess defined contribution plan maintained by the Company and any other defined contribution plan or agreement entered into between the Executive and the Company which is designed to provide the executive with supplemental retirement benefits.

(N) "Date of Termination" shall have the meaning set forth in Section 7.2 hereof.

(O) "Delayed Benefits" shall have the meaning set forth in Section 6.4 hereof.

(P) "Delayed Payments" shall have the meaning set forth in Section 6.4 hereof.

(Q) "Delay Period" shall have the meaning set forth in Section 6.4 hereof.

(R) "Disability" shall be deemed the reason for the termination by the Company of the Executive's employment, if, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive's duties with the Company for a period of six (6) consecutive months, the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) calendar days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive's duties.

(S) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(T) "Excise Tax" shall mean any excise tax imposed under section 4999 of the Code.

(U) "Executive" shall mean the individual named in the first paragraph of this Agreement.

(V) "Good Reason" for termination by the Executive of the Executive's employment shall mean the occurrence (without the Executive's express written consent which specifically references this Agreement) after any Change in Control, or prior to a Change in Control under the circumstances described in clauses (ii) and (iii) of the second sentence of Section 6.1 hereof (treating all references in paragraphs (I) through (VII) below to a "Change in Control" as references to a "Potential Change in Control"), of any one of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described in paragraph (I), (V), (VI) or (VII) below, such act or failure to act is corrected prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

(I) the assignment to the Executive of any duties inconsistent with the Executive's status as a senior executive officer of the Company or a substantial adverse alteration in the nature or status of the

Executive's responsibilities from those in effect immediately prior to the Change in Control including, without limitation, if the Executive was, immediately prior to the Change in Control, an executive officer of a public company, the Executive ceasing to be an executive officer of a public company;

(II) a reduction by the Company in the Executive's annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all senior executives of the Company and all senior executives of any Person in control of the Company;

(III) the relocation of the Executive's principal place of employment to a location more than thirty-five (35) miles from the Executive's principal place of employment immediately prior to the Change in Control or the Company's requiring the Executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company's business to an extent substantially consistent with the Executive's present business travel obligations;

(IV) the failure by the Company to pay to the Executive any portion of the Executive's current compensation or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) calendar days of the date such compensation is due;

(V) the failure by the Company to continue in effect any compensation plan in which the Executive participates immediately prior to the Change in Control which is material to the Executive's total compensation, including but not limited to the Company's 2009 Long-Term Incentive Plan and Management Incentive Compensation Plan or any substitute plans adopted prior to the Change in Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Executive's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the Executive's participation relative to other participants, as existed immediately prior to the Change in Control;

(VI) the failure by the Company to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Company's pension, savings, life insurance, medical, health and accident, or disability plans in which the Executive was participating immediately prior to the Change in Control (except for across the board changes similarly affecting all senior executives of the Company and all senior executives of any Person in control of the Company), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the Change in Control;

(VII) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 7.1 hereof; for purposes of this Agreement, no such purported termination shall be effective. The Executive's right to terminate the Executive's employment for Good Reason shall not be affected by the Executive's incapacity due to physical or mental illness; or

(VIII) breach by the Company of Section 10.1 hereof.

The Executive's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

For purposes of any determination regarding the existence of Good Reason in connection with a termination of employment other than as described in the second sentence of Section 6.1 hereof, any claim by the Executive that Good Reason exists shall be presumed to be correct unless the Company establishes to the Board by clear and convincing evidence that Good Reason does not exist.

(W) "Grantor Trust" shall have the meaning set forth in Section 6.5 hereof.

(X) "Notice of Termination" shall have the meaning set forth in Section 7.1 hereof.

(Y) "Permissible Payment Date" shall have the meaning set forth in Section 6.4 hereof.

(Z) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareowners of the Company in substantially the same proportions as their ownership of stock of the Company.

(AA) "Potential Change in Control" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(I) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(II) the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(III) any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 15% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates); or

(IV) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

(BB) "Retirement" shall be deemed the reason for the termination by the Executive of the Executive's employment if such employment is terminated in accordance with the Company's retirement policy, including early retirement, generally applicable to its salaried employees.

(CC) "section 409A" shall mean section 409A of the Code and any proposed, temporary or final regulation, or any other guidance, promulgated with respect to section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

(DD) "Severance Payments" shall have the meaning set forth in Section 6.1 hereof.

(EE) "Solicit" means any direct or indirect communication of any kind whatsoever (other than non-targeted general advertisements), regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, with respect to any action.

(FF) "Subsidiary" means any corporation or other business organization of which the securities having a majority of the normal voting power in electing the board of directors or similar governing body of such entity are, at the time of determination, owned by the Company directly or indirectly through one or more Subsidiaries.

(GG) "Tax Counsel" shall have the meaning set forth in Section 6.2 hereof.

(HH) "Term" shall mean the period of time described in Section 2 hereof (including any extension, continuation or termination described therein).

(II) "Total Payments" shall mean those payments so described in Section 6.2 hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

STANLEY BLACK & DECKER, INC.

By: ______________________________

Name:

Title:

____

EXECUTIVE

Address:

EXHIBIT 10.19

The Stanley Black & Decker 2012 Management Incentive Compensation Plan

1. Purpose. The purpose of Stanley Black & Decker Management Incentive Compensation Plan is to reinforce corporate, organizational and business-development goals, to promote the achievement of year-to-year financial and other business objectives and to reward the performance of eligible employees in fulfilling their personal responsibilities.

2. Definitions. The following terms, as used herein, shall have the following meanings:

   (a) "Affiliate" shall mean, with respect to the Company or any of its subsidiaries, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

   (b) "Award" shall mean an incentive compensation award, granted pursuant to the Plan that is contingent upon the attainment of Performance Goals with respect to a Performance Period.

   (c) "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

   (d) "Board" shall mean the Board of Directors of the Company.

   (e) A "Change in Control" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

      (1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below; or

      (2) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareowners was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

      (3) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (i) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

      (4) the shareowners of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareowners

of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(f) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(g) "Committee" shall mean the Compensation and Organization Committee of the Board of Directors, the composition of which shall at all times consist solely of two or more "outside directors" within the meaning of section 162(m) of the Code.

(h) "Company" shall mean Stanley Black & Decker, Inc. and its successors.

(i) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

(j) "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code, or any successor provision.

(k) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(l) "Participant" shall mean any employee of the Company or an Affiliate who is, pursuant to Section 4 of the Plan, selected to participate in the Plan.

(m) "Performance Goals" shall mean performance goals based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable: (i) pre-tax income or after-tax income; (ii) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (iii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets; (iv) operating income; (v) earnings or book value per share (basic or diluted); (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) return on revenues; (viii) net tangible assets (working capital plus property, plants and equipment) or return on net tangible assets (operating income divided by average net tangible assets) or working capital; (ix) operating cash flow (operating income plus or minus changes in working capital less capital expenditures); (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) sales or sales growth; (xii) operating margin or profit margin; (xiii) share price or total shareholder return; (xiv) earnings from continuing operations; (xv) cost targets, reductions or savings, productivity or efficiencies; (xvi) economic value added; and (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, financial management, project management, supervision of litigation, information technology, or goals relating to divestitures, joint ventures or similar transactions. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of a percentage increase or decrease in the particular criterion, and may be applied to one or more of the Company or a parent or subsidiary of the Company, or a division or strategic business unit of the Company, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

Each of the foregoing Performance Goals shall be evaluated in accordance with generally accepted accounting principles, where applicable, and shall be subject to certification by the Committee.

(n) "Performance Period" shall mean, unless the Committee determines otherwise, a period of no longer than 12 months.

(o) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareowners of the Company in substantially the same proportions as their ownership of shares of the Company.

(p) "Plan" shall mean the Stanley Black & Decker Management Incentive Compensation Plan, as amended from time to time.

(q) "Retirement" shall mean a Participant's termination of employment with the Company or an Affiliate thereof at or after attaining age 55 and completing ten years of service.

3. Administration. The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including Performance Goals, relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Awards; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any parent or subsidiary of the Company or the financial statements of the Company or any parent or subsidiary of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles; *provided* that, with respect to any Award to a Covered Employee such adjustment shall only be made to the extent it does not result in the loss of the otherwise available exemption of such award under Section 162(m) of the Code.

All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company and the Participant (or any person claiming any rights under the Plan from or through any Participant).

Subject to Section 162(m) of the Code or as otherwise required for compliance with other applicable law, the Committee may delegate all or any part of its authority under the Plan to any officer or officers of the Company.

4. Eligibility. Awards may be granted to Participants in the sole discretion of the Committee. In determining the persons to whom Awards shall be granted and the Performance Goals relating to each Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. Terms of Awards. Awards granted pursuant to the Plan shall be communicated to Participants in such form as the Committee shall from time to time approve and the terms and conditions of such Awards shall be set forth therein.

(a) In General. On or prior to the earlier of the 90th day after the commencement of a Performance Period or the date on which 25% of a Performance Period has elapsed, the Committee shall specify in writing, by resolution of the Committee or other appropriate action, the Participants for such Performance Period and the Performance Goals applicable to each Award for each Participant with respect to such Performance Period. Unless otherwise provided by the Committee in connection with specified terminations of employment, payment in respect of Awards shall be made only if and to the extent the Performance Goals with respect to such Performance Period are attained.

(b) Special Provisions Regarding Awards. Notwithstanding anything to the contrary contained in this Section 5, in no event shall payment in respect of an Award granted for a Performance Period be made to a Participant who is or is reasonably expected to be a Covered Employee exceed the lesser of 300% of the Participant's annual base salary on the date the Performance Period commences for any twelve month period or $5,000,000. The Committee may, in its sole discretion, increase (subject to the maximum amount set forth in this Section 5(b)) or decrease the amounts otherwise payable to Participants upon the achievement of Performance Goals under an Award; provided, however, that in no event may the Committee so increase the amount otherwise payable to a Covered Employee pursuant to an Award.

(c) Time and Form of Payment. Subject to Section 6(h), all payments in respect of Awards granted under this Plan shall be made in cash on the 45th day following the end of the Performance Period but in no event later than the 45th day following the fiscal year in which the Award vests.

6. General Provisions.

(a) Compliance with Legal Requirements. The Plan and the granting and payment of Awards, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) Nontransferability. Awards shall not be transferable by a Participant except upon the Participant's death following the end of the Performance Period but prior to the date payment is made, in which case the Award shall be transferable in accordance with any beneficiary designation made by the Participant in accordance with Section 6(l) below or, in the absence thereof, by will or the laws of descent and distribution.

(c) No Right To Continued Employment. Nothing in the Plan or in any Award granted pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way whatever rights otherwise exist of the Company to terminate such Participant's employment or change such Participant's remuneration.

(d) Withholding Taxes. Where a Participant or other person is entitled to receive a payment pursuant to an Award hereunder, the Company shall have the right either to deduct from the payment, or to require the Participant or such other person to pay to the Company prior to delivery of such payment, an amount sufficient to satisfy any federal, state, local or other withholding tax requirements related thereto.

(e) Amendment, Termination and Duration of the Plan. The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that, no amendment that requires shareholder approval in order for the Plan to continue to comply with Section 162(m) of the Code shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment (other than an amendment necessary to comply with Section 409A of the Code) shall affect adversely any of the rights of any Participant under any Award following the end of the Performance Period to which such Award relates, provided that the exercise of the Committee's discretion pursuant to Section 5(b) to reduce the amount of an Award shall not be deemed an amendment of the Plan.

(f) Participant Rights. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants.

(g) Termination of Employment.

(i) Unless otherwise provided by the Committee, and except as set forth in subparagraph (ii) of this Section 6(g), a Participant must be actively employed by the Company or one of its Affiliates at the end of the Performance Period in order to be eligible to receive payment in respect of such Award.

(ii) Unless otherwise provided by the Committee, if a Participant's employment is terminated as result of death, Disability or Retirement prior to the end of the Performance Period, the Participant's Award shall be cancelled and in respect of his or her cancelled Award the Participant shall receive a pro rata portion of the Award as determined by the Committee and such Award shall be payable at the same time as Awards are paid to active Participants.

(h) Change in Control. Notwithstanding any provision in the Plan to the contrary, upon a Change in Control, unless an outstanding Award is assumed, replaced or converted by the successor or the resulting entity (or any parent thereof), each outstanding Award shall be cancelled and in respect of his or her cancelled Award a Participant shall receive a pro rata portion of the Award, calculated by determining the achievement of the applicable Performance Goal or Performance Goals based on actual performance though the date of such Change in Control, and then multiplying this amount by a fraction, the numerator of which is the number of days completed in the Performance Period prior to the Change in Control and the denominator of which is the total number of days in the Performance Period (the "Pro Rata Change in Control Amount"). The determination as to whether an Award is assumed, replaced or converted in connection with the Change in Control shall be made by the Committee, in good faith, taking into account such factors as it deems appropriate, including the feasibility of continuing the applicable Performance Goals or Performance Goals based on the resulting entity in the applicable Change in Control. If (i) an Award is assumed, replaced or converted pursuant to the immediately preceding sentence (an "Assumed Award") and (ii) if a Participant incurs a termination by the Company without Cause or if the Participant terminates his or her employment for Good Reason, in each case, prior to the end of the applicable performance period, then, unless otherwise provided for in a Participant's employment or severance agreement or in a severance plan in which the Participant then participates, such Participant will be entitled to receive a pro rata portion of the Assumed Award, assuming the achievement of the underlying performance goals at target level and based on the number of days completed in the Performance Period prior to the date of his or her termination of employment. The pro rata portion of the Change in Control Amount shall be paid in cash as soon as practicable following the Change in Control and the pro rate portion of the Assumed Award will be paid within 30 days following such participant's termination of employment. After a Change in Control, the Committee may not exercise the discretion referred to in Section 5(b) to decrease the amount payable in respect of any Award which is outstanding immediately prior to the occurrence of the Change in Control.

(i) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(j) Governing Law. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Connecticut without giving effect to the conflict of laws principles thereof.

(k) Effective Date. The Plan shall take effect upon its adoption by the Board; provided, however, that the Plan shall be subject to the requisite approval of the shareholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the Plan (and any Awards made pursuant to the Plan prior to the date of such approval) shall be null and void.

(l) Beneficiary. A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant and an Award is payable to the Participant's beneficiary pursuant to Section 6(b), the Participant's estate shall be deemed to be the grantee's beneficiary.

(m) Interpretation. The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 29, 2012, December 31, 2011, January 1, 2011, January 2, 2010 and January 3, 2009
(Millions of Dollars)

	Fiscal Year				
	2012	**2011**	**2010**	**2009**	**2008**
Earnings from continuing operations before income taxes and non-controlling interest	**$ 527.6**	$ 648.4	$ 168.6	$ 258.8	$ 268.2
Add:					
Interest expense	**144.2**	140.4	109.8	63.7	92.0
Portion of rents representative of interest factor	**14.8**	14.9	17.8	6.2	8.6
Distributed income of equity investees	**—**	2.8	3.5	—	—
Income as adjusted	**$ 686.6**	$ 806.5	$ 299.7	$ 328.7	$ 368.8
Fixed charges:					
Interest expense	**$ 144.2**	$ 140.4	$ 109.8	$ 63.7	$ 92.0
Portion of rents representative of interest factor	**14.8**	14.9	17.8	6.2	8.6
Fixed charges	**$ 159.0**	$ 155.3	$ 127.6	$ 69.9	$ 100.6
Ratio of earnings to fixed charges	**4.3**	5.2	2.3	4.7	3.7

EXHIBIT 21

SUBSIDIARIES OF STANLEY BLACK & DECKER, INC.

The following is a list of all active subsidiaries of Stanley Black & Decker, Inc. as of December 29, 2012. All subsidiaries, except those marked with an asterisk, are included in the Consolidated Financial Statements of Stanley Black & Decker, Inc.

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
Domestic Subsidiaries	
AA Alarms, Inc.	United States (Michigan)
Action Door Controls, Inc.	United States (Utah)
AeroScout, Inc.	United States (Delaware)
B&D Holdings, LLC	United States (Maryland)
BAI, Inc.	United States (Indiana)
BD Abrasive LLC	United States (Delaware)
Black & Decker de Panama LLC	United States (Maryland)
Black & Decker (Ireland) Inc.	United States (Delaware)
Black & Decker (U.S.) Inc.	United States (Maryland)
Black & Decker Funding Corporation	United States (Delaware)
Black & Decker Group, LLC	United States (Delaware)
Black & Decker HealthCare Management Inc.	United States (Maryland)
Black & Decker Holdings LLC	United States (Delaware)
Black & Decker Inc.	United States (Delaware)
Black & Decker India Inc.	United States (Maryland)
Black & Decker Investment Company, LLC	United States (Delaware)
Black & Decker Investments (Australia) Limited	United States (Maryland)
Black & Decker Investments LLC	United States (Maryland)
Black & Decker Mexfin LLC	United States (Delaware)
Black & Decker Puerto Rico Inc.	United States (Delaware)
Black & Decker Shelbyville, LLC	United States (Kentucky)
Bostitch Holding LLC	United States (Delaware)
CJF India LLC	United States (Delaware)
CJSF, L.L.C.	United States (Delaware)
CRC-Evans International, Inc.	United States (Delaware)
CRC-Evans International Holdings, Inc.	United States (Delaware)
CRC-Evans Pipeline International, Inc.	United States (Delaware)
CRC-Evans Welding Services, Inc.	United States (Delaware)
Cribmaster, Inc.	United States (Georgia)
Cybershift Holdings Inc.	United States (Delaware)
Cybershift.com, Inc.	United States (Delaware)
Delta International Machinery Corp.	United States (Minnesota)
Devilbiss Air Power Company	United States (Delaware)
Embedded Technologies, LLC	United States (Delaware)
Emglo Products, LLC	United States (Maryland)
Emhart (Asia) Limited	United States (Delaware)
Emhart Hardware Sales Corporation	United States (Delaware)
Emhart Harttung Inc.	United States (Delaware)
Emhart Teknologies LLC	United States (Delaware)

Domestic Subsidiaries (continued)

Fastener Innovation Technology, Inc.	United States (California)
Hardware City Associates Limited Partnership	United States (Connecticut)
InfoLogix, Inc.	United States (Delaware)
InfoLogix-DDMS, Inc.	United States (Delaware)
InfoLogix Systems Corporation	United States (Delaware)
Jafford LLC	United States (Maryland)
JennCo1, Inc.	United States (Delaware)
Lista International Corporation	United States (Massachusetts)
Lista U.S. Holding Company, Inc.	United States (Massachusetts)
Microalloying International, Inc.	United States (Delaware)
Newfrey LLC	United States (Delaware)
Opt Acquisition, L.L.C.	United States (Pennsylvania)
Pacom Systems (North America) Inc.	United States (Delaware)
PIH U.S. Inc.	United States (Alabama)
Porter-Cable Argentina, LLC	United States (Minnesota)
Powers Fasteners, Inc.	United States (New York)
Powers Products IV, L.L.C.	United States (Delaware)
Powers Products, L.L.C.	United States (Delaware)
Price Pfister Holdings, Inc.	United States (Delaware)
RIGHTCO II, LLC	United States (Delaware)
Sargent & Greenleaf, Inc.	United States (Indiana)
SBD Canada LLC	United States (Delaware)
SBD Insurance, Inc.	United States (Connecticut)
SBD Property Holdings, LLC	United States (Delaware)
Scan Modul System, Inc.	United States (New York)
SecurityCo Solutions, Inc.	United States (Delaware)
Shenandoah Insurance, Inc.	United States (Vermont)
Spiralock Corporation	United States (Michigan)
Stanley Access Technologies LLC	United States (Delaware)
Stanley Access, Inc.	United States (Delaware)
Stanley Atlantic, Inc.	United States (Delaware)
Stanley Black & Decker Cayman Holdings, Inc.	United States (Delaware)
Stanley Black & Decker Chile, L.L.C.	United States (Delaware)
Stanley Black & Decker Sub Plan Trust Co.	United States (Delaware)
Stanley Canada Holdings, L.L.C.	United States (Delaware)
Stanley Convergent Security Solutions, Inc.	United States (Delaware)
Stanley European Holdings, L.L.C.	United States (Delaware)
Stanley Fastening Systems, LP	United States (Delaware)
Stanley Housing Fund, Inc.	United States (Delaware)
Stanley International Holdings, Inc.	United States (Delaware)
Stanley Logistics, L.L.C.	United States (Delaware)
Stanley Security Solutions, Inc.	United States (Indiana)
Stanley Structures, Inc.	United States (Delaware)
Stanley Supply & Services, Inc.	United States (Massachusetts)
The Black & Decker Corporation	United States (Maryland)
The Farmington River Power Company	United States (Connecticut)
UNISPEC L.L.C.	United States (Alabama)
ZAG USA, Inc.	United States (Delaware)

International Subsidiaries

Subsidiary	Jurisdiction
Black & Decker Argentina S.A.	Argentina
Black & Decker Distribution Pty. Ltd.	Australia
Black & Decker Finance (Australia) Ltd.	Australia
Black & Decker Holdings (Australia) Pty. Ltd.	Australia
Black & Decker No. 4 Pty. Ltd.	Australia
Facom Systems Pty Limited	Australia
Pacom Systems Pty Limited	Australia
Powers Fasteners Australasia Pty Limited	Australia
Powers Rawl Pty. Ltd.	Australia
Rawl Australasia Pty. Ltd.	Australia
Rawlplug Unit Trust	Australia
SBDK Australia GP	Australia
Sielox Security Systems Pty. Ltd.	Australia
Stanley Black & Decker Holdings Australia Pty Ltd	Australia
Stanley Black & Decker Australia Pty Ltd	Australia
The Stanley Works Pty. Ltd.	Australia
Stanley Black & Decker Austria GmbH	Austria
Facom Belgie BVBA	Belgium
General Protection SA	Belgium
Niscayah BVBA	Belgium
Stanley Black & Decker Belgium BVBA	Belgium
Stanley Black & Decker Latin American Holding BVBA	Belgium
Stanley Black & Decker Logistics BVBA	Belgium
Stanley Europe BVBA	Belgium
The Stanley Works (Bermuda) Ltd.	Bermuda
Black & Decker do Brasil Ltda.	Brazil
CRC-Evans PIH Servicos de Tubulacao do Brasil Ltda	Brazil
M.Hart do Brasil Ltda	Brazil
Refal Industria e Comercio de Rebites e Rebitadeiras Ltda.	Brazil
Spiralock do Brasil, LTDA.	Brazil
Stanley do Brasil Ltda.	Brazil
Besco Investment Holdings Ltd.	British Virgin Islands
PIH Services ME Ltd.	British Virgin Islands
Stanley Works China Investment Limited	British Virgin Islands
3040003 Canada Inc.	Canada
1542053 Ontario Limited	Canada
Abmast Inc.	Canada
CRC-Evans Canada Ltd.	Canada
First National Alarmcap, LP	Canada
Frisco Finance GP Inc.	Canada
Frisco Finance LP	Canada
Les Portes Auto Magique	Canada
Lista International, Ltd.	Canada
Mac Tools Canada Inc.	Canada
Microtec Enterprises, Inc.	Canada
Mont-Hard (Canada) Inc.	Canada
Stanley Black & Decker Canada Corporation	Canada
Stanley CLP1	Canada

International Subsidiaries (continued)

Stanley CLP2	Canada
Stanley CLP3	Canada
Stanley CLP4	Canada
XMARK Corporation	Canada
Besco Investment Group Co. Ltd.	Cayman Islands
Black & Decker (Cayman) Finance Limited	Cayman Islands
Black & Decker Manufacturing, Distribution & Global Purchasing Holdings LP	Cayman Islands
Chiro (Cayman) Holdings Ltd.	Cayman Islands
Jointech Corporation, Ltd.	Cayman Islands
Reid Services Limited	Cayman Islands
Wintech Corporation Limited	Cayman Islands
Maquinas y Herramientas Black & Decker de Chile S.A.	Chile
Anzi Masterfix Tool Ltd.	China
Beijing Bostitch Fastening Systems Co., Ltd.	China
Besco Hardware Machinery Manufacturing Ltd.	China
Black & Decker (Suzhou) Co. Ltd.	China
Black & Decker (Suzhou) Power Tools Co., Ltd.	China
Black & Decker (Suzhou) Precision Manufacturing Co., LTD.	China
Black & Decker SSC Asia Co., Ltd.	China
Guangzhou Emhart Fastening System Co., Ltd.	China
Jiangsu Tong Feng Hardware Co., Ltd.	China
Niscayah Engineering China Ltd.	China
Powers Shanghai Trading Limited	China
Qingdao Sungun Power Tool Co., Ltd.	China
Shanghai Eastern Iron Hardware Co., Ltd.	China
Shanghai Emhart Fastening Systems Ltd.	China
Stanley Black & Decker Precision Manufacturing (Shenzhen) Co., Ltd.	China
Stanley GMT (Shanghai) Hardware Co., Ltd.	China
Stanley (Tianjin) International Trading Co. Ltd.	China
Stanley Works (Wendeng) Tools Co., Ltd.	China
The Stanley Works (Langfang) Fastening Systems Co., Ltd.	China
The Stanley Works (Shanghai) Co., Ltd.	China
The Stanley Works (Shanghai) Management Co., Ltd.	China
The Stanley Works (Zhejiang) Industrial Tools Co., Ltd.	China
The Stanley Works (Zhongshan) tool Co., Ltd.	China
Black & Decker de Colombia S.A.S.	Colombia
Black and Decker de Costa Rica Limitada	Costa Rica
Black & Decker (Czech) S.R.O.	Czech Republic
Stanley Black & Decker Czech Republic s.r.o.	Czech Republic
Tucker S.R.O.	Czech Republic
Emhart Harttung A/S	Denmark
Scan Modul Byrum ApS	Denmark
Stanley Security Denmark ApS	Denmark
Stanley Nordic ApS	Denmark
Black & Decker del Ecuador S.A.	Ecuador
Stanley Black & Decker Finland Oy	Finland
Stanley Security Oy	Finland
BGI Distribution S.A.S.	France

International Subsidiaries (continued)

Subsidiary	Country
Black & Decker (France) S.A.S.	France
Black & Decker Finance S.A.S.	France
Bost Garnache Industries S.A.S.	France
Dubuis & Cie S.A.S.	France
Emhart Fastening & Assembly SNC	France
Europ Télésécurité S.A.S.	France
Facom S.A.S.	France
Facom Holding SAS	France
Générale de Protection S.A.S.	France
Niscayah SAS	France
Novia SWK S.A.S.	France
Piole Parolai Equipement S.A.S.	France
Pro One Finance S.A.S.	France
Societe Miniere et Commerciale	France
Stanley Doors France, S.A.S.	France
Stanley France, S.A.S.	France
Stanley France Services, S.A.S.	France
Stanley Healthcare Solutions France Sarl	France
Stanley Security France SAS	France
Stanley Solutions de Sécurité SAS	France
Stanley Tools, S.A.S.	France
B.B.W. Bayrische Bohrerwerke GmbH	Germany
Black & Decker Holdings GmbH	Germany
Horst Sprenger GmbH recycling-tools	Germany
Scan Modul Orgasystem GmbH	Germany
SETEC Vertriebsgesellschaft für Brand- und Einbruchmeldesysteme mbH	Germany
Stanley Black & Decker Deutschland GmbH	Germany
Stanley Security Deutschland Administration GmbH	Germany
Stanley Security Deutschland GmbH	Germany
Stanley Security Deutschland Holding GmbH	Germany
Stanley Grundstücksverwaltungs GmbH	Germany
Tucker GmbH	Germany
Stanley Black & Decker (Hellas) EPE	Greece
BD Precision (Hong Kong) Limited	Hong Kong
BD Suzhou (Hong Kong) Limited	Hong Kong
BD Suzhou Power Tools (Hong Kong) Limited	Hong Kong
BD Xiamen (Hong Kong) Limited	Hong Kong
BDC International Limited	Hong Kong
Black & Decker Hong Kong Limited	Hong Kong
Emhart Guangzhou (Hong Kong) Limited	Hong Kong
Hangtech Limited	Hong Kong
Niscayah Asia Limited	Hong Kong
Niscayah Investments Limited	Hong Kong
Spiralock Global Ventures, Limited	Hong Kong
Stanley Black & Decker Hungary Korlatolt Felelossegu Tarsasag	Hungary
Stanley Finance Hungary Group Financing Limited Liability Company	Hungary
Avfast (India) Pvt. Ltd.	India

International Subsidiaries (continued)

Subsidiary	Jurisdiction
Black & Decker India Private Limited	India
Emhart Teknologies (India) Private Limited	India
Powers Anchor Products Private Limited	India
Stanley Black & Decker India Limited	India
Stanley Works (India) Private Limited	India
Baltimore Financial Services Company	Ireland
Baltimore Insurance Limited	Ireland
Belco Investments Company	Ireland
Black & Decker International Finance 1	Ireland
Black & Decker International Finance 3	Ireland
Chesapeake Falls Holdings Company	Ireland
Gamrie Limited	Ireland
Niscayah Limited	Ireland
SBD European Security International	Ireland
SBD Niscayah Investment	Ireland
SBD Security Investment	Ireland
Stanley Black and Decker International Finance 5 Limited	Ireland
Stanley Black & Decker Latin American Investment	Ireland
Stanley Security Limited	Ireland
Stanley Security Solutions Ireland Limited	Ireland
The Stanley Works Israel Ltd.	Israel
Black & Decker Italia S.P.A.	Italy
Black & Decker Italia S.R.L.	Italy
Dewalt Industrial Tools S.p.A.	Italy
Niscayah SpA	Italy
SWK Utensilerie S.r.l.	Italy
AeroScout Japan Co., Ltd.	Japan
Nippon Pop Rivets & Fasteners Ltd.	Japan
Black & Decker (Overseas) GmbH	Liechtenstein
Black & Decker Asia Manufacturing Holdings 2 S.A.R.L.	Luxembourg
Black & Decker Global Holdings S.A.R.L.	Luxembourg
Black & Decker Limited S.A.R.L.	Luxembourg
Black & Decker Luxembourg Finance S.C.A.	Luxembourg
Black & Decker Luxembourg S.A.R.L.	Luxembourg
Black & Decker Transasia S.A.R.L.	Luxembourg
Chesapeake Investments Company S.A.R.L.	Luxembourg
SBD European Security Holdings S.A.R.L.	Luxembourg
Black & Decker Macao Commercial Offshore Limited	Macao
Black & Decker Asia Pacific (Malaysia) Sdn. Bhd.	Malaysia
CRC-Evans Pipeline International Sdn. Bhd.	Malaysia
Stanley Works (Malaysia) SDN BHD	Malaysia
Black & Decker de Reynosa S. de R.L. de C.V.	Mexico
Black & Decker, S.A. de C.V.	Mexico
DeWalt Industrial Tools, S.A. de C.V.	Mexico
Grupo Black & Decker Mexico, S. de R.L.de C.V.	Mexico
Herramientas Stanley S.A. de C.V.	Mexico
Stanley-Bostitch Servicios S. de R.L. de C.V.	Mexico

International Subsidiaries (continued)

Stanley-Bostitch, S.A. de C.V.	Mexico
Black & Decker Far East Holdings B.V.	Netherlands
Black & Decker Hardware Holdings B.V.	Netherlands
Black & Decker Holdings B.V.	Netherlands
Black & Decker International Holdings B.V./S.a.r.l.	Netherlands
Black & Decker Overseas Holdings B.V.	Netherlands
Chiro Tools Holdings B.V.	Netherlands
CRC-Evans B.V.	Netherlands
MEDI-MATH Holding B.V.	Netherlands
Niscayah Alarmcentrale B.V.	Netherlands
Powers Fasteners Europe B.V.	Netherlands
Scan Modul Holding B.V.	Netherlands
Stanley Black & Decker Netherlands B.V.	Netherlands
Stanley European Holdings B.V.	Netherlands
Stanley European Holdings II B.V.	Netherlands
Stanley Healthcare Solutions Europe B.V.	Netherlands
Stanley Israel Investments B.V.	Netherlands
Stanley Security Nederland B.V.	Netherlands
Stanley Works Holdings B.V.	Netherlands
Stichting Beheer Intellectuele Eigendomsrechten Blick Benelux B.V.	Netherlands
Black & Decker (New Zealand) Limited	New Zealand
Powers Fasteners Australasia Limited	New Zealand
Powers Fasteners Limited	New Zealand
Powers Fasteners (NZ) Limited	New Zealand
Rawl (NZ) Limited	New Zealand
Emhart Sjong A/S	Norway
Stanley Black & Decker Norway A/S	Norway
Stanley Security AS	Norway
Stanley Security Holdings AS	Norway
PIH Services ME LLC	Oman
Black & Decker de Panama, S.de R.L.	Panama
Emhart Panama, S.A.	Panama
SBD Panama Investments LLC	Panama
SBD Panama LLC	Panama
Stanley Black & Decker Del Peru S.A.	Peru
Masterfix Poland Ltd. Sp.z.o.o.	Poland
Stanley Black & Decker Polska Sp.z.o.o.	Poland
Stanley Fastening Systems Poland Sp. z o.o.	Poland
Stanley Security Portugal, Unipessoal, Lda	Portugal
PIH Services ME Ltd.	Qatar
Universal Inspection Systems Ltd.	Scotland
Aeroscout (Singapore) Pte. Ltd.	Singapore
Bellwether Capital Private Limited	Singapore
Best Systems Corporation Pte. Ltd.	Singapore
Black & Decker Asia Pacific Pte. Ltd.	Singapore
CRC-Evans Pipeline International Pte. Ltd.	Singapore
Facom Tools Far East Pte. Ltd.	Singapore
Joint Prosperity Investment Limited	Singapore

International Subsidiaries (continued)

Subsidiary	Jurisdiction
Stanley Works Asia Pacific Pte. Ltd.	Singapore
Stanley Black & Decker Slovakia S.r.o.	Slovakia
Cooperheat of Africa Pty. Ltd.	South Africa
De-Tect Unit Inspection Pty. Ltd.	South Africa
Investage 9 (Proprietary) Limited	South Africa
Emhart Fastening Teknologies Korea, Inc.	South Korea
Black & Decker Iberica S.Com por A.	Spain
Facom Herramientas S.r.l.	Spain
Niscayah Holding Spain SL	Spain
Pacom Systems Espana SL	Spain
Scan Modul Medi-math Logistics SA	Spain
Stanley Iberia S.L.	Spain
Stanley Security Espana, S.L. (Unipersonal)	Spain
Niscayah Group AB	Sweden
Pacom Group AB	Sweden
SBD Holding AB	Sweden
Stanley Security Black & Decker Aktiebolag	Sweden
Stanley Security Sverige AB	Sweden
Emhart GmbH	Switzerland
Sargent & Greenleaf S.A.	Switzerland
Scan Modul System GmbH	Switzerland
Stanley Black & Decker Holding GmbH	Switzerland
Stanley Black & Decker Sales GmbH	Switzerland
Stanley Security Switzerland SA	Switzerland
Stanley Works (Europe) GmbH	Switzerland
Besco Pneumatic Corporation	Taiwan
Fastener Jamher Taiwan Inc.	Taiwan
Lucky International (Samoa) Ltd.	Taiwan
Stanley Chiro International Ltd.	Taiwan
Stanley Fastening Systems Investment (Taiwan) Co.	Taiwan
Stanley Security Solutions Taiwan Ltd.	Taiwan
Tong Lung Metal Industry Co., Ltd.	Taiwan
Black & Decker (Thailand) Limited	Thailand
Emhart Teknologies (Thailand) Ltd.	Thailand
PIH Thailand Co. Ltd.	Thailand
Stanley Works Limited	Thailand
Alkhaja Pimex LLC	United Arab Emirates/Dubai
Stanley Middle East FZE	United Arab Emirates/Dubai
Aven Tools Limited	United Kingdom
Bandhart	United Kingdom
Bandhart Overseas	United Kingdom
Black & Decker	United Kingdom
Black & Decker Batteries Management Limited	United Kingdom
Black & Decker Europe	United Kingdom
Black & Decker Finance	United Kingdom

International Subsidiaries (continued)

Black & Decker International	United Kingdom
Blick Telefusion Communications Limited	United Kingdom
CRC-Evans Offshore Ltd.	United Kingdom
Emhart International Limited	United Kingdom
Isgus International Limited	United Kingdom
Masterfix Products U.K. Ltd.	United Kingdom
Masterfix UK Holdings Limited	United Kingdom
Niscayah Holdings Limited	United Kingdom
Niscayah Limited	United Kingdom
PIH Holdings Ltd.	United Kingdom
PIH Ltd.	United Kingdom
PIH Services Ltd.	United Kingdom
Spiralock of Europe Ltd.	United Kingdom
Stanley Black & Decker Innovations Limited	United Kingdom
Stanley Black & Decker UK Holdings Limited	United Kingdom
Stanley Black & Decker UK Limited	United Kingdom
Stanley Healthcare Solutions Ltd.	United Kingdom
Stanley Security Solutions - Europe Limited	United Kingdom
Stanley Security Solutions Ltd.	United Kingdom
Stanley Security Solutions (NI) Limited	United Kingdom
Stanley UK Acquisition Company Limited	United Kingdom
Stanley U.K. Holding Ltd.	United Kingdom
Stanley UK Limited	United Kingdom
Stanley UK Sales Limited	United Kingdom
Stanley UK Services Limited	United Kingdom
SWK (UK) Holding Limited	United Kingdom
SWK (UK) Limited	United Kingdom
The Stanley Works Limited	United Kingdom
Tucker Fasters Limited	United Kingdom
Universal Inspection Systems Limited	United Kingdom
Black & Decker de Venezuela, C.A.	Venezuela
Black & Decker Holdings de Venezuela, C.A.	Venezuela

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statements and related prospectuses of Stanley Black & Decker, Inc. and subsidiaries (the "Company") of our reports dated February 20, 2013 with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in this Annual Report (Form 10-K) for the fiscal year ended December 29, 2012:

- Registration Statement (Form S-8 No. 2-93025)
- Registration Statement (Form S-8 No. 2-96778)
- Registration Statement (Form S-8 No. 2-97283)
- Registration Statement (Form S-8 No. 33-16669)
- Registration Statement (Form S-3 No. 33-12853)
- Registration Statement (Form S-3 No. 33-19930)
- Registration Statement (Form S-3 No. 33-46212)
- Registration Statement (Form S-3 No. 33-47889)
- Registration Statement (Form S-8 No. 33-55663)
- Registration Statement (Form S-8 No. 33-62565)
- Registration Statement (Form S-8 No. 33-62575)
- Registration Statement (Form S-8 No. 333-42346)
- Registration Statement (Form S-8 No. 333-42582)
- Registration Statement (Form S-8 No. 333-64326)
- Registration Statement (Form S-3 No. 333-110279)
- Registration Statement (Form S-3 No. 333-117607)
- Registration Statement (Form S-8 No. 333-162956)
- Registration Statement (Form S-4 No. 333-163509)
- Registration Statement (Form S-8 No. 333-165454)
- Registration Statement (Form S-3 No. 333-178017)
- Registration Statement (Form S-8 No. 333-179699)

/s/ Ernst & Young LLP
Hartford, Connecticut
February 20, 2013

EXHIBIT 24

POWER OF ATTORNERY

We, the undersigned officers and directors of Stanley Black & Decker, Inc., a Connecticut corporation (the "Corporation"), hereby severally constitute Bruce H. Beatt and Kathryn P. Sherer our true and lawful attorneys with full power of substitution, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K for the year ended December 29, 2012 of the Corporation filed herewith (the "Form 10-K"), and any and all amendments thereof, and generally to do all such things in our name and on our behalf in our capacities as officers and directors to enable the Corporation to comply with the annual filing requirements under the Securities Act of 1934, as amended, including, all requirements of the Securities and Exchange Commission, and all requirements of any other applicable law or regulation, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to such Form 10-K and any and all amendments thereto.

Signature	Title	Date
/s/ Nolan D. Archibald Nolan D. Archibald	Executive Chairman	February 19, 2013
/s/ John F. Lundgren John F. Lundgren	Chief Executive Officer and Director	February 19, 2013
John G. Breen	Director	
/s/ George W. Buckley George W. Buckley	Director	February 19, 2013
/s/ Patrick D. Campbell Patrick D. Campbell	Director	February 19, 2013
/s/ Carlos M. Cardoso Carlos M. Cardoso	Director	February 19, 2013
Virgis W. Colbert	Director	
/s/ Robert B. Coutts Robert B. Coutts	Director	February 19, 2013

Signature	Title	Date
/s/ Benjamin H. Griswold, IV Benjamin H. Griswold, IV	Director	February 19, 2013
/s/ Eileen S. Kraus Eileen S. Kraus	Director	February 18, 2013
/s/ Anthony Luiso Anthony Luiso	Director	February 19, 2013
/s/ Marianne M. Parrs Marianne M. Parrs	Director	February 19, 2013
/s/ Robert L. Ryan Robert L. Ryan	Director	February 18, 2013

EXHIBIT 31.1(a)

CERTIFICATIONS

I, John F. Lundgren, certify that:

1. I have reviewed this Annual Report on Form 10-K of Stanley Black & Decker, Inc. and subsidiaries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John F. Lundgren

Date: February 20, 2013

John F. Lundgren
Chief Executive Officer

EXHIBIT 31.1(b)

CERTIFICATIONS

I, Donald Allan Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Stanley Black & Decker, Inc. and subsidiaries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Donald Allan Jr.

Date: February 20, 2013

Donald Allan Jr.
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

STANLEY BLACK & DECKER, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stanley Black & Decker, Inc. (the "Company") on Form 10-K for the period ending December 29, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John F. Lundgren, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John F. Lundgren

John F. Lundgren
Chief Executive Officer
February 20, 2013

EXHIBIT 32.2

STANLEY BLACK & DECKER, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stanley Black & Decker, Inc. (the "Company") on Form 10-K for the period ending December 29, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald Allan Jr., Senior Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald Allan Jr.

Donald Allan Jr.
Senior Vice President and Chief Financial Officer
February 20, 2013

FINANCIAL AND INVESTOR COMMUNICATIONS

Stanley Black & Decker investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

- Fulfilling requests for annual reports, proxy statements, forms 10-Q and 10-K, copies of press releases and other Company information.
- Meetings with securities analysts and fund managers.

Contact the Stanley Black & Decker investor relations department at our corporate offices by calling **Kate Vanek, VP, Investor & Government Relations** at **(860) 827-3833** or by mail at **1000 Stanley Drive, New Britain, CT 06053**. We make earnings releases available online on the Internet on the day that results are released to the news media. Stanley Black & Decker releases and a variety of shareowner information can be found at the Company's website: **www.stanleyblackanddecker.com**.

FINANCIAL HIGHLIGHTS AND SCORECARD FOOTNOTES

(b) The Company has excluded the 2012, 2011, and 2010 after-tax merger and acquisition-related charges of $329 million ($1.97 of diluted EPS), $186 million ($1.09 of diluted EPS), and $380 million ($2.53 of diluted EPS), respectively, in the calculation of diluted EPS. Additionally the Company has excluded $47 million ($0.59 of diluted EPS) in the 2008 calculation of diluted EPS. These amounts were excluded because the Company believes these are better indicators of operating trends when analyzing diluted EPS, due to the unusually large magnitude of these charges and the fact that they are non-recurring. Therefore, the Company has provided these measures both including and excluding such charges.

(c) Free Cash Flow = Net cash provided by operating activities minus capital expenditures. In 2012, 2011, and 2010 free cash flow excludes $479 million, $307 million, and $382 million, respectively, of merger and acquisition-related charges and payments incurred primarily in connection with the Black & Decker merger and acquisition of Niscayah. Such normalized free cash flow is considered a meaningful metric to aid the understanding of the Company's cash flow performance aside from the material impact of these merger and acquisition-related payments. In 2008, free cash flow also excludes income taxes paid on the gain from the CST/Berger divesture due to the fact the taxes are non-recurring and the related gross cash proceeds are classified as investing inflows. Refer to page 30 in the enclosed 10-K for the reconciliation of operating cash flow to free cash flow.

(d) Working Capital turns are computed as year-end working capital (accounts receivable, inventory, accounts payable, and deferred revenue) divided by fourth quarter sales, annualized.

(e) Average Capital Employed is computed by dividing the 13-point average of debt and equity.

(f) ROCE is computed as net earnings from continuing operations plus after-tax expense and after-tax amortization of intangibles, divided by the 13-point average of debt and equity. In 2012, 2011, and 2010, net earnings from continuing operations excludes $329 million, $186 million, and $380 million, respectively, of merger and acquisition-related charges and payments incurred primarily in connection with the Black & Decker merger and Niscayah acquisition.

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this Annual Report that are not historical, including, but not limited to, those that often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will," are "forward-looking statements" and subject to risk and uncertainty. The results that are expressed or implied in such statements involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from those expectations, including, but not limited to, the risks, uncertainties and other factors set forth or referred to under Item 1A Risk Factors and Item 7 MD&A of the Company's 2012 Annual Report on the Form 10-K that is part of this Annual Report, and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, as well as those contained in the Company's other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Visit **www.yearinreview.stanleyblackanddecker.com** to view videos and pictures that bring exciting aspects of the Stanley Black & Decker story to life, to explore our financials, and to read about our businesses, our brands and our plans for growth.


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